Driving Loyalty

2006 ANNUAL REPORT AND FORM 10-K



AllianceData



Driving Loyalty

2006 ANNUAL REPORT

AllianceData

Selected Financial Highlights and Reconciliation of Non-GAAP Information*

(in millions, except per share amounts)

Year Ended December 31,	2006	% Increase	2005	2004
Revenue	$1,998.7	29%	$1,552.4	$1,257.4
Net Income	$189.6	37%	$138.7	$102.4
Provision for income taxes	116.7		83.4	61.9
Financing costs [1]	41.0		14.5	7.8
Stock compensation expense [2]	43.1		14.1	15.8
Depreciation and other amortization	65.4		58.6	62.6
Amortization of purchased intangibles	59.6		41.1	28.8
Adjusted EBITDA	$515.4	47%	$350.4	$279.3
Plus change in deferred revenue	41.0		63.4	70.7
Less change in redemption settlement assets	–		(17.4)	(28.2)
Foreign currency impact and other	1.9		(14.4)	(16.5)
Operating EBITDA	$558.3	46%	$382.0	$305.3
Net Income	$189.6		$138.7	$102.4
Add back non-cash non-operating items:				
Amortization of purchased intangibles	59.6		41.1	28.8
Stock compensation expense [2]	43.1		14.1	15.8
Mark to market swap adjustment [3]	–		–	(4.7)
Income tax effect [4]	(36.0)		(19.2)	(12.7)
Cash Earnings	$256.3	52%	$174.7	$129.6
Weighted average shares – diluted	81.7		84.6	84.0
Net income per share – diluted	$2.32		$1.64	$1.22
Cash earnings per share – diluted	$3.14	52%	$2.06	$1.54

*The Non-GAAP financial information presented herein may not be comparable to similarly titled measures presented by other companies and may not be identical to corresponding measures used in our various agreements or SEC filings. For an explanation of use of non-GAAP financial measures, visit our web site at www.AllianceData.com.

[1] Financing costs includes non-cash, fair value gain on swap of $4.7 million for the year ended December 31, 2004.

[2] For the years ended December 31, 2005 and 2004, we would have recorded $22.4 million and $15.3 million, respectively, of stock compensation related to stock options under Statement of Financial Accounting Standards No. 123.

[3] Represents the fair value gain on an interest rate swap that does not meet the hedging requirements of Statement of Financial Accounting Standards No. 133, as revised.

[4] Represents income tax adjustment for the related tax benefit or expense for the non-GAAP measure adjustments.

3.7 Billion
AIR MILES® Reward Miles Issued

2.5 Billion
AIR MILES Reward Miles Redeemed

212 Million
Statements Generated

$7.4 Billion
Credit Sales

$3.6 Billion
Average Managed Receivables

Over 9,000
Associates

Over 60
Worldwide Locations

2006 Highlights


AllianceData
Celebrating 5 Years Listed on the NYSE

Stock Performance Since IPO June 8, 2001 – December 31, 2006

Alliance Data: +421.3%
S&P 500: +12.1%

Revenue (in millions)

2006: $1,998.7
2005: $1,552.4
2004: $1,257.4

Adjusted EBITDA (in millions)

2006: $515.4
2005: $350.4
2004: $279.3

Net Income (per share diluted)

2006: $2.32
2005: $1.64
2004: $1.22

Cash Earnings (per share - diluted)

2006: $3.14
2005: $2.06
2004: $1.54



About Us

Alliance Data is a leading provider of loyalty and marketing solutions derived from transaction-rich data. We focus on facilitating and managing interactions between our clients and their customers by leveraging our unique insight into consumer behavior. The solutions we offer help our clients acquire and retain new customers, as well as increase the loyalty and profitability of their existing customers.

Alliance Data has a client base in excess of 600 companies, consisting mostly of specialty retailers, petroleum retailers, utilities, supermarkets and financial services companies. The company has over 9,000 associates working in more than 60 locations worldwide.

AllianceData



Driving Loyalty

Our Vision states that "Great companies will call Alliance Data first to create more loyal and profitable customer relationships."

Our Mission articulates that we "enable our clients to build stronger, mutually beneficial relationships with their customers."

Whether specifically stated, as in our Vision, or inherently obvious via our Mission, loyalty is a common theme in Alliance Data's interaction with its various stakeholders.

Our long-term relationships with clients are one example. This client loyalty stems from the fact that we help our clients create loyalty-based relationships with their customers. We're able to do this because we've formed a culture of loyal, high-performing associates who, each day, continue building our reputation and our track record. Their execution of our business model has also rewarded loyal, long-standing Alliance Data investors. And as a responsible corporate citizen, Alliance Data is loyal to the many communities where we operate, providing financial, volunteer and expertise-based support to organizations that improve the lives of our neighbors.

In this annual report, we illustrate that Alliance Data has both the expertise and the ability to deliver results and drive loyalty in a variety of settings that benefit you, the Alliance Data stakeholder.



To Our Stakeholders:

2006 was a year of continued growth for Alliance Data. We celebrated several milestones during the year, including the 10-year anniversary of our founding and the five-year anniversary of our IPO. Both of these provided opportunities to reflect on our past, while simultaneously laying the groundwork for our continued success and growth. This growth reflects our commitment to driving loyalty and can be seen across a number of different dimensions.

—J. Michael Parks
Chairman of the Board
and Chief Executive Officer

Client Relationships

A key ingredient in our growth has been the strength of our client relationships. In 2006 we were pleased to form relationships with a number of new clients, including:

Friedman's Jewelers, the third-largest U.S. jewelry retailer

Sacramento Municipal Utility District, the sixth-largest publicly owned utility in the United States

Southern Union Company, a leading U.S. diversified natural gas company and owner of the country's second-largest natural gas pipeline system

Integrys (formerly WPS Resources Corporation), a major energy holding company headquartered in Chicago

Cruise Management International LLC, North America's largest retailer of cruise vacations

Budget Rent A Car System, Inc., one of the world's best-known car rental brands

Green Mountain Energy, one of the leading retail providers of clean energy products

Circuit City Stores, Inc., which offers more than 300,000 products through the Circuit City website and its Circuit City Superstores across the United States

Beall's and Burke's Outlet Stores, leading retailers of value-priced apparel, accessories and home furnishings

Pamida, one of the top general merchandise retailers in the rural United States

The Dunlap Company, a department store retailer operating in the south and southwest United States

MyFamily.com, a leading online network for connecting families

As we add value for these and all our new clients, we expect that we will have long-standing relationships with them, like we do with a number of clients that renewed and, in some cases, expanded their relationships with us during 2006.

These included **Abercrombie & Fitch, United Retail Group, American Signature, Hudson Bay Co., Jean Coutu Group, The Room Place at Harlem Furniture, Citigroup, A&P Canada, Canada Safeway, New York & Company** and **Duke Energy.**

Expanded Capabilities and Offerings

Our proven business model provides a strong foundation on which we continue to expand our offerings for clients. One example of this can be seen in the strategic activities we undertook in 2006 to enhance our transaction-rich data offerings.

Early in 2006 we acquired ICOM, a leading provider of targeted list, marketing data and communication solutions for the direct response, consumer packaged goods and over-the-counter pharmaceutical industries in North America. Very soon after that we brought DoubleClick Email Solutions into the Alliance Data fold. This organization is one of the largest permission-based email marketing service providers in the industry, with operations across North America, Europe and Asia/Pacific. In October we announced the acquisition of CPC Associates, a premier provider of data products used to increase the effectiveness of direct-response marketing programs.

And in late 2006 we took another significant step to build out our data offerings with Abacus, a leading provider of cooperative data, data management and analytical services for direct marketing. The acquisition of Abacus, completed in early 2007, is representative of our ongoing commitment to offer a comprehensive suite of services that greatly enhance our clients' marketing efforts and their ability to improve their bottom line. It also provides prime cross-selling opportunities across Alliance Data's businesses.

The addition of Abacus will strengthen our data, database and analytics offerings. The combined expertise, products and capabilities obtained from these strategic moves will further solidify our standing as the global leader in multi-channel, data-driven marketing technologies and services.

There were other important 2006 expansions to our offerings as well. For example, our Canadian AIR MILES Reward Program added 20 new retail partners to its online shopping mall, www.airmilesshops.ca. This virtual mall features advanced product search capabilities and allows consumers to purchase merchandise from a total of 75 lifestyle, home décor, electronics, entertainment and fashion retailers, such as Disney Shopping, Toys "R" Us Canada, Office Depot and Lands' End.

In 2006 we also gained significant traction in our relatively new co-brand credit card offering with the launch of six new programs. Existing clients such as Goody's and New York & Company are now using our co-brand and existing private label credit card programs to help engage a broader customer base, increase sales, strengthen customer loyalty and reinforce their brands.

Financial Performance

Our financial results in 2006 were especially strong. Revenue increased 29 percent to $2 billion for the year ended December 31, 2006 from $1.55 billion for the year ended December 31, 2005. Adjusted EBITDA increased 47 percent to $515.4 million in 2006, compared with $350.4 million in 2005. Diluted cash earnings per share grew by 52 percent to $3.14 per share in 2006 from $2.06 per share in 2005.

In 2006 our board of directors approved a new stock repurchase program that authorized the company to buy back up to an additional $600 million of its outstanding common stock through 2008. This new repurchase program extends the two previously approved repurchase programs announced in June and October of 2005, bringing Alliance Data's total repurchase authorization to $900 million.

We also took steps to achieve even greater financial flexibility and to lock in favorable fixed interest rates. We completed the issuance of asset-backed notes worth an aggregate principal amount of $500 million, and we completed the placement of $500 million of corporate debt in a private placement offering. We plan to continue utilizing both the public and private markets as needed to position us for continued growth while optimizing capital efficiency and, hence, free cash flow, a key component of our business model.

New Facilities

Our current and planned future growth provided several opportunities for us to create new work environments for our teams. These environments are designed to increase collaboration, reinforce our values and stimulate our top-caliber people in their daily efforts. In 2006 we made plans to move our operations in the Columbus, Ohio and Toronto areas to new facilities in those cities. These facilities, which we'll begin occupying in 2007, will better enable our associates to function as teams and give us the flexibility and capacity we'll need in the future. Additionally, our Epsilon unit completed its move to a new headquarters building in the Dallas area in 2006, and our Utility Services business broke ground on a new call center facility in Ennis, Texas, which will be completed and available to serve Alliance Data utility clients in the first half of 2007.

New buildings do not in and of themselves mean anything. But in our case, these migrations to new facilities are a visible sign of our growth, as well as our commitment to provide a work environment that is rewarding for our associates and that results in even better service for our clients.

Recognition

As we grow, and grow in the right way, Alliance Data is increasingly recognized for the things we do well. Some 2006 examples include:

- Our Leadership Academy, designed to bolster the leadership skills of managers at all levels, was named "Best Leadership Program" by Thomson NETg, a provider of corporate learning solutions, which recognized Alliance Data's ability to "internally identify, cultivate and develop management and executive-level employees."
- Alliance Data was included in *BusinessWeek*'s "Information Technology 100" annual listing, which ranks the fastest-growing, most profitable technology-related companies.
- Alliance Data was included in the annual *Forbes* Platinum 400 list, which recognizes the top 400 "Best Big Companies in America." Companies are selected based on their five-year performance, management strength and other factors.
- The Dallas Mayor's Committee honored Alliance Data with the Corporate Best Practices award for our employment of people with disabilities.
- In Denver, Columbus and several other cities where we have significant operations, Alliance Data was once again recognized as a "best place to work."
- The American Society for Training and Development recognized Alliance Data as one of its "best places to learn."
- Forrester Research granted Epsilon top honors for database marketing services and email marketing services, saying "Epsilon sets the standard for database marketing services providers."

2007 and Beyond

In looking back at 2006 and the summary of growth examples outlined above, I hope you reach the same conclusion as I – namely, that Alliance Data has developed an impressive track record of performance over the past decade, with 2006 being the latest evidence of the long-term attractiveness of our business model. Over the past decade, this once-small, private, $280 million company, employing 2,500 associates in the United States, has evolved into a $2 billion firm with employment approaching 10,000, operations across North America, a presence in both Europe and Asia, and a market value of approximately $5 billion.

As we move into our second decade, I am confident that Alliance Data's people, business model and track record of performance will continue to be a source of pride for all our stakeholders. As our Mission states, we "create and manage customized solutions that enable our clients to build stronger, mutually beneficial relationships with their customers." That's driving loyalty, and it will continue to be our focus in 2007 and beyond.

Sincerely,

J. Michael Parks
Chairman of the Board and Chief Executive Officer







Driving Loyalty with Unique Solutions for Our Clients

Because it is the best predictor of future consumer behavior, we leverage transactional data to develop a set of loyalty and marketing solutions that are unique in the marketplace. Alliance Data clients can choose end-to-end loyalty and marketing solutions including external coalitions, internal coalitions, one-to-one proprietary programs, programs with a credit component, or customer management programs specific to a particular industry.

– Ed Heffernan, Chief Financial Officer

Loyalty and Marketing Services

Alliance Data's loyalty and marketing services profitably change consumer behavior in ways that are mutually beneficial to our clients and their customers. We have powerful marketing tools – utilized in external coalition programs, internal coalition programs and individual programs – all designed to transform consumers into loyal customers.

One example is our AIR MILES Reward Program, Canada's most successful coalition loyalty program. Over two-thirds of Canadian households actively participate in the AIR MILES program, which is sponsored by a coalition of more than 100 retailers and service providers at thousands of locations across Canada. Canadian consumers earn AIR MILES Reward Miles when making everyday, non-discretionary purchases such as gasoline, groceries and pharmacy items, among others. These can then be exchanged for over 800 different redemption rewards in a variety of categories including travel, electronics and entertainment. Canadian consumers reap rewards, while the program sponsors – our clients – build traffic, sales and customer loyalty.

We also design, build and manage advanced stand-alone loyalty platforms and programs. These systems are capable of delivering real-time information that we then use to develop targeted messages that create a personalized experience for the consumer across all touch-points. Our U.S.-based Epsilon business is a leader in providing integrated direct marketing solutions that combine data services, database services, strategic consulting and creative services, analytical services and interactive delivery services.

Private Label Services

Alliance Data's private label services, included in our transaction and credit services reporting segments, provide some of North America's most recognizable retailers with innovative marketing and card solutions that reflect our deep roots in the retail industry. Alliance Data finances and operates private label credit card programs that not only free retailers from the time and technology demands of stand-alone programs, but also allow them to focus entirely on their core business, boosting their competitive advantage. Our co-brand card programs complement the private label offerings and allow clients to provide select customer segments with an alternate card choice for making their purchases.

Our retail clients achieve significant benefits from these services, including increased sales, lower costs, greater brand awareness and a broader, more loyal customer base. Alliance Data's private label credit card programs create additional marketing opportunities that can dramatically drive sales and loyalty. Studies show that, on average, private label cardholders visit the store twice as often and spend two-and-one-half times more per year than non-cardholders.

Utility Services

Alliance Data is a leading provider of billing and customer-care services to regulated, deregulated, and municipal utilities, which collectively serve millions of end-use utility customers. As a part of our transaction services reporting segment, Alliance Data's offerings for the utility industry reflect our belief that by adding value at each customer touch-point, we can help our utility clients create strong relationships, even in an increasingly competitive consumer marketplace.

Experienced Alliance Data associates tailor solutions to the needs and goals of our utility clients to achieve measurable business improvements and financial benefits in this rapidly evolving industry.

National Geographic Society

While the words "National Geographic" might conjure up images of the famous *National Geographic* magazine, the organization responsible for that publication does much more than just produce the respected periodical.

The 119-year-old National Geographic Society, which works to inspire people to care about the planet, is one of the largest nonprofit scientific and educational organizations in the world. It reaches more than 350 million people each month through its five magazines, the National Geographic Channel, television documentaries, radio programs, films, books, DVDs, maps and interactive media. It has funded more than 8,000 scientific research projects and supports an education program combating geographic illiteracy.

In short, it is a multi-media giant that has the same challenges as any large organization with millions of customers – namely, how to engage them in a way that is beneficial for both the Society and its members and that creates member loyalty to the National Geographic brand.

As part of the strategy to meet this challenge, the Society began what is now a decade-long relationship with Epsilon, Alliance Data's marketing and data services company.

In 1997 the Society realized that it needed to outsource the building of a database that would span the organization and provide it with a better understanding of its stakeholders. Epsilon was selected to create this capability and has continuously refined the database to accommodate the Society's growth while best leveraging new technologies and marketing techniques.

Today, Epsilon's consolidated database provides the Society with a holistic view of all its stakeholders: members, customers and prospects. Through sophisticated analytics, campaign management, database development and hosting, Epsilon helps the Society gain a more insightful understanding of the millions of people who interact with the many different entities in the National Geographic family. These unique insights allow the Society and Epsilon to design and execute targeted marketing initiatives that increase brand equity and cultivate more profitable, loyal customer relationships.

"Epsilon's marketing database and its marketing expertise help us form closer relationships with our members. That allows us to generate incremental income, which we can then direct back into our overall mission and programs," said Mary Donohoe, vice president of Marketing Services for the National Geographic Society. "It literally allows us to provide important grants to scientists and explorers and fund our overall education initiatives."

Could one of mankind's next key discoveries on land or sea be the result of loyalty-driven programs created right here at Epsilon?



Epsilon is helping us preserve and build brand loyalty while generating more revenue through relevant, more targeted campaigns.

– Mary Donohoe
Vice President
Marketing Services
National Geographic Society

Shell Canada

Today, there are dozens of different gasoline brands available across Canada. In such a crowded marketplace, each brand strives to gain every possible competitive advantage. Driving loyalty among a customer base with such an abundant array of choices is no easy task. But Shell Canada, a leading manufacturer, distributor and marketer of refined petroleum products, may have found the key: Alliance Data's AIR MILES Reward Program.

Shell has been a part of this coalition loyalty program since 1993, and was the first major gasoline retailer to work with AIR MILES. Thanks to its role as a sponsor in the AIR MILES program, Shell Canada's customers who are collectors in the program earn AIR MILES Reward Miles through their purchases at Shell's thousands of retail outlets across Canada. Shell also is a redemption partner, offering AIR MILES collectors the opportunity, among thousands of other redemption options, to redeem their AIR MILES Reward Miles for various Shell products or services.

How does the AIR MILES program provide Shell with a competitive advantage?

"The data generated by the AIR MILES program allows us to identify, segment and better understand our customers, and when we better understand our customers, we can create value propositions that are attractive to them and which then drive an increase in loyalty to the Shell brand," says Kevin Collins, Shell Canada's manager of Retail Marketing.

Shell also uses the AIR MILES program to change customer behavior. One example can be seen in the success of Shell's new premium gasoline, V-Power, which was launched in 2005. When Shell Canada launched V-Power, customers were enticed with larger bonus reward miles for choosing V-Power to fill up their tanks. V-Power's success is due in part to the AIR MILES program and its ability to help drive behavior toward a desired end result: in this case, the overwhelming acceptance of the new product.

"When we compare the performance of our two customer groups – AIR MILES collectors and non-AIR MILES collectors – we see a material increase in the sales volume of the AIR MILES group," says Collins.

For Shell Canada, the program's currency is also valuable for internal purposes. With highly skilled employment a scarce resource in remote exploration and petroleum extraction areas, Alliance Data and Shell developed a program whereby AIR MILES Reward Miles could be earned by certain Shell employees who successfully attained individual retention, attendance and other targets. This approach resulted in a decrease in employment turnover and an increase in attendance.

Whether creating loyalty with customers or employees, Shell Canada and Alliance Data are building on 14 years of partnership to keep Shell the preferred choice across Canada.



As a result of our partnership with the AIR MILES Reward Program, we gain knowledge and insights that allow us to make better strategic decisions and build a more loyal base of customers.

– **Kevin Collins**
Manager of Retail Marketing
Shell Canada



Through our long-term partnership with Alliance Data, we have been able to increase sales and establish more loyal relationships with our customers.

– Ron Ristau
Chief Financial Officer
and Chief Operating Officer
New York & Company



New York & Company

New York & Company, Inc., founded in 1918, is a leading specialty retailer of fashion-oriented, moderately-priced women's apparel. The company's proprietary branded New York & Company™ merchandise is sold exclusively through its national network of over 500 retail stores in 45 states.

One of the key weapons in New York & Company's competitive arsenal is its long-term relationship with Alliance Data, which provides integrated credit and marketing solutions that target increased sales and customer loyalty.

Alliance Data handles all account acquisition and activation, receivables funding, credit authorization, card issuance, statement generation, direct mail, email marketing services, remittance processing and customer service functions for the New York & Company private label credit card.

Additionally, through database analytics services, Alliance Data designs, executes and analyzes results of direct marketing and email campaigns for New York & Company's entire customer universe. These services are utilized to promote special merchandise offers and drive store traffic.

"The Alliance Data team understands what we are trying to accomplish – they provide us with great ideas that allow us to monitor, track, communicate with and engage our top customers," says Ron Ristau, New York & Company's chief financial officer and chief operating officer.

In 2006 Alliance Data and New York & Company began to offer a co-brand credit card program designed to complement the retailer's existing private label credit card program, which Alliance Data has managed since 1996. The co-brand card provides select customer segments with an alternate card choice for making purchases. The two companies also announced the signing of a contract extension under which Alliance Data will continue providing database marketing services for the retailer.

The long-term partnership between Alliance Data and New York & Company has stood the test of time. New capabilities and expanded offerings are built on the foundation of private label card programs to achieve a clear goal: a comprehensive and fully integrated credit and marketing solution that will help New York & Company reach more customers, increase sales and drive customer loyalty.





Integrys Energy Group

Integrys Energy Group, Inc. (formerly WPS Resources Corporation) is a fast-growing energy holding company based in Chicago. In 2006 Integrys Energy Group acquired 360,000 new natural gas customers in Michigan and Minnesota. To begin serving these customers seamlessly, the company needed an innovative, comprehensive customer care solution – one that could be implemented in a previously-unheard-of timeframe and provide the service and value customers expected.

Integrys Energy Group evaluated several potential providers through an accelerated RFP process. It chose Alliance Data as its preferred partner, largely due to its conclusion that Alliance Data had a stable platform on which to build its key customer functions. In mid-January 2006, hundreds of Alliance Data associates, along with a dedicated team from Integrys Energy Group, began work on CIS hosting and maintenance, call center, billing, credit and collections, and service order dispatch solutions.

By July 5, 2006, Alliance Data had converted all of the customers' accounts to a new system and began handling all call center, meter-to-cash and dispatch functions for the customers.

"This new business model for our company was brought together in record time," says Mary Kay Duket, outsourcing contract manager for Integrys Energy Group. "As a partner, Alliance Data shared fully in our sense of urgency and our focus on the customer."

Integrys Energy Group often operates in a regulated environment in which customers don't have a choice in their utility company. In this type of environment, why was customer care, customer experience and customer loyalty so important?

"We're our customers' only choice, but we don't think of it that way," says Duket. "Our customers pay for our services, and they deserve a satisfying experience with us. We have an outstanding reputation for customer service, and we want our 360,000 new customers to experience the same nationally recognized care we provide in other markets. Serving our customers well is how we keep our credibility strong, and in the end, it's just the right thing to do."

With the hectic but successful implementation complete, Integrys Energy Group and Alliance Data are now bringing their partnership to a new level – further enhancing the Integrys customer's experience and increasing operating efficiency.

"We're taking the Integrys model of what we expect for customers and finding ways to replicate that service quickly and efficiently," says Duket, "and that will enable future growth."





We're taking the Integrys model of what we expect for customers and finding ways to replicate that service quickly and efficiently, and that will enable future growth.

– Mary Kay Duket
Outsourcing
Contract Manager
Integrys Energy Group







Driving Loyalty within Our Communities

"Give Back to our Communities" is one of Alliance Data's core company values. Alliance Data associates put this into practice daily by volunteering their time and talents to improve the cities and towns where they live and work. Alliance Data's enterprise-wide, award-winning "Neighbor of Choice" program provides a framework for meaningful civic involvement. And its work with the Boston College Center for Corporate Citizenship helps the company stay abreast of the latest trends in philanthropy and corporate responsibility.

Mid-Ohio FoodBank

For more than 26 years, Mid-Ohio FoodBank has been serving the needs of central Ohio's hungry families by providing food to over 520 food pantries, soup kitchens, shelters and other charities. In five years, the number of people served annually by the Mid-Ohio FoodBank has grown 44 percent to nearly 200,000 children, seniors, low-income families and others who have no other place to turn. Nearly one in five Columbus residents lived in poverty in 2005, up from one in seven in 1999.

After observing this rapidly increasing community need, Alliance Data began working with the Mid-Ohio FoodBank in 2001. Initial efforts focused on the agency's annual Operation Feed community food drive. Departmental competitions raised large amounts of food and money to contribute to the campaign. Other local companies have joined the campaign as well, and in 2006, 137 businesses, organizations and government agencies participated in Operation Feed, collectively raising over 3.7 million meals for those in need.

As Operation Feed has grown, so has Alliance Data's overall support, culminating in a large financial donation in 2006 and expanded volunteer activities to support the agency's many needs throughout the year. On a regular basis, Alliance Data associates now volunteer in a variety of capacities:

Reclamation – Alliance Data volunteers are trained to carefully inspect non-perishable food and other products that were damaged at the grocery store, taken off the shelves and donated. Each item is inspected to determine its safety and usability.

Food Repackaging – Donated food often arrives in bulk sizes or in packaging that does not maximize its usefulness. Therefore, items are often repacked to ensure they can be used by the most people possible. This includes labeling, sorting or boxing food into usable sizes, and preparing 4,250 food packages for senior citizens each month.

Special Projects – Alliance Data volunteers assist with a number of miscellaneous but important projects throughout the year. These include special events, mailings, data entry and special activities for youth service groups and school children.

Through Alliance Data's Neighbor of Choice Program, major Columbus-area community partnerships have also been developed with the Columbus Housing Partnership (CHP) and Columbus State Community College. Alliance Data funding and volunteers assist CHP in its mission to ensure that decent housing, the cornerstone of family life and a healthy community, is within the reach of lower-income families.

Alliance Data has partnered with Columbus State Community College (CSCC) to fund a program called "Alliance Data Fantastic Fridays." This program provides students in grades 6-12 an opportunity to participate in age-appropriate, hands-on activities in real college laboratories.

In working with the Mid-Ohio FoodBank, Columbus Housing Partnership, Columbus State Community College and dozens of other local agencies, Alliance Data and its associates are making a positive impact in Columbus.







Alliance Data has been one of our loyal corporate partners over the years. The combination of the company's financial support and its commitment to employee volunteering has assisted us greatly in our mission to ensure every individual in our community has one of life's most basic needs – food.

– Matthew Habash
Executive Director,
Mid-Ohio FoodBank



Driving Loyalty with Engagement

Some organizations strive for strong employee satisfaction. Others want to create a unique culture. These are worthwhile objectives. But at Alliance Data, our quest is to create and nurture a workforce that is engaged. An engaged workforce is one that has energy and puts forth discretionary effort. Engagement can be measured by the extent that our people are committed, motivated and actively involved in making Alliance Data successful.

Sure, it involves job satisfaction, but satisfaction alone doesn't inspire.

Our engaged associates have a passion for what they do. They enjoy helping our clients and their customers, and they enjoy working with other, like-minded people who believe they can make a personal difference in the success of the organization. This mindset is rooted in our culture, and it creates a sense of mutual loyalty.

A Partnership of People

In addition to our financial performance and the results we obtain for our clients, Alliance Data strives to create an environment where our associates are challenged, given an opportunity to develop and allowed to excel. We value a commitment to individual excellence that co-exists with a team personality and mindset.

We are creating a performance-based culture where individuals are rewarded for demonstrating a track record of performance and making value-added contributions to our business. This type of culture requires individuals, at all levels of the organization, to continue growing their expertise and capabilities.

For example, we place an emphasis on leadership development to ensure that, while we grow, we retain those characteristics that have contributed to our success. Last year almost 350 Alliance Data leaders participated in one of our Leadership Academies. These robust, multi-day sessions help reinforce our common vision among our leadership team and instill a consistent understanding of what is expected of them as leaders in our organization. These settings also help forge relationships that enable cross-unit collaboration, providing us with distinct advantages in the marketplace.







Our associates address each situation by looking at it from every angle. They listen. They share ideas. Then they take action.

– Tran Taylor, Executive Vice President, Human Resources

The individual development of each Alliance Data associate is important as well. Each year, a variety of development opportunities are available for associates. These range from classes and programs focused on functional expertise, to sessions designed to improve general workplace skills, to tailored development assignments that provide participants with hands-on experience in new areas of responsibility. At Alliance Data, the best and brightest at all levels find exciting development options that lead to compelling career opportunities. This is one reason why the American Society for Training and Development recognized Alliance Data as one of its "best places to learn."

At the core of Alliance Data's success has been its people. Our ability to attract, motivate, develop and retain top talent has given us a competitive advantage. Accordingly, we will continue our emphasis on hiring the best people, holding them accountable and allowing them to grow and succeed along with the company.



Pictured Left to Right:
Transient C. Taylor, Edward J. Heffernan, Alan M. Utay, Daniel P. Finkelman, J. Michael Parks, Dwayne H. Tucker, Ivan M. Szeftel, John W. Scullion

Board of Directors

J. Michael Parks
Chairman of the Board and CEO
Alliance Data Systems Corporation

Bruce K. Anderson
Partner, Co-Founder
Welsh, Carson, Anderson & Stowe

Roger H. Ballou
Chief Executive Officer
CDI Corporation

Lawrence M. Benveniste
Dean of the Goizueta Business School
Emory University

D. Keith Cobb
Business Consultant, Strategic Advisor,
Former Vice Chairman and CEO
Alamo Rent A Car

E. Linn Draper, Jr.
Former Chairman of the Board,
President and CEO
American Electric Power, Inc.

Kenneth R. Jensen
Business Consultant, Strategic Advisor,
Former Senior Executive Vice President
Fiserv, Inc.

Robert A. Minicucci
General Partner
Welsh, Carson, Anderson & Stowe

Executive Officers

J. Michael Parks
Chief Executive Officer

John W. Scullion
President and Chief
Operating Officer

Daniel P. Finkelman
Executive Vice President
Corporate Development
and Innovation

Edward J. Heffernan
Executive Vice President and
Chief Financial Officer

Ivan M. Szeftel
Executive Vice President and
President, Retail Credit Services

Transient C. Taylor
Executive Vice President
Human Resources

Dwayne H. Tucker
Executive Vice President and
President, Transaction Services

Alan M. Utay
Executive Vice President
Chief Administrative Officer
and General Counsel

Corporate Headquarters

Alliance Data Systems Corporation
17655 Waterview Parkway
Dallas, Texas 75252
972 348-5100

Common Stock

The company's common stock is listed on the New York Stock Exchange under the Ticker Symbol "ADS."

Form 10-K

For more information about Alliance Data, visit us online at www.AllianceData.com. The company's Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the Securities and Exchange Commission, is available at Alliance Data's web site.

Electronic Access

Stockholders of record may register at the following web site for electronic access to future Annual Reports and Proxy materials, rather than receiving mailed copies: http://www.computershare.com/us/ecomms

Registration is revocable until each year's record date for the Annual Meeting. Beneficial stockholders may be able to request electronic access by contacting their broker or bank.

Legal Counsel

Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201
214 969-2800

Independent Auditors

Deloitte & Touche LLP
2200 Ross Avenue, Suite 1600
Dallas, Texas 75201
214 840-7000

Investor Relations

FD
Wall Street Plaza
88 Pine Street
New York, New York 10005
212 850-5600

Transfer Agent and Registrar

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078

Shareholder Inquiries
781 575-2879
www.computershare.com

Certifications

Alliance Data has filed with the SEC, in our most recent Annual Report on Form 10-K, the required Sarbanes-Oxley Act Section 302 and Section 404 certifications and has submitted to the NYSE the CEO certification required by Section 303A.12(a) of the NYSE listing standards.

Safe Harbor Statement and Forward-Looking Statements

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may use words such as "anticipate," "believe," "estimate," "expect," "intend," "predict," "project" and similar expressions as they relate to us or our management. When we make forward-looking statements, we are basing them on our management's beliefs and assumptions, using information currently available to us. Although we believe that the expectations reflected in the forward-looking statements are reasonable, these forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed in our filings with the Securities and Exchange Commission. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Any forward-looking statements contained in these documents reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. We have no intention, and disclaim any obligation, to update or revise any forward-looking statements, whether as a result of new information, future results or otherwise.

AllianceData

Alliance Data Systems Corporation
17655 Waterview Parkway
Dallas, Texas 75252
972 348-5100

www.AllianceData.com

Driving Loyalty

2006 FORM 10-K

AllianceData

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-15749

ALLIANCE DATA SYSTEMS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**31-1429215**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
17655 Waterview Parkway, Dallas, Texas	**75252**
(Address of Registrant's Principal Executive Offices)	*(Zip Code)*

(972) 348-5100

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of June 30, 2006, the last business day of the registrant's most recently completed second fiscal quarter, 71,589,410 shares of common stock were outstanding and the aggregate market value of the common stock held by non-affiliates of the registrant on that date was approximately $4.2 billion (based upon the closing price on the New York Stock Exchange on June 30, 2006 of $58.82 per share). Aggregate market value is estimated solely for the purposes of this report. This shall not be construed as an admission for the purposes of determining affiliate status.

As of February 22, 2007, 79,576,227 shares of common stock were outstanding.

Documents Incorporated By Reference

Certain information called for by Part III is incorporated by reference to certain sections of the Proxy Statement for the 2007 Annual Meeting of our stockholders which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2006.

ALLIANCE DATA SYSTEMS CORPORATION

INDEX

Caution Regarding Forward-Looking Statements

This Form 10-K and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may use words such as "anticipate," "believe," "estimate," "expect," "intend," "predict," "project", and similar expressions as they relate to us or our management. When we make forward-looking statements, we are basing them on our management's beliefs and assumptions, using information currently available to us. Although we believe that the expectations reflected in the forward-looking statements are reasonable, these forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed in the "Risk Factors" section in Item 1A of this Form 10-K and elsewhere in this Form 10-K and the documents incorporated by reference in this Form 10-K.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Any forward-looking statements contained in this annual report or in the documents incorporated herein by reference reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. We have no intention, and disclaim any obligation, to update or revise any forward-looking statements, whether as a result of new information, future results or otherwise.

PART I

Item 1. Business

Our Company

We are a leading provider of loyalty and marketing solutions derived from transaction rich data. We partner with our clients to develop unique insight into consumer behavior. We use that insight to create and manage customized solutions that we believe enhance consumer experiences and enable our clients to build stronger, mutually-beneficial relationships with their customers. We focus on facilitating and managing interactions between our clients and their customers through multiple distribution channels including in-store, catalog and on-line. Our services assist our clients in identifying and acquiring new customers, as well as in increasing the loyalty and profitability of their existing customers. We have a client base in excess of 600 companies, consisting mostly of specialty retailers, petroleum retailers, utilities, supermarkets and financial services companies. We generally have long-term relationships with our clients, with contracts typically ranging from three to five years in duration.

We are the result of the 1996 merger of two entities acquired by Welsh, Carson, Anderson & Stowe: J.C. Penney's transaction services business, BSI Business Services, Inc., and Limited Brands, Inc.'s credit card bank operation, World Financial Network National Bank. In June 2001, we concluded the initial public offering of our common stock, which is listed on the New York Stock Exchange. During 2003, we completed two secondary public offerings whereby Limited Commerce Corp., which is a wholly owned subsidiary of Limited Brands and was our second largest stockholder, sold all of our shares of common stock it beneficially owned. During 2003, Welsh, Carson, Anderson & Stowe began reducing its holdings of our common stock through a series of pro rata distributions to it partners. In October 2006, Welsh Carson completed the distribution of its remaining shares.

We continue to execute on our growth strategy through internal growth and acquisitions. In 2006, we expanded our co-branded credit card services to New York & Company, Goody's and Cruise Management International LLC. We also entered into new arrangements for private label credit card services with Bealls and Burke's Outlet, Friedman's Jewelers, The Dunlap Group and Pamida Stores Operating Co. LLC. We added 20 new retailers to our online shopping mall, *www.airmilesshops.ca*, and signed Budget Rent A Car System as a new sponsor and reward supplier in the AIR MILES® Reward Program. We signed new contracts with Citicorp Credit Services, Circuit City, and My Family.com to provide integrated email and marketing solutions. We also signed contracts with Green Mountain Energy Company, WPS Resources Corporation, and Southern

Union Company to provide customer care solutions as well as providing bill print and payment solutions to the Sacramento Municipal Utilities District.

In addition, we continued our track record of client retention by completing long-term renewals with New York & Company, United Retail Group, Goody's, Abercrombie & Fitch, The Room Place at Harlem Furniture, and American Signature for private label credit services. We also completed significant AIR MILES Reward Program sponsor renewals in 2006 with Hudson's Bay Company, The Jean Coutu Group, and A&P Canada.

We continued to expand our marketing services offering with the acquisition of DoubleClick Email Solutions, a permission-based email marketing service provider with operations across North America, Europe and Asia/Pacific. The DoubleClick Email Solutions acquisition expanded our geographic reach and strengthened our retail vertical presence in our interactive delivery service offering. We also acquired iCom Information & Communications, Inc., or ICOM, and CPC Associates, Inc., premier providers of targeted lists, data products and services used to increase effectiveness of direct-response marketing programs for a variety of business sectors. In the first quarter of 2007, we completed the acquisition of Abacus, a leading provider of data and multi-channel direct marketing services. With the ICOM, CPC and Abacus acquisitions, we have significantly increased the breadth of our data product and services offerings.

Our corporate headquarters is located at 17655 Waterview Parkway, Dallas, Texas 75252, and our telephone number is 972-348-5100.

Our Market Opportunity and Growth Strategy

Our services are applicable to the full spectrum of interactions between companies that sell products and services and individual consumers. We are well positioned to benefit from trends favoring outsourcing of electronic transactions and the development and management of companies' marketing programs. Unlike many companies, we believe that we possess the economies of scale, core competencies, and transaction processing infrastructure to capture, analyze and leverage detailed transactional data to support targeted marketing, loyalty, and credit card programs.

Our growth strategy is to pursue initiatives that capitalize on these market trends, our market position and our core competencies. Key elements of our strategy are:

- *Expanding relationships with our base of over 600 clients by offering them integrated transaction and marketing services.* We offer our clients products and services that will help them more effectively understand and service their customers' needs and allow them to build and maintain long-term relationships with their customers. By providing services directly to our clients' customers, we become an integral part of our clients' businesses.

- *Expanding our client base in our existing market sectors.* We continue to focus on particular markets that are experiencing rapid growth, such as: marketing services related to the AIR MILES Reward Program in Canada and targeted marketing in the United States; transaction and credit services for retailers; and billing and customer care services for the utility industry.

- *Continuing to establish long-term relationships with our clients that result in a stable and recurring revenue base.* We seek to maintain a stable and recurring revenue base by building and maintaining long-term relationships with our clients and entering into contracts that typically extend for three to five years. Most of our services require the payment of monthly fees based on the number of customer interactions we process, allowing us to generate recurring revenues.

- *Continuing to pursue focused, strategic acquisitions and alliances to enhance our core capabilities, increase our scale and expand our range of services.* Since our inception, we have grown in part through selective acquisitions. We intend to continue to acquire other companies with complementary products, services or relationships to enhance and expand our service offerings and increase our market share. We also intend to continue to enter into strategic relationships that extend our client reach, further expand our service offerings and generate additional revenue.

Products and Services

Our products and services are reported under three segments — Marketing Services, Credit Services, and Transaction Services. We have traditionally marketed and sold our products and services on a stand-alone basis but increasingly market and sell them as integrated solutions. Our products and services and target markets are listed below. Financial information about our segments and geographic areas appears in Note 19 of our consolidated financial statements.

Segment	Products and Services	Target Markets
Marketing Services	• Loyalty Programs — Coalition Loyalty — Stand Alone Loyalty • Marketing Services — Strategic Consulting and Creative Services — Data Services — Database Services — Analytical Services — Interactive Delivery Services	• Financial Services • Supermarkets • Petroleum Retail • Specialty Retail • Utility • Pharmaceuticals • Travel • Telecommunications • Not-for Profit • Insurance
Credit Services	• Private Label Receivables Financing — Underwriting and Risk Management — Merchant Processing — Receivables Funding	• Specialty Retail • Jewelry • Hardware
Transaction Services	• Processing Services — Card Processing — Billing and Payment Processing — Customer Care	• Specialty Retail • Jewelry • Hardware
	• Utility Services — Customer Information System Hosting — Customer Care — Billing and Payment Processing	• Utility
	• Merchant Services Point-of-Sale Services — Merchant Bankcard Services	• Petroleum Retail

Marketing Services

Our clients are focused on targeting, acquiring and retaining loyal and profitable customers. We create and manage targeted marketing programs that result in securing more frequent and sustained customer behavior. We utilize the information gathered through our loyalty and targeted marketing programs to help our clients design and implement effective marketing programs. Our clients within this segment include financial services providers, supermarkets, petroleum retailers, specialty retailers and pharmaceutical companies. BMO Bank of Montreal, the largest Marketing Services client in 2006, represented approximately 22.2% of this segment's 2006 revenue.

Loyalty Programs. We operate what we believe to be the largest coalition loyalty program in Canada, with over 9 million active collector accounts representing approximately two-thirds of all Canadian households. The AIR MILES Reward Program enables consumers to earn AIR MILES reward miles as they shop across a range of retailers and other sponsors participating in the AIR MILES Reward Program. The AIR

MILES Reward Program has enabled sponsors to use this tool to increase their revenues by attracting new customers, retaining existing customers and increasing the amount spent by customers.

We deal with three primary parties in connection with our AIR MILES Reward Program: sponsors, collectors and suppliers.

Sponsors

A sponsor enters into an agreement with us to secure exclusive rights for its particular region and product or service category, to reward customers for changing their shopping behavior and to increase purchases by collectors. AIR MILES reward miles are available to collectors at over 12,000 retail and service locations operated by more than 100 brand name sponsors in every province across Canada, including BMO Bank of Montreal, Canada Safeway, Amex Bank of Canada, Shell Canada, A&P Canada and Sobeys.

Collectors

Consumers participating in the AIR MILES Reward Program, known as collectors, accumulate AIR MILES reward miles based on their purchasing behavior at sponsor locations. The AIR MILES Reward Program offers a reward structure that provides a quick, easy and free way for collectors to earn a broad selection of travel, entertainment and other lifestyle rewards by shopping at participating sponsors.

Suppliers

We enter into supply agreements with suppliers of rewards to the program such as airlines, movie theaters and manufacturers of consumer electronics. We make more than 800 different reward opportunities available through over 300 suppliers.

Stand-Alone Loyalty

We design, build and manage advanced stand-alone loyalty platforms and programs. The systems are capable of delivering real-time information that we can then use to develop targeted messages that create a personalized experience for the consumer across all touchpoints.

Marketing Services. Our Epsilon business is a leader in providing integrated direct marketing solutions that combine strategic consulting and creative services, data services, database services, analytical services, and interactive delivery services. Epsilon leverages its deep technology, analytic and direct marketing capabilities to develop integrated marketing solutions for clients in a targeted group of industries including travel, financial services, pharmaceuticals, telecommunications, not-for-profit and insurance. We have enhanced our service offering through a series of acquisitions over the last two years, including Epsilon Interactive and DoubleClick Email Solutions, leading providers of targeted, permission-based email solutions, and ICOM and CPC, now known as Epsilon Data Services. In addition, in the first quarter of 2007, we acquired Abacus which increases our data service offering and significantly increases our presence in the retail and catalog vertical.

Our integrated marketing services include the following:

Strategic Consulting and Creative Services

We provide consulting services that analyze our client's business, brand and/or product strategy to create customer, campaign, and channel strategies and tactics designed to further optimize our clients' customer relationships and marketing return on investment. We also provide direct marketing program design, development and management; campaign design and execution; value proposition and business case development; concept development and creative media consulting; print, imaging and personalization services; data processing services; fulfillment services; and mailing services.

Data Services

We provide various data services that are essential to making smart marketing decisions. Together with our clients, we utilize this data to develop highly targeted, individualized marketing programs that build stronger customer relationships and increase response rates in marketing programs. We have strengthened our capabilities in this area with the acquisition of CPC, a leading provider of new mover data; ICOM, a leading provider of consumer surveys; and Abacus, a leading provider of data, data management and analytical services.

Database Services

We provide design and management of integrated marketing databases; customer and prospect data integration and data hygiene; campaign management and marketing application integration; loyalty management; web design and development; and email marketing.

Analytical Services

We provide behavior-based, demographic and attitudinal segmentation; acquisition, attrition, cross-sell and upsell, retention, loyalty and value predictive modeling; and program evaluation, testing and measurement.

Interactive Delivery Services

We provide strategic, permission-based email communication solutions and marketing technologies. Our end-to-end suite of industry specific products and services includes scalable email campaign technology, delivery optimization, marketing automation tools, turnkey integration solutions, strategic consulting and creative expertise to produce email programs that generate measurable results throughout the customer lifecycle.

Credit Services

Through our Credit Services segment we finance and operate private label and co-branded credit card programs more effectively than a typical retailer can operate a stand alone program. We are able to use our expertise in loyalty and one-to-one marketing to help our retail clients develop deeper relationships with their customers and our cardholders. In addition, we are able to fund receivables through our securitization program to achieve lower borrowing costs while having the infrastructure to support and leverage a variety of portfolio types and a large number of account holders. Through our subsidiaries, World Financial Network National Bank and World Financial Capital Bank, we underwrite the accounts and fund purchases for over 85 private label credit card and commercial credit clients, representing over 107 million cardholders and over $4.1 billion of managed receivables as of December 31, 2006. Our clients are predominately specialty retailers, and the largest within this segment include Limited Brands and its retail affiliates, representing 33.6% of this segment's 2006 revenue, and Redcats, representing 11.8% of this segment's 2006 revenue.

We believe that an effective risk management process is important in both account underwriting and servicing. We use a risk analysis in establishing initial credit limits with cardholders. Because we process a large number of credit applications each year, we use automated proprietary scoring technology and verification procedures to process these applications. Our underwriting process involves the purchase of credit bureau information for each credit applicant. We continuously validate, monitor and maintain the scorecards, and we use the resulting data to ensure optimal risk performance. These models help segment prospects into narrower ranges within each risk score provided by credit bureau services, allowing us to better evaluate individual credit risk and to tailor our risk-based pricing accordingly. We generally receive a merchant fee for processing sales transactions charged to a private label credit card program for which we provide receivables funding. Processing includes authorization and settlement of the funds to the retailer, net of our merchant fee.

We utilize a securitization program as our primary funding vehicle for private label credit card receivables. Securitizations involve the packaging and selling of both current and future receivable balances of credit card accounts to a special purpose entity that then sells them to a master trust. Our Transaction Services segment retains rights to service the managed accounts. Our securitizations are treated as sales for accounting purposes and, accordingly, the receivables are removed from our balance sheet. We retain an ownership interest in the receivables, which is commonly referred to as a seller's interest, and a residual interest in the trust, which is commonly referred to as an interest-only strip. The fair value of the interest-only strip is based on assumptions regarding future payments and credit losses and is subject to volatility that could materially affect our operating results. Both the amount and timing of estimated cash flows are dependent on the performance of the underlying credit card receivables, and actual cash flows may vary significantly from expectations. If principal payments from cardholders or defaults by cardholders exceed our estimates, we may be required to decrease the carrying value of the interest-only strips through a charge against earnings. Limited Brands and its retail affiliates and Redcats accounted for approximately 26.3% and 10.0%, respectively, of the receivables in the trust portfolio as of December 31, 2006.

Transaction Services

We facilitate and manage transactions between our clients and their customers through our scalable processing systems. Our largest clients within this segment include Limited Brands and its retail affiliates, representing approximately 15.5% of this segment's 2006 revenue.

Processing Services. We assist clients in extending their brand with a private label or co-branded credit card that can be used by customers at the clients' store locations, catalogs or on-line. We provide service and maintenance to our clients' private label credit and co-branded card programs and assist our clients in acquiring, retaining and managing valuable repeat customers. Our Transaction Services segment performs processing services for our Credit Services segment in connection with that segment's private label credit card programs. These inter-segment services accounted for 46.1% of Transaction Services revenue in 2006.

We have developed a proprietary private label credit card system designed specifically for retailers which has the flexibility to be customized to accommodate our clients' specific needs. We have also built into the system marketing tools to assist our clients in increasing sales. We utilize our Quick Credit and On-Line Prescreen products to originate new private label credit card accounts. We believe that these products provide an effective marketing advantage over competing services.

We use automated technology for bill preparation, printing and mailing, as well as offer consumers the ability to view, print and pay their bills on-line. By doing so, we improve the funds availability for both our clients and for those private label credit card receivables that we own or securitize.

Our customer care operations are influenced by our retail heritage. We focus our training programs in all areas to achieve the highest possible standards. We monitor our performance by conducting surveys with our clients and their customers. Our call centers are equipped to handle phone, mail, fax and on-line inquiries. We also provide collection activities on delinquent accounts to support our retail private label credit card programs.

Utility Services. We believe that we are one of the largest independent service providers of customer information systems for utilities in North America. We provide a comprehensive single source business solution for customer care and billing solutions. We have solutions for the regulated, de-regulated and municipal marketplace. These solutions provide not only hosting of the customer information system, but also customer care, statement generation and payment processing. We focus on the successful acquisition, value enhancement and retention of our clients' customers.

In both a regulated and de-regulated environment, providers will need more sophisticated and complex billing and customer information systems to effectively compete in the marketplace. We believe that our ability to integrate transaction and marketing services effectively provides a competitive advantage for us.

Merchant Services. We are a provider of transaction processing services with an emphasis on the U.S. petroleum retail industry. We have built a network that enables us to process virtually all electronic payment types including credit card, debit card, prepaid card, gift card, electronic benefits and check transactions.

Safeguards to Our Business; Disaster and Contingency Planning

We have a number of safeguards to protect our company from the risks we face as a business. Given the significant amount of data that we manage, much of which is real-time data to support our clients' commerce initiatives, we have established redundant capabilities for our data centers. We operate multiple data processing centers. In the event of a disaster we can restore our data centers' systems at a third party-provided disaster recovery center for the majority of our clients' data, and recover internally for the remaining critical systems. Our approach to disaster recovery is consistent with best practices in our industry and our clients' needs.

Protection of Intellectual Property and Other Proprietary Rights

We rely on a combination of copyright, trade secret and trademark laws, confidentiality procedures, contractual provisions and other similar measures to protect our proprietary information and technology used in each segment of our business. We currently have five patent applications pending with the U.S. Patent and Trademark Office and two international applications, both of which have entered the national phase in one other country. We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to and distribution of our technology, documentation and other proprietary information. Despite the efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain the use of our products or technology that we consider proprietary and third parties may attempt to develop similar technology independently. We pursue registration and protection of our trademarks primarily in the United States and Canada, although we do have applications pending in Mexico, South America and Europe. Effective protection of intellectual property rights may be unavailable or limited in some countries. The laws of some countries do not protect our proprietary rights to the same extent as in the United States and Canada. We are the exclusive Canadian licensee of the AIR MILES family of trademarks pursuant to a license agreement with Air Miles International Trading B.V. We believe that the AIR MILES family of trademarks and our other trademarks are important for our branding and corporate identification and marketing of our services in each segment.

Competition

The markets for our products and services are highly competitive. We compete with marketing services companies, credit card issuers, and data processing companies, as well as with the in-house staffs of our current and potential clients.

Marketing Services. As a provider of marketing services, we generally compete with advertising and other promotional and loyalty programs, both traditional and on-line, for a portion of a client's total marketing budget. In addition, we compete against internally developed products and services created by our existing and potential clients. For each of our marketing services, we expect competition to intensify as more competitors enter our market. In addition, new competitors with our AIR MILES Reward Program may target our sponsors and collectors as well as draw rewards from our rewards suppliers. Our ability to generate significant revenue from clients and loyalty partners will depend on our ability to differentiate ourselves through the products and services we provide and the attractiveness of our loyalty and rewards programs to consumers. The continued attractiveness of our loyalty and rewards programs will depend in large part on our ability to remain affiliated with sponsors that are desirable to consumers and to offer rewards that are both attainable and attractive to consumers. Intensifying competition may make it more difficult for us to do this. For our targeted marketing services offerings, our ability to continue to capture detailed transaction data on consumers is critical in providing effective customer relationship management strategies for our clients. Our ability to differentiate the mix of products and services that we offer, together with the effective delivery of those products and services, are also important factors in meeting our clients' objective to continually improve their return on marketing investment.

Credit Services. Our credit services business competes primarily with financial institutions whose marketing focus has been on developing credit card programs with large revolving balances. These competitors further drive their businesses by cross selling their other financial products to their cardholders. Our focus has been on targeting retailers that understand the competitive advantage of developing loyal customers. Typically these retailers have customers that make more frequent and smaller transactions. This results in the effective capture of detail-rich data within our marketing services, allowing us to mine and analyze this data to develop successful customer relationship management strategies for our clients. As an issuer of private label credit cards, we compete with other payment methods, primarily general purpose credit cards like Visa and MasterCard, which we also issue primarily as co-branded private label credit cards, American Express, and Discover Card, as well as cash, checks and debit cards.

Transaction Services. As a provider of transaction services, our focus has been on industry segments characterized by companies with large customer bases, detail-rich data and high transaction volumes. Targeting these specific market sectors allows us to develop and deliver solutions that meet the needs of these sectors. This focus is consistent with our marketing strategy for all products and services. Additionally, we believe we effectively distinguish ourselves from other transaction processors by providing solutions that help our clients leverage investments they have made in payment systems by using these systems for electronic marketing programs. Competition in the area of utility services comes primarily from larger, more well-funded and well-established competitors and from companies developing in-house solutions and capabilities.

Regulation

Federal and state laws and regulations extensively regulate the operations of our credit card services bank subsidiary, World Financial Network National Bank, as well as our industrial bank, World Financial Capital Bank. Many of these laws and regulations are intended to maintain the safety and soundness of World Financial Network National Bank and World Financial Capital Bank, and they impose significant restraints on them to which other non-regulated companies are not subject. Because World Financial Network National Bank is deemed a credit card bank and World Financial Capital Bank is an industrial bank within the meaning of the Bank Holding Company Act, we are not subject to regulation as a bank holding company. If we were subject to regulation as a bank holding company, we would be constrained in our operations to a limited number of activities that are closely related to banking or financial services in nature. Nevertheless, as a national bank, World Financial Network National Bank is still subject to overlapping supervision by the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation; and, as an industrial bank, World Financial Capital Bank is still subject to overlapping supervision by the Federal Deposit Insurance Corporation and the State of Utah.

World Financial Network National Bank and World Financial Capital Bank must maintain minimum amounts of regulatory capital. If World Financial Network National Bank or World Financial Capital Bank do not meet these capital requirements, their respective regulators have broad discretion to institute a number of corrective actions that could have a direct material effect on our financial statements. World Financial Capital Bank, as an institution insured by the Federal Deposit Insurance Corporation, must maintain certain capital ratios, paid-in capital minimums and adequate allowances for loan losses. World Financial Network National Bank must meet specific guidelines that involve measures and ratios of its assets, liabilities, regulatory capital, interest rate exposure and certain off-balance sheet items under regulatory accounting standards, among other factors. Under the National Bank Act, if the capital stock of World Financial Network National Bank is impaired by losses or otherwise, we, as the sole shareholder, may be assessed the deficiency. To the extent necessary, if a deficiency in capital still exists, the Federal Deposit Insurance Corporation may be appointed as a receiver to wind up World Financial Network National Bank's affairs.

Before World Financial Network National Bank can pay dividends to us, it must obtain prior regulatory approval if all dividends declared in any calendar year would exceed its net profits for that year plus its retained net profits for the preceding two calendar years, less any transfers to surplus. In addition, World Financial Network National Bank may only pay dividends to the extent that retained net profits, including the portion transferred to surplus, exceed bad debts. Moreover, to pay any dividend, World Financial Network National Bank must maintain adequate capital above regulatory guidelines. Further, if a regulatory authority believes that World Financial Network National Bank is engaged in or is about to engage in an unsafe or unsound banking practice, which, depending on its financial condition, could include the payment of dividends, that regulatory authority may require, after notice and hearing, that World Financial Network

National Bank cease and desist from the unsafe practice. Before World Financial Capital Bank can pay dividends to us, it must obtain prior written regulatory approval.

As part of an acquisition in 2003 by World Financial Network National Bank, which required approval by the Office of the Comptroller of the Currency, the Office of the Comptroller of the Currency required World Financial Network National Bank to enter into an operating agreement with it and a capital adequacy and liquidity maintenance agreement with us. The operating agreement requires World Financial Network National Bank to continue to operate in a manner consistent with its current practices, regulatory guidelines, and applicable law, including those related to affiliate transactions, maintenance of capital and corporate governance. This operating agreement has not required any changes in World Financial Network National Bank's operations. The capital adequacy and liquidity maintenance agreement memorializes our current obligations to World Financial Network National Bank.

We are limited under Sections 23A and 23B of the Federal Reserve Act in the extent to which we can borrow or otherwise obtain credit from or engage in other "covered transactions" with World Financial Network National Bank or World Financial Capital Bank, which may have the effect of limiting the extent to which World Financial Network National Bank or World Financial Capital Bank can finance or otherwise supply funds to us. "Covered transactions" include loans or extensions of credit, purchases of or investments in securities, purchases of assets, including assets subject to an agreement to repurchase, acceptance of securities as collateral for a loan or extension of credit, or the issuance of a guarantee, acceptance, or letter of credit. Although the applicable rules do not serve as an outright bar on engaging in "covered transactions," they do require that we engage in "covered transactions" with World Financial Network National Bank or World Financial Capital Bank only on terms and under circumstances that are substantially the same, or at least as favorable to World Financial Network National Bank or World Financial Capital Bank, as those prevailing at the time for comparable transactions with nonaffiliated companies. Furthermore, with certain exceptions, each loan or extension of credit by World Financial Network National Bank or World Financial Capital Bank to us or our other affiliates must be secured by collateral with a market value ranging from 100% to 130% of the amount of the loan or extension of credit, depending on the type of collateral.

We are required to monitor and report unusual or suspicious account activity as well as transactions involving amounts in excess of prescribed limits under the Bank Secrecy Act, Internal Revenue Service, or IRS, rules, and other regulations. Congress, the IRS and the bank regulators have focused their attention on banks' monitoring and reporting of suspicious activities. Additionally, Congress and the bank regulators have proposed, adopted or passed a number of new laws and regulations that may increase reporting obligations of banks.

We are also subject to numerous laws and regulations that are intended to protect consumers, including state law, the Truth in Lending Act, Equal Credit Opportunity Act and Fair Credit Reporting Act. These laws and regulations mandate various disclosure requirements and regulate the manner in which we may interact with consumers. These and other laws also limit finance charges or other fees or charges earned in our activities. We conduct our operations in a manner that we believe excludes us from regulation as a consumer reporting agency under the Fair Credit Reporting Act. If we were deemed a consumer reporting agency, however, we would be subject to a number of additional complex regulatory requirements and restrictions.

A number of privacy regulations have been implemented in the United States, Canada, the European Union and China in recent years. These regulations place many new restrictions on our ability to collect and disseminate customer information. In addition, the enactment of new or amended legislation around the world could place additional restrictions on our ability to utilize customer information.

Under the Gramm Leach Bliley Act, we are required to maintain a comprehensive written information security program that includes administrative, technical and physical safeguards relating to customer information. We also were required to develop an initial privacy notice and we are required to provide annual privacy notices to customers that describe in general terms our information sharing practices. If we intend to share nonpublic personal information about customers with nonaffiliated third parties, we must provide our customers with a notice and a reasonable period of time for each customer to "opt out" of any such disclosure.

In addition to the federal privacy laws with which we must comply, states also have adopted statutes, regulations or other measures governing the collection and distribution of personal information about customers. In some cases these state measures are preempted by federal law, but if not, we make efforts to monitor and comply with individual state privacy laws in the conduct of our business.

We also have systems and processes to comply with the USA PATRIOT ACT of 2001, which is designed to deter and punish terrorist acts in the United States and around the world, to enhance law enforcement investigatory tools, and for other purposes.

Canada has likewise enacted privacy legislation known as the Personal Information Protection and Electronic Documents Act. This act requires organizations to obtain a consumer's consent to collect, use or disclose personal information. Under this act, which took effect on January 1, 2001, the nature of the required consent depends on the sensitivity of the personal information, and the act permits personal information to be used only for the purposes for which it was collected. Some provinces have enacted substantially similar privacy legislation. We believe we have taken appropriate steps with our AIR MILES Reward Program to comply with the law.

Employees

As of December 31, 2006 we had approximately 9,300 employees. We believe our relations with our employees are good. We have no collective bargaining agreements with our employees.

Available Information

We file or furnish annual, quarterly, current and special reports, proxy statements and other information with the SEC. You may read and copy, for a fee, any document we file or furnish at the SEC's Public Reference Room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC's web site at *www.sec.gov*. Our web site is *www.AllianceData.com*. No information from this web site is incorporated by reference herein. You may also obtain copies of our annual, quarterly and current reports, proxy statements and certain other information filed or furnished with the SEC, as well as amendments thereto, free of charge from our web site. These documents are posted to our web site as soon as reasonably practicable after we have filed or furnished these documents with the SEC. We post our audit committee, compensation committee, nominating and corporate governance committee, and executive committee charters, our corporate governance guidelines, and our code of ethics, code of ethics for Senior Financial Executives and Chief Executive Officer, and code of ethics for Board Members on our web site. These documents are available free of charge to any stockholder upon request.

We submitted the certification of the Chief Executive Officer required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, relating to our compliance with the NYSE's corporate governance listing standards, to the NYSE on June 19, 2006 with no qualification. In addition, we included the certifications of our Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002 and related rules, relating to the quality of our public disclosure, in this Annual Report on Form 10-K as Exhibits 31.1 and 31.2.

Item 1A. Risk Factors

Risk Factors

Risks Related to General Business Operations

Our 10 largest clients represented 43.7% of our consolidated revenue in 2006, and the loss of any of these clients could cause a significant drop in our revenue.

We depend on a limited number of large clients for a significant portion of our consolidated revenue. Our 10 largest clients represented approximately 43.7% of our consolidated revenue during the year ended December 31, 2006, with Limited Brands and its retail affiliates representing approximately 12.3% of our 2006 consolidated revenue. Our contracts with Limited Brands and its retail affiliates expire in 2012. A decrease in revenue from any of our significant clients for any reason, including a decrease in pricing or activity, or a decision to either utilize another service provider or to no longer outsource some or all of the services we provide, could have a material adverse effect on our consolidated revenue.

Marketing Services. Our 10 largest clients in this segment represented approximately 53.2% of our Marketing Services revenue in 2006. BMO Bank of Montreal represented approximately 22.2% of this segment's 2006 revenue. Our contract with BMO Bank of Montreal expires in 2009.

Credit Services. Our 10 largest clients in this segment represented approximately 84.9% of our Credit Services revenue in 2006. Limited Brands and its retail affiliates represented approximately 33.6%, and Redcats represented approximately 11.8% of our Credit Services revenue in 2006. Our contracts with Limited Brands and its retail affiliates expire in 2012, and our contract with Redcats expires in 2016.

Transaction Services. Our 10 largest clients in this segment represented approximately 48.2% of our Transaction Services revenue in 2006. Limited Brands and its retail affiliates were the largest Transaction Services client in 2006, representing approximately 15.5% of this segment's 2006 revenue. Our contracts with Limited Brands and its retail affiliates expire in 2012.

Competition in our industries is intense and we expect it to intensify.

The markets for our products and services are highly competitive and we expect competition to intensify in each of those markets. Many of our current competitors have longer operating histories, stronger brand names and greater financial, technical, marketing and other resources than we do. We cannot assure you that we will be able to compete successfully against our current and potential competitors.

The markets for the services that we offer may fail to expand or may contract and this could negatively impact our growth and profitability.

Our growth and continued profitability depend on acceptance of the services that we offer. If demand for marketing, credit or transaction services decreases, the price of our common stock could fall and you could lose value in your investment. We cannot guarantee that retailers will continue to use loyalty and targeted marketing strategies. Changes in technology may enable merchants and retail companies to directly process transactions in a cost-efficient manner without the use of our services. Additionally, downturns in the economy or the performance of retailers may result in a decrease in the demand for our marketing strategies. Further, if customers make fewer purchases of their products and services, we will have fewer transactions to process, resulting in lower revenue. Any decrease in the demand for our services for the reasons discussed above or any other reasons could have a materially adverse effect on our growth and revenue.

We cannot assure you that we will effectively integrate acquisitions or realize their full benefits, and future acquisitions may result in dilutive equity issuances or increases in debt.

Historically, we have completed several acquisitions in each year. We expect to continue to seek selective acquisitions as an element of our growth strategy. If we are unable to successfully integrate completed or any future acquisitions, we may incur substantial costs and delays or other operational, technical or financial problems, any of which could harm our business and impact the trading price of our common stock. In addition, the failure to successfully integrate any future acquisition may divert management's attention from our core operations or could harm our ability to meet the needs of our customers. To finance future acquisitions, we may need to raise funds either by issuing equity securities or incurring debt. If we issue additional equity securities, such sales could reduce the current value of our stock by diluting the ownership interest of our stockholders.

Failure to safeguard our databases and consumer privacy could affect our reputation among our clients and their customers, and may expose us to legal claims.

An important feature of our marketing and credit services is our ability to develop and maintain individual consumer profiles. As part of our AIR MILES Reward Program, targeted marketing services programs and credit card programs, we maintain marketing databases containing information on consumers' account transactions. Although we have extensive security procedures, our databases may be subject to unauthorized access. If we experience a security breach, the integrity of our marketing databases could be affected. Security and privacy concerns may cause consumers to resist providing the personal data necessary to support our profiling capability. The use of our loyalty, marketing services or credit card programs could decline if any compromise of security occurred. Any public perception that we released consumer information without authorization could subject us to legal claims from consumers or regulatory enforcement actions and adversely affect our client relationships.

As a result of our significant Canadian operations, our reported financial information will be affected by fluctuations in the exchange rate between the U.S. and Canadian dollars.

A significant portion of our Marketing Services revenue is derived from our operations in Canada, which transacts business in Canadian dollars. Therefore, our reported financial information from quarter-to-quarter will be affected by changes in the exchange rate between the U.S. and Canadian dollars over the relevant periods. We do not hedge any of our net investment exposure in our Canadian subsidiary.

The hedging activity related to our securitization trusts subjects us to off-balance sheet counterparty risks relating to the creditworthiness of the commercial banks with whom we enter into hedging transactions.

In order to execute hedging strategies, the securitization trusts have entered into interest rate derivative contracts with commercial banks. These banks are otherwise known as counterparties. It is our policy to enter into such contracts with counterparties that are deemed to be creditworthy. However, if macro- or micro-economic events were to negatively impact these banks, the banks might not be able to honor their obligations to the securitization trusts and we might suffer a loss related to our residual interest in the securitization trusts.

Our failure to protect our intellectual property rights may harm our competitive position, and litigation to protect our intellectual property rights or defend against third party allegations of infringement may be costly.

Third parties may infringe or misappropriate our trademarks or other intellectual property rights, which could have a materially adverse effect on our business, financial condition or operating results. The actions we take to protect our trademarks and other proprietary rights may not be adequate. Litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. We cannot assure you that we will be able to prevent infringement of our intellectual property rights or misappropriation of our proprietary information. Any infringement or misappropriation could harm any competitive advantage we currently derive or may derive from our proprietary rights. Third parties may assert infringement claims against us. Any claims and any resulting litigation could subject us to significant liability for damages. An adverse determination in any litigation of this type could require us to design around a third party's patent or to license alternative technology from another party. In addition, litigation is time-consuming and expensive to defend and could result in the diversion of our time and resources. Any claims from third parties may also result in limitations on our ability to use the intellectual property subject to these claims.

Loss of data center capacity, interruption of telecommunication links, or inability to utilize proprietary software of third party vendors could affect our ability to timely meet the needs of our clients and their customers.

Our ability to protect our data centers against damage or inoperability from fire, power loss, telecommunications failure and other disasters is critical. In order to provide many of our services, we must be able to store, retrieve, process and manage large databases and periodically expand and upgrade our capabilities. Any damage to our data centers, any failure of our telecommunication links that interrupts our operations or any impairment of our ability to use software could adversely affect our ability to meet our clients' needs and their confidence in utilizing us for future services.

If we are required to pay state taxes on transaction processing, it could negatively impact our profitability.

Transaction processing companies may be subject to state taxation of certain portions of their fees charged to merchants for their services. If we are required to pay such taxes and are unable to pass this tax expense through to our merchant clients, these taxes would negatively impact our profitability.

Risks Particular to Marketing Services

If actual redemptions by AIR MILES Reward Program collectors are greater than expected, our profitability could be adversely affected.

A portion of our revenue is based on our estimate of the number of AIR MILES reward miles that will go unused by the collector base. The percentage of unredeemed reward miles is known as "breakage" in the loyalty industry. AIR MILES reward miles currently do not expire. We experience breakage when reward miles are not redeemed by collectors for a number of reasons, including:

- loss of interest in the program or sponsors;
- collectors moving out of the program area; and
- death of a collector.

If actual redemptions are greater than our estimates, our profitability could be adversely affected due to the cost of the excess redemptions.

We could face increased competition from other loyalty programs, including Aeroplan, Air Canada's frequent flyer program.

As a result of increasing competitors in the loyalty market, including from Aeroplan, Air Canada's frequent flyer program, we may experience greater competition in attracting and retaining sponsors in our AIR MILES Reward Program.

The loss of our most active AIR MILES Reward Program collectors could negatively affect our growth and profitability.

Our most active AIR MILES Reward Program collectors drive a disproportionately large percentage of our AIR MILES Reward Program revenue. We estimate that over half of the AIR MILES Reward Program revenues for 2007 will be associated with our AIR MILES Reward Program collectors who participate most actively. The loss of a significant portion of these collectors, for any reason, could impact our ability to generate significant revenue from sponsors and loyalty partners. The continued attractiveness of our loyalty and rewards programs will depend in large part on our ability to remain affiliated with sponsors that are desirable to consumers and to offer rewards that are both attainable and attractive.

Airline or travel industry disruptions, such as an airline insolvency, could negatively affect the AIR MILES Reward Program, our revenues and profitability.

Air travel is one of the appeals of the AIR MILES Reward Program to collectors. As a result of airline insolvencies and restructurings, we may experience service disruptions that prevent us from fulfilling collectors' flight redemption requests. If one of our existing airline suppliers sharply reduces its fleet capacity and route network, we may not be able to satisfy our collectors' demands for airline tickets. Tickets from other airlines, if available, could be more expensive than a comparable ticket under our current supply agreements with existing suppliers, and the routes offered by the other airlines may be inadequate, inconvenient or undesirable to the redeeming collectors. As a result, we may experience higher air travel redemption costs and collector satisfaction with the AIR MILES Reward Program might be adversely affected.

As a result of airline or travel industry disruptions, political instability, terrorist acts, or war, some collectors could determine that air travel is too dangerous or burdensome. Consequently, collectors might forego redeeming reward miles for air travel and therefore might not participate in the AIR MILES Reward Program to the extent they previously did, which could adversely affect our revenue from the program.

Legislation relating to consumer privacy may affect our ability to collect data that we use in providing our marketing services, which could negatively affect our ability to satisfy our clients' needs.

The enactment of new or amended legislation or industry regulations arising from public concern over consumer privacy issues could have a materially adverse impact on our marketing services. Any such legislation or industry regulations could place restrictions upon the collection and use of information that is currently legally available, which could materially increase our cost of collecting some data. Legislation or industry regulation could also prohibit us from collecting or disseminating certain types of data, which could adversely affect our ability to meet our clients' requirements and our profitability and our cash flow. In addition to the United States and Canadian regulations discussed in detail below, we have recently expanded our marketing services through the acquisition of companies formed and operating in foreign jurisdictions that may be subject to additional legislation and regulations regarding consumer privacy.

In the United States, federal and state laws such as the federal Gramm-Leach-Bliley Act make it more difficult to collect and use information that has been legally available and may increase our costs of collecting some data. Regulations under this act give cardholders the ability to "opt out" of having information generated by their credit card purchases shared with other parties or the public. Our ability to gather and utilize this data will be adversely affected if a significant percentage of the consumers whose purchasing behavior we track elect to "opt out," thereby precluding us from using their data. Under the regulations, we generally are required to refrain from sharing data generated by our new cardholders until such cardholders are provided the opportunity to "opt out."

In the United States, the federal Do-Not-Call Implementation Act makes it more difficult to telephonically communicate with customers. Regulations under this act give consumers the ability to "opt out," through a national do-not-call list, a state do-not-call list or an internal do-not-call list which is required by the regulation, of having telephone calls placed to them by telemarketers who do not have an existing business relationship with the consumer. This act could limit our ability to provide services and information to our clients. Failure to comply with the terms of this act could have a negative impact to our reputation and subject us to significant penalties.

In the United States, the federal Controlling the Assault of Non-Solicited Pornography and Marketing Act restricts our ability to send commercial electronic mail messages to customers. The act requires that a customer provide consent prior to a commercial electronic mail message being sent to the customer and further restricts the transmission information (header/subject line) and content of the electronic mail message. Under the regulation, we generally are prohibited from issuing electronic mail or obtaining a benefit from an electronic mail message until such time as the customer has affirmatively granted permission for us to do so. Failure to comply with the terms of this act could have a negative impact to our reputation and subject us to significant penalties.

In Canada, the Personal Information Protection and Electronic Documents Act requires an organization to obtain a consumer's consent to collect, use or disclose personal information. Under this act, consumer personal information may be used only for the purposes for which it was collected. We allow our customers to voluntarily "opt out" from receiving either one or both promotional and marketing mail or promotional and marketing electronic mail. Heightened consumer awareness of, and concern about, privacy may result in customers "opting out" at higher rates than they have historically. This would mean that a reduced number of customers would receive bonus and promotional offers and therefore those customers would collect fewer AIR MILES reward miles.

Risks Particular to Credit Services

If we are unable to securitize our credit card receivables due to changes in the market, the unavailability of credit enhancements, an early amortization event or for other reasons, we would not be able to fund new credit card receivables, which would have a negative impact on our operations and earnings.

Since January 1996, we have sold substantially all of the credit card receivables originated by World Financial Network National Bank to WFN Credit Company, LLC and WFN Funding Company II, LLC, which in turn sold them to World Financial Network Credit Card Master Trust, World Financial Network Credit Card Master Note Trust and World Financial Network Credit Card Master Trust III, which we refer to as the WFN Trusts, as part of our securitization program. This securitization program is the primary vehicle through which we finance World Financial Network National Bank's credit card receivables. We have approximately $600.0 million of asset-backed notes that will come due in 2007. If World Financial Network National Bank was not able to regularly securitize the receivables it originates, our ability to grow or even maintain our credit services business would be materially impaired. World Financial Network National Bank's ability to effect securitization transactions is impacted by the following factors, some of which are beyond our control:

- conditions in the securities markets in general and the asset-backed securitization market in particular;
- conformity in the quality of credit card receivables to rating agency requirements and changes in those requirements; and
- our ability to fund required overcollateralizations or credit enhancements, which we routinely utilize in order to achieve better credit ratings, which lowers our borrowing costs.

Once World Financial Network National Bank securitizes receivables, the agreement governing the transaction contains covenants that address the receivables' performance and the continued solvency of the retailer where the underlying sales were generated. In the event such a covenant or other similar covenant is breached, an early amortization event could be declared, whereby, the trustee for the securitization trust would retain World Financial Network National Bank's interest in the related receivables, along with the excess interest income that would normally be paid to World Financial Network National Bank, until the securitization investors are fully repaid. The occurrence of an early amortization event would significantly limit, or even negate, our ability to securitize additional receivables.

Increases in net charge-offs beyond our current estimates could have a negative impact on our operating income and profitability.

The primary risk associated with unsecured consumer lending is the risk of default or bankruptcy of the borrower, resulting in the borrower's balance being charged-off as uncollectible. We rely principally on the customer's creditworthiness for repayment of the loan and therefore have no other recourse for collection. We may not be able to successfully identify and evaluate the creditworthiness of cardholders to minimize delinquencies and losses. An increase in defaults or net charge-offs beyond historical levels will reduce the net spread available to us from the securitization master trust and could result in a reduction in finance charge income or a write-down of the interest-only strip. General economic factors, such as the rate of inflation, unemployment levels and interest rates, may result in greater delinquencies that lead to greater credit losses. In addition to being affected by general economic conditions and the success of our collection and recovery efforts, our delinquency and net credit card receivable charge-off rates are affected by the credit risk of our credit card receivables and the average age of our various credit card account portfolios. The average age of our credit card receivables affects the stability of delinquency and loss rates of the portfolio. An older credit card portfolio generally drives a more stable performance in the portfolio. At December 31, 2006, 58.3% of the total number of our securitized accounts with outstanding balances and 61.4% of the amount of our outstanding securitized receivables were for accounts with origination dates greater than 24 months old. For 2006, our managed receivables net charge-off ratio was 5.0% compared to 6.5% for 2005 and 6.8% for 2004. We cannot assure you that our pricing strategy can offset the negative impact on profitability caused by increases in delinquencies and losses. Any material increases in delinquencies and losses beyond our current estimates could have a materially adverse impact on us and the value of our net retained interests in loans that we sell through securitizations.

Changes in the amount of payments and defaults by cardholders on credit card balances may cause a decrease in the estimated value of interest-only strips.

The estimated fair value of interest-only strips depends upon the anticipated cash flows of the related credit card receivables. A significant factor affecting the anticipated cash flows is the rate at which the underlying principal of the securitized credit card receivables is reduced. Other assumptions used in estimating the value of the interest-only strips include estimated future credit losses and a discount rate commensurate with the risks involved. The rate of cardholder payments or defaults on credit card balances may be affected by a variety of economic factors, including interest rates and the availability of alternative financing, most of which are not within our control. A decrease in interest rates could cause cardholder payments to increase, thereby requiring a write down of the interest-only strips. If payments from cardholders or defaults by cardholders exceed our estimates, we may be required to decrease the estimated value of the interest-only strips through a charge against earnings.

Increases in our interest rates could have a negative impact on our operating income and profitability.

An increase in market interest rates may increase interest expense on variable interest debt or short-term borrowings, which could have an adverse impact on our operating results. Specifically, an increase in the cost of funds related to our off-balance sheet debt could reduce the amount we realize from the excess spread between the yield on our assets and the cost of funding on our debt. A rise in market interest rates may indirectly impact the payment performance of consumers or the value of, or the amount we could realize from, the sale of interest-only strips.

	As of December 31, 2006		
	Fixed rate	Variable rate	Total
		(In millions)	
Off-balance sheet	$2,650.0	$ 929.2	$3,579.2
On-balance sheet	694.3	350.1	1,044.4
	$3,344.3	$1,279.3	$4,623.6

- At December 31, 2006, our fixed rate off-balance sheet debt was locked at a current effective interest rate of 4.7% through interest rate swap agreements. Additionally, our variable rate off-balance sheet debt has variable rate credit cards that are at least equal to that amount.

- At December 31, 2006, our fixed rate on-balance sheet debt was subject to fixed rates with a weighted average interest rate of 5.7%.

A 1.0% increase in interest rates would result in an estimated decrease to pretax income of approximately $8.5 million related to our on-balance sheet debt. The foregoing sensitivity analysis is limited to the potential impact of an interest rate increase of 1.0% on cash flows and fair values, and does not address default or credit risk.

We expect growth in our credit services segment to result from new and acquired credit card programs whose credit card receivable performance could result in increased portfolio losses and negatively impact our net retained interests in loans securitized.

We expect an important source of growth in our credit card operations to come from the acquisition of existing credit card programs and initiating credit card programs with retailers who do not currently offer a private label or co-brand credit card. Although we believe our pricing and models for determining credit risk are designed to evaluate the credit risk of existing programs and the credit risk we are willing to assume for acquired and start-up programs, we cannot assure you that the loss experience on acquired and start-up programs will be consistent with our more established programs. The failure to successfully underwrite these credit card programs may result in defaults greater than our expectations and could have a materially adverse impact on us and the value of our net retained interests in receivables securitized.

Current and proposed regulation and legislation relating to our credit services could limit our business activities, product offerings and fees charged.

Various Federal and state laws and regulations significantly limit the credit services activities in which we are permitted to engage. Such laws and regulations, among other things, limit the fees and other charges that we can impose on consumers, limit or prescribe certain other terms of our products and services, require specified disclosures to consumers, or require that we maintain certain licenses, qualifications and minimum capital levels. In some cases, the precise application of these statutes and regulations is not clear. In addition, numerous legislative and regulatory proposals are advanced each year which, if adopted, could have a materially adverse effect on our profitability or further restrict the manner in which we conduct our activities. The failure to comply with, or adverse changes in, the laws or regulations to which our business is subject, or adverse changes in their interpretation, could have a materially adverse effect on our ability to collect our receivables and generate fees on the receivables, thereby adversely affecting our profitability.

If our bank subsidiaries fail to meet certain bank criteria, we may become subject to regulation under the Bank Holding Company Act, which would force us to cease all of our non-banking activities and thus cause a drastic reduction in our profits and revenue.

If either of our depository institution subsidiaries failed to meet the criteria for the exemption from the definition of "bank" in the Bank Holding Company Act under which it operates (which exemptions are described below), and if we did not divest such depository institution upon such an occurrence, we would become subject to regulation under the Bank Holding Company Act. This would require us to cease certain of our activities that are not permissible for companies that are subject to regulation under the Bank Holding Company Act.

One of our depository institution subsidiaries, World Financial Network National Bank, is a limited-purpose national credit card bank located in Ohio. World Financial Network National Bank is not a "bank" as defined under the Bank Holding Company Act because it is in compliance with the following requirements:

- it engages only in credit card operations;
- it does not accept demand deposits or deposits that the depositor may withdraw by check or similar means for payment to third parties;
- it does not accept any savings or time deposits of less than $100,000, except for deposits pledged as collateral for its extensions of credit;
- it maintains only one office that accepts deposits; and
- it does not engage in the business of making commercial loans.

Our other depository institution subsidiary, World Financial Capital Bank, is a Utah industrial bank that is authorized to do business by the State of Utah and the Federal Deposit Insurance Corporation. World Financial

Capital Bank is not a "bank" as defined under the Bank Holding Company Act because it is an industrial bank in compliance with the following requirements:

- it is an institution organized under the laws of a state which, on March 5, 1987, had in effect or had under consideration in such state's legislature a statute which required or would require such institution to obtain insurance under the Federal Deposit Insurance Act; and
- it does not accept demand deposits that the depositor may withdraw by check or similar means for payment to third parties.

If our industrial bank fails to meet the requirements of the Federal Deposit Insurance Corporation or State of Utah, we may be subject to termination of our industrial bank.

Our industrial bank, World Financial Capital Bank, is authorized to do business by the State of Utah and the Federal Deposit Insurance Corporation. World Financial Capital Bank is subject to capital ratios and paid-in capital minimums and must maintain adequate allowances for loan losses. If World Financial Capital Bank fails to meet the requirements of the Federal Deposit Insurance Corporation or the State of Utah, it may be subject to termination as an industrial bank.

Risks Particular to Transaction Services

In 2006, our Transaction Services segment derived approximately 46.1% of its revenue from servicing cardholder accounts for the Credit Services segment. If the Credit Services segment suffered a significant client loss, our revenue and profitability attributable to the Transaction Services segment could be materially and adversely affected.

Our Transaction Services segment performs card processing and servicing activities for cardholder accounts generated by our Credit Services segment. During 2006, our Transaction Services segment derived $357.8 million, or 46.1% of its revenues, from these services for our Credit Services segment. The financial performance of our Transaction Services segment, therefore, is linked to the activities of our Credit Services segment. If the Credit Services segment were to lose a significant client, our revenue and profitability attributable to the Transaction Services segment could be materially and adversely affected.

Risks Related to Our Company

Delaware law and our charter documents could prevent a change of control that might be beneficial to you.

Delaware law, as well as provisions of our certificate of incorporation and bylaws, could discourage unsolicited proposals to acquire us, even though such proposals may be beneficial to you. These include:

- a board of directors classified into three classes of directors with the directors of each class having staggered, three-year terms;
- our board's authority to issue shares of preferred stock without further stockholder approval; and
- provisions of Delaware law that restrict many business combinations and provide that directors serving on staggered boards of directors, such as ours, may be removed only for cause.

These provisions of our certificate of incorporation, bylaws and Delaware law could discourage tender offers or other transactions that might otherwise result in our stockholders receiving a premium over the market price for our common stock.

Future sales of our common stock, or the perception that future sales could occur, may adversely affect our common stock price.

As of February 22, 2007, we had an aggregate of 99,950,429 shares of our common stock authorized but unissued and not reserved for specific purposes. Except with respect to issuances pursuant to new equity compensation plans, to certain related parties, or that would result in a change of control, in general, we may issue all of these shares without any action or approval by our stockholders. We have reserved 21,003,000 shares of our common stock for issuance under our employee stock purchase plan and our long-term incentive plans, of which 6,319,366 shares are issuable upon vesting of restricted stock awards, restricted stock units, and upon exercise of options granted as of February 22, 2007, including options to purchase approximately 2,639,696 shares exercisable as of February 22, 2007 or that will become exercisable within 60 days after February 22, 2007. We have reserved for issuance 1,500,000 shares of our common stock, all of which remain issuable, under our 401(k) and Retirement Savings Plan. In addition, we may pursue acquisitions of competitors and related businesses and may issue shares of our common stock in connection with these acquisitions. Sales or issuances of a substantial number of shares of common stock, or the perception that such sales could occur, could adversely affect prevailing market prices of our common stock, and any sale or issuance of our common stock will dilute the percentage ownership held by our stockholders.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

As of December 31, 2006, we leased approximately 65 general office properties worldwide, comprising over 2.5 million square feet. These facilities are used to carry out our operational, sales and administrative functions. Our principal facilities are as follows:

Location	Segment	Approximate Square Footage	Lease Expiration Date
Dallas, Texas	Corporate, Transaction Services	230,061	October 31, 2010
Dallas, Texas	Corporate	61,750	July 31, 2017
Dallas, Texas	Transaction Services	247,618	July 31, 2009
Columbus, Ohio	Corporate, Credit Services	86,870	August, 31, 2007
Columbus, Ohio	Transaction Services	103,161	January 31, 2008
Westerville, Ohio	Transaction Services	100,800	May 31, 2011
Toronto, Ontario, Canada	Marketing Services	142,997	September 16, 2007
Toronto, Ontario, Canada	Marketing Services	16,124	October 31, 2014
New York, New York	Marketing Services	12,000	August 31, 2008
New York, New York	Marketing Services	14,875	May 31, 2009
Wakefield, Massachusetts	Marketing Services	96,726	April 30, 2013
Irving, Texas	Marketing Services	75,000	June 30, 2018
Earth City, Missouri	Marketing Services	116,783	September 30, 2012

We believe our current and proposed facilities are suitable to our businesses and that we will be able to lease, purchase or newly construct additional facilities as needed.

Item 3. Legal Proceedings

From time to time, we are involved in various claims and lawsuits arising in the ordinary course of our business that we believe will not have a materially adverse affect on our business or financial condition, including claims and lawsuits alleging breaches of contractual obligations.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of the security holders during the fourth quarter of 2006.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is listed on the New York Stock Exchange and trades under the symbol "ADS." The following table sets forth for the periods indicated the high and low composite per share prices as reported by the New York Stock Exchange.

	High	Low
Fiscal Year Ended December 31, 2005		
First quarter	$47.25	$37.49
Second quarter	44.20	33.01
Third quarter	44.26	38.81
Fourth quarter	42.00	31.90
Fiscal Year Ended December 31, 2006		
First quarter	$47.21	$35.98
Second quarter	59.75	45.34
Third quarter	61.40	47.45
Fourth quarter	66.07	54.34

Holders

As of February 22, 2007, the closing price of our common stock was $63.50 per share, there were 79,576,227 shares of our common stock outstanding, and there were approximately 125 holders of record of our common stock.

Dividends

We have never declared or paid any dividends on our common stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and the expansion of our business. Any future determination to pay cash dividends on our common stock will be at the discretion of our board of directors and will be dependent upon our financial condition, operating results, capital requirements and other factors that our board deems relevant. In addition, under the terms of our credit facilities, we cannot declare or pay dividends or return capital to our common stockholders, and we are restricted in the amount of any other distribution, payment or delivery of property or cash to our common stockholders.

Issuer Purchases of Equity Securities

During 2005 and 2006 our Board of Directors authorized three stock repurchase programs to acquire up to an aggregate of $900.0 million of our outstanding common stock through December 2008, as more fully described in the footnote to the table below. As of December 31, 2006, we had repurchased 6,799,752 shares of our common stock for approximately $294.8 million under these programs. The following table presents information with respect to those purchases of our common stock made during the three months ended December 31, 2006:

Period	Total Number of Shares Purchased[1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs[2][3]
				(In millions)
During 2006:				
October	101,733	$59.73	99,600	$625.5
November ...	336,084	60.92	333,900	605.2
December....	2,077	63.30	—	605.2
Total	439,894	$60.65	433,500	$605.2

(1) During the period represented by the table, 6,394 shares of our common stock were purchased by the administrator of our 401(k) and Retirement Saving Plan for the benefit of the employees who participated in that portion of the plan.

(2) On June 9, 2005, we announced that our Board of Directors authorized a stock repurchase program to acquire up to $80.0 million of our outstanding common stock through June 2006. As of the expiration of the program, we acquired the full amount available under this program. On October 27, 2005, we announced that our Board of Directors authorized a second stock repurchase program to acquire up to an additional $220.0 million of our outstanding common stock through October 2006. On October 3, 2006, we announced that our Board of Directors authorized a third stock repurchase program to acquire up to an additional $600.0 million of our outstanding common stock through December 2008, in addition to any amount remaining available at the expiration of the second stock repurchase program. As of December 31, 2006, we had repurchased 6,799,752 shares of our common stock for approximately $294.8 million under these programs.

(3) Debt covenants in our credit facilities restrict the amount of funds that we have available for repurchases of our common stock in any calendar year. The limitation for each calendar year was $200.0 million beginning with 2006, increasing to $250.0 million in 2007 and $300.0 million in 2008, conditioned on certain increases in our Consolidated Operating EBITDA as defined in the credit facilities.

Equity Compensation Plan Information

The following table provides information as of December 31, 2006 with respect to shares of our common stock that may be issued under the Amended and Restated Stock Option Plan, the 2003 Long Term Incentive Plan, or the 2005 Long Term Incentive Plan, or that may be purchased under the Amended and Restated Employee Stock Purchase Plan:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders	4,871,899	$30.98	5,222,103[(1)]
Equity compensation plans not approved by security holders	None	N/A	None
Total	4,871,899	$30.98	5,222,103

(1) Includes 853,571 shares available for future issuance under the Amended and Restated Employee Stock Purchase Plan.

Performance Graph

The following graph compares the yearly percentage change in cumulative total stockholder return on our common stock since December 31, 2001, with the cumulative total return over the same period of (1) the S&P 500 Index, (2) an old peer group selected by us and (3) a new peer group selected by us. We have elected to modify our peer group because we believe the new peer group is more reflective of our business, provides a broader comparison group and is more similar to our market capitalization.

The companies in the old peer group are Affiliated Computer Services, Inc., The BISYS Group, Inc., Certegy, Inc., Convergys Corporation, DST Systems, Inc., First Data Corporation, Fiserv, Inc., Global Payments Inc., Jack Henry and Associates, Inc., and Total System Services, Inc. Subsequent to a merger in 2006, Certegy, Inc. changed its name to Fidelity National Information Services, Inc.

The companies in the new peer group are Affiliated Computer Services, Inc., American Express Company, Acxiom Corporation, Capital One Financial Corporation, Fidelity National Information Services, Inc., Convergys Corporation, DST Systems, Inc., First Data Corporation, Fiserv, Inc., Global Payments Inc., Harte-Hanks, Inc., MasterCard Incorporated, The Western Union Company, and Total System Services, Inc.

Pursuant to rules of the SEC, the comparison assumes $100 was invested on December 31, 2001 in our common stock and in each of the indices and assumes reinvestment of dividends, if any. Also pursuant to SEC rules, the returns of each of the companies in the peer group are weighted according to the respective company's stock market capitalization at the beginning of each period for which a return is indicated. Historical stock prices are not indicative of future stock price performance.

COMPARISON OF CUMULATIVE TOTAL RETURN AMONG ALLIANCE DATA SYSTEMS CORPORATION S&P 500 INDEX AND PEER GROUP INDICES



400
350
300
250
200
150
100
50
0
DOLLARS
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
ALLIANCE DATA SYSTEMS
S&P 500 INDEX
OLD PEER GROUP INDEX
NEW PEER GROUP INDEX

	Alliance Data Systems Corporation	S&P 500	Old Peer Group	New Peer Group
December 31, 2001	$ 100	$ 100	$ 100	$ 100
December 31, 2002	92.53	77.90	75.74	84.94
December 31, 2003	144.54	100.25	93.62	115.34
December 31, 2004	247.94	111.15	96.73	132.05
December 31, 2005	185.90	116.61	100.96	138.26
December 31, 2006	326.21	135.03	111.01	153.64

Our future filings with the SEC may "incorporate information by reference", including this Form 10-K. Unless we specifically state otherwise, this Performance Graph shall not be deemed to be incorporated by reference and shall not constitute soliciting material or otherwise be considered filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Item 6. Selected Financial Data

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

The following table sets forth our summary historical financial information for the periods ended and as of the dates indicated. You should read the following historical financial information along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes contained in this Form 10-K. The fiscal year financial information included in the table below is derived from audited financial statements.

	Year Ended December 31,				
	2002	2003	2004	2005	2006
	(In thousands, except per share amounts)				
Income statement data					
Total revenue	$865,297	$1,046,544	$1,257,438	$1,552,437	$1,998,742
Cost of operations (exclusive of amortization and depreciation disclosed separately below)(1)	670,544	788,874	916,201	1,124,590	1,434,620
General and administrative(1)	53,784	52,320	77,740	91,532	91,815
Depreciation and other amortization	41,768	53,948	62,586	58,565	65,443
Amortization of purchased intangibles	24,707	20,613	28,812	41,142	59,597
Total operating expenses	790,803	915,755	1,085,339	1,315,829	1,651,475
Operating income	74,494	130,789	172,099	236,608	347,267
Other expenses	834	4,275	—	—	—
Fair value loss on interest rate derivative	12,017	2,851	808	—	—
Interest expense, net	19,924	14,681	6,972	14,482	40,998
Income from continuing operations before income taxes	41,719	108,982	164,319	222,126	306,269
Provision for income taxes	18,060	41,684	61,948	83,381	116,664
Net income	$ 23,659	$ 67,298	$ 102,371	$ 138,745	$ 189,605
Net income per share — basic	$ 0.32	$ 0.86	$ 1.27	$ 1.69	$ 2.38
Net income per share — diluted	$ 0.31	$ 0.84	$ 1.22	$ 1.64	$ 2.32
Weighted average shares used in computing per share amounts — basic	74,422	78,003	80,614	82,208	79,735
Weighted average shares used in computing per share amounts — diluted	76,696	80,313	84,040	84,637	81,686

(1) Included in general and administrative is stock compensation expense of $2.9 million, $5.9 million, $13.4 million, $14.1 million, and $16.1 million for the years ended December 31, 2002, 2003, 2004, 2005 and 2006, respectively. Included in cost of operations is stock compensation expense of $0, $0, $2.3 million, $0, and $27.0 million for the years ended December 31, 2002, 2003, 2004, 2005, and 2006, respectively.

	Year Ended December 31,				
	2002	2003	2004	2005	2006
	(In thousands, except per share amounts)				
Adjusted EBITDA and Operating EBITDA(2)					
Adjusted EBITDA	$ 143,917	$ 211,239	$ 279,264	$ 350,458	$ 515,360
Operating EBITDA	$ 162,781	$ 276,138	$ 321,779	$ 396,397	$ 556,339
Other financial data					
Cash flows from operating activities	$ 122,569	$ 116,876	$ 348,629	$ 109,081	$ 468,780
Cash flows from investing activities	$ (192,603)	$ (247,729)	$ (399,859)	$ (330.951)	$ (542,972)
Cash flows from financing activities	$ (15,670)	$ 165,003	$ 66,369	$ 278,579	$ 112,270
Segment Operating data					
Statements generated	138,669	167,118	190,976	190,910	211,663
Credit sales	$4,924,952	$5,604,233	$6,227,421	$6,582,800	$7,444,298
Average managed receivables	$2,344,334	$2,654,087	$3,021,800	$3,170,485	$3,640,057
AIR MILES reward miles issued	2,348,133	2,571,501	2,834,125	3,246,553	3,741,834
AIR MILES reward miles redeemed	1,259,951	1,512,788	1,782,185	2,023,218	2,456,932

(2) See "Use of Non-GAAP Financial Measures" set forth in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operation" for a discussion of our use of adjusted EBITDA and operating EBITDA and a reconciliation to net income, the most directly comparable GAAP financial measure.

	As of December 31,				
	2002	2003	2004	2005	2006
	(In thousands)				
Balance sheet data					
Cash and cash equivalents	$ 30,439	$ 67,745	$ 84,409	$ 143,213	$ 180,075
Seller's interest and credit card receivables, net	147,899	271,396	248,074	479,108	569,389
Redemption settlement assets, restricted	166,293	215,271	243,492	260,963	260,957
Intangible assets, net	75,399	143,733	233,779	265,000	263,934
Goodwill	429,720	484,415	709,146	858,470	969,971
Total assets	1,447,462	1,867,424	2,239,080	2,926,082	3,404,015
Deferred revenue	362,510	476,387	547,123	610,533	651,506
Certificates of deposit	96,200	200,400	94,700	379,100	299,000
Credit facilities, subordinated debt and other debt	196,711	189,751	342,823	457,844	745,377
Total liabilities	904,904	1,165,093	1,368,560	2,004,975	2,332,482
Total stockholders' equity	542,558	702,331	870,520	921,107	1,071,533

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Overview

We are a leading provider of loyalty and marketing solutions derived from transaction rich data. We partner with our clients to develop unique insight into consumer behavior. We use that insight to create and manage customized solutions that we believe enhance consumer experiences and enable our clients to build stronger, mutually-beneficial relationships with their customers. We focus on facilitating and managing interactions between our clients and their customers. We operate in three business segments: Marketing Services, Credit Services and Transaction Services.

Marketing Services. The Marketing Service segment generates revenue from our coalition loyalty program, the AIR MILES Reward Program, and from our targeted marketing services programs run by Epsilon. In our AIR MILES Reward Program, we primarily collect fees from our clients based on the number of AIR MILES reward miles issued and in limited circumstances the number of AIR MILES reward miles redeemed. All of the fees collected for AIR MILES reward miles issued are deferred and recognized over time. AIR MILES reward miles issued and AIR MILES reward miles redeemed are the two primary drivers of revenue for this segment, and as a result they are both indicators of the success of the program. These two drivers are also important in the revenue recognition process.

- AIR MILES Reward Miles Issued: The number of AIR MILES reward miles issued depends upon the buying activity of the collectors at our participating sponsors. The fees collected from sponsors for the issuance of AIR MILES reward miles represents future revenue and earnings for us. The revenue related to the service element of the AIR MILES reward miles is initially deferred and amortized over the period of time beginning with the issuance of the AIR MILES reward miles and ending upon their expected redemption which is the estimated life of an AIR MILES reward mile, or 42 months.

- AIR MILES Reward Miles Redeemed: A majority of the revenue we recognize in this segment is derived from the redemptions of AIR MILES reward miles by collectors. Redemptions also show that collectors are attaining the rewards that are offered through our programs. The revenue related to the redemption element is deferred until the collector redeems the AIR MILES reward miles or over the estimated life of an AIR MILES reward mile in the case of AIR MILES reward miles that we estimate will go unused by the collector base or "breakage". We currently estimate breakage to be one-third of AIR MILES reward miles issued. There have been no changes to management's estimate of the life of a mile or breakage in the periods presented.

Our AIR MILES Reward Program tends not to be significantly impacted by economic swings as the majority of the sponsors are in non-discretionary categories such as grocery, petroleum and financial institutions. Additionally, we target the sponsors' most loyal customers, who are unlikely to change their spending patterns. We are impacted by changes in the exchange rate between the U.S. dollar and the Canadian dollar. The Canadian dollar appreciated in 2006, which benefited our operating results by approximately $5.7 million.

Beginning in late 2004, with the acquisition of Epsilon, we began an expansion of our marketing services in the United States. In 2006, we continued our expansion of the services we provide with the acquisition of DoubleClick Email Solutions, which strengthens our presence in email communication solutions. Additionally, with the recent acquisitions of ICOM and CPC, Epsilon has also begun to expand its data product and services offerings. Epsilon generates revenue in a number of ways that range from transaction counts for interactive services to hourly rates for our strategic consulting services. We believe that working with our client's customer data and strategy gives us an advantage through our opportunity to develop long-term relationships with our clients.

Credit Services. The Credit Services segment primarily generates revenue from securitization income, servicing fees from our securitization trusts, and merchant discount fees. Private label credit sales and average managed receivables are the two primary drivers of revenue for this segment.

- Private Label Credit Sales: This represents the dollar value of private label credit card sales that occur at our clients' point of sale terminals or through catalogs or web sites. Generally, we are paid a percentage of these sales, referred to as merchant discount, from the retailers that utilize our private label credit card program. Private label credit sales typically lead to higher portfolio balances as cardholders finance their purchases through our credit card banks.

- Average Managed Receivables: This represents the average balance of outstanding receivables from our cardholders. Customers are assessed a finance charge based on their outstanding balance at the end of a billing cycle. There are many factors that drive the outstanding balances such as payment rates, charge-offs, recoveries and delinquencies. Management actively monitors all of these factors. Generally we securitize our receivables, which results in a sale for accounting purposes and effectively removes them from our balance sheet to one of the securitization trusts.

Credit Services is affected by increased outsourcing in targeted industry verticals. The growing trend of outsourcing of private label credit card programs leads to increased accounts and balances to finance. We focus our sales efforts on prime borrowers and do not target sub-prime borrowers. Additionally, economic trends can impact this segment. Interest expense is a significant component of operating costs for the securitized trusts. Over the last three years we have experienced a historically low interest rate environment. We have refinanced our recent bond maturities with instruments that lock in our effective interest rate for up to five year terms and in some cases entered into declining interest rate swaps. Interest rates in 2006 were slightly higher than rates in 2005. During the fourth quarter of 2005, Congress enacted bankruptcy legislation with a two-fold impact. First, an acceleration of bankruptcies occurred in late 2005 as the result of cardholders filing for protection under the previous bankruptcy legislation, which was more lenient. Second, under the new legislation it is more difficult for cardholders filing bankruptcy to dispose of their obligations. The enactment of the bankruptcy laws had a positive impact in 2006 to our net charge-off rate, which was approximately 5.0% for 2006 as compared to 6.5% for 2005. For 2007, we expect that the net charge-off rate will stabilize to approximately 6%, with costs of funds to remain consistent with 2006.

Transaction Services. The Transaction Services segment primarily generates revenue based on the number of statements generated, customer calls handled and transactions processed. Statements generated are the primary driver of revenue for this segment and represents the majority of revenue.

- Statements Generated: This represents the number of statements generated for our credit card and utility clients. The number of statements generated in any given period is a fairly reliable indicator of the number of active account holders during that period. In addition to receiving payment for each statement generated, we also are paid for other services such as remittance processing, customer care and various marketing services.

Transaction Services primarily is affected by industry trends similar to Credit Services. Companies are increasingly outsourcing their non-core processes such as customer information systems, billing and customer care. We are impacted by this trend with our clients in utility services and processing services.

Year in Review Highlights

Our results for the year ended 2006 included the following significant agreements and continued selective execution of our acquisition strategy:

- In January 2006, we announced a long-term agreement to provide customer care and comprehensive billing and marketing management services to Green Mountain Energy Company, one of the nation's leading retail providers of cleaner electricity products.

- In January 2006, we announced a multi-year renewal agreement with Canada Safeway to continue our partnership in our Canadian AIR MILES Reward Program. One of our top-ten clients, Canada Safeway has been a partner in our loyalty and marketing program since its inception in 1992.
- In February 2006, we signed a multi-year agreement to provide billing and customer care services to WPS Resources Corporation, an energy holding company whose subsidiaries provide electric and natural gas utility service primarily to Michigan and Minnesota consumers.
- In February 2006, we acquired iCom Information & Communications, Inc., a leading provider of targeted list, marketing data and communication solutions for the pharmaceutical, tobacco and fast moving consumer good industries in North America.
- In February 2006, we signed a long-term agreement to provide a co-brand credit card program and database marketing services to New York & Company, a leading specialty retailer of women's fashions and accessories.
- In February 2006, we signed a long-term contract renewal to continue to provide a comprehensive private-label credit card solution to Goody's, a retailer of moderately priced apparel for women, men and children. Under the expanded terms of the agreement, we will also provide an integrated co-brand credit card program and corresponding program servicing.
- In March 2006, we announced a multi-year agreement with Citibank, Inc. to provide a comprehensive loyalty solution to support Citi's points-based customer rewards program, the Thank You Network℠.
- In March 2006, we signed a contract renewal to continue to provide a comprehensive private-label credit card solution to the United Retail Group, Inc., a leading high-growth specialty retailer of plus-size women's fashion apparel.
- In April 2006, we signed a multi-year contract renewal to continue to provide a comprehensive private-label credit card solution for Abercrombie & Fitch, a leading men's and women's specialty clothing retailer.
- In April 2006, we completed an issuance of $500.0 million of asset-backed notes. The notes were issued through the World Financial Network Credit Card Master Note Trust as part of the securitization program for our credit card banking subsidiary, World Financial Network National Bank.
- In April 2006, we acquired DoubleClick Email Solutions, a division of DoubleClick, Inc., a permission-based email marketing service provider, with operations across North America, Europe and Asia/Pacific.
- In May 2006, we announced a multi-year agreement to provide bill print and mail services, electronic bill presentment and payment processing for Sacramento Municipal Utility District, the sixth-largest publicly owned utility in the United States with approximately 560,000 residential and commercial accounts in California's Sacramento and Placer counties.
- In May 2006, we signed a multi-year agreement to provide permission-based email marketing services and strategic consulting services to Citicorp Credit Services, Inc., which has more than 120 million credit and charge accounts in North America.
- In May 2006, we completed a private placement of $500.0 million of senior notes to lock interest rates and provide additional liquidity.
- In May 2006, we signed a multi-year contract renewal to continue to provide database, consulting, and infrastructure services for AARP, one of the nation's largest non-profit organizations.
- In May 2006, we signed a contract renewal to continue to provide a comprehensive private-label credit card solution to The Room Place at Harlem Furniture, a multi-channel retailer of high-quality home furniture in the Chicago area.

- In June 2006, we announced a long-term contract renewal to continue to provide customer information system services, application management and online bill presentment to Union Gas, a Duke Energy Company.

- In June 2006, we announced a multi-year renewal agreement with The Great Atlantic & Pacific Company of Canada, or A&P Canada, to continue our partnership in our Canadian AIR MILES Reward Program. One of the program's top-ten sponsors, A&P Canada is the second largest food retailer in Ontario.

- In June 2006, we announced a multi-year agreement to provide comprehensive private-label credit card services for Bealls Outlet Stores, Inc. and Burke's Outlet Stores, Inc., leading retailers of value-priced apparel, accessories and home furnishings with more than 500 stores across 14 states.

- In July 2006, we announced a multi-year agreement to provide comprehensive private-label credit card services for Friedman's Jewelers, the third-largest jewelry retailer in the United States, with approximately 422 locations.

- In July 2006, we announced an agreement to provide permission-based email marketing services for Circuit City Stores, Inc. Circuit City is one of the nation's leading multi-channel consumer electronics retailers.

- In August 2006, we announced a long-term renewal agreement with The Jean Coutu Group to continue our partnership in our Canadian AIR MILES Reward Program. One of the program's top-ten sponsors, Jean Coutu is the fourth largest drugstore chain in North America.

- In August 2006, we announced a renewal agreement with Hudson's Bay Company, or Hbc, to continue our partnership in our Canadian AIR MILES Reward Program. Additionally, through this agreement, Hbc will become a rewards supplier in the AIR MILES Reward Program. As one of the program's top-fifteen sponsors, Hbc operates more than 570 stores across Canada.

- In August 2006, we announced that our Canadian AIR MILES Reward Program added 20 new retail partners to its online shopping mall, *www.airmilesshops.ca*. The virtual mall features advanced product search capabilities and allows consumers to purchase merchandise from a total of 75 lifestyle, home décor, electronics, entertainment and fashion retailers.

- In August 2006, we acquired Big Designs, Inc., a premier print, web and email marketing design firm. The acquisition of Big Designs complements Epsilon Interactive's existing creative services offerings.

- In August 2006, we signed a multi-year contract renewal to continue to provide a comprehensive private-label credit card solution for American Signature, a leading designer, manufacturer and retailer of high-quality furniture.

- In September 2006, we sold our credit card receivables portfolio of Shop NBC accounts for approximately $77.2 million, which comprised receivables of $75.3 million plus a small premium.

- In September 2006, we announced a multi-year agreement to provide customer information system and billing services to customers of the New England Gas distribution division of the Southern Union Company, one of the nation's leading diversified natural gas companies.

- In October 2006, we announced the signing of a long-term agreement with Cruise Management International LLC, North America's largest retailer of cruise vacations, to provide co-brand credit card services for cruise industry customers.

- In October 2006, we acquired CPC Associates, Inc., a premier provider of data products and services used to increase effectiveness of direct-response marketing programs for a variety of business sectors.

- In November 2006, we announced the signing of a multi-year agreement to provide integrated email and marketing solutions to MyFamily.com, Inc., the leading online network for connecting families.

- In November 2006, we announced the signing of a six year agreement with The Dunlap Company, a specialty retailer, to provide private label credit card programs for its department store brands.

- In November 2006, we announced the signing of a six year agreement with Pamida Stores Operating Co., LLC, one of the nation's top rural general merchandise retailers, to provide an integrated private label credit card program.

- In December 2006, we announced that Budget Rent A Car System, Inc., one of the world's leading car rental brands, signed a multi-year agreement to participate as a sponsor and reward supplier in the Canadian AIR MILES Reward Program.

- In December 2006, we entered into an agreement to acquire Abacus, a division of DoubleClick Inc. Abacus is a leading provider of data, data management and analytical services for the retail and catalog industry.

Discussion of Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting policies that are described in the Notes to the Consolidated Financial Statements. The preparation of the consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We continually evaluate our judgments and estimates in determination of our financial condition and operating results. Estimates are based on information available as of the date of the financial statements and, accordingly, actual results could differ from these estimates, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and operating results and require management's most subjective judgments. The most critical accounting policies and estimates are described below.

Securitization of credit card receivables. We utilize a securitization program to finance substantially all of the credit card receivables that we underwrite. We use our off-balance sheet securitization program to lower our cost of funds and more efficiently use capital. In a securitization transaction, we sell credit card receivables originated by our Credit Services segment to a trust and retain servicing rights to those receivables, an equity interest in the trust, and an interest in the receivables. Our securitization trusts allow us to sell credit card receivables to the trusts on a daily basis. The securitization trusts are deemed to be qualifying special purpose entities under accounting principles generally accepted in the United States, or GAAP, and are appropriately not included in our Consolidated Financial Statements. Our interest in the trusts is represented on our consolidated balance sheets as seller's interest (our interest in the receivables) and due from securitizations (our retained interests and credit enhancement components).

The trusts issue bonds in the capital markets and notes in private transactions. The proceeds from the debt are used to fund the receivables, while cash collected from cardholders is used to finance new receivables and repay borrowings and related borrowing costs. The excess spread is remitted to us as securitization income.

Our retained interest, often referred to as an interest-only strip, is recorded at fair value. The fair value of our interest-only strip represents the present value of the anticipated cash flows we will receive over the estimated life of the receivables, or 7.25 months. This anticipated excess cash flow consists of the excess of finance charges and past-due fees net of the sum of the return paid to bond holders, estimated contractual servicing fees and credit losses. Because there is not a highly liquid market for these assets, we estimated the fair value of the interest-only strip primarily based upon discount, payment and default rates, which is the method we assume that another market participant would use to purchase the interest-only strip. The fair value of the interest-only strip, and the corresponding gain or loss, will be impacted by the estimated excess spread over the next two or three quarters. The excess spread is impacted primarily by finance and late fees collected, net charge-offs and interest rates.

Changes in the fair value of the interest-only strip are reflected in our consolidated financial statements as additional gains related to new receivables originated and securitized or other comprehensive income related to mark-to-market changes.

In recording and accounting for interest-only strips, we make assumptions about rates of payments and defaults that we believe reasonably reflect economic and other relevant conditions that affect fair value. Due to subsequent changes in economic and other relevant conditions, the actual rates of principal payments and defaults generally differ from our initial estimates, and these differences could sometimes be material. If actual payment and default rates are higher than previously assumed, the value of the interest-only strip could be impaired and the decline in the fair value recorded in earnings. Further sensitivity information is provided in Note 6 to the Consolidated Financial Statements.

We recognize the implicit forward contract to sell new receivables during a revolving period at its fair value at the time of sale. The implicit forward contract is entered into at the market rate and thus, its initial measure is zero at inception. In addition, we do not mark the forward contract to fair value in accounting periods following the securitization as management has concluded that the fair value of the implicit forward contract in subsequent periods is not material.

AIR MILES Reward Program. Because management has determined that the earnings process is not complete at the time an AIR MILES reward mile is issued, the recognition of revenue on all fees received based on issuance is deferred. We allocate the proceeds from issuances of AIR MILES reward miles into two components based on the relative fair value of the related element:

- *Redemption element.* The redemption element is the larger of the two components. For this component, we recognize revenue at the time an AIR MILES reward mile is redeemed, or, for those AIR MILES reward miles that we estimate will go unredeemed by the collector base, known as "breakage," over the estimated life of an AIR MILES reward mile.
- *Service element.* For this component, which consists of marketing and administrative services provided to sponsors, we recognize revenue pro rata over the estimated life of an AIR MILES reward mile.

Under certain of our contracts, a portion of the proceeds is paid to us at the issuance of AIR MILES reward miles and a portion is paid at the time of redemption. Under such contracts the proceeds received at issuance are initially deferred as service revenue and the revenue and earnings are recognized pro rata over the estimated life of an AIR MILES reward mile.

The amount of revenue recognized in a period is subject to the estimated life of an AIR MILES reward mile. Based on our historical analysis, we make a determination as to average life of an AIR MILES reward mile. The estimated life of an AIR MILES reward mile of 42 months and breakage of one-third has remained constant for all periods presented. Breakage and the life of an AIR MILES reward mile is based on management's estimate after viewing and analyzing various historical trends including vintage analysis, current run rates and other pertinent analysis. During 2005 and 2006, we engaged a nationally recognized accounting firm to perform an independent analysis of our breakage assumptions. Their conclusion supports management's breakage estimate of one-third. The estimated life of an AIR MILES reward mile and breakage is actively monitored by management and subject to external influences that may cause actual performance to differ from estimates.

We believe that the issuance and redemption of AIR MILES reward miles is influenced by the nature and volume of sponsors, the type of rewards offered, the overall health of the Canadian economy, the nature and extent of AIR MILES promotional activity in the marketplace and the extent of competing loyalty programs. These influences will primarily affect the average life of an AIR MILES reward mile. We do not believe that the estimated life will vary significantly over time, consistent with historical trends. The shortening of the life of an AIR MILES reward mile would accelerate the recognition of revenue and may affect the breakage rate. As of December 31, 2006, we had $651.5 million in deferred revenue related to the AIR MILES Reward Program that will be recognized in the future. Further information is provided in Note 9 to the Consolidated Financial Statements.

Stock-based compensation. On January 1, 2006, we adopted the provisions of, and account for stock-based compensation in accordance with, Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)"). We elected the modified-prospective method, under which prior periods are not revised for comparative purposes. Under the fair value recognition provisions of SFAS No. 123(R), stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized ratably over the requisite service period.

We currently use a binomial lattice option pricing model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends.

We estimate the expected term of options granted by calculating the average term from our historical stock option exercise experience. We estimate the volatility of our common stock by using an implied volatility. We base the risk-free interest rate that we use in the option pricing model on a forward curve of risk free interest rates based on constant maturity rates provided by the U.S. Treasury. We have not paid and do not anticipate paying any cash dividends in the foreseeable future and therefore use an expected dividend yield of zero in the option pricing model. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. All share-based payment awards are amortized on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods.

If factors change and we employ different assumptions for estimating stock-based compensation expense, the future periods may differ from what we have recorded in the current period and could affect our operating income, net income and net income per share.

See Note 13 of our Consolidated Financial Statements for further information regarding the SFAS No. 123(R) disclosures.

Inter-Segment Sales

Our Transaction Services segment performs card processing and servicing activities for cardholder accounts generated by our Credit Services segment. For this, our Transaction Services segment receives a fee equal to its direct costs before corporate overhead plus a margin. The margin is based on current estimated market rates for similar services. This fee represents an operating cost to the Credit Services segment and corresponding revenue for our Transaction Services segment. Inter-segment sales are eliminated upon consolidation. Revenues earned by our Transaction Services segment from servicing our Credit Services segment, and consequently paid by our Credit Services segment to our Transaction Services segment, are set forth opposite "Other/eliminations" in the tables presented in the annual comparisons in our "Results of Operations."

Use of Non-GAAP Financial Measures

Adjusted EBITDA is a non-GAAP financial measure equal to net income, the most directly comparable GAAP financial measure, plus stock compensation expense, provision for income taxes, interest expense, net, fair value loss on interest rate derivative, other expenses, depreciation and other amortization and amortization of purchased intangibles. Operating EBITDA is a non-GAAP financial measure equal to adjusted EBITDA plus the change in deferred revenue plus the change in redemption settlement assets. We have presented operating EBITDA because we use the financial measure to monitor compliance with financial covenants in our credit facilities and our senior note agreements. For the year ended December 31, 2006, senior debt-to-operating EBITDA was 1.3x compared to a maximum ratio of 2.75x permitted in our credit facilities and in our senior note agreements. Operating EBITDA to interest expense was 11.9x compared to a minimum ratio of 3.5x permitted in our credit facility and 3.0x permitted in our senior note agreements. As discussed in more detail in the liquidity section of "Management's Discussion and Analysis of Financial Condition and Results of Operations," our credit facility and cash flows from operations are the two main sources of funding for our acquisition strategy and for our future working capital needs and capital expenditures. As of December 31, 2006, we had borrowings of $225.0 million outstanding under our 2006 credit facility, $500.0 million of aggregate principal amount outstanding under our senior notes and had $313.0 million in unused borrowing capacity. We were in compliance with our covenants at December 31, 2006, and we expect to be in compliance with these covenants during the year ending December 31, 2007.

We use adjusted EBITDA as an integral part of our internal reporting to measure the performance of our reportable segments and to evaluate the performance of our senior management. Adjusted EBITDA is considered an important indicator of the operational strength of our businesses. Adjusted EBITDA eliminates the uneven effect across all business segments of considerable amounts of non-cash depreciation of tangible assets and amortization of certain intangible assets that were recognized in business combinations. A limitation of this measure, however, is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our businesses. Management evaluates the costs of such tangible and intangible assets, the impact of related impairments, as well as asset sales through other financial measures, such as capital expenditures, investment spending and return on capital. Adjusted EBITDA also eliminates the non-cash effect of stock compensation expense. Stock compensation expense is not included in the measurement of segment adjusted EBITDA provided to the chief operating decision maker for purposes of assessing segment performance and decision making with respect to resource allocations. Therefore, we believe that adjusted EBITDA provides useful information to our investors regarding our performance and overall results of operations. Adjusted EBITDA and operating EBITDA are not intended to be performance measures that should be regarded as an alternative to, or more meaningful than, either operating income or net income as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. In addition, adjusted EBITDA and operating EBITDA are not intended to represent funds available for dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The adjusted EBITDA and operating EBITDA measures presented in this Annual Report on Form 10-K may not be comparable to similarly titled measures presented by other companies, and may not be identical to corresponding measures used in our various agreements.

	Year Ended December 31,				
	2002	2003	2004	2005	2006
			(In thousands)		
Net income	$ 23,659	$ 67,298	$102,371	$138,745	$189,605
Stock compensation expense	2,948	5,889	15,767	14,143	43,053
Provision for income taxes	18,060	41,684	61,948	83,381	116,664
Interest expense, net	19,924	14,681	6,972	14,482	40,998
Fair value loss on interest rate derivative	12,017	2,851	808	—	—
Other expenses[(1)]	834	4,275	—	—	—
Depreciation and other amortization	41,768	53,948	62,586	58,565	65,443
Amortization of purchased intangibles	24,707	20,613	28,812	41,142	59,597
Adjusted EBITDA	143,917	211,239	279,264	350,458	515,360
Change in deferred revenue	34,827	113,877	70,736	63,410	40,973
Change in redemption settlement assets	(15,963)	(48,978)	(28,221)	(17,471)	6
Operating EBITDA	$162,781	$276,138	$321,779	$396,397	$556,339

Note: An increase in deferred revenue has a positive impact to operating EBITDA, while an increase in redemption settlement assets has a negative impact to operating EBITDA. Changes in deferred revenue and redemption settlement assets are affected by fluctuations in foreign exchange rates. Changes in redemption settlement assets is also affected by the timing of receipts and transfers of cash.

(1) For the years ended December 31, 2002 and 2003, other expenses are debt related.

Results of Operations

Year ended December 31, 2005 compared to the year ended December 31, 2006

	Year Ended December 31,		Growth	
	2005	2006	$	%
	(In thousands, except percentages)			
Revenue:				
Marketing Services	$ 604,145	$ 849,158	$245,013	40.6%
Credit Services	561,413	731,338	169,925	30.3
Transaction Services	699,884	776,036	76,152	10.9
Other/Eliminations	(313,005)	(357,790)	(44,785)	14.3
Total	$1,552,437	$1,998,742	$446,305	28.7%
Adjusted EBITDA:				
Marketing Services	$ 97,903	$ 159,186	$ 61,283	62.6%
Credit Services	162,481	248,204	85,723	52.8
Transaction Services	90,074	107,970	17,896	19.9
Total	$ 350,458	$ 515,360	$164,902	47.1%
Stock compensation expense:				
Marketing Services	$ 4,714	$ 18,162	$ 13,448	285.3%
Credit Services	4,714	8,451	3,737	79.3
Transaction Services	4,715	16,440	11,725	248.7
Total	$ 14,143	$ 43,053	$ 28,910	204.4%
Depreciation and amortization:				
Marketing Services	$ 36,477	$ 58,681	$ 22,204	60.9%
Credit Services	6,647	13,690	7,043	106.0
Transaction Services	56,583	52,669	(3,914)	(6.9)
Total	$ 99,707	$ 125,040	$ 25,333	25.4%
Operating expenses[1]:				
Marketing Services	$ 506,242	$ 689,972	$183,730	36.3%
Credit Services	398,932	483,134	84,202	21.1
Transaction Services	609,810	668,066	58,256	9.6
Other/Eliminations	(313,005)	(357,790)	(44,785)	14.3
Total	$1,201,979	$1,483,382	$281,403	23.4%
Operating income:				
Marketing Services	$ 56,712	$ 82,343	$ 25,631	45.2%
Credit Services	151,120	226,063	74,943	49.6
Transaction Services	28,776	38,861	10,085	35.0
Total	$ 236,608	$ 347,267	$110,659	46.8%
Adjusted EBITDA margin[2]:				
Marketing Services	16.2%	18.7%	2.5%	
Credit Services	28.9	33.9	5.0	
Transaction Services	12.9	13.9	1.0	
Total	22.6%	25.8%	3.2%	
Segment Operating data:				
Statements generated	190,910	211,663	20,753	10.9%
Credit Sales	$6,582,800	$7,444,298	$861,498	13.1%
Average managed receivables	$3,170,485	$3,640,057	$469,572	14.8%
AIR MILES reward miles issued	3,246,553	3,741,834	495,281	15.3%
AIR MILES reward miles redeemed	2,023,218	2,456,932	433,714	21.4%

(1) Operating expenses excludes depreciation, amortization and stock compensation expense.

(2) Adjusted EBITDA margin is adjusted EBITDA divided by revenue. Management uses adjusted EBITDA margin to analyze the operating performance of the segments and the impact revenue growth has on operating expenses.

Revenue. Total revenue increased $446.3 million, or 28.7%, to $1,998.7 million for 2006 from $1,552.4 million for 2005. The increase was due to a 40.6% increase in Marketing Services revenue, a 30.3% increase in Credit Services revenue, and a 10.9% increase in Transaction Services revenue, as follows:

- *Marketing Services.* Marketing Services revenue increased $245.0 million, or 40.6%, due primarily to growth in the AIR MILES Reward Program and both organic growth and acquisition growth at Epsilon. AIR MILES Reward Program growth was driven primarily by an increase in redemption revenue of $77.2 million related to a 21.4% increase in the redemption of AIR MILES reward miles. Issuance revenue increased $16.7 million primarily due to growth in issuances of AIR MILES reward miles in recent years from the roll out of major national programs and increased AIR MILES Reward Program promotional spending by certain sponsors for major national programs and campaigns. Changes in the exchange rate of the Canadian dollar accounted for approximately $31.2 million of the AIR MILES Reward Program revenue increase. Database and direct marketing fees revenue increased approximately $125.6 million primarily related to the acquisition of Epsilon businesses, Epsilon Interactive, ICOM, DoubleClick Email Solutions, and CPC.

- *Credit Services.* Credit Services revenue increased $169.9 million, or 30.3%, primarily due to a 42.8% increase in securitization income and finance charges, net offset by a decrease in merchant discount fees. Securitization income and finance charges, net increased $173.5 million primarily as a result of a 14.8% increase in our average managed receivables, an increase in collected yield and lower charge-offs. Cost of funds remained flat. The improvement in charge-off rates is a continuation of the benefit that we have received this year as a result of the bankruptcy reform legislation which was enacted during the fourth quarter of 2005, as well as overall higher credit quality. In addition, we had a shift in the mix of fees charged for certain portfolios which resulted in a decrease in merchant discount fees offset by increases in securitization income.

- *Transaction Services.* Transaction Services revenue increased $76.2 million, or 10.9%, primarily due to a 10.9% increase in statements generated from our private label and utility services businesses. The private label business increase was the result of a ramp up of clients signed along with solid growth in mature clients. Revenue for utility services was also positively impacted by both an increase in statements generated and additional service offerings to our existing clients.

Operating Expenses. Total operating expenses, excluding depreciation, amortization and stock compensation expense, increased $281.4 million, or 23.4%, to $1,483.4 million for 2006 from $1,202.0 million for 2005. Total adjusted EBITDA margin increased to 25.8% for 2006 from 22.6% for 2005. The increase in adjusted EBITDA margin is due to increases in all of our segments. The EBITDA margin across our segments was positively impacted by corporate overhead as general and administrative costs remained flat between years. We were able to leverage our corporate infrastructure as revenues increased.

- *Marketing Services.* Marketing Services operating expenses, excluding depreciation, amortization and stock compensation expense, increased $183.7 million, or 36.3%, to $690.0 million for 2006 from $506.2 million for 2005 and adjusted EBITDA margin increased to 18.7% for 2006 from 16.2% for 2005. The increase in adjusted EBITDA margin was due to margin expansion in our Epsilon and AIR MILES businesses, and margin contribution from relative decreases in allocated corporate overhead.

- *Credit Services.* Credit Services operating expenses, excluding depreciation, amortization and stock compensation expense, increased $84.2 million, or 21.1%, to $483.1 million for 2006 from $398.9 million for 2005, and adjusted EBITDA margin increased to 33.9% for 2006 from 28.9% for 2005. The increased margin is the result of favorable revenue trends including an increase in our average managed receivables, an increase in collected yield and lower charge-offs, and margin contribution from relative decreases in allocated corporate overhead.

- *Transaction Services.* Transaction Services operating expenses, excluding depreciation, amortization and stock compensation expense, increased $58.3 million, or 9.6%, to $668.1 million for 2006 from $609.8 million for 2005, and adjusted EBITDA margin increased to 13.9% for 2006 from 12.9% for 2005. The increase in adjusted EBITDA margin was the result of increases in revenue driven by a

10.9% increase in statements generated and margin contribution from relative decreases in allocated corporate overhead, offset by margin decrease in our utility services business. The utility services margin was impacted by conversion expenses for our clients.

- *Stock compensation expense.* Stock compensation expense increased $28.9 million, or 204.4%, to $43.1 million for 2006 from $14.1 million for 2005. The increase was primarily attributable to our adoption of SFAS No. 123(R) under the modified prospective method. For the year ended December 31, 2005, we would have recorded a total of $36.6 million of stock compensation expense under SFAS No. 123.

- *Depreciation and Amortization.* Depreciation and amortization increased $25.3 million, or 25.4%, to $125.0 million for 2006 from $99.7 million for 2005. Amortization of purchased intangibles increased $18.5 million, of which $13.5 million relates to recent business acquisitions and $4.1 million relates to the amortization of premiums associated with the Blair portfolio acquisition completed in November 2005. The increase in depreciation and other amortization of $6.8 million is a result of relatively higher capital expenditures compared to prior years.

Operating Income. Operating income increased $110.7 million, or 46.8%, to $347.3 million for 2006 from $236.6 million for 2005. Operating income increased primarily from revenue gains and an increase in adjusted EBITDA margins partially offset by an increase in depreciation and amortization and stock compensation expense.

Interest Income. Interest income increased $2.6 million, or 64.2%, to $6.6 million for 2006 from $4.0 million for 2005 due to higher average balances of our short term cash investments, as well as an increase of the yield earned.

Interest Expense. Interest expense increased $29.1 million, or 157.3%, to $47.6 million for 2006 from $18.5 million for 2005 due to higher average balances under our credit facilities and certificates of deposit. Interest expense on core debt, which includes the credit facility and senior notes, increased $20.0 million as a result of additional borrowings to fund our stock repurchase program and the acquisitions of ICOM, DoubleClick Email Solutions and CPC and an increase in interest rates from the comparable period in 2005. Interest on certificates of deposit increased $7.3 million due to growth in on-balance sheet receivables which was primarily associated with financing of the Blair portfolio acquisition completed in November 2005.

Provision for Income Taxes. The provision for income taxes increased $33.3 million to $116.7 million in 2006 from $83.4 million in 2005 primarily due to an increase in taxable income. Our effective tax rate increased to 38.1% in 2006 compared to 37.5% in 2005 primarily as a result of changes in tax legislation in Canada and an increase in certain non-deductible expenses.

Year ended December 31, 2004 compared to the year ended December 31, 2005

	Year Ended December 31, 2004	Year Ended December 31, 2005	Growth $	Growth %
	(In thousands, except percentages)			
Revenue:				
Marketing Services	$ 375,630	$ 604,145	$228,515	60.8%
Credit Services	513,988	561,413	47,425	9.2
Transaction Services	681,736	699,884	18,148	2.7
Other/Eliminations	(313,916)	(313,005)	911	(0.3)
Total	$1,257,438	$1,552,437	$294,999	23.5%
Adjusted EBITDA:				
Marketing Services	$ 56,081	$ 97,903	$ 41,822	74.6%
Credit Services	125,718	162,481	36,763	29.2
Transaction Services	97,465	90,074	(7,391)	(7.6)
Total	$ 279,264	$ 350,458	$ 71,194	25.5%
Stock compensation expense:				
Marketing Services	$ 5,256	$ 4,714	$ (542)	(10.3)%
Credit Services	5,256	4,714	(542)	(10.3)
Transaction Services	5,255	4,715	(540)	(10.3)
Total	$ 15,767	$ 14,143	$ (1,624)	(10.3)%
Depreciation and amortization:				
Marketing Services	$ 21,674	$ 36,477	$ 14,803	68.3%
Credit Services	7,938	6,647	(1,291)	(16.3)
Transaction Services	61,786	56,583	(5,203)	(8.4)
Total	$ 91,398	$ 99,707	$ 8,309	9.1%
Operating expenses[1]:				
Marketing Services	$ 319,549	$ 506,242	$186,693	58.4%
Credit Services	388,270	398,932	10,662	2.7
Transaction Services	584,271	609,810	25,539	4.4
Other/Eliminations	(313,916)	(313,005)	911	(0.3)
Total	$ 978,174	$1,201,979	$223,805	22.9%
Operating income:				
Marketing Services	$ 29,151	$ 56,712	$ 27,561	94.5%
Credit Services	112,524	151,120	38,596	34.3
Transaction Services	30,424	28,776	(1,648)	(5.4)
Total	$ 172,099	$ 236,608	$ 64,509	37.5%
Adjusted EBITDA margin[2]:				
Marketing Services	14.9%	16.2%	1.3%	
Credit Services	24.5	28.9	4.4	
Transaction Services	14.3	12.9	(1.4)	
Total	22.2%	22.6%	0.4%	
Segment Operating data:				
Statements generated	190,976	190,910	(66)	—
Credit Sales	$6,227,421	$6,582,800	$355,379	5.7%
Average managed receivables	$3,021,800	$3,170,485	$148,685	4.9%
AIR MILES reward miles issued	2,834,125	3,246,553	412,428	14.6%
AIR MILES reward miles redeemed	1,782,185	2,023,218	241,033	13.5%

(1) Operating expenses excludes depreciation, amortization and stock compensation expense.

(2) Adjusted EBITDA margin is adjusted EBITDA divided by revenue. Management uses adjusted EBITDA margin to analyze the operating performance of the segments and the impact revenue growth has on operating expenses.

Revenue. Total revenue increased $295.0 million, or 23.5%, to $1,552.4 million for 2005 from $1,257.4 million for 2004. The increase was due to a 60.8% increase in Marketing Services revenue, a 9.2% increase in Credit Services revenue and a 2.7% increase in Transaction Services revenue as follows:

- *Marketing Services.* Marketing Services revenue increased $228.5 million, or 60.8%, primarily due to an increase in database marketing fees attributable to the acquisition of Epsilon in the fourth quarter of 2004 and the subsequent acquisition of Epsilon Interactive in the fourth quarter of 2005, an increase in redemption revenue related to a 13.5% increase in the redemption of AIR MILES reward miles and an increase in the amortization of deferred services revenue. Changes in the exchange rate of the Canadian dollar accounted for approximately $21.8 million of the $228.5 million increase in our Marketing Services revenue, or 9.5% of the change.

- *Credit Services.* Credit Services revenue increased $47.4 million, or 9.2%, primarily due to a 14.3% increase in securitization income, offset in part by decreases in merchant discount and servicing fees. Securitization income increased $53.9 million primarily as a result of an increase in the net yield from the securitization trusts in addition to a 4.9% increase in our average managed receivables. The net yield increased principally as a result of an approximate 100 basis point increase in the excess spread in addition to a 20 basis point decrease in cost of funds. Excess spread, which represents interest and late fees collected from cardholders, other trust-related fees, fair value changes related to the interest-only strips and charge-offs, increased due to lower charge-offs and higher collected fees from cardholders. The decrease in merchant discount is primarily the result of a change in mix of fees received from merchants compared to fees received from cardholders.

- *Transaction Services.* Transaction Services revenue increased $18.1 million, or 2.7%, primarily due to new customers in utility services such as Cobb Energy. In addition, merchant services and private label had small increases in revenue. The slight decrease in the number of statements generated is primarily attributable to one private label client that experienced a significant reduction in private label credit sales, which resulted in a corresponding reduction in statements generated for private label clients and the loss of a client that ceased operations in the fourth quarter of 2004 due to bankruptcy.

Operating Expenses. Total operating expenses, excluding depreciation, amortization and stock compensation expense increased $223.8 million, or 22.9%, to $1,202.0 million for 2005 from $978.2 million for 2004. Total adjusted EBITDA margin increased to 22.6% for 2005 from 22.2% for 2004. The increase in adjusted EBITDA margin is due to increases in Marketing Services and Credit Services margins, partially offset by a decrease in Transaction Services.

- *Marketing Services.* Marketing Services operating expenses, excluding depreciation, amortization and stock compensation expense, increased $186.6 million, or 58.4%, to $506.2 million for 2005 from $319.6 million for 2004. The increase in operating expenses is primarily attributable to the acquisition of Epsilon in the fourth quarter of 2004 and the subsequent acquisition of Epsilon Interactive in the fourth quarter of 2005. Adjusted EBITDA margin increased to 16.2% for 2005 from 14.9% for 2004. The increase in adjusted EBITDA margin is the result of increased higher-margin revenue from both the AIR MILES Reward Program and database marketing fees from Epsilon and Epsilon Interactive, partially offset by additional corporate overhead expense.

- *Credit Services.* Credit Services operating expenses, excluding depreciation, amortization and stock compensation expense, increased $10.6 million, or 2.7%, to $398.9 million for 2005 from $388.3 million for 2004, and adjusted EBITDA margin increased to 28.9% for 2005 from 24.5% for 2004. The increased adjusted EBITDA margin is the result of favorable revenue trends from increases in both our average managed receivables and net yield.

- *Transaction Services.* Transaction Services operating expenses, excluding depreciation, amortization and stock compensation expense, increased $25.5 million, or 4.4%, to $609.8 million for 2005 from $584.3 million for 2004, and adjusted EBITDA margin decreased to 12.9% for 2005 from 14.3% for 2004. Operating expenses in the first half of 2005 included streamlining efforts in utility services. The decrease in adjusted EBITDA margin was primarily the result of higher expenses associated with corporate overhead, private label credit card clients and lower than expected volume growth.

- *Stock compensation expense.* Stock compensation expense decreased $1.6 million, or 10.3%, to $14.1 million for 2005 from $15.8 million for 2004. The decrease is primarily related to a decline in the fair value of the restricted stock awards issued in 2005.

- *Depreciation and Amortization.* Depreciation and amortization increased $8.3 million, or 9.1%, to $99.7 million for 2005 from $91.4 million for 2004. The increase is primarily due to an increase of $12.3 million in amortization of purchased intangibles related to recent acquisitions and new depreciation on 2005 capital expenditures, offset by a decrease of $4.0 million as a result of certain assets completing their depreciable lives in late 2004 and early 2005.

Operating Income. Operating income increased $64.5 million, or 37.5%, to $236.6 million for 2005 from $172.1 million for 2004. Operating income increased primarily from revenue gains and an increase in adjusted EBITDA margins partially offset by an increase in depreciation and amortization expense.

Interest Income. Interest income increased $1.4 million, or 57.3%, to $4.0 million for 2005 from $2.6 million for 2004 due to higher average balances of our investments, as well as an increase of the yield earned on the investments.

Interest Expense. Interest expense increased $9.0 million, or 94.2%, to $18.5 million for 2005 from $9.5 million for 2004 due to higher average balances under our credit facilities and certificates of deposit.

Provision for Income Taxes. The provision for income taxes increased $21.5 million to $83.4 million in 2005 from $61.9 million in 2004 primarily due to an increase in taxable income. The effective rate remained relatively flat, decreasing to 37.5% in 2005 from 37.7% in 2004.

Asset Quality

Our delinquency and net charge-off rates reflect, among other factors, the credit risk of our private label credit card receivables, the average age of our various private label credit card account portfolios, the success of our collection and recovery efforts, and general economic conditions. The average age of our private label credit card portfolio affects the stability of delinquency and loss rates of the portfolio. We continue to focus resources on refining our credit underwriting standards for new accounts and on collections and post charge-off recovery efforts to minimize net losses.

An older private label credit card portfolio generally drives a more stable performance in the portfolio. At December 31, 2006, 58.3% of securitized accounts with balances and 61.4% of securitized receivables were for accounts with origination dates greater than 24 months old. As of December 31, 2006, our allowance for doubtful accounts related to on-balance sheet private label credit card receivables was $45.9 million compared to $38.4 million as of December 31, 2005.

Delinquencies. A credit card account is contractually delinquent if we do not receive the minimum payment by the specified due date on the cardholder's statement. It is our policy to continue to accrue interest and fee income on all credit card accounts, except in limited circumstances, until the account balance and all related interest and other fees are charged off or paid, beyond 90 days delinquent. When an account becomes delinquent, we print a message on the cardholder's billing statement requesting payment. After an account becomes 30 days past due, a proprietary collection scoring algorithm automatically scores the risk of the account rolling to a more delinquent status. The collection system then recommends a collection strategy for the past due account based on the collection score and account balance and dictates the contact schedule and collections priority for the account. Our proprietary system will zero out a customer's credit limit when charging privileges are removed from the account. If we are unable to make a collection after exhausting all in-house efforts, we engage collection agencies and outside attorneys to continue those efforts.

The following table presents the delinquency trends of our managed credit card portfolio:

	December 31, 2005	% of Total	December 31, 2006	% of Total
	(In thousands, except percentages)			
Receivables outstanding	$3,714,548	100%	$4,171,262	100%
Receivables balances contractually delinquent:				
31 to 60 days	59,018	1.6%	62,221	1.5%
61 to 90 days	35,342	1.0	40,929	1.0
91 or more days	69,343	1.9	88,078	2.1
Total	$ 163,703	4.4%	$ 191,228	4.6%

Net Charge-Offs. Net charge-offs comprise the principal amount of losses from cardholders unwilling or unable to pay their account balances, as well as bankrupt and deceased cardholders, less current period recoveries. The following table presents our net charge-offs for the periods indicated on a managed basis. Average managed receivables represents the average balance of the cardholder receivables, excluding those for which we do not bear the risk of loss, at the beginning of each month in the year indicated.

	Year Ended December 31,		
	2004	2005	2006
	(In thousands, except percentages)		
Average managed receivables	$3,021,800	$3,170,485	$3,640,057
Net charge-offs	205,454	207,397	180,449
Net charge-offs as a percentage of average managed receivables	6.8%	6.5%	5.0%

We believe, consistent with our statistical models and other credit analyses, that our net charge-off ratio will continue to fluctuate.

Age of Portfolio. The median age of the portfolio is approximately 36 months. The following table sets forth, as of December 31, 2006, the number of securitized accounts with balances and the related balances outstanding, based upon the age of the securitized accounts:

Age Since Origination	Number of Accounts	Percentage of Accounts	Balances Outstanding	Percentage of Balances Outstanding
		(In thousands, except percentages)		
0-12 Months	3,317	27.4%	$ 962,541	25.1%
13-24 Months	1,727	14.3	518,201	13.5
25-36 Months	1,324	10.9	409,487	10.7
37-48 Months	1,128	9.3	356,178	9.3
49-60 Months	900	7.4	295,222	7.7
Over 60 Months	3,717	30.7	1,290,770	33.7
Total	12,113	100.0%	$3,832,399	100.0%

Liquidity and Capital Resources

Operating Activities. We have historically generated cash flows from operations, although that amount may vary based on fluctuations in working capital and the timing of merchant settlement activity. Our operating cash flow is seasonal, with cash utilization peaking at the end of December due to increased activity in our Credit Services segment related to holiday retail sales.

	Year Ended December 31,		
	2004	2005	2006
		(In thousands)	
Cash provided by operating activities before changes in credit card portfolio activity and merchant settlement activity	$259,572	$ 293,863	$376,847
Net change in credit card portfolio activity	71,121	(186,419)	80,890
Net change in merchant settlement activity	17,936	1,637	11,043
Cash provided by operating activities	$348,629	$ 109,081	$468,780

Net change in credit card portfolio activity represents the difference in portfolios purchased from new clients and their subsequent sale to our securitization trusts. There is typically a several month lag between the purchase and sale of credit card portfolios. Merchant settlement activity is driven by the number of days of float at the end of the period. For these purposes, "float" means the difference between the number of days we hold cash before remitting the cash to our merchants and the number of days the card associations hold cash before remitting the cash to us. Merchant settlement activity fluctuates significantly depending on the day in which the period ends.

We generated cash flow from operating activities before changes in credit card portfolio activity and merchant settlement activity of $376.8 million for the year ended December 31, 2006 compared to $293.9 million for the comparable period in 2005 or a 28.2% increase. The increase in operating cash flows before changes in credit card portfolio activity and merchant settlement activity is primarily related to our increased earnings. We utilize our cash flow from operations for ongoing business operations, acquisitions and capital expenditures.

Investing Activities. We utilized cash flow from investing activities of $543.0 million for the year ended December 31, 2006 compared to $331.0 million for the comparable period in 2005. Significant components of investing activities are as follows:

- *Acquisitions.* During the year ended December 31, 2006, cash used in investing activities included payments for acquired businesses totaling $205.6 million compared to $140.9 million in 2005, net of cash acquired. In 2006 we acquired four businesses, which included DoubleClick Email Solutions, ICOM, Big Designs, and CPC Associates, all of which complemented and expanded our Marketing Services business. In 2005 we acquired Atrana and Epsilon Interactive.

- *Securitizations and Receivables Funding.* We generally fund all private label credit card receivables through a securitization program that provides us with both liquidity and lower borrowing costs. As of December 31, 2006, we had over $3.8 billion of securitized credit card receivables. Securitizations require credit enhancements in the form of cash, spread accounts and additional receivables. The credit enhancement is funded through the use of certificates of deposit issued through our subsidiary, World Financial Network National Bank. Net securitization and credit card receivable activity utilized $236.5 million for the year ended December 31, 2006 compared to $107.8 million in 2005. We intend to utilize our securitization program for the foreseeable future.

- *Capital Expenditures.* Our capital expenditures for the year ended December 31, 2006 were $100.4 million compared to $65.9 million for the prior year. Capital expenditures for 2006 increased in support of systems development work for new client implementations and contracts added during the year along with information technology infrastructure enhancements. We anticipate that capital expenditures will continue to remain at approximately 5% of annual revenues for the foreseeable future.

Financing Activities. Our cash flows provided by financing activities were $112.3 million in 2006 compared to $278.6 million provided by financing activities in 2005. Our financing activities for 2006 relate to borrowings and repayments of debt in the normal course of business and related business acquisitions, an increase in the repayment of certificates of deposit as we utilized proceeds from our credit card portfolio activity to reduce the balance of our certificates of deposit and $146.0 million for the repurchase of our common stock on the open market, and proceeds from the exercise of stock options.

Liquidity Sources. In addition to cash generated by operating activities, we have four main sources of liquidity: our securitization program; certificates of deposit issued by World Financial Network National Bank; our credit facilities and senior notes; and issuances of equity securities. We believe that internally generated funds and existing sources of liquidity are sufficient to meet current and anticipated financing requirements during the next 12 months.

Securitization Program and Off-Balance Sheet Transactions. Since January 1996, we have sold, sometimes through WFN Credit Company, LLC and WFN Funding Company II, LLC, substantially all of the credit card receivables owned by our credit card bank, World Financial Network National Bank, to the WFN Trusts as part of our securitization program. This securitization program is the primary vehicle through which we finance our private label credit card receivables. The following table shows expected maturities for borrowing commitments of the WFN Trusts under our securitization program by year:

	2007	2008	2009	2010	2011 & Thereafter	Total
			(In thousands)			
Public notes	$ 600,000	$600,000	$500,000	$—	$950,000	$2,650,000
Private conduits[1]	1,085,714	—	—	—	—	1,085,714
Total	$1,685,714	$600,000	$500,000	$—	$950,000	$3,735,714

(1) Represents borrowing capacity, not outstanding borrowings.

As of December 31, 2006, the WFN Trusts had over $3.8 billion of securitized credit card receivables. Securitizations require credit enhancements in the form of cash, spread deposits and additional receivables. The credit enhancement is principally based on the outstanding balances of the series issued by the WFN Trusts and by the performance of the private label credit cards in the securitization trust. During the period from November to January, the WFN Trusts are required to maintain a credit enhancement level of between 6% and 10% of securitized credit card receivables. Certain of the WFN Trusts are required to maintain a level of between 4% and 9% for the remainder of the year. Accordingly, at December 31, 2006 the WFN Trusts typically have their highest balance of credit enhancement assets as a result of the increased balances during the holiday season. We intend to utilize our securitization program for the foreseeable future.

If World Financial Network National Bank were not able to regularly securitize the receivables it originates, our ability to grow or even maintain our credit services business would be materially impaired as we would be severely limited in our financing ability. World Financial Network National Bank's ability to effect securitization transactions is impacted by the following factors, some of which are beyond our control:

- conditions in the securities markets in general and the asset-backed securitization market in particular;
- conformity in the quality of credit card receivables to rating agency requirements and changes in those requirements; and
- our ability to fund required overcollateralizations or credit enhancements, which we routinely utilize in order to achieve better credit ratings to lower our borrowing costs.

We believe that the conditions to securitize private label credit card receivables are favorable for us. We plan to continue using our securitization program as our primary financing vehicle.

Once World Financial Network National Bank securitizes receivables, the agreement governing the transaction contains covenants that address the receivables' performance and the continued solvency of the retailer where the underlying sales were generated. In the event one of those or other similar covenants is breached, an early amortization event could be declared, in which case the trustee for the securitization trust would retain World Financial Network National Bank's interest in the related receivables, along with the excess interest income that would normally be paid to World Financial Network National Bank, until such time as the securitization investors are fully repaid. The occurrence of an early amortization event would significantly limit, or even negate, our ability to securitize additional receivables.

Certificates of Deposit. We utilize certificates of deposit to finance the operating activities and fund the securitization enhancement requirements of our credit card bank subsidiaries, World Financial Network National Bank and World Financial Capital Bank. World Financial Network National Bank and World Financial Capital Bank issue certificates of deposit in denominations of $100,000 in various maturities ranging between three months and two years and with effective annual fixed rates ranging from 4.3% to 6.0%. As of December 31, 2006, we had $299.0 million of certificates of deposit outstanding. Certificate of deposit borrowings are subject to regulatory capital requirements.

Credit Facilities. At the beginning of 2006, we maintained three credit agreements with aggregate revolving lending commitments of $515.0 million with the capability to increase such commitments up to $550.0 million as follows:

- *3-year credit agreement* — revolving lending commitments of $250.0 million and a maturity date of April 3, 2008;
- *364-day credit agreement* — revolving lending commitments of $230.0 million and a maturity date of April 6, 2006; and
- *Canadian credit agreement* — revolving lending commitments of $35.0 million and a maturity date of April 3, 2008.

During January 2006, we entered into an additional credit facility to increase our borrowing capacity by $300.0 million. This credit facility included usual and customary negative covenants for credit facilities of this type. On January 5, 2006, we borrowed $300.0 million under this credit facility, which we used for general corporate purposes, including other debt repayment, repurchases of our common stock in connection with our stock repurchase program, mergers and acquisitions, and capital expenditures. We paid in full the $300.0 million credit facility on May 16, 2006 with a portion of the proceeds from the senior notes and permitted such credit facility to terminate pursuant to its terms on its scheduled maturity date, June 30, 2006.

On April 6, 2006, we amended our 364-day credit agreement to extend the maturity date from April 6, 2006 to April 5, 2007.

Advances under these four credit facilities were in the form of either base rate loans or eurodollar loans. The interest rate on base rate loans fluctuated based upon the higher of (1) the interest rate announced by the administrative agent as its "prime rate" and (2) the Federal funds rate plus 0.5%, in each case with no additional margin. The interest rate on eurodollar loans fluctuated based upon the rate at which eurodollar deposits in the London interbank market are quoted plus a margin of 0.5% to 1.0% based upon the ratio of total debt under these credit facilities to consolidated Operating EBITDA, as each term is defined in the credit facilities. The credit facilities were secured by guarantees, pledges of ownership interests of certain of our subsidiaries and pledges of certain intercompany promissory notes.

On September 29, 2006, we entered into a credit agreement to provide for a $540.0 million revolving credit facility with a U.S. $50.0 million sublimit for Canadian dollar borrowings and a $50.0 million sublimit for swing line loans (the "2006 credit facility"). Additionally, the 2006 credit facility includes an uncommitted accordion feature of up to $210.0 million in the aggregate allowing for future incremental borrowings, subject to certain conditions. The lending commitments under the 2006 credit facility are scheduled to terminate September 29, 2011. The 2006 credit facility is unsecured. Each of ADS Alliance Data Systems, Inc., Alliance Data Foreign Holdings, Inc., Epsilon Marketing Services, LLC and Epsilon Data Management, LLC are guarantors under the 2006 facility.

We borrowed approximately $79.0 million under the 2006 credit facility at closing for general corporate purposes and to pay off and terminate the 3-year credit agreement, the 364-day credit agreement and the Canadian credit agreement.

Advances under the 2006 credit facility are in the form of either base rate loans or eurodollar loans and may be denominated in U.S. dollars or Canadian dollars. The interest rate for base rate loans denominated in U.S. dollars fluctuates and is equal to the higher of (1) the Bank of Montreal's prime rate and (2) the Federal funds rate plus 0.5%, in either case with no additional margin. The interest rate for base rate loans denominated in Canadian dollars fluctuates and is equal to the higher of (1) the Bank of Montreal's prime rate for Canadian dollar loans and (2) the CDOR rate plus 1%, in either case with no additional margin. The interest rate for eurodollar loans denominated in U.S. or Canadian dollars fluctuates based on the rate at which deposits of U.S. dollars or Canadian dollars, respectively, in the London interbank market are quoted plus a margin of 0.5% to 1.0% based upon the our Senior Leverage Ratio as defined in the 2006 credit facility.

Among other fees, we pay a facility fee of 0.1% to 0.2% per annum (due quarterly) on the aggregate commitments under the 2006 credit facility, whether used or unused, based upon the our Senior Leverage Ratio as defined in the 2006 credit facility. We will also pay fees with respect to any letters of credit issued under the 2006 credit facility.

The 2006 credit facility includes usual and customary negative covenants for credit agreements of this type, including, but not limited to, restrictions on our ability, and in certain instances, our subsidiaries' ability, to consolidate or merge; substantially change the nature of our business; sell, transfer or dispose of assets; create or incur indebtedness; create liens; pay dividends and repurchase stock; and make investments. The negative covenants are subject to certain exceptions, as specified in the 2006 credit facility. The 2006 credit facility also requires us to satisfy certain financial covenants, including maximum ratios of Total Capitalization and Senior Leverage as determined in accordance with the 2006 credit facility and a minimum ratio of Consolidated Operating EBITDA to Consolidated Interest Expense as determined in accordance with the 2006 credit facility.

The 2006 credit facility also includes customary events of default, including, among other things, payment default, covenant default, breach of representation or warranty, bankruptcy, cross-default, material ERISA events, change of control, material money judgments and failure to maintain subsidiary guarantees.

We utilize our 2006 credit facility, senior notes and excess cash flows from operations to support our acquisition strategy and to fund working capital, our stock repurchase program and capital expenditures. We were in compliance with our covenants under our 2006 credit facility and senior notes at December 31, 2006.

On January 24, 2007, we entered into a credit facility which provides for loans in a maximum amount of $400.0 million, or the bridge loan. At the closing of the bridge loan, we borrowed $300.0 million for general corporate purposes including the repayment of debt and the financing of permitted acquisitions. The bridge loan includes an uncommitted accordion feature of up to $100.0 million allowing for future borrowings, subject to certain conditions. The bridge loan is scheduled to mature July 24, 2007. The bridge loan is unsecured. Each of ADS Alliance Data Systems, Inc., Alliance Data Foreign Holdings, Inc., Epsilon Marketing Services, LLC and Epsilon Data Management, LLC are guarantors under the bridge loan.

Advances under the bridge loan are in the form of either base rate loans or eurodollar loans. The interest rate for base rate loans fluctuates and is equal to the higher of (1) the Bank of Montreal's prime rate and (2) the Federal funds rate plus 0.5%, in either case with no additional margin. The interest rate for eurodollar loans fluctuates based on the London interbank offered rate plus a margin of 0.6% to 1.2% based upon our Senior Leverage Ratio as defined in the bridge loan. On January 24, 2007, we paid an arrangement fee of $250,000 for the bridge loan.

The bridge loan contains usual and customary negative covenants for transactions of this type, including, but not limited to, restrictions on our ability, and in certain instances, our subsidiaries' ability, to consolidate or merge; substantially change the nature of our business; sell, transfer or dispose of assets; create or incur indebtedness; create liens; pay dividends and repurchase stock; and make investments. The negative covenants are subject to certain exceptions, as specified in the bridge loan. The bridge loan also requires us to satisfy certain financial covenants, including maximum ratios of Total Capitalization and Senior Leverage as determined in accordance with the bridge loan and a minimum ratio of Consolidated Operating EBITDA to Consolidated Interest Expense as determined in accordance with the bridge loan.

The bridge loan must be prepaid prior to the scheduled maturity date if we or any of our subsidiaries issues any debt or equity securities, subject to certain exceptions.

The bridge loan also includes customary events of default, including, among other things, payment default, covenant default, breach of representation or warranty, bankruptcy, cross-default, material ERISA events, a change of control, material money judgments and failure to maintain subsidiary guarantees.

Senior Notes. On May 16, 2006, we entered into a senior note purchase agreement and issued and sold $250.0 million aggregate principal amount of 6.00% Series A Notes due May 16, 2009 and $250.0 million aggregate principal amount of 6.14% Series B Notes due May 16, 2011. The proceeds were used to retire the $300.0 million credit agreement, to repay other debt and for general corporate purposes.

The Series A and Series B Notes accrue interest on the outstanding balance thereof at the rate of 6.00% and 6.14% per annum, respectively payable semiannually, on May 16 and November 16 of each year, commencing with November 16, 2006, until the principal has become due and payable. The note purchase agreement includes usual and customary negative covenants and events of default for transactions of this type. The senior notes are unsecured. The payment obligations under the senior notes are guaranteed by certain of our existing and future subsidiaries. Each of ADS Alliance Data Systems, Inc., Alliance Data Foreign Holdings, Inc., Epsilon Marketing Services, LLC and Epsilon Data Management, LLC are guarantors under the senior notes.

At December 31, 2006, we had borrowings of $225.0 million outstanding under our 2006 credit facility (with a weighted average interest rate of 6.4%), $500.0 million aggregate principal amount outstanding under our senior notes, $2.0 million of standby letters of credit outstanding, and we had available unused borrowing capacity of approximately $313.0 million. The 2006 credit facility limits our aggregate outstanding letters of credit to $50.0 million.

Repurchase of Equity Securities. During 2005, we repurchased approximately 3.9 million shares of our common stock for an aggregate amount of $148.8 million and during 2006, we repurchased approximately 2.9 million shares of our common stock for an aggregate amount of $146.0 million. We have authorization from our Board of Directors to purchase an additional $605.2 million of our common stock through 2008 and expect to finance the repurchase program with borrowings under our 2006 credit facility. Debt covenants in the 2006 credit facility restrict the amount of funds that we have available for repurchases of our common stock in any calendar year. The limitation for each calendar year was $200.0 million beginning with 2006, increasing to $250.0 million in 2007 and $300.0 million in 2008, conditioned on certain increases in our Consolidated Operating EBITDA as defined in the credit facilities.

Contractual Obligations. The following table highlights, as of December 31, 2006, our contractual obligations and commitments to make future payments by type and period:

	2007	2008 & 2009	2010 & 2011	2012 & Thereafter	Total[1]
			(In thousands)		
Certificates of deposit[2]	$299,417	$ 4,320	$ —	$ —	$ 303,737
Credit facilities[2]	14,564	29,128	250,402	—	294,094
Senior Notes[2]	30,350	301,325	271,106	—	602,781
Operating leases	42,536	60,333	33,793	63,527	200,189
Capital leases	9,149	10,820	2,683	—	22,652
Software licenses	10,393	389	—	—	10,782
Purchase obligations[3]	93,856	56,055	12,779	—	162,690
	$500,265	$462,370	$570,763	$63,527	$1,596,925

(1) The table does not include an estimate for income taxes that we are required to pay, but are not required to include above.

(2) The certificates of deposit and credit facilities represent our estimated debt service obligations, including both principle and interest. Interest was based on the interest rates in effect as of December 31, 2006, applied to the contractual repayment period.

(3) Purchase obligations include purchase commitments under our AIR MILES Reward Program, minimum payments under support and maintenance contracts and agreements to purchase other goods and services.

We believe that we will have access to sufficient resources to meet these commitments.

Economic Fluctuations

Although we cannot precisely determine the impact of inflation on our operations, we do not believe that we have been significantly affected by inflation. For the most part, we have relied on operating efficiencies from scale and technology, as well as decreases in technology and communication costs, to offset increased costs of employee compensation and other operating expenses.

Portions of our business are seasonal. Our revenues and earnings are favorably affected by increased consumer spending patterns leading up to and including holiday shopping period in the fourth quarter and, to a lesser extent, during the first quarter as credit card balances are paid down.

Regulatory Matters

World Financial Network National Bank is subject to various regulatory capital requirements administered by the Office of the Comptroller of the Currency, or OCC. World Financial Capital Bank is subject to regulatory capital requirements administered by both the Federal Deposit Insurance Corporation, or FDIC, and the State of Utah. Failure to meet minimum capital requirements can trigger certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material adverse effect on our financial statements. Under the FDIC's order approving World Financial Capital Bank's application for deposit insurance, World Financial Capital Bank must meet specific capital ratios and paid-in capital minimums and must maintain adequate allowances for loan losses. If World Financial Capital Bank fails to meet the terms of the FDIC's order, the FDIC may withdraw insurance coverage from World Financial Capital Bank, and the State of Utah may withdraw its approval of World Financial Capital Bank. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, World Financial Network National Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. World Financial Network National Bank is limited in the amounts that it can dividend to us.

Quantitative measures established by regulations to ensure capital adequacy require World Financial Network National Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk weighted assets and of Tier 1 capital to average assets. Under the regulations, a "well capitalized" institution must have a Tier 1 capital ratio of at least 6%, a total capital ratio of at least 10% and a leverage ratio of at least 5% and not be subject to a capital directive order. An "adequately capitalized" institution must have a Tier 1 capital ratio of at least 4%, a total capital ratio of at least 8% and a leverage ratio of at least 4%, but 3% is allowed in some cases. Under these guidelines, World Financial Network National Bank is considered well capitalized. As of December 31, 2006, World Financial Network National Bank's Tier 1 capital ratio was 37.3%, total capital ratio was 39.1% and leverage ratio was 59.1%, and World Financial Network National Bank was not subject to a capital directive order. On April 22, 2005, World Financial Capital Bank received non-disapproval notification for a modification of the original three-year business plan. The letter of non-disapproval was issued jointly by the State of Utah and the FDIC. World Financial Capital Bank, under the terms of the letter, must maintain Total Risk-Based Capital equal to or exceeding 10% of total risk-based assets and must maintain Tier 1 capital to total assets ratio of not less than 16%. Both capital ratios were maintained at or above the indicated levels until the end of the bank's de novo period on November 30, 2006.

As part of an acquisition in 2003 by World Financial Network National Bank, which required approval by the OCC, the OCC required World Financial Network National Bank to enter into an operating agreement with the OCC and a capital adequacy and liquidity maintenance agreement with us. The operating agreement requires World Financial Network National Bank to continue to operate in a manner consistent with its current practices, regulatory guidelines and applicable law, including those related to affiliate transactions, maintenance of capital and corporate governance. This operating agreement has not required any changes in World

Financial Network National Bank's operations. The capital adequacy and liquidity maintenance agreement memorializes our current obligations to World Financial Network National Bank.

Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments" ("SFAS No. 155"), which amends Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133") and SFAS No. 140. SFAS No. 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006. Earlier adoption is permitted, provided we have not yet issued financial statements, including for interim periods, for that fiscal year. We do not expect the adoption of SFAS No. 155 to have a material impact on our consolidated financial position, results of operations or cash flows.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, "Accounting for Servicing of Financial Assets" ("SFAS No. 156"). SFAS No. 156 amends SFAS No. 140 with respect to the accounting for separately-recognized servicing assets and liabilities. SFAS No. 156 addresses the recognition and measurement of separately-recognized servicing assets and liabilities and provides an approach to simplify efforts to obtain hedge-like (offset) accounting. The standard is effective for fiscal years beginning after September 15, 2006. Earlier adoption is permitted, provided we have not yet issued financial statements, including for interim periods, for that fiscal year. We do not expect the adoption of SFAS No. 156 to have a material impact on our consolidated financial position, results of operations or cash flows.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". FIN No. 48 prescribes a financial statement recognition threshold and measurement attribute of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN No. 48 are effective for fiscal years beginning after December 15, 2006. We will adopt FIN 48 on January 1, 2007, as required. The cumulative effect of adopting FIN 48 will be a reduction to retained earnings of approximately $6.0 million to $10.0 million.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 establishes a new definition of fair value as well as a fair value hierarchy that prioritizes the information used to develop the assumptions, and requires new disclosures of assets and liabilities measured at fair value based on their level in the hierarchy. The standard is effective for fiscal years beginning after November 15, 2007. We are currently in the process of evaluating the effect that the adoption of SFAS No. 157 will have on our consolidated financial position, results of operations and cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post-retirement plans" ("SFAS No. 158"). Among other items, SFAS No. 158 requires recognition of the overfunded or underfunded status of an entity's defined benefit postretirement plan as an asset or liability in the financial statements, requires the measurement of defined benefit postretirement plan assets and obligations as of the end of the employer's fiscal year, and requires recognition of the funded status of defined benefit postretirement plans in other comprehensive income. The standard is effective for the Company as of December 31, 2006. The adoption of SFAS No. 158 did not have a material impact on our consolidated financial position, results of operations or cash flows.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB No. 108"). SAB No. 108 addresses quantifying the financial statement effects of misstatements, specifically, how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. SAB No. 108 does not amend or change the SEC Staff's previous positions in Staff Accounting Bulletin No. 99, "Materiality," regarding qualitative considerations in assessing the materiality of misstatements. SAB No. 108 is effective for fiscal years beginning after November 15, 2006. We do not expect the adoption of SAB No. 108 to have a material impact on our consolidated financial position, results of operations or cash flows.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates. Our primary market risks include off-balance sheet risk, interest rate risk, credit risk, foreign currency exchange rate risk and redemption reward risk.

Off-Balance Sheet Risk. We are subject to off-balance sheet risk in the normal course of business, including commitments to extend credit and through our securitization program. We sell substantially all of our credit card receivables to the WFN Trusts, qualifying special purpose entities. The trusts enter into interest rate swaps to reduce the interest rate sensitivity of the securitization transactions. The securitization program involves elements of credit, market, interest rate, legal and operational risks in excess of the amount recognized on the balance sheet through our retained interests in the securitization and the interest-only strips.

Interest Rate Risk. Interest rate risk affects us directly in our lending and borrowing activities. Our total interest incurred was approximately $202.8 million for 2006, which includes both on-and off-balance sheet transactions. Of this total, $47.6 million of the interest expense for 2006 was attributable to on-balance sheet indebtedness and the remainder to our securitized credit card receivables, which are financed off-balance sheet. To manage our risk from market interest rates, we actively monitor the interest rates and the interest sensitive components both on- and off-balance sheet to minimize the impact that changes in interest rates have on the fair value of assets, net income and cash flow. To achieve this objective, we manage our exposure to fluctuations in market interest rates by matching asset and liability repricings and through the use of fixed-rate debt instruments to the extent that reasonably favorable rates are obtainable with such arrangements. In addition, we enter into derivative financial instruments such as interest rate swaps and treasury locks to mitigate our interest rate risk on a related financial instrument or to lock the interest rate on a portion of our variable debt. We do not enter into derivative or interest rate transactions for trading or other speculative purposes. At December 31, 2006, we had $4.6 billion of debt, including $3.6 billion of off-balance sheet debt from our securitization program.

	As of December 31, 2006		
	Fixed rate	Variable rate	Total
		(In millions)	
Off-balance sheet	$2,650.0	$ 929.2	$3,579.2
On-balance sheet	694.3	350.1	1,044.4
	$3,344.3	$1,279.3	$4,623.6

- At December 31, 2006, our fixed rate off-balance sheet debt was locked at a current effective interest rate of 4.7% through interest rate swap agreements. Additionally, our variable rate off-balance sheet debt has variable rate credit cards that are at least equal to that amount.
- At December 31, 2006, our fixed rate on-balance sheet debt was subject to fixed rates with a weighted average interest rate of 5.7%.

The approach we use to quantify interest rate risk is a sensitivity analysis which we believe best reflects the risk inherent in our business. This approach calculates the impact on pretax income from an instantaneous and sustained increase in interest rates of 1.0%. In 2006, a 1.0% increase in interest rates would have resulted in an annual decrease to pretax income of approximately $8.5 million. Conversely, a corresponding decrease in interest rates would result in a comparable increase to pretax income. Our use of this methodology to quantify the market risk of financial instruments should not be construed as an endorsement of its accuracy or the accuracy of the related assumptions.

Credit Risk. We are exposed to credit risk relating to the credit card loans we make to our clients' customers. Our credit risk relates to the risk that consumers using the private label credit cards that we issue will not repay their revolving credit card loan balances. We have developed credit risk models designed to identify qualified consumers who fit our risk parameters. To minimize our risk of loan write-offs, we control approval rates of new accounts and related credit limits and follow strict collection practices. We monitor the buying limits, as well as set pricing regarding fees and interest rates charged.

Foreign Currency Exchange Rate Risk. We are exposed to fluctuations in the exchange rate between the U.S. and the Canadian dollar through our significant Canadian operations. We do not hedge any of our net investment exposure in our Canadian subsidiary. A 1% increase in the Canadian exchange rate would have resulted in an increase in pretax income of $0.8 million. Conversely, a corresponding decrease in the exchange rate would result in a comparable decrease to pretax income.

Redemption Reward Risk. Through our AIR MILES Reward Program, we are exposed to potentially increasing reward costs associated primarily with travel rewards. To minimize the risk of rising travel reward costs, we:

- have multi-year supply agreements with several Canadian, U.S. and international airlines;
- are seeking new supply agreements with additional airlines;
- periodically alter the total mix of rewards available to collectors with the introduction of new merchandise rewards, which are typically lower cost per AIR MILES reward mile than air travel;
- allow collectors to obtain certain travel rewards using a combination of reward miles and cash or cash alone in addition to using AIR MILES reward miles alone; and
- periodically adjust the number of AIR MILES reward miles required to be redeemed to obtain a reward.

A 1% increase in the cost of redemptions would have resulted in a decrease in pretax income of $2.6 million. Conversely, a corresponding decrease in the cost of redemptions would result in a comparable increase to pretax income.

Item 8. Financial Statements and Supplementary Data

Our consolidated financial statements begin on page F-1 of this Form 10-K.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2006, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15 of the Securities Exchange Act of 1934. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2006, our disclosure controls and procedures are effective. Disclosure controls and procedures are controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and include controls and procedures designed to ensure that information we are required to disclose in such reports is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Our evaluation of and conclusion on the effectiveness of internal control over financial reporting as of December 31, 2006 did not include the internal controls of ICOM, DoubleClick Email Solutions, or CPC because of the timing of these acquisitions, which were completed in February 2006, April 2006 and October 2006, respectively. As of December 31, 2006, these entities constituted $254.5 million of total assets, $96.4 million of revenues and $6.5 million of net income for the year then ended.

Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of internal control over financial reporting. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework*. Based on our evaluation and those criteria, our internal control over financial reporting was effective as of December 31, 2006.

During the fourth quarter of 2006, we completed the process of converting ICOM'S and CPC's legacy general ledger platform to the platform utilized by our business units. There have been no other changes in our internal control over financial reporting during the fourth quarter ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, has been audited by Deloitte & Touche LLP, the independent registered public accounting firm who also audited our consolidated financial statements. Deloitte & Touche's attestation report on management's assessment of our internal control over financial reporting appears on page F-3.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Incorporated by reference to the Proxy Statement for the 2007 Annual Meeting of our stockholders, which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2006.

Item 11. Executive Compensation

Incorporated by reference to the Proxy Statement for the 2007 Annual Meeting of our stockholders, which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2006.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Incorporated by reference to the Proxy Statement for the 2007 Annual Meeting of our stockholders, which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2006.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Incorporated by reference to the Proxy Statement for the 2007 Annual Meeting of our stockholders, which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2006.

Item 14. Principal Accounting Fees and Services

Incorporated by reference to the Proxy Statement for the 2007 Annual Meeting of our stockholders, which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2006.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) The following documents are filed as part of this report:

(1) Financial Statements

(2) Financial Statement Schedule

(3) The following exhibits are filed as part of this Annual Report on Form 10-K or, where indicated, were previously filed and are hereby incorporated by reference.

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of October 8, 2004, by and among Alliance Data Systems Corporation, ADS Alliance Data Systems, Inc., Everest Nivole, Inc., The Relizon e-CRM Company and Relizon Holdings LLC (incorporated by reference to Exhibit No. 2.1 to our Current Report on Form 8-K filed with the SEC on October 29, 2004, File No. 0001-15749).
2.2	First Amendment to Agreement and Plan of Merger, dated as of October 8, 2004, by and among Alliance Data Systems Corporation, ADS Alliance Data Systems, Inc., Everest Nivole, Inc., The Relizon e-CRM Company and Relizon Holdings, LLC (incorporated by reference to Exhibit No. 2.2 to our Current Report on Form 8-K filed with the SEC on October 29, 2004, File No. 0001-15749).

Exhibit No.	Description
2.3	Purchase Agreement, dated as of December 22, 2006, by and among DoubleClick Inc., Alliance Data Systems Corporation and Alliance Data FHC, Inc. (incorporated by reference to Exhibit No. 2.1 to our Current Report on Form 8-K filed with the SEC on December 28, 2006, File No. 0001-15749).
3.1	Second Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit No. 3.1 to our Registration Statement on Form S-1 filed with the SEC on March 3, 2000, File No. 333-94623).
3.2	Second Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit No. 3.2 to our Registration Statement on Form S-1 filed with the SEC on March 3, 2000, File No. 333-94623).
3.3	First Amendment to the Second Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit No. 3.3 to our Registration Statement on Form S-1 filed with the SEC on May 4, 2001, File No. 333-94623).
3.4	Second Amendment to the Second Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit No. 3.4 to our Annual Report on Form 10-K, filed with the SEC on April 1, 2002, File No. 001-15749).
4	Specimen Certificate for shares of Common Stock of the Registrant (incorporated by reference to Exhibit No. 4 to our Quarterly Report on Form 10-Q filed with the SEC on August 8, 2003, File No. 001-15749).
10.1	Build-to-Suit Net Lease between Opus South Corporation and ADS Alliance Data Systems, Inc., dated January 29, 1998, as amended (incorporated by reference to Exhibit No. 10.10 to our Annual Report on Form 10-K, filed with the SEC on April 1, 2002, File No. 001-15749).
10.2	Commercial Lease Agreement by and between Waterview Parkway L.P. and ADS Alliance Data Systems, Inc., dated July 16, 1997 (incorporated by reference to Exhibit No. 10.22 to our Registration Statement on Form S-1 filed with the SEC on January 13, 2000, File No. 333-94623).
10.3	Lease between YCC Limited and London Life Insurance Company and Loyalty Management Group Canada Inc. dated May 28, 1997 and amended June 19, 1997 and January 15, 1998 (incorporated by reference to Exhibit No. 10.15 to our Registration Statement on Form S-1 filed with the SEC on January 13, 2000, File No. 333-94623).
10.4	Amendments of April 14, 2000, January 17, 2001, and June 12, 2002 to lease between YCC Limited and London Life Insurance Company and Loyalty Management Group Canada Inc. dated May 28, 1997, as amended (incorporated by reference to Exhibit No. 10.12 to our Annual Report on Form 10-K filed with the SEC on March 12, 2003, File No. 001-15749).
10.5	Amendment, dated September 27, 2002, to Lease between YCC Limited and London Life Insurance Company and Loyalty Management Group Canada, Inc., dated May 28, 1997, as amended (incorporated by reference to Exhibit No. 10.5 to our Annual Report on Form 10-K, filed with the SEC on March 3, 2006).
10.6	Amendment, dated February 18, 2005, to Lease between YCC Limited and London Life Insurance Company and Loyalty Management Group Canada, Inc., dated May 28, 1997, as amended (incorporated by reference to Exhibit No. 10.6 to our Annual Report on Form 10-K, filed with the SEC on March 3, 2006, File No. 001-15749).
10.7	Office Lease between Office City, Inc. and World Financial Network National Bank, dated December 24, 1986, and amended January 19, 1987, May 11, 1988, August 4, 1989 and August 18, 1999 (incorporated by reference to Exhibit No. 10.17 to our Registration Statement on Form S-1 filed with the SEC on January 13, 2000, File No. 333-94623).
10.8	Lease Agreement by and between Continental Acquisitions, Inc. and World Financial Network National Bank, dated July 2, 1990, and amended September 11, 1990, November 16, 1990 and February 18, 1991 (incorporated by reference to Exhibit No. 10.18 to our Registration Statement on Form S-1 filed with the SEC on January 13, 2000, File No. 333-94623).
10.9	Fourth Amendment to Lease Agreement by and between Partners at Brooksedge and ADS Alliance Data Systems, Inc., dated June 1, 2000 (incorporated by reference to Exhibit No. 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on May 14, 2003, File No. 001-15749).

Exhibit No.	Description
+10.43	Amendment No. 2, dated April 7, 2003, to Alliance Data Systems 401(k) Retirement and Savings Plan (incorporated by reference to Exhibit No. 10.8 to our Quarterly Report on Form 10-Q filed with the SEC on May 14, 2003, File No. 001-15749).
+10.44	Amendment No. 3, dated May 8, 2003, to Alliance Data Systems 401(k) Retirement and Savings Plan (incorporated by reference to Exhibit No. 10.9 to our Quarterly Report on Form 10-Q filed with the SEC on May 14, 2003, File No. 001-15749).
+10.45	Amendment No. 4, dated June 9, 2003, to Alliance Data Systems 401(k) Retirement and Savings Plan (incorporated by reference to Exhibit No. 10.32 to our Annual Report on Form 10-K filed with the SEC on March 5, 2004, File No. 001-15749).
+10.46	Amendment No. 5, dated September 29, 2003, to Alliance Data Systems 401(k) Retirement and Savings Plan (incorporated by reference to Exhibit No. 10.33 to our Annual Report on Form 10-K filed with the SEC on March 5, 2004, File No. 001-15749).
+10.47	Amendment No. 6, dated December 12, 2003, to Alliance Data Systems 401(k) Retirement and Savings Plan (incorporated by reference to Exhibit No. 10.34 to our Annual Report on Form 10-K filed with the SEC on March 5, 2004, File No. 001-15749).
+10.48	Amendment No. 7, dated December 12, 2003, to Alliance Data Systems 401(k) Retirement and Savings Plan (incorporated by reference to Exhibit No. 10.35 to our Annual Report on Form 10-K filed with the SEC on March 5, 2004, File No. 001-15749).
+10.49	Amendment No. 8, dated December 12, 2003, to Alliance Data Systems 401(k) Retirement and Savings Plan (incorporated by reference to Exhibit No. 10.36 to our Annual Report on Form 10-K filed with the SEC on March 5, 2004, File No. 001-15749).
+10.50	Letter employment agreement with J. Michael Parks, dated February 19, 1997 (incorporated by reference to Exhibit 10.39 to our Registration Statement on Form S-1 filed with the SEC on January 13, 2000, File No. 333-94623).
+10.51	Letter employment agreement with Ivan Szeftel, dated May 4, 1998 (incorporated by reference to Exhibit 10.40 to our Registration Statement on Form S-1 filed with the SEC on January 13, 2000, File No. 333-94623).
10.52	Amended and Restated License to Use the Air Miles Trade Marks in Canada, dated as of July 24, 1998, by and between Air Miles International Holdings N.V. and Loyalty Management Group Canada Inc. (incorporated by reference to Exhibit No. 10.43 to our Registration Statement on Form S-1 filed with the SEC on January 13, 2000, File No. 333-94623) (assigned by Air Miles International Holdings N.V. to Air Miles International Trading B.V. by a novation agreement dated as of July 18, 2001).
10.53	Amended and Restated License to Use and Exploit the Air Miles Scheme in Canada, dated July 24, 1998, by and between Air Miles International Trading B.V. and Loyalty Management Group Canada Inc. (incorporated by reference to Exhibit No. 10.44 to our Registration Statement on Form S-1 filed with the SEC on January 13, 2000, File No. 333-94623).
10.54	Second Amended and Restated Pooling and Servicing Agreement, dated as of January 17, 1996 amended and restated as of September 17, 1999 and August 2001 by and among WFN Credit Company, LLC, World Financial Network National Bank, and BNY Midwest Trust Company (incorporated by reference to Exhibit No. 4.6 to the Registration Statement on Form S-3 of world financial network credit card master trust filed with the SEC on July 5, 2001, File No. 333-60418).
10.55	Second Amendment to the Second Amended and Restated Pooling and Servicing Agreement, dated as of May 19, 2004, among World Financial Network National Bank, WFN Credit Company, LLC and BNY Midwest Trust Company (incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on August 4, 2004, File Nos. 333-60418, 333-60418-01 and 333-113669).

Exhibit No.	Description
10.56	Third Amendment to the Second Amended and Restated Pooling and Servicing Agreement, dated as of March 30. 2005, among World Financial Network National Bank, WFN Credit Company, LLC and BNY Midwest Trust Company (incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed by World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on April 4, 2005, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.57	Omnibus Amendment, dated as of March 31, 2003, among WFN Credit Company, LLC, World Financial Network Credit Card Master Trust, World Financial Network National Bank and BNY Midwest Trust Company (incorporated by reference to Exhibit No. 4 to the Current Report on Form 8-K filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Trust on April 22, 2003, File Nos. 333-60418 and 333-60418-01).
10.58	Transfer and Servicing Agreement, dated as of August 1, 2001, between WFN Credit Company, LLC, World Financial Network National Bank, and World Financial Network Credit Card Master Note Trust (incorporated by reference to Exhibit No. 4.3 to the Registration Statement on Form S-3 of World Financial Network Credit Card Master Trust filed with the SEC on July 5, 2001, File No. 333-60418).
10.59	First Amendment to the Transfer and Servicing Agreement, dated as of November 7, 2002, among WFN Credit Company, LLC, World Financial Network National Bank and World Financial Network Credit Card Master Note Trust (incorporated by reference to Exhibit No. 4.2 to the Current Report on Form 8-K filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Trust on November 20, 2002, File Nos. 333-60418 and 333-60418-01).
10.60	Third Amendment to the Transfer and Servicing Agreement, dated as of May 19, 2004, among WFN Credit Company, LLC, World Financial Network National Bank and World Financial Network Credit Card Master Note Trust (incorporated by reference to Exhibit No. 4.2 of the Current Report on Form 8-K filed by WFN Credit Company, LLC. World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on August 4, 2004, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.61	Fourth Amendment to the Transfer and Servicing Agreement, dated as of March 30, 2005, among WFN Credit Company, LLC, World Financial Network National Bank and World Financial Network Credit Card Master Note Trust (incorporated by reference to Exhibit No. 4.2 to the Current Report on Form 8-K filed by World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on April 4, 2005, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.62	Receivables Purchase Agreement, dated as of August 1, 2001, between World Financial Network National Bank and WFN Credit Company, LLC (incorporated by reference to Exhibit No. 4.8 to the Registration Statement on Form S-3 of World Financial Network Credit Card Master Trust filed with the SEC on July 5, 2001, File No. 333-60418).
10.63	Master Indenture, dated as of August 1, 2001, between World Financial Network Credit Card Master Note Trust and BNY Midwest Trust Company, as supplemented by the Series 2001-A Indenture Supplement, the Series 2002-A Indenture Supplement, the Series 2002-VFN Supplement (incorporated by reference to Exhibit No. 4.1 to the Registration Statement on Form S-3 filed with the SEC by WFN Credit Company, LLC and World Financial Network Credit Card Master Trust on July 5, 2001, File Nos. 333-60418 and 333-60418-01).
10.64	Series 2003-A Indenture Supplement, dated as of June 19, 2003 (incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed by World Financial Network Credit Card Master Trust filed with the SEC on August 28, 2003, File No. 333-60418-01).
10.65	Series 2004-A Indenture Supplement, dated as of May 19, 2004 (incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed with the SEC by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on May 27, 2004, File Nos. 333-60418, 333-60418-01 and 333- 113669).

Exhibit No.	Description
10.66	Series 2004-B Indenture Supplement, dated as of September 22, 2004 (incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed with the SEC by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on September 28, 2004, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.67	Series 2004-C Indenture Supplement, dated as of September 22, 2004 (incorporated by reference to Exhibit No. 4.2 of the Current Report on Form 8-K filed with the SEC by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on September 28, 2004, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.68	Supplemental Indenture No. 1, dated as of August 13, 2003, between World Financial Network Credit Card Master Note Trust and BNY Midwest Trust Company (incorporated by reference to Exhibit No. 4.2 of the Current Report on Form 8-K filed with the SEC by WFN Credit Company, LLC and World Financial Network Credit Card Master Trust on August 28, 2003, File Nos. 333-60418 and 333-60418-01).
10.69	Issuance Supplement to Series 2003-A Indenture Supplement, dated as of August 14, 2003, between World Financial Network Credit Card Master Note Trust and BNY Midwest Trust Company (incorporated by reference to Exhibit No. 4.3 of the Current Report on Form 8-K filed with the SEC by World Financial Network Credit Card Master Trust on August 28, 2003, File No. 333-60418-01).
10.70	Credit Agreement (3-Year), dated as of April 10, 2003, by and among Alliance Data Systems Corporation, the guarantors from time to time party thereto, the lenders from time to time party thereto, and Harris Trust and Savings Bank, as Administrative Agent (incorporated by reference to Exhibit No. 10.2 to Amendment No. 1 to our Registration Statement on Form S-3 filed with the SEC on April 16, 2003, File No. 333-104314).
10.71	First Amendment to Credit Agreement (3-Year), dated as of October 21, 2004, by and among Alliance Data Systems Corporation, the Guarantor party thereto, the Banks party thereto, and Harris Trust and Savings Bank, as Administrative Agent and Letter of Credit Issuer (incorporated by reference to Exhibit No. 10.3 to our Quarterly Report on Form 10-Q filed with the SEC on November 5, 2004, File No. 001-15749).
10.72	Second Amendment to Credit Agreement (3-Year), dated as of April 7, 2005, by and among Alliance Data Systems Corporation, the Guarantor party thereto, the Banks party thereto, and Harris Trust and Savings Bank, as Administrative Agent and Letter of Credit Issuer (incorporated by reference to Exhibit No. 99.1 to our Current Report on Form 8-K filed with the SEC on April 13, 2005, File No. 001-15749).
10.73	Third Amendment to Credit Agreement (3-Year), dated as of October 28, 2005, by and among Alliance Data Systems Corporation, the Guarantor party thereto, the Banks party thereto, and Harris N.A., as Administrative Agent and Letter of Credit Issuer (incorporated by reference to Exhibit No. 99.1 to our Current Report on Form 8-K filed with the SEC on October 31, 2005, File No. 001-15749).
10.74	Fourth Amendment to Credit Agreement (3-Year), dated as of December 21, 2005, by and among Alliance Data Systems Corporation, the Guarantor party thereto, the Banks party thereto, and Harris N.A., as Administrative Agent and Letter of Credit Issuer (incorporated by reference to Exhibit No. 99.1 to our Current Report on Form 8-K filed with the SEC on December 27, 2005, File No. 001-15749).
10.75	Credit Agreement (364-Day), dated as of April 10, 2003, by and among Alliance Data Systems Corporation, the guarantors from time to time party thereto, the lenders from time to time party thereto, and Harris Trust and Savings Bank, as Administrative Agent (incorporated by reference to Exhibit No. 10.3 to Amendment No. 1 to our Registration Statement on Form S-3 filed with the SEC on April 16, 2003, File No. 333-104314).

Exhibit No.	Description
10.76	First Amendment to Credit Agreement (364-Day) dated as of April 8, 2004, by and among Alliance Data Systems Corporation, the guarantors from time to time party thereto, the lenders from time to time party thereto, and Harris Trust and Savings Bank, as Administrative Agent (incorporated by reference to Exhibit No. 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on May 7, 2004, File No. 001-15749).
10.77	Second Amendment to Credit Agreement (364-Day), dated as of October 21, 2004, by and among Alliance Data Systems Corporation, the Guarantor party thereto, the Banks party thereto, and Harris Trust and Savings Bank, as Administrative Agent and Letter of Credit Issuer (incorporated by reference to Exhibit No. 10.4 to our Quarterly Report on Form 10-Q filed with the SEC on November 5, 2004, File No. 001-15749).
10.78	Third Amendment to Credit Agreement (364-Day), dated as of April 7, 2005, by and among Alliance Data Systems Corporation, the Guarantor party thereto, the Banks party thereto, and Harris Trust and Savings Bank, as Administrative Agent and Letter of Credit Issuer (incorporated by reference to Exhibit No. 99.2 to our Current Report on Form 8-K filed with the SEC on April 13, 2005, File No. 001-15749).
10.79	Fourth Amendment to Credit Agreement (364-Day), dated as of October 28, 2005, by and among Alliance Data Systems Corporation, the Guarantor party thereto, the Banks party thereto, and Harris N.A., as Administrative Agent and Letter of Credit Issuer (incorporated by reference to Exhibit No. 99.2 to our Current Report on Form 8-K filed with the SEC on October 31, 2005, File No. 001-15749).
10.80	Fifth Amendment to Credit Agreement (364-Day), dated as of December 21, 2005, by and among Alliance Data Systems Corporation, the Guarantor party thereto, the Banks party thereto, and Harris N.A., as Administrative Agent and Letter of Credit Issuer (incorporated by reference to Exhibit No. 99.2 to our Current Report on Form 8-K filed with the SEC on December 27, 2005, File No. 001-15749).
10.81	Sixth Amendment to Credit Agreement (364-Day), dated as of April 6, 2006, by and among Alliance Data Systems Corporation, the Guarantors party thereto, the Banks party thereto, and Harris N.A, as Administrative Agent and Letter of Credit Issuer (incorporated by reference to Exhibit No. 10.2 to our Quarterly Report on Form 10-Q filed with the SEC on May 5, 2006, File No. 001-15749).
10.82	Credit Agreement (Canadian), dated as of April 10, 2003, by and among Loyalty Management Group Canada Inc., the guarantors from time to time party thereto, the lenders from time to time party thereto, and Harris Trust and Savings Bank, as Administrative Agent (incorporated by reference to Exhibit No. 10.4 to Amendment No. 1 to our Registration Statement on Form S-3 filed with the SEC on April 16, 2003, File No. 333-104314).
10.83	First Amendment to Credit Agreement (Canadian), dated as of October 21, 2004, by and among Loyalty Management Group Canada Inc., the Guarantors party thereto, the Banks party thereto, Bank of Montreal, as Letter of Credit Issuer, and Harris Trust and Savings Bank, as Administrative Agent (incorporated by reference to Exhibit No. 10.5 to our Quarterly Report on Form 10-Q filed with the SEC on November 5, 2004, File No. 001-15749).
10.84	Second Amendment to Credit Agreement (Canadian), dated as of April 7, 2005, by and among Loyalty Management Group Canada Inc., the Guarantors party thereto, the Banks party thereto, Bank of Montreal, as Letter of Credit Issuer, and Harris Trust and Savings Bank, as Administrative Agent (incorporated by reference to Exhibit No. 99.3 to our Current Report on Form 8-K filed with the SEC on April 13, 2005, File No. 001-15749).
10.85	Third Amendment to Credit Agreement (Canadian), dated as of October 28, 2005, by and among Loyalty Management Group Canada Inc., the Guarantors party thereto, the Banks party thereto, Bank of Montreal, as Letter of Credit Issuer, and Harris N.A., as Administrative Agent (incorporated by reference to Exhibit No. 99.3 to our Current Report on Form 8-K filed with the SEC on October 31, 2005, File No. 001-15749).

Exhibit No.	Description
10.86	Fourth Amendment to Credit Agreement (Canadian), dated as of December 21, 2005, by and among Loyalty Management Group Canada Inc., the Guarantors party thereto, the Banks party thereto, Bank of Montreal, as Letter of Credit Issuer, and Harris N.A., as Administrative Agent (incorporated by reference to Exhibit No. 99.3 to our Current Report on Form 8-K filed with the SEC on December 27, 2005, File No. 001-15749).
10.87	Credit Agreement, dated as of January 3, 2006, by and among Alliance Data Systems Corporation, ADS Alliance Data Systems, Inc., as Guarantor, the Banks party thereto, and Harris N.A., as Administrative Agent and Lead Arranger (incorporated by reference to Exhibit No. 99.1 to our Current Report on Form 8-K filed with the SEC on January 9, 2006, File No. 001-15749).
10.88	First Amendment to Pledge Agreement, dated as of January 3, 2006, by and among Alliance Data Systems Corporation, ADS Alliance Data Systems, Inc. and Harris N.A. (incorporated by reference to Exhibit No. 99.2 to our Current Report on Form 8-K filed with the SEC on January 9, 2006, File No. 001-15749).
10.89	First Amendment to Intercreditor and Collateral Agency Agreement, dated as of January 3, 2006, by and among Alliance Data Systems Corporation, ADS Alliance Data Systems, Inc., Harris N.A. and the other parties thereto (incorporated by reference to Exhibit No. 99.3 to our Current Report on Form 8-K filed with the SEC on January 9, 2006, File No. 001-15749).
10.90	Note Purchase Agreement, dated as of May 1, 2006, by and among Alliance Data Systems Corporation and the Purchasers party thereto (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K, filed with the SEC on May 18, 2006, File No. 001-15749).
10.91	Subsidiary Guaranty, dated as of May 1, 2006, by ADS Alliance Data Systems, Inc. in favor of the holders from time to time of the Notes (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K, filed with the SEC on May 18, 2006, File No. 001-15749).
10.92	Credit Agreement, dated as of September 29, 2006, by and among Alliance Data Systems Corporation and certain subsidiaries parties thereto, as Guarantors, Bank of Montreal, as Administrative Agent, Co-Lead Arranger and Sole Book Runner, and various other agents and banks (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on October 2, 2006, File No. 001-15749).
10.93	Joinder to Subsidiary Guaranty, dated as of September 29, 2006, by each of Epsilon Marketing Services, LLC, Epsilon Data Marketing, LLC and Alliance Data Foreign Holdings, Inc. in favor of the holders from time to time of the Senior Notes issued under the Note Purchase Agreement (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K filed with the SEC on October 2, 2006, File No. 001-15749).
10.94	Credit Agreement, dated as of January 24, 2007, by and among Alliance Data Systems Corporation, certain subsidiaries parties thereto as Guarantors, the Banks from time to time parties thereto, and Bank of Montreal, as Administrative Agent (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on January 25, 2007, File No. 001-15749).
+10.95	Form of Change in Control Agreement, dated as of September 25, 2003, by and between ADS Alliance Data Systems, Inc. and each of Daniel P. Finkelman, Edward J. Heffernan, John W. Scullion, Ivan M. Szeftel, Transient C. Taylor, Dwayne H. Tucker and Alan M. Utay (incorporated by reference to Exhibit No. 10.1 to our Registration Statement on Form S-3 filed with the SEC on October 15, 2003, File No. 333-109713).
+10.96	Change in Control Agreement, dated as of September 25, 2003, by and between ADS Alliance Data Systems, Inc. and J. Michael Parks (incorporated by reference to Exhibit No. 10.2 to our Registration Statement on Form S-3 filed with the SEC on October 15, 2003, File No. 333-109713).

Exhibit No.	Description
10.97	Stockholders Agreement, dated as of June 12, 2001, among Alliance Data Systems Corporation, Limited Commerce Corp., Welsh, Carson, Anderson, and Stowe VI, L.P., Welsh, Carson, Anderson & Stowe VII, L.P., Welsh, Carson, Anderson & Stowe VIII, L.P., WCAS Information Partners, L.P., WCAS Capital Partners II, L.P., and WCAS Capital Partners III, L.P. (incorporated by reference to Exhibit No. 10.14 to our Annual Report on Form 10-K, filed with the SEC on April 1, 2002, File No. 001-15749).
10.98	First Amendment, dated as of April 9, 2003, to Stockholders Agreement, dated as of June 12, 2001, among Alliance Data Systems Corporation, Limited Commerce Corp., Welsh, Carson, Anderson, and Stowe VI, L.P., Welsh, Carson, Anderson & Stowe VII, L.P., Welsh, Carson, Anderson & Stowe VIII, L.P., WCAS Information Partners, L.P., WCAS Capital Partners II, L.P., and WCAS Capital Partners III, L.P. (incorporated by reference to Exhibit No. 10.1 to Amendment No. 1 to our Registration Statement on Form S-3 filed with the SEC on April 16, 2003, File No. 333-104314).
*+10.99	Form of Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan (2007 grant).
*+10.100	Form of Agreement for 2007 Special Award under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan.
*+10.101	Form of Canadian Nonqualified Stock Option Agreement for awards under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan.
*+10.102	Form of Canadian Restricted Stock Award Agreement for awards under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan.
*+10.103	Form of Canadian Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan (2007 grant).
*+10.104	Form of Canadian Agreement for 2007 Special Award under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan.
*21	Subsidiaries of the Registrant.
*23.1	Consent of Deloitte & Touche LLP.
*31.1	Certification of Chief Executive Officer of Alliance Data Systems Corporation pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended.
*31.2	Certification of Chief Financial Officer of Alliance Data Systems Corporation pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended.
*32.1	Certification of Chief Executive Officer of Alliance Data Systems Corporation pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code.
*32.2	Certification of Chief Financial Officer of Alliance Data Systems Corporation pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code.

* Filed herewith.

\+ Management contract, compensatory plan or arrangement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Alliance Data Systems Corporation

We have audited the accompanying consolidated balance sheets of Alliance Data Systems Corporation and subsidiaries (the "Company") as of December 31, 2005 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Alliance Data Systems Corporation and subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, as of January 1, 2006, the Company changed its method of accounting for employee stock-based compensation.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting. As described in our report dated February 26, 2007, management excluded from their assessment the internal control over financial reporting of iCom Information & Communications, Inc. ("ICOM"), DoubleClick Email Solutions and CPC Associates, Inc. ("CPC") which were acquired in February, April and October, 2006, respectively; accordingly, our audit of the Company's internal control over financial reporting did not include the internal control over financial reporting at ICOM, DoubleClick Email Solutions, or CPC.

/s/ Deloitte & Touche LLP

Dallas, Texas
February 26, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Alliance Data Systems Corporation

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Alliance Data Systems Corporation and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control Over Financial Reporting, management excluded from their assessment the internal control over financial reporting at iCom Information & Communication, Inc. ("ICOM"), DoubleClick Email Solutions and CPC Associates, Inc. ("CPC") which were acquired in February, April and October, 2006, respectively, and whose collective financial statements reflect total assets and revenues constituting seven and five percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2006. Accordingly, our audit did not include the internal control over financial reporting at ICOM, DoubleClick Email Solutions or CPC. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal*

Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2006 of the Company and our report dated February 26, 2007, expressed an unqualified opinion and includes an explanatory paragraph regarding the Company's change in its method of accounting for employee stock-based compensation; on those financial statements and financial statement schedule.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
February 26, 2007

ALLIANCE DATA SYSTEMS CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2004	2005	2006
	(In thousands, except per share amounts)		
Revenues			
Transaction	$ 592,019	$ 616,589	$ 660,305
Redemption	226,726	275,840	352,801
Securitization income and finance charges, net	355,912	405,868	579,742
Database marketing fees and direct marketing services	52,830	194,775	319,704
Other revenue	29,951	59,365	86,190
Total revenue	1,257,438	1,552,437	1,998,742
Operating expenses			
Cost of operations (exclusive of depreciation and amortization disclosed separately below)	916,201	1,124,590	1,434,620
General and administrative	77,740	91,532	91,815
Depreciation and other amortization	62,586	58,565	65,443
Amortization of purchased intangibles	28,812	41,142	59,597
Total operating expenses	1,085,339	1,315,829	1,651,475
Operating income	172,099	236,608	347,267
Fair value loss on interest rate derivative	808	—	—
Interest income	(2,554)	(4,017)	(6,595)
Interest expense	9,526	18,499	47,593
Income before income taxes	164,319	222,126	306,269
Provision for income taxes	61,948	83,381	116,664
Net income	$ 102,371	$ 138,745	$ 189,605
Net income per share:			
Basic	$ 1.27	$ 1.69	$ 2.38
Diluted	$ 1.22	$ 1.64	$ 2.32
Weighted average shares:			
Basic	80,614	82,208	79,735
Diluted	84,040	84,637	81,686

See accompanying notes to consolidated financial statements.

ALLIANCE DATA SYSTEMS CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31, 2005	December 31, 2006
	(In thousands, except per share amounts)	
ASSETS		
Cash and cash equivalents	$ 143,213	$ 180,075
Due from card associations	58,416	108,671
Trade receivables, less allowance for doubtful accounts ($2,079 and $5,325 at December 31, 2005 and 2006, respectively)	203,883	271,563
Seller's interest and credit card receivables, less allowance for doubtful accounts ($38,415 and $45,919 at December 31, 2005 and 2006, respectively)	479,108	569,389
Deferred tax asset, net	70,221	88,722
Other current assets	87,612	91,555
Total current assets	1,042,453	1,309,975
Redemption settlement assets, restricted	260,963	260,957
Property and equipment, net	162,972	208,327
Due from securitizations	271,256	325,457
Intangible assets, net	265,000	263,934
Goodwill	858,470	969,971
Other non-current assets	64,968	65,394
Total assets	$2,926,082	$3,404,015
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 67,384	$ 112,582
Accrued expenses	198,707	201,904
Merchant settlement obligations	127,038	188,336
Certificates of deposit	342,600	294,800
Credit facilities and other debt, current	235,843	7,902
Other current liabilities	76,999	72,196
Total current liabilities	1,048,571	877,720
Deferred tax liability, net	62,847	44,234
Deferred revenue (Note 9)	610,533	651,506
Certificates of deposit	36,500	4,200
Long-term and other debt	222,001	737,475
Other liabilities	24,523	17,347
Total liabilities	2,004,975	2,332,482
Commitments and contingencies (Note 16)		
Stockholders' equity:		
Common stock, $0.01 par value; authorized, 200,000 shares; issued, 84,765 shares and 86,872 shares at December 31, 2005 and 2006, respectively	848	869
Unearned compensation	(14,504)	—
Additional paid-in capital	743,545	834,680
Treasury stock, at cost, 4,360 shares and 7,218 shares at December 31, 2005 and 2006, respectively)	(154,952)	(300,950)
Retained earnings	338,081	527,686
Accumulated other comprehensive income	8,089	9,248
Total stockholders' equity	921,107	1,071,533
Total liabilities and stockholders' equity	$2,926,082	$3,404,015

See accompanying notes to consolidated financial statements.

ALLIANCE DATA SYSTEMS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock							
	Shares	Amount	Unearned Compensation	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
January 1, 2004	80,043	800	—	611,550	(6,151)	96,965	(833)	702,331
Net income						102,371		102,371
Other comprehensive income, net of tax:								
Reclassifications into earnings							482	482
Net unrealized loss on securities available-for-sale							(144)	(144)
Foreign currency translation adjustments							4,965	4,965
Other comprehensive income							5,303	
Total comprehensive income								
Issuance of restricted stock	491	5	(7,739)	22,461				14,727
Other common stock issued, including income tax benefits	2,231	23		45,765				45,788
December 31, 2004	82,765	828	(7,739)	679,776	(6,151)	199,336	4,470	870,520
Net income						138,745		138,745
Other comprehensive income, net of tax:								
Net unrealized gain on securities available-for-sale							414	414
Foreign currency translation adjustments							3,205	3,205
Other comprehensive income							3,619	
Total comprehensive income								
Amortization of unearned compensation			6,546					6,546
Purchase of treasury shares					(148,801)			(148,801)
Issuance of restricted stock	471	5	(13,311)	20,903				7,597
Other common stock issued, including income tax benefits	1,529	15		42,866				42,881
December 31, 2005	84,765	848	(14,504)	743,545	(154,952)	338,081	8,089	921,107
Net income						189,605		189,605
Other comprehensive income, net of tax:								
Net unrealized gain on securities available-for-sale							1,880	1,880
Foreign currency translation adjustments							(721)	(721)
Other comprehensive income							1,159	
Reversal of unearned compensation upon adoption of SFAS No. 123(R)			14,504	(14,504)				—
Stock compensation expense				43,053				43,053
Purchase of treasury shares					(145,998)			(145,998)
Other common stock issued, including income tax benefits	2,107	21		62,586				62,607
December 31, 2006	86,872	$869	$ —	$834,680	$(300,950)	$527,686	$9,248	$1,071,533

See accompanying notes to consolidated financial statements.

ALLIANCE DATA SYSTEMS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2004	2005	2006
		(In thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 102,371	$ 138,745	$ 189,605
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	91,398	99,707	125,040
Deferred income taxes	31,154	(13,475)	(27,772)
Provision for doubtful accounts	2,487	22,055	38,141
Non-cash stock compensation	15,767	14,143	43,053
Fair value gain on interest-only strip	(6,553)	(23,300)	(19,470)
Change in operating assets and liabilities, net of acquisitions:			
Change in trade accounts receivable	(602)	(37,592)	(50,947)
Change in merchant settlement activity	17,936	1,637	11,043
Change in other assets	(3,240)	(8,619)	(3,282)
Change in accounts payable and accrued expenses	(7,394)	42,757	57,084
Change in deferred revenue	30,827	43,288	43,353
Change in other liabilities	(17,831)	743	(8,728)
Purchase of credit card receivables	(34,417)	(186,419)	(73,555)
Proceeds from sale of credit card receivable portfolios	105,538	—	154,445
Tax benefit of stock option exercises	11,209	13,648	—
Excess tax benefits from stock-based compensation	—	—	(17,521)
Other	9,979	1,763	8,291
Net cash provided by operating activities	348,629	109,081	468,780
CASH FLOWS FROM INVESTING ACTIVITIES:			
Change in redemption settlement assets	(10,464)	(10,983)	(396)
Payments for acquired businesses, net of cash acquired	(329,493)	(140,901)	(205,567)
Net increase in seller's interest and credit card receivables	(48,441)	(106,785)	(203,764)
Change in due from securitizations	40,181	(1,005)	(32,698)
Capital expenditures	(48,329)	(65,900)	(100,352)
Other	(3,313)	(5,377)	(195)
Net cash used in investing activities	(399,859)	(330,951)	(542,972)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Borrowings under debt agreements	770,388	1,272,260	3,629,869
Repayment of borrowings	(627,037)	(1,155,735)	(3,345,869)
Certificates of deposit issuances	90,600	379,100	336,300
Repayments of certificates of deposit	(196,300)	(94,700)	(416,400)
Payment of capital lease obligations	(5,810)	(6,409)	(7,935)
Excess tax benefits from stock-based compensation	—	—	17,521
Proceeds from issuance of common stock	34,528	29,106	48,831
Purchase of treasury shares	—	(145,043)	(145,998)
Other	—	—	(4,049)
Net cash provided by financing activities	66,369	278,579	112,270
Effect of exchange rate changes on cash and cash equivalents	1,525	2,095	(1,216)
Change in cash and cash equivalents	16,664	58,804	36,862
Cash and cash equivalents at beginning of year	67,745	84,409	143,213
Cash and cash equivalents at end of year	$ 84,409	$ 143,213	$ 180,075
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid	$ 9,274	$ 16,423	$ 40,628
Income taxes paid, net of refunds	$ 21,094	$ 58,237	$ 141,935

See accompanying notes to consolidated financial statements.

ALLIANCE DATA SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Description of the Business — Alliance Data Systems Corporation ("ADSC" or, including its wholly owned subsidiaries, the "Company") is a leading provider of loyalty and marketing solutions derived from transaction rich data. The Company partners with its clients to develop unique insight into consumer behavior. The Company uses that insight to create and manage customized solutions that the Company believes enhances consumer experiences and enable its clients to build stronger, mutually-beneficial relationships with their customers. The Company focuses on facilitating and managing interactions between its clients and their customers through multiple distribution channels including in-store, catalog and on-line. Through the Credit Services and Marketing Services segments, the Company assists its clients in identifying and acquiring new customers and helps to increase the loyalty and profitability of its clients' existing customers.

The Company operates in three reportable segments: Marketing Services, Credit Services and Transaction Services. Marketing Services provides loyalty programs, such as the AIR MILES® Reward Program, and integrated direct marketing solutions that combine database marketing technology and analytics with a broad range of direct marketing services, that includes email marketing campaigns. Credit Services provides private label credit card receivables financing. Credit Services generally securitizes the credit card receivables that it underwrites from its private label credit card programs. Transaction Services encompasses card processing, billing and payment processing and customer care for specialty and petroleum retailers (processing services), customer information system hosting, customer care and billing and payment processing for regulated and de-regulated utilities (utility services) and other processing-oriented businesses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation — The accompanying consolidated financial statements include the accounts of ADSC and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated.

Cash and Cash Equivalents — The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Due from Card Associations and Merchant Settlement Obligations — Due from card associations and merchant settlement obligations result from the Company's merchant services and associated settlement activities. Due from card associations is generated from credit card transactions, such as MasterCard, Visa, American Express, and Discover Card at merchant locations. The Company records corresponding settlement obligations for amounts payable to merchants. These accounts are settled with the respective card association or merchant on different days.

Seller's Interest and Credit Card Receivables — Credit card receivables are generally securitized immediately or shortly after origination. As part of its securitization agreements, the Company is required to retain an interest in the credit card receivables, which is referred to as seller's interest. Seller's interest is carried at fair value and credit card receivables are carried at lower of cost or market less an allowance for doubtful accounts. In its capacity as a servicer of the credit card receivables, the Company receives a servicing fee from the World Financial Network Credit Card Master Trust, World Financial Network Credit Card Master Note Trust and World Financial Network Credit Card Master Trust III ("WFN Trusts"). The Company believes that serving fees received represent adequate compensation based on the amount currently demanded by the market place. Additionally, these fees are the same as would fairly compensate a substitute servicer should one be required and, thus, the Company records neither a servicing asset nor servicing liability.

Allowance for Doubtful Accounts — The Company specifically analyzes accounts receivable and historical bad debts, customer credit-worthiness, current economic trends, and changes in its customer payment terms and collection trends when evaluating the adequacy of its allowance for doubtful accounts. Any change in the assumptions used in analyzing a specific account receivable may result in an additional allowance for doubtful accounts being recognized in the period in which the change occurs.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Redemption Settlement Assets, Restricted — These securities relate to the redemption fund for the AIR MILES Reward Program and are held in trust for the benefit of funding redemptions by collectors. These assets are restricted to funding rewards for the collectors by certain of our sponsor contracts. These securities are stated at fair value, with the unrealized gains and losses, net of tax, reported as a component of accumulated other comprehensive income. Debt securities that the Company does not have the positive intent and ability to hold to maturity are classified as securities available-for-sale.

Property and Equipment — Furniture, fixtures, computer equipment and software, and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Depreciation and amortization, including capital leases are computed on a straight-line basis, using estimated lives ranging from three to 15 years. Leasehold improvements are amortized over the remaining lives of the respective leases or the remaining useful lives of the improvements, whichever is shorter. Software development (costs to create new platforms for certain of the Company's information systems) and conversion costs (systems, programming and other related costs to allow conversion of new client accounts to the Company's processing systems) are capitalized in accordance with Statement of Position ("SOP") 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" and are amortized on a straight-line basis over the length of the associated contract or benefit period, which generally ranges from three to five years.

Revenue Recognition

The Company's policy follows the guidance from SEC Staff Accounting Bulletin ("SAB") No. 104 "Revenue Recognition". SAB No. 104 provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. The Company recognizes revenues when persuasive evidence of an arrangement exists, the services have been provided to the client, the sales price is fixed or determinable, and collectibility is reasonably assured.

Transaction — The Company earns transaction fees, which are principally based on the number of transactions processed or statements generated and are recognized as such services are performed. Included are reimbursements received for "out-of-pocket" expenses.

Database marketing fees and direct marketing services — For maintenance and service programs, revenue is recognized as services are provided. Revenue associated with a new database build is deferred until client acceptance. Upon acceptance, it is then recognized over the term of the related agreement as the services are provided.

AIR MILES Reward Program — The Company allocates the proceeds received from sponsors for the issuance of AIR MILES reward miles based on relative fair values between the redemption element of the award ultimately provided to the collector (the "Redemption element") and the service element (the "Service element"). The Service element consists of direct marketing and support services provided to sponsors.

The fair value of the Service element is based on the estimated fair value of providing the services on a third-party basis. The revenue related to the Service element of the AIR MILES reward miles is initially deferred and amortized over the period of time beginning with the issuance of the AIR MILES reward miles and ending upon their expected redemption (the estimated life of an AIR MILES reward mile, or 42 months). Revenue associated with the Service element is recorded as part of transaction revenue.

The fair value of the Redemption element of the AIR MILES reward miles issued is determined based on separate pricing offered by the Company as well as other objective evidence. The revenue related to the Redemption element is deferred until the collector redeems the AIR MILES reward miles or over the estimated life of an AIR MILES reward mile in the case of AIR MILES reward miles that the Company estimates will go unused by the collector base ("breakage"). The Company currently estimates breakage to be

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

one-third of AIR MILES reward miles issued. There have been no changes to management's estimate of the life of a mile or breakage in the periods presented.

Securitization income — Securitization income represents gains and losses on securitization of credit card receivables and interest income on seller's interest and credit card receivables held on the balance sheet less a provision for doubtful accounts of $1.8 million, $20.9 million and $33.8 million for the years ended December 31, 2004, 2005, and 2006, respectively. For the years ended December 31, 2004, 2005 and 2006, the Company recognized $2.0 million, zero and $2.7 million, respectively, in gains, related to the securitization of new credit card receivables accounted for as sales. The Company records gains or losses on the securitization of credit card receivables on the date of sale based on cash received, the estimated fair value of assets sold and retained, and liabilities incurred in the sale. The anticipated excess cash flow essentially represents an interest-only ("I/O") strip, consisting of the excess of finance charges and certain other fees over the sum of the return paid to certificate holders and credit losses over the estimated outstanding period of the receivables. The amount initially allocated to the I/O strip at the date of a securitization reflects the allocated original basis of the relative fair values of those interests. The amount recorded for the I/O strip is reduced for distributions on the I/O strip, which the Company receives from the related trust, and is adjusted for changes in the fair value of the I/O strip, which are reflected in other comprehensive income. Because there is not a highly liquid market for these assets, management estimates the fair value of the I/O strip primarily based upon discount, payment and default rates, which is the method we assume that another market participant would use to purchase the I/O strip.

In recording and accounting for the I/O strip, management makes assumptions about rates of payments and defaults, which reflect economic and other relevant conditions that affect fair value. Due to subsequent changes in economic and other relevant conditions, the actual rates of payments and defaults would generally differ from our initial estimates, and these differences could sometimes be material. If actual payment and default rates are higher than previously assumed, the value of the I/O strip could be permanently impaired and the decline in the fair value would be recorded in earnings.

The Company recognizes the implicit forward contract to sell new receivables during a revolving period at its fair value at the time of sale. The implicit forward contract is entered into at the market rate and thus, its initial measure is zero at inception. In addition, the Company does not mark the forward contract to fair value in accounting periods following the securitization as management has concluded that the fair value of the implicit forward contract in subsequent periods is not material.

Finance charges, net — Finance charges, net of credit losses, represents revenue earned on customer accounts serviced by the Company, and is recognized in the period in which it is earned.

Securitization Sales — The Company's securitization of its credit card receivables involves the sale to a trust and is accomplished primarily through the public and private issuance of asset-backed securities by the special purpose entities. The Company removes credit card receivables from its Consolidated Balance Sheets for those asset securitizations that qualify as sales in accordance with Statement of Financial Accounting Standard ("SFAS") No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities-a replacement of FASB Statement No. 125". The Company has determined that the WFN Trusts are qualifying special purpose entities as defined by SFAS No. 140, and that all current securitizations qualify as sales.

Goodwill and Other Intangible Assets — Goodwill and indefinite lived intangible assets are not amortized, but are reviewed at least annually for impairment or more frequently if circumstances indicate that an impairment may have occurred, using the market comparable and discounted cash flow methods. Separable intangible assets that have finite useful lives are amortized over those useful lives.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Earnings Per Share — Basic earnings per share is based only on the weighted average number of common shares outstanding, excluding any dilutive effects of options or other dilutive securities. Diluted earnings per share is based on the weighted average number of common and potentially dilutive common shares (dilutive stock options, unvested restricted stock and other dilutive securities outstanding during the year).

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	Year Ended December 31,		
	2004	2005	2006
	(In thousands, except per share amounts)		
Numerator			
Net income available to common stockholders	$102,371	$138,745	$189,605
Denominator			
Weighted average shares, basic	80,614	82,208	79,735
Weighted average effect of dilutive securities:			
Net effect of dilutive stock options and unvested restricted stock	3,426	2,429	1,951
Denominator for diluted calculation	84,040	84,637	81,686
Basic			
Net income per share	$ 1.27	$ 1.69	$ 2.38
Diluted			
Net income per share	$ 1.22	$ 1.64	$ 2.32

Management Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Currency Translation — The assets and liabilities of the Company's subsidiaries outside the U.S., primarily Canada, are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Income and expense items are translated at the average exchange rates prevailing during the period. Gains and losses resulting from currency transactions are recognized currently in income, and those resulting from translation of financial statements are included in accumulated other comprehensive income.

Advertising Costs — The Company participates in various advertising and marketing programs. The cost of advertising and marketing programs are expensed in the period incurred. The Company has recognized advertising expenses of $30.2 million, $39.7 million and $76.7 million for the years ended 2004, 2005 and 2006.

Stock Compensation Expense — Effective January 1, 2006, the Company adopted the provisions of, and accounted for stock-based compensation in accordance with, Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)") which supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). Under the fair value recognition provisions, stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized ratably over the requisite service period. The Company elected the modified prospective method, under which prior periods are

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

not revised for comparative purposes. The valuation provisions of SFAS No. 123(R) apply to new grants and to grants that were outstanding as of the effective date and are subsequently modified. Estimated compensation for grants that were outstanding as of the effective date will be recognized over the remaining service period using the compensation expense estimated for the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") pro forma disclosures, adjusted for forfeitures.

The following table sets forth the pro forma amounts of net income and net income per share, for years ended December 31, 2004 and 2005 that would have resulted if the Company had accounted for the stock-based awards under the fair value recognition provisions of SFAS No. 123:

	Year Ended December 31,	
	2004	2005
	(In thousands, except per share amounts)	
Net income, as reported	$102,371	$138,745
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	10,249	8,839
Deduct: Total stock-based employee compensation expense determined under fair value based method for all stock option awards, net of related tax effects	(19,756)	(22,849)
	$ 92,864	$124,735
Net income per share:		
Basic-as reported	$ 1.27	$ 1.69
Basic-pro forma	$ 1.15	$ 1.52
Diluted-as reported	$ 1.22	$ 1.64
Diluted-pro forma	$ 1.11	$ 1.47

Income Taxes — Deferred income taxes are provided for differences arising in the timing of income and expenses for financial reporting and for income tax purposes using the asset/liability method of accounting. Under this method, deferred income taxes are recognized for the future tax consequences attributable to the differences between the financial statements' carrying amounts of existing assets and liabilities and their respective tax bases, using enacted tax rates.

Long-Lived Assets — Long-lived assets and other intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets or intangibles may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Recently Issued Accounting Standards — In February 2006, FASB issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments" ("SFAS No. 155"), which amends SFAS No. 133 and SFAS No. 140. SFAS No. 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006. Earlier adoption is permitted, provided we have not yet issued financial statements, including for interim periods, for that fiscal year. The Company does not expect the adoption of SFAS No. 155 to have a material impact on our consolidated financial position, results of operations or cash flows.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, "Accounting for Servicing of Financial Assets" ("SFAS No. 156"). SFAS No. 156 amends SFAS No. 140 with respect to the accounting for separately-recognized servicing assets and liabilities. SFAS No. 156 addresses the recognition and measurement of separately-recognized servicing assets and liabilities and provides an approach to simplify efforts to obtain hedge-like (offset) accounting. The standard is effective for fiscal years beginning after September 15, 2006. Earlier adoption is permitted, provided we have not yet issued financial statements, including for interim periods, for that fiscal year. The Company does not expect the adoption of SFAS No. 156 to have a material impact on our consolidated financial position, results of operations or cash flows.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". FIN No. 48 prescribes a financial statement recognition threshold and measurement attribute of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN No. 48 are effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 on January 1, 2007, as required. The cumulative effect of adopting FIN 48 primarily will be a reduction to retained earnings of approximately $6.0 million to $10.0 million.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 establishes a new definition of fair value as well as a fair value hierarchy that prioritizes the information used to develop the assumptions, and requires new disclosures of assets and liabilities measured at fair value based on their level in the hierarchy. The standard is effective for fiscal years beginning after November 15, 2007. The Company is currently in process of evaluating the effect of the adoption of SFAS No. 157 on our consolidated financial position, results of operations and cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post-retirement plans" ("SFAS No. 158"). Among other items, SFAS No. 158 requires recognition of the overfunded or underfunded status of an entity's defined benefit postretirement plan as an asset or liability in the financial statements, requires the measurement of defined benefit postretirement plan assets and obligations as of the end of the employer's fiscal year, and requires recognition of the funded status of defined benefit postretirement plans in other comprehensive income. The standard is effective for the Company as of December 31, 2006. The adoption of SFAS No. 158 did not have a material impact on our consolidated financial position, results of operations and cash flows.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB No. 108"). SAB No. 108 addresses quantifying the financial statement effects of misstatements, specifically, how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. SAB No. 108 does not amend or change the SEC Staff's previous positions in Staff Accounting Bulletin No. 99, "Materiality," regarding qualitative considerations in assessing the materiality of misstatements. SAB No. 108 is effective for fiscal years beginning after November 15, 2006. The Company does expect the adoption of SAB No. 108 to have a material impact on our consolidated financial position, results of operations or cash flows.

Reclassifications — For purposes of comparability, certain prior period amounts have been reclassified to conform with the current year presentation.

3. BUSINESS ACQUISITIONS

During the past three years the Company completed the following acquisitions:

Business	Month Acquired	Consideration	Segment
2006:			
iCom Information & Communications, Inc.	February 2006	Cash for Assets and Common Stock	Marketing Services
DoubleClick Email Solutions	April 2006	Cash for Assets and Common Stock	Marketing Services
Big Designs, Inc.	August 2006	Cash for Assets	Marketing Services
CPC Associates, Inc.	October 2006	Cash for Common Stock	Marketing Services
2005:			
Atrana Solutions, Inc.	May 2005	Cash for Common Stock	Transaction Services
Bigfoot Interactive, Inc.	September 2005	Cash for Equity	Marketing Services
2004:			
Epsilon Data Management, Inc.	October 2004	Cash for Common Stock	Marketing Services
Capstone Consulting Partners, Inc.	November 2004	Cash for Common Stock	Transaction Services

2006 Acquisitions:

In February 2006, the Company acquired Toronto-based iCom Information & Communications, Inc. ("ICOM"), a leading provider of targeted list, marketing data and communications solutions for the pharmaceutical, tobacco and fast moving consumer goods industries in North America. Total consideration paid was approximately $36.1 million as of the closing date, including acquisition costs. As a result of this acquisition, the Company acquired $10.8 million of customer contracts, $2.3 million of capitalized software, $13.2 of net assets and $9.8 million of goodwill. The results of operations for ICOM have been included since the date of acquisition and are reflected in our Marketing Services segment.

In April 2006, the Company acquired DoubleClick Email Solutions, a permission-based email marketing service provider, with operations across North America, Europe and Asia/Pacific. Total consideration paid was approximately $91.1 million, including acquisition costs. As a result of this acquisition, the Company acquired approximately $26.8 million of customer contracts, $2.3 million of capitalized software, $0.4 million associated with a non-compete agreement, $6.0 million in net assets and $55.6 million of goodwill. An independent valuation was conducted to assign a fair market value to the intangible assets identified as part of the acquisition. The results of operations for DoubleClick Email Solutions have been included since the date of acquisition and are reflected in our Marketing Services segment.

In August 2006, the Company acquired Big Designs, a design agency that specializes in creative development for both print and on-line media. Total consideration paid was approximately $5.0 million. As a result of this acquisition, the Company acquired approximately $0.7 million of customer contracts, $0.5 million associated with a non-compete agreement, $0.1 of net assets and $3.7 million of goodwill. The results of operations for Big Designs have been included since the date of acquisition and are reflected in our Marketing Services segment.

In October 2006, the Company acquired CPC Associates, Inc. ("CPC"), a provider of data products and services used to increase effectiveness of direct-response marketing programs for a variety of business sectors. Total consideration paid was approximately $72.5 million, including acquisition costs. As a result of this acquisition, the Company acquired approximately $16.8 million of customer contracts, $0.7 million in purchased software, $0.6 million in tradenames, $1.6 million in net assets and $52.9 million in goodwill. An independent valuation was conducted to assign a fair market value to the intangible assets identified as part of

3. BUSINESS ACQUISITIONS — (Continued)

the acquisition. The results of operations for CPC have been included since the date of acquisition and are reflected in our Marketing Services segment.

Pro forma information has not been included for these acquisitions, as the impact is not material.

2005 Acquisitions:

In May 2005, the Company acquired the stock of Atrana Solutions Inc., a provider of point-of-sale technology services. Total consideration paid was approximately $13.1 million. The results of operations for Atrana have been included since the date of acquisition and are reflected in our Transaction Services segment.

On September 30, 2005, the Company acquired Bigfoot Interactive Inc., ("Epsilon Interactive"), a leading full-service provider of strategic ROI-focused email communications and marketing automation solutions. Total consideration paid was approximately $133.5 million. The results of operations for Epsilon Interactive have been included since the date of acquisition and are reflected in our Marketing Services segment. Pro forma information has not been included as the impact is not material.

2004 Acquisitions:

In October 2004, the Company completed the acquisition of Epsilon Data Management, Inc. ("Epsilon"). The results of operations have been included since of the date of acquisition. Epsilon has provided customer management and loyalty solutions for over 35 years. Epsilon utilizes database technologies and analytics to evaluate value, growth and loyalty of its clients' customers and assists clients in acquiring new customer relationships. The merger consideration consisted of approximately $310.0 million in cash. The base purchase price of $310.0 million was adjusted to $314.5 million as a result of customary post-closing purchase price adjustments and closing costs. Additional closing costs were also paid in 2004.

In November 2004, the Company acquired Capstone Consulting Partners, Inc. ("Capstone"), a provider of management consulting and technical services to the energy industry. Total consideration paid in connection with the acquisition was approximately $11.4 million. In connection with the acquisition, the Company is required to pay the seller additional consideration for exceeding certain revenue targets, as defined in the acquisition agreement. The contingent payment is limited to $15.0 million. As of December 31, 2005, the Company had met the initial threshold and recorded a purchase price adjustment of $15.0 million of which $5.0 million was paid in 2006 and the remaining $10.0 million was paid in January of 2007.

Purchase Price Allocation:

The following table summarizes the purchase price for the acquisitions, and the allocation thereof:

	2004	2005	2006
		(In thousands)	
Identifiable intangible assets	$113,980	$ 31,284	$ 56,610
Capitalized software	12,400	4,942	5,275
Goodwill	218,622	110,589	122,003
Other net (liabilities) assets	(17,786)	(251)	20,880
Purchase price	$327,216	$146,564	$204,768

4. REDEMPTION SETTLEMENT ASSETS

Redemption settlement assets consist of cash and cash equivalents and securities available-for-sale and are designated for settling redemptions by collectors of the AIR MILES Reward Program in Canada under

4. REDEMPTION SETTLEMENT ASSETS — (Continued)

certain contractual relationships with sponsors of the AIR MILES Reward Program. These assets are primarily denominated in Canadian dollars. Realized gains and losses from the sale of investment securities were not material. The principal components of redemption settlement assets, which are carried at fair value, are as follows:

	December 31, 2005				December 31, 2006			
		Unrealized				Unrealized		
	Cost	Gains	Losses	Fair value	Cost	Gains	Losses	Fair Value
	(In thousands)							
Cash and cash equivalents	$ 56,651	$ —	$ —	$ 56,651	$ 21,583	$ —	$ —	$ 21,583
Government bonds	47,746	162	(194)	47,714	53,017	109	(159)	52,967
Corporate bonds	157,336	107	(845)	156,598	186,262	767	(622)	186,407
Total	$261,733	$269	$(1,039)	$260,963	$260,862	$876	$(781)	$260,957

In accordance with FASB Staff Position FAS 115-1 and FAS 124-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,* the following table shows the gross unrealized losses and fair value for those investments that were in an unrealized loss position as of December 31, 2005 and 2006, aggregated by investment category and the length of time that individual securities have been in a continuous loss position:

	December 31, 2005					
	Less than 12 months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)					
Government bonds	$ 23,658	$(194)	$ —	$ —	$ 23,658	$ (194)
Corporate bonds	80,568	(437)	34,722	(408)	115,290	(845)
Total	$104,226	$(631)	$34,722	$(408)	$138,948	$(1,039)

	December 31, 2006					
	Less than 12 months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)					
Government bonds	$ 3,465	$ (13)	$ 23,582	$(146)	$ 27,047	$(159)
Corporate bonds	39,942	(151)	78,298	(471)	118,240	(622)
Total	$43,407	$(164)	$101,880	$(617)	$145,287	$(781)

Market values were determined for each individual security in the investment portfolio. When evaluating the investments for other-than-temporary impairment, the Company reviews factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer, and the Company's ability and intent to hold the investment for a period of time, which may be sufficient for anticipated recovery in market value. The unrealized losses on the Company's investments during 2006 in government and corporate bond securities were caused primarily by changes in interest rates. The Company typically invests in highly-rated securities with low probabilities of default. The Company also has the ability to hold the investments until maturity. As of December 31, 2006, the Company does not consider the investments to be other-than-temporarily impaired.

4. REDEMPTION SETTLEMENT ASSETS — (Continued)

The net carrying value and estimated fair value of the securities at December 31, 2006 by contractual maturity are as follows:

	Amortized Cost	Estimated Fair Value
	(In thousands)	
Due in one year or less	$ 97,353	$ 97,780
Due after one year through five years	163,509	163,177
Due after five years through ten years	—	—
Due after ten years	—	—
Total	$260,862	$260,957

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31,	
	2005	2006
	(In thousands)	
Software development and conversion costs	$ 145,022	$ 154,333
Computer equipment and purchased software	115,248	135,005
Furniture and fixtures	65,850	78,863
Leasehold improvements	58,222	63,528
Capital leases	21,874	33,142
Construction in progress	7,686	10,783
Total	413,902	475,654
Accumulated depreciation	(250,930)	(267,327)
Property and equipment, net	$ 162,972	$ 208,327

Depreciation expense totaled $36.3 million, $41.2 million and $50.2 million for the years ended December 31, 2004, 2005, and 2006, respectively, and includes amortization of capital leases. Amortization associated with capitalized software development and conversion costs totaled $27.5 million, $20.3 million and $19.9 million for the years ended December 31, 2004, 2005, and 2006, respectively.

6. SECURITIZATION OF CREDIT CARD RECEIVABLES

The Company regularly securitizes its credit card receivables to the WFN Trusts. During the initial phase of a securitization reinvestment period, the Company generally retains principal collections in exchange for the transfer of additional credit card receivables into the securitized pool of assets. During the amortization or accumulation period of a securitization, the investors' share of principal collections (in certain cases, up to a maximum specified amount each month) is either distributed to the investors or held in an account until it accumulates to the total amount due, at which time it is paid to the investors in a lump sum. The Company's outstanding securitizations are scheduled to begin their amortization or accumulation periods at various times between 2007 and 2011 and thereafter.

6. SECURITIZATION OF CREDIT CARD RECEIVABLES — (Continued)

The following table shows the maturities of borrowing commitments as of December 31, 2006 for the WFN Trusts by year:

	2007	2008	2009	2010	2011 & Thereafter	Total
			(In thousands)			
Public notes	$ 600,000	$600,000	$500,000	$—	$950,000	$2,650,000
Private conduits[1]	1,085,714	—	—	—	—	1,085,714
Total	$1,685,714	$600,000	$500,000	$—	$950,000	$3,735,714

(1) Represents borrowing capacity, not outstanding borrowings.

Seller's interest and credit card receivables, less allowance for doubtful accounts consists of:

	December 31, 2005	December 31, 2006
	(In thousands)	
Seller's interest	$203,614	$253,170
Credit card receivables	310,698	338,864
Other receivables	3,211	23,274
Allowance	(38,415)	(45,919)
	$479,108	$569,389

Due from securitizations consists of:

	December 31, 2005	December 31, 2006
	(In thousands)	
Spread deposits	$117,844	$128,787
I/O strips	88,763	110,060
Residual interest in securitization trust	53,514	82,110
Excess funding deposits	11,135	4,500
	$271,256	$325,457

The Company is required to maintain minimum interests ranging from 4% to 10% of the securitized credit card receivables. This requirement is met through seller's interest and is supplemented through the excess funding deposits. Excess funding deposits represent cash amounts deposited with the trustee of the securitizations. Residual interest in securitization represents a subordinated interest in the cash flows of the WFN Trusts.

The spread deposits and I/O strips are initially recorded at their allocated carrying amount based on relative fair value. Fair value is determined by computing the present value of the estimated cash flows, using the dates that such cash flows are expected to be released to the Company, at a discount rate considered to be commensurate with the risks associated with the cash flows. The amounts and timing of the cash flows are estimated after considering various economic factors including payment rates, delinquency, default and loss assumptions. I/O strips, seller's interest and other interests retained are periodically evaluated for impairment based on the fair value of those assets.

Fair values of I/O strips and other interests retained are based on a review of actual cash flows and on the factors that affect the amounts and timing of the cash flows from each of the underlying credit card

6. SECURITIZATION OF CREDIT CARD RECEIVABLES — (Continued)

receivable pools. Based on this analysis, assumptions are validated or revised as deemed necessary, the amounts and the timing of anticipated cash flows are estimated and fair value is determined. The Company has one collateral type, private label credit card receivables.

At December 31, 2006, key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10% and 20% adverse changes in the assumptions are as follows:

	Assumptions	Impact on Fair Value of 10% Change	Impact on Fair Value of 20% Change
		(In thousands)	
Fair value of I/O strip	$ 110,060		
Weighted average life	7.25 months		
Discount rate	11.0%	$ (333)	$ (664)
Expected yield, net of dilution	17.1%	(26,359)	(52,502)
Interest expense	5.9%	(989)	(1,971)
Net charge-offs rate	7.2%	(7,962)	(15,816)

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in an assumption to the change in fair value may not be linear. Also, in this table the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in practice, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

Spread deposits, carried at estimated fair value, represent deposits that are held by a trustee or agent and are used to absorb shortfalls in the available net cash flows related to securitized credit card receivables if those available net cash flows are insufficient to satisfy certain obligations of the WFN Trusts. The fair value of spread deposits is based on the weighted average life of the underlying securities and the discount rate. The discount rate is based on a risk adjusted rate paid on the series. The amount required to be deposited is approximately 3.8% of the investor's interest in the WFN Trusts. Spread deposits are generally released proportionately as investors are repaid, although some spread deposits are released only when investors have been paid in full. None of these spread deposits were required to be used to cover losses on securitized credit card receivables in the three-year period ended December 31, 2006.

The table below summarizes certain cash flows received from and paid to securitization trusts:

	Year Ended December 31,		
	2004	2005	2006
		(In millions)	
Proceeds from collections reinvested in previous credit card securitizations	$7,060.4	$7,192.8	$7,341.4
Proceeds from new securitizations	1,400.0	—	500.0
Servicing fees received	59.3	59.4	64.1
Other cash flows received on retained interests	317.9	349.5	505.8

6. SECURITIZATION OF CREDIT CARD RECEIVABLES — (Continued)

The tables below present quantitative information about the components of total credit card receivables managed, delinquencies and net charge-offs:

	December 31,	
	2005	2006
	(In millions)	
Total credit card receivables managed	$3,714.5	$4,171.3
Less credit card receivables securitized	3,486.6	3,832.4
Add credit card receivables securitized for which we do not bear the risk of loss	82.8	—
Credit card receivables	$ 310.7	$ 338.9
Principal amount of managed credit card receivables 90 days or more past due	$ 69.3	$ 88.1

	Year Ended December 31,		
	2004	2005	2006
		(In thousands)	
Net managed charge-offs	$205,454	$207,397	$180,449

7. INTANGIBLE ASSETS AND GOODWILL

Intangible assets consist of the following:

	December 31, 2005			
	Gross Assets	Accumulated Amortization	Net	Amortization Life and Method
		(In thousands)		
Finite Lived Assets				
Customer contracts and lists	$243,906	$ (73,766)	$170,140	2-20 years — straight line
Premium on purchased credit card portfolios	77,529	(14,700)	62,829	5-10 years — straight line, accelerated
Collector database	60,186	(42,292)	17,894	30 years — 15% declining balance
Noncompete agreements	2,400	(1,545)	855	2-5 years — straight line
Favorable lease	1,000	(68)	932	4 years — straight line
	$385,021	$(132,371)	$252,650	
Indefinite Lived Assets				
Tradenames	12,350	—	12,350	Indefinite life
Total intangible assets	$397,371	$(132,371)	$265,000	

7. INTANGIBLE ASSETS AND GOODWILL — (Continued)

	December 31, 2006			
	Gross Assets	Accumulated Amortization	Net	Amortization Life and Method
		(In thousands)		
Finite Lived Assets				
Customer contracts and lists	$292,272	$(111,486)	$180,786	2-20 years — straight line
Premium on purchased credit card portfolios	72,108	(21,861)	50,247	5-10 years — straight line, accelerated
Collector database	60,067	(44,916)	15,151	30 years — 15% declining balance
Customer databases	2,900	(181)	2,719	4 years — straight line
Noncompete agreements	1,800	(458)	1,342	2-5 years — straight line
Favorable lease	1,000	(341)	659	4 years — straight line
Tradenames	550	(34)	516	4 years — straight line
Purchased data lists	449	(285)	164	1 year — accelerated basis
	$431,146	$(179,562)	$251,584	
Indefinite Lived Assets				
Tradenames	12,350	—	12,350	Indefinite life
Total intangible assets	$443,496	$(179,562)	$263,934	

As a result of acquisitions during 2006, the Company acquired $55.1 million of customer contracts with a weighted average life of 5 years, tradenames of $0.6 million with a weighted average life of 4 years and non-compete agreements of $0.9 million with a weighted average life of 2 years.

Amortization expense related to the intangible assets was approximately $27.6 million, $38.2 million and $54.9 million for the years ended December 31, 2004, 2005, and 2006, respectively.

The estimated amortization expense related to intangible assets for the next five years is as follows:

	For Years Ending December 31,
	(In thousands)
2007	$54,348
2008	49,535
2009	38,078
2010	35,783
2011	23,453
2012 & thereafter	50,387

7. INTANGIBLE ASSETS AND GOODWILL — (Continued)

Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2005 and 2006 respectively, are as follows:

	Marketing Services	Credit Services	Transaction Services	Total
		(In thousands)		
December 31, 2004	$405,272	$—	$303,874	$709,146
Goodwill acquired during year	101,913	—	8,676	110,589
Effects of foreign currency translation	6,504	—	340	6,844
Other, primarily final purchase price adjustments	9,362	—	22,529	31,891
December 31, 2005	$523,051	$—	$335,419	$858,470
Goodwill acquired during year	122,003	—	—	122,003
Effects of foreign currency translation	(369)	—	(21)	(390)
Other, primarily final purchase price adjustments	(9,660)	—	(452)	(10,112)
December 31, 2006	$635,025	$—	$334,946	$969,971

The Company completed annual impairment tests for goodwill on July 31, 2004, 2005, and 2006 and determined at each date that no impairment exists. No further testing of goodwill impairments will be performed until July 31, 2007, unless circumstances exist that indicate that an impairment may have occurred.

8. ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31, 2005	December 31, 2006
	(In thousands)	
Accrued payroll and benefits	$ 77,433	$ 93,781
Accrued taxes	56,488	42,384
Accrued other liabilities	64,786	65,739
Accrued liabilities	$198,707	$201,904

9. DEFERRED REVENUE

A reconciliation of deferred revenue for the AIR MILES Reward Program is as follows:

	Deferred Revenue		
	Service	Redemption	Total
		(In thousands)	
December 31, 2004	158,026	389,097	547,123
Cash proceeds	107,568	190,758	298,326
Revenue recognized	(86,829)	(168,901)	(255,730)
Effects of foreign currency translation	6,134	14,680	20,814
December 31, 2005	184,899	425,634	610,533
Cash proceeds	123,204	242,359	365,563
Revenue recognized	(103,485)	(217,354)	(320,839)
Other	—	(1,361)	(1,361)
Effects of foreign currency translation	(901)	(1,489)	(2,390)
December 31, 2006	$ 203,717	$ 447,789	$ 651,506

10. DEBT

Debt consists of the following:

	December 31,	
	2005	2006
	(In thousands)	
Certificates of deposit	$ 379,100	$ 299,000
Senior notes	—	500,000
Credit facilities	441,000	225,000
Other	16,844	20,377
	836,944	1,044,377
Less: current portion	(578,443)	(302,702)
Long-term portion	$ 258,501	$ 741,675

Certificates of Deposit

Terms of the certificates of deposit range from three months to 24 months with annual interest rates ranging from 3.9% to 5.0% at December 31, 2005 and 4.3% to 6.0% at December 31, 2006. Interest is paid monthly and at maturity.

Credit Facilities

At the beginning of fiscal year 2006, the Company maintained three credit agreements with aggregate revolving lending commitments of $515.0 million with the capability to increase such commitments up to $550.0 million as follows:

- *3-year credit agreement* — revolving lending commitments of $250.0 million and a maturity date of April 3, 2008;
- *364-day credit agreement* — revolving lending commitments of $230.0 million and a maturity date of April 6, 2006; and

10. DEBT — (Continued)

- *Canadian credit agreement* — revolving lending commitments of $35.0 million and a maturity date of April 3, 2008.

During January 2006, the Company entered into an additional credit agreement to increase its borrowing capacity by an incremental $300.0 million. This credit agreement included usual and customary negative covenants for credit agreements of this type. On January 5, 2006, the Company borrowed $300.0 million under this credit agreement, which the Company used for general corporate purposes, including other debt repayment, repurchases of its common stock in connection with its stock repurchase program, mergers and acquisitions, and capital expenditures. The Company paid in full the $300.0 million credit agreement on May 16, 2006 with a portion of the proceeds from the senior notes (described below) and permitted such $300.0 million credit agreement to terminate pursuant to its terms on its scheduled maturity date, June 30, 2006.

On April 6, 2006, the Company amended its 364-day credit agreement to extend the maturity date from April 6, 2006 to April 5, 2007.

Advances under these four credit facilities were in the form of either base rate loans or eurodollar loans. The interest rate on base rate loans fluctuated based upon the higher of (1) the interest rate announced by the administrative agent as its "prime rate" and (2) the Federal funds rate plus 0.5%, in each case with no additional margin. The interest rate on eurodollar loans fluctuated based upon the rate at which eurodollar deposits in the London interbank market are quoted plus a margin of 0.5% to 1.0% based upon the ratio of total debt under these credit facilities to consolidated Operating EBITDA, as each term is defined in the credit facilities. The credit facilities were secured by pledges of stock of certain of the Company's subsidiaries and pledges of certain intercompany promissory notes.

On September 29, 2006, the Company entered into a new consolidated credit agreement to provide for a $540.0 million revolving credit facility with a U.S. $50.0 million sublimit for Canadian dollar borrowings and a $50.0 million sublimit for swing line loans (the "2006 credit facility"). Additionally, the 2006 credit facility includes an uncommitted accordion feature of up to $210.0 million in the aggregate allowing for future incremental borrowings, subject to certain conditions. The lending commitments under the 2006 credit facility are scheduled to terminate September 29, 2011. The 2006 credit facility is unsecured. Each of ADS Alliance Data Systems, Inc., Alliance Data Foreign Holding, Inc., Epsilon Marketing Services, LLC and Epsilon Data Management, LLC are guarantors under the 2006 facility.

As of December 31, 2006, the Company has borrowed approximately $225.0 million under the 2006 credit facility for general corporate purposes and to pay off and terminate the 3-year credit agreement, the 364-day credit agreement and the Canadian credit agreement. At December 31, 2006, borrowings under the 2006 credit facility had a weighted average interest rate of 6.4%.

Advances under the 2006 credit facility are in the form of either base rate loans or eurodollar loans and may be denominated in U.S. dollars or Canadian dollars. The interest rate for base rate loans denominated in U.S. dollars fluctuates and is equal to the higher of (1) the Bank of Montreal's prime rate and (2) the Federalfunds rate plus 0.5%, in either case with no additional margin. The interest rate for base rate loans denominated in Canadian dollars fluctuates and is equal to the higher of (1) the Bank of Montreal's prime rate for Canadian dollar loans and (2) the CDOR rate plus 1%, in either case with no additional margin. The interest rate for eurodollar loans denominated in U.S. or Canadian dollars fluctuates based on the rate at which deposits of U.S. dollars or Canadian dollars, respectively, in the London interbank market are quoted plus a margin of 0.5% to 1.0% based upon the Company's Senior Leverage Ratio as defined in the 2006 credit facility.

10. DEBT — (Continued)

Among other fees, the Company pays a facility fee of 0.1% to 0.2% per annum (due quarterly) on the aggregate commitments under the 2006 credit facility, whether used or unused, based upon the Company's Senior Leverage Ratio as defined in the 2006 credit facility. The Company will also pay fees with respect to any letters of credit issued under the 2006 credit facility.

The 2006 credit facility includes usual and customary negative covenants for credit agreements of this type, including, but not limited to, restrictions on the Company's ability, and in certain instances, its subsidiaries' ability, to consolidate or merge; substantially change the nature of its business; sell, transfer or dispose of assets; create or incur indebtedness; create liens; pay dividends and repurchase stock; and make investments. The negative covenants are subject to certain exceptions, as specified in the 2006 credit facility. The 2006 credit facility also requires the Company to satisfy certain financial covenants, including maximum ratios of Total Capitalization and Senior Leverage as determined in accordance with the 2006 credit facility and a minimum ratio of Consolidated Operating EBITDA to Consolidated Interest Expense as determined in accordance with the 2006 credit facility.

The 2006 credit facility also includes customary events of default, including, among other things, payment default, covenant default, breach of representation or warranty, bankruptcy, cross-default, material ERISA events, a change of control of the Company, material money judgments and failure to maintain subsidiary guarantees.

Senior Notes

On May 16, 2006, the Company entered into a senior note purchase agreement and issued and sold $250.0 million aggregate principal amount of 6.00% Series A Notes due May 16, 2009 and $250.0 million aggregate principal amount of 6.14% Series B Notes due May 16, 2011. The proceeds were used to retire the $300.0 million credit agreement, to repay other debt and for general corporate purposes.

The Series A and Series B Notes will accrue interest on the unpaid balance thereof at the rate of 6.00% and 6.14% per annum, respectively, from May 16, 2006, payable semiannually, on May 16 and November 16 in each year, commencing with November 16, 2006, until the principal has become due and payable. The note purchase agreement includes usual and customary negative covenants and events of default for transactions of this type. The senior notes are unsecured. The payment obligations under the senior notes are guaranteed by certain of the Company's existing and future subsidiaries, originally ADS Alliance Data Systems, Inc. Due to their status as guarantors under the 2006 credit facility and pursuant to a Joinder to Subsidiary Guaranty dated as of September 29, 2006, three additional subsidiaries of the Company became guarantors of the senior notes, including Alliance Data Foreign Holdings, Inc., Epsilon Marketing Services, LLC and Epsilon Data Management, LLC.

On April 27, 2006, the Company entered into a treasury rate lock agreement with a notional amount of $250.0 million to mitigate its exposure to increases in interest rates associated with the placement of the senior notes. Effective April 28, 2006, the treasury lock was terminated and the Company realized a loss of $0.2 million.

Other — The Company has other minor borrowings, primarily capital leases, with varying interest rates.

10. DEBT — (Continued)

Maturities — Debt at December 31, 2006 matures as follows (in thousands):

2007	$ 302,702
2008	11,352
2009	252,760
2010	1,863
2011	475,700
Thereafter	—
	$1,044,377

11. INCOME TAXES

The Company files a consolidated federal income tax return.

	Year Ended December 31,		
	2004	2005	2006
		(In thousands)	
Components of income before income taxes:			
Domestic	$117,040	$157,027	$227,044
Foreign	47,279	65,099	79,225
Total	$164,319	$222,126	$306,269
Components of income tax expense are as follows:			
Current			
Federal	$ 4,348	$ 52,290	$ 92,442
State	2,114	4,793	6,362
Foreign	24,332	39,773	45,632
Total current	30,794	96,856	144,436
Deferred			
Federal	36,091	5,092	(16,780)
State	630	(3,033)	(1,870)
Foreign	(5,567)	(15,534)	(9,122)
Total deferred	31,154	(13,475)	(27,772)
Total provision for income taxes	$ 61,948	$ 83,381	$116,664

11. INCOME TAXES — (Continued)

A reconciliation of recorded federal provision for income taxes to the expected amount computed by applying the federal statutory rate of 35% for all periods to income before income taxes is as follows:

	Year Ended December 31,		
	2004	2005	2006
		(In thousands)	
Expected expense at statutory rate	$57,511	$77,744	$107,194
Increase (decrease) in income taxes resulting from:			
State income taxes, net of federal benefit	1,387	1,144	3,996
Foreign earnings at other than United States rates	531	293	398
Non-deductible expenses	1,512	1,439	4,244
Texas law change, net of federal expense	—	—	(1,076)
Canadian rate reduction	—	—	3,321
Other, net	1,007	2,761	(1,413)
Total	$61,948	$83,381	$116,664

Deferred tax assets and liabilities consist of the following:

	December 31,	
	2005	2006
	(In thousands)	
Deferred tax assets		
Deferred revenue	$105,304	$112,547
Allowance for doubtful accounts	6,665	16,105
Net operating loss carryforwards and other carryforwards	34,579	53,592
Depreciation	2,476	9,267
Stock-based compensation and other employee benefits	6,919	16,684
Accrued expenses and other	11,417	15,597
Total deferred tax assets	167,360	223,792
Valuation Allowance	(15,931)	(32,070)
Deferred tax assets, net of valuation allowance	151,429	191,722
Deferred tax liabilities		
Deferred income	$ 35,988	$ 35,948
Servicing rights	31,167	38,788
Intangible assets	76,900	72,498
Total deferred tax liabilities	144,055	147,234
Net deferred tax asset	$ 7,374	$ 44,488
Amounts recognized in the consolidated balance sheet:		
Current assets	$ 70,221	$ 88,722
Non-current liabilities	$ 62,847	$ 44,234

At December 31, 2006, the Company has, for federal income tax purposes, approximately $87.5 million of net operating loss carryovers ("NOLs") and approximately $2.0 million of tax credits ("credits"), which expire at various times through the year 2025. Pursuant to Section 382 of the Internal Revenue Code, the Company's utilization of such NOLs and approximately $2.0 million of tax credits are subject to an annual

11. INCOME TAXES — (Continued)

limitation. The Company believes it is more likely than not that a portion of the federal NOLs and credits will expire before being utilized. Therefore, in accordance with FAS No. 109, "Accounting for Income Taxes", the Company has established a valuation allowance on the portion of NOLs and credits that the Company expects to expire prior to utilization.

At December 31, 2006, the Company has state income tax NOLs of approximately $356.9 million and state credits of approximately $2.0 million available to offset future state taxable income. The state NOLs and credits will expire at various times through the year 2026. The Company believes it is more likely than not that a portion of the state NOLs and credits will expire before being utilized. Therefore, in accordance with SFAS No. 109, "Accounting for Income Taxes", the Company has established a valuation allowance on the portion of NOLs and credits that the Company expects to expire prior to utilization.

At December 31, 2006, the Company has foreign income tax NOLs of approximately $18.0 million and capital losses of approximately $6.3 million. The foreign NOLs expire at various times through the year 2016. The Company believes it is more likely than not that all foreign NOLs will expire before being utilized and capital gains will not be generated to utilize the capital losses in the foreseeable future. Therefore, in accordance with SFAS No. 109, "Accounting for Income Taxes", the Company has established a valuation allowance on the portion of NOLs that are expected to expire prior to utilization, as well as the entire capital loss.

As of December 31, 2006, the Company's valuation allowance has increased, which is primarily attributable to the anticipated expiration of acquired companies' NOLs. Almost all of these NOLs are subject to an annual limitation under Internal Revenue Code Section 382 and are expected to expire prior to utilization as a result of this limitation.

The Company has unremitted earnings of foreign subsidiaries of approximately $73.6 million. A deferred tax liability has not been established on the unremitted earnings, as it is management's intention to permanently reinvest those earnings in foreign jurisdictions. If a portion were to be remitted, management believes income tax credits would substantially offset any resulting tax liability.

Of the total tax benefits resulting from the exercise of employee stock options and other employee stock programs, the amounts recorded to stockholders' equity were approximately $11.2 million, $13.6 million and $17.5 million for the years ended 2004, 2005 and 2006, respectively.

In May 2006, Texas repealed its current income tax and replaced it with a gross margins tax that is understood to be accounted for as an income tax. The Company becomes subject to the Texas margins tax beginning January 1, 2007. As a result of the repeal of the former Texas income tax and enactment of the new margins tax, the Company recorded a net tax benefit of $1.1 million representing the new tax credits available under the enacted Texas margins tax.

The Canadian corporate income tax rates for years beginning in 2008 forward have been decreased. For 2006, the Company recorded $3.3 million of income tax expense to reduce the net deferred tax assets in Canada related to the future lower income tax rates.

As a matter of course, the Company is regularly examined by federal, state and foreign tax authorities. Although the results of these examinations are uncertain, based on currently available information, the Company believes that the ultimate outcome will not have a material adverse effect on the Company's financial statements.

12. STOCKHOLDERS' EQUITY

On June 8, 2005, the Company's Board of Directors authorized a repurchase program to acquire up to an aggregate of $80.0 million of its outstanding common stock through June 2006. On October 27, 2005, the Company's Board of Directors authorized a second stock repurchase program to acquire up to an additional $220.0 million of its outstanding common stock through October 2006.

On September 28, 2006, the Company's Board of Directors authorized a third stock repurchase program to acquire up to an additional $600.0 million of its outstanding common stock through December 2008, in addition to any amount remaining available at the expiration of the second stock repurchase program.

Under the plans, the Company has acquired 3,942,100 shares and 2,857,672 shares for approximately $148.8 million and $146.0 million for the years ended December 31, 2005 and 2006, respectively.

13. STOCK COMPENSATION PLANS

The Company has adopted equity compensation plans to advance the interests of the Company by rewarding certain employees for their contributions to the financial success of the Company and thereby motivating them to continue to make such contributions in the future.

On April 4, 2003, the Board of Directors of the Company adopted the 2003 long term incentive plan and the stockholders approved it at the Company's 2003 annual meeting of stockholders on June 10, 2003. This plan reserves 6,000,000 shares of common stock for grants of incentive stock options, nonqualified stock options, restricted stock awards and performance shares to officers, employees, non-employee directors and consultants performing services for the Company or its affiliates.

On June 7, 2005, at the annual meeting of stockholders, the stockholders approved and adopted the Company's 2005 long term incentive plan, effective July 1, 2005. This plan reserves 4,750,000 shares of common stock for grants of incentive stock options, nonqualified stock options, restricted stock awards, restricted stock units and performance shares to officers, employees, non-employee directors and consultants performing services for the Company or its affiliates. Terms of all awards are determined by the Board of Directors or the compensation committee of the Board of Directors or its designee at the time of award.

Effective January 1, 2006, the Company adopted the provisions of, and accounted for stock-based compensation in accordance with, SFAS No. 123(R)which supersedes APB No. 25. Under the fair value recognition provisions, stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized ratably over the requisite service period. The Company elected the modified prospective method, under which prior periods are not revised for comparative purposes. The valuation provisions of SFAS No. 123(R) apply to new grants and to grants that were outstanding as of the effective date and are subsequently modified. Estimated compensation for grants that were outstanding as of the effective date will be recognized over the remaining service period using the compensation expense estimated under SFAS No. 123 pro forma disclosures, adjusted for forfeitures.

In November 2005, the FASB issued Staff Position No. FAS 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards" ("FSP 123R-3"). The Company has elected to adopt the alternative transition method provided in FSP 123R-3 for calculating the tax effects of stock-based compensation under SFAS No. 123(R). The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in-capital pool ("APIC pool") related to the tax effects of stock-based compensation, and for determining the subsequent impact on the APIC pool and consolidated statements of cash flows of the tax effects of stock-based compensation awards that are outstanding upon adoption of SFAS No. 123(R).

13. STOCK COMPENSATION PLANS — (Continued)

Total stock-based compensation expense recognized in the Company's consolidated statements of income for the years ended December 31, 2004, 2005, and 2006, is as follows:

	Year Ended December 31,		
	2004	2005	2006
	(In thousands)		
Cost of operations	$ 2,339	$ —	$26,982
General and administrative	13,428	14,143	16,071
Total	$15,767	$14,143	$43,053

As the amount of stock-based compensation expense recognized is based on awards ultimately expected to vest, the amount recognized in the Company's results of operations has been reduced for estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on the Company's historical experience. Prior to the adoption of SFAS No. 123(R), the Company accounted for forfeitures as they occurred in accordance with APB No. 25 and did not estimate forfeitures. As a result, upon adoption of SFAS No. 123(R) the Company recognized a cumulative effect of a change in accounting principle of $0.8 million, net of tax, to reverse compensation expense recognized for those awards not expected to vest.

Prior to the adoption of SFAS No. 123(R), the Company accounted for stock-based awards to employees using the intrinsic value method in accordance with APB No. 25. Under the intrinsic value method, stock-based compensation expense for employee stock options was not recognized in the Company's results of operations as the exercise price equaled the fair market value of the underlying stock at the date of grant. In accordance with the modified prospective transition method, the Company's prior year financial statements have not been restated to reflect the impact of the adoption of SFAS No. 123(R).

Restricted Stock

During 2006, the Company has awarded both service-based and performance-based restricted stock units. Fair value of the restricted stock is estimated on the date of grant. In accordance with SFAS No. 123(R), the Company recognizes the estimated stock-based compensation expense, net of estimated forfeitures, over the applicable service period.

Service-based restricted stock awards typically vest ratably over a three year period. Performance-based restricted stock awards vest if specified performance measures tied to the Company's financial performance are met. The vesting provisions of 86,314 performance-based restricted stock unit awards issued in 2006 to eight employees were modified in March 2006. The vesting provisions, which were dependent on the Company's cash earnings per share ("EPS") growth as compared to the S&P 500, were modified such that under the new terms, the vesting provisions are dependent on the Company's year-over-year cash EPS growth. The number of shares that vest may range from zero to 200%. A minimum cash EPS growth rate of 10% is necessary for the minimum 50% vesting, 18% cash EPS growth for a 100% vesting, and 36% cash EPS growth (or more) for a maximum 200% vesting. The modification had no impact on the fair value of the award; however, it did result in a change in estimate of the most likely outcome of the number of shares to vest. The incremental stock-based compensation expense recorded as a result of the change in estimate was not material.

13. STOCK COMPENSATION PLANS — (Continued)

	Performance-Based	Service-Based[1]	Total
Balance at January 1, 2004	—	—	—
Shares granted	125,778	195,347	321,125
Shares vested	(121,778)	(4,347)	(126,125)
Shares cancelled	(4,000)	—	(4,000)
Balance at December 31, 2004	—	191,000	191,000
Shares granted	153,086	388,794	541,880
Shares vested	(141,693)	(78,876)	(220,569)
Shares cancelled	(11,393)	(31,078)	(42,471)
Balance at December 31, 2005	—	469,840	469,840
Shares granted	242,015	626,672	868,687
Shares vested	(8,100)	(130,793)	(138,893)
Shares cancelled	(14,460)	(75,765)	(90,225)
Balance at December 31, 2006	219,455	889,954	1,109,409

(1) Amounts include 4,347, 4,489 and 3,206 shares of stock issued to the Board of Directors for 2004, 2005 and 2006, respectively. The shares vest immediately, but are subject to transfer restrictions until one year after the director's service on the Board terminates.

The weighted average grant-date fair value per share was $45.17 for restricted stock awards granted for the year ended December 31, 2006.

Stock Options

Stock option awards are granted with an exercise price equal to the market price of the Company's stock. Options typically vest ratably over three years and expire ten years after the date of grant. As of January 1, 2005, the fair value of each option award is estimated on the date of grant using a binomial lattice model. Prior to January 1, 2005, the fair value of each option award was estimated on the grant date using a Black-Scholes valuation model. The following table indicates the assumptions used in estimating fair value for the years ended December 31, 2004, 2005 and 2006.

	Year Ended December 31,		
	2004	2005	2006
Expected dividend yield	—	—	—
Risk-free interest rate	3.4%	2.94%-4.76%	4.53%-4.65%
Expected life of options (years)	4.0	6.4	7.1
Assumed volatility	38.0%	28.8%-43.6%	31.9%-37.0%
Weighted average fair value	$11.94	$16.60	$18.46

13. STOCK COMPENSATION PLANS — (Continued)

The following table summarizes stock option activity under the Company's equity compensation plans:

	Outstanding		Exercisable	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
	(In thousands, except per share amounts)			
Balance at January 1, 2004	7,072	$16.20		
Granted	2,001	32.93		
Exercised	(2,131)	14.80		
Cancelled	(327)	23.00		
Balance at December 31, 2004	6,615	$21.33	3,261	$14.08
Granted	2,102	41.00		
Exercised	(1,506)	17.86		
Cancelled	(531)	32.80		
Balance at December 31, 2005	6,680	$27.19	3,319	$18.01
Granted	620	$43.44		
Exercised	(2,053)	21.57		
Cancelled	(375)	29.96		
Balance at December 31, 2006	4,872	$30.98	2,697	$23.80
At December 31, 2006 Vested or Expected to Vest	4,391	$30.07		

Based on the market value on their respective exercise dates, the total intrinsic value of options exercised during the year ended December 31, 2006 was approximately $64.5 million.

The following table summarizes information concerning currently outstanding and exercisable stock options at December 31, 2006:

	Outstanding			Exercisable	
Range of Exercise Prices	Options	Remaining Contractual Life (Years)	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
	(In thousands, except per share amounts)				
$9.00 to $12.00	499	3.9	$11.55	499	$11.55
$12.01 to $15.00	634	4.0	$14.97	634	$14.97
$15.01 to $22.00	34	5.9	$18.65	34	$18.65
$22.01 to $29.00	598	6.5	$24.14	597	$24.13
$29.01 to $39.00	963	7.3	$31.97	498	$31.83
$39.01 to $47.00	2,125	8.3	$41.78	435	$41.47
$47.01 to $54.00	19	9.4	$53.34	—	$ —
	4,872			2,697	

The aggregate intrinsic value of options outstanding as of December 31, 2006 was approximately $153.4 million. The aggregate intrinsic value of options outstanding and options exercisable expected to vest as of December 31, 2006 was approximately

13. STOCK COMPENSATION PLANS — (Continued)

$142.3 million and $104.6 million with a weighted average remaining contractual life of 6.7 years and 5.8 years, respectively. The number of options outstanding expected to vest is impacted by our forfeiture rate assumptions.

14. EMPLOYEE BENEFIT PLANS

On June 7, 2005, at the annual meeting of stockholders, the stockholders approved and adopted the Amended and Restated Employee Stock Purchase Plan (the "ESPP"), effective on July 1, 2005. No employee may purchase more than $25,000 in stock under the ESPP in any calendar year, and no employee may purchase stock under the ESPP if such purchase would cause the employee to own more than 5% of the voting power or value of the Company's common stock. The ESPP provides for three month offering periods, commencing on the first trading day of each calendar quarter and ending on the last trading day of each calendar quarter. The purchase price of the common stock upon exercise shall be 85% of the fair market value of shares on the applicable purchase date as determined by averaging the high and low trading prices of the last trading day of each quarter. An employee may elect to pay the purchase price of such common stock through payroll deductions. The maximum number of shares that were reserved for issuance under the ESPP is 1,500,000 shares, and subject to adjustment as provided in the ESPP. Employees are required to hold any stock purchased through the ESPP for 180 days prior to any sale or withdrawal of shares. Approximately 646,427 shares of common stock have been purchased under the plan since its adoption, with approximately 82,474 shares purchased in 2006.

On June 7, 2005, the stockholders, at the annual meeting of stockholders, approved the Executive Annual Incentive Plan. Under the plan, the Company may grant to each eligible employee, including executive officers and other key employees, incentive awards to receive cash upon the achievement of pre-established performance goals. No participant may be granted performance awards in excess of $5.0 million in any calendar year.

The Company maintains a 401(k) retirement savings plan, which covers all eligible U.S. employees. Participants can, in accordance with Internal Revenue Service ("IRS") guidelines, set aside both pre-and post-tax savings in this account. In addition to an employee's savings, the Company contributes to plan participants' accounts. The Alliance 401(k) and Retirement Savings Plan was amended effective January 1, 2004 to better benefit the majority of Company employees. The plan is an IRS-approved safe harbor plan design that eliminates the need for most discrimination testing. Eligible employees can participate in the plan immediately upon joining the Company and after six months of employment begin receiving Company matching contributions. On the first three percent of savings, the Company matches dollar-for-dollar. An additional fifty cents for each dollar an employee contributes is matched for savings of more than three percent and up to five percent of pay. All Company matching contributions are immediately vested. In addition to the Company match, the Company annually may make an additional contribution based on the profitability of the Company. This contribution, subject to Board of Directors approval, is based on a percentage of pay and is subject to a five year vesting schedule. The participants in the plan can direct their contributions and the Company's matching contribution to nine investment options, including the Company's common stock. Company contributions for employees age 65 or older vest immediately. Contributions for the years ended December 31, 2004, 2005 and 2006 were $11.3 million, $14.2 million and $15.2 million, respectively.

The Company also provides a Deferred Profit Sharing Plan for its Canadian employees after one year of service. Company contributions range from one to four percent of earnings, based on years of service. This program changed effective January 1, 2007, and as a result, Company contributions range from one to five percent of earnings, based on years of service.

14. EMPLOYEE BENEFIT PLANS — (Continued)

The Company also maintains an Executive Deferred Compensation Plan. The Executive Deferred Compensation Plan provides an opportunity for a select group of management and highly compensated employees to defer on a pre-tax basis a portion of their regular compensation and bonuses payable for services rendered and to receive certain employer contributions.

15. COMPREHENSIVE INCOME

The components of comprehensive income, net of tax effect, are as follows:

	Year Ended December 31,		
	2004	2005	2006
		(In thousands)	
Net income	$102,371	$138,745	$189,605
Reclassification into earnings	482	—	—
Unrealized (loss) gain on securities available-for-sale	(144)	414	1,880
Foreign currency translation adjustments[1]	4,965	3,205	(721)
Total comprehensive income	$107,674	$142,364	$190,764

[1] Primarily related to the impact of changes in the Canadian currency exchange rate.

The components of accumulated other comprehensive income are as follows:

	Year Ended December 31,	
	2005	2006
	(In thousands)	
Unrealized gain on securities available-for-sale	$3,511	$5,391
Unrealized foreign currency gain	4,578	3,857
Total comprehensive income	$8,089	$9,248

16. COMMITMENTS AND CONTINGENCIES

AIR MILES Reward Program

The Company has entered into contractual arrangements with certain AIR MILES Sponsors that result in fees being billed to those Sponsors upon the redemption of reward miles issued by those Sponsors. The Company has obtained letters of credit and other assurances from those Sponsors for the Company's benefit that expire at various dates. These letters of credit and other assurances totaled $113.5 million at December 31, 2006, which exceeds the amount of the Company's estimate of its obligation to provide travel and other rewards upon the redemption of the reward miles issued by those Sponsors.

The Company currently has an obligation to provide Collectors with travel and other rewards upon the redemption of AIR MILES reward miles. The Company believes that the redemption settlements assets, including the letters of credit and other assurances mentioned above, are sufficient to meet that obligation.

The Company has entered into certain long-term arrangements to purchase tickets from airlines and other suppliers in connection with redemptions under the AIR MILES Reward Program. These long-term arrangements allow the Company to make purchases at set prices. Under these agreements, the Company is required to pay annual minimums of approximately $22.1 million.

16. COMMITMENTS AND CONTINGENCIES — (Continued)

Leases

The Company leases certain office facilities and equipment under noncancellable operating leases and is generally responsible for property taxes and insurance related to such facilities. Lease expense was $43.7 million, $45.9 million and $50.2 million for the years ended December 31, 2004, 2005, and 2006, respectively.

Future annual minimum rental payments required under noncancellable operating and capital leases, some of which contain renewal options, as of December 31, 2006 are:

Year:	Operating Leases	Capital Leases
	(In thousands)	
2007	$ 42,536	$ 9,149
2008	34,648	7,797
2009	25,685	3,023
2010	18,879	1,971
2011	14,914	712
Thereafter	63,527	—
Total	$200,189	22,652
Less amount representing interest		(2,275)
Total present value of minimum lease payments		$20,377

Regulatory Matters

WFNNB is subject to various regulatory capital requirements administered by the Office of the Comptroller of the Currency. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, WFNNB must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Before WFNNB can pay dividends to ADSC, it must obtain prior regulatory approval if all dividends declared in any calendar year would exceed its net profits for that year plus its retained net profits for the preceding two calendar years, less any transfers to surplus. In addition, WFNNB may only pay dividends to the extent that retained net profits, including the portion transferred to surplus, exceed bad debts. Moreover, to pay any dividend, WFNNB must maintain adequate capital above regulatory guidelines. Further, if a regulatory authority believes that WFNNB is engaged in or is about to engage in an unsafe or unsound banking practice, which, depending on its financial condition, could include the payment of dividends, the authority may require, after notice and hearing, that WFNNB cease and desist from the unsafe practice.

Quantitative measures established by regulation to ensure capital adequacy require WFNNB to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk weighted assets (as defined) and of Tier 1 capital to average assets (as defined) ("total capital ratio", "Tier 1 capital ratio" and "leverage ratio", respectively). Under the regulations, a "well capitalized" institution must have a Tier 1 capital ratio of at least 6%, a total capital ratio of at least 10% and a leverage ratio of at least 5% and not be subject to a capital directive order. An "adequately capitalized" institution must have a Tier 1 capital ratio of at least 4%, a total capital ratio of at least 8% and a leverage ratio of at least 4%, but 3% is allowed in some

16. COMMITMENTS AND CONTINGENCIES — (Continued)

cases. Under these guidelines, WFNNB is considered well capitalized. As of December 31, 2006, WFNNB's Tier 1 capital ratio was 37.3%, total capital ratio was 39.1% and leverage ratio was 59.1%, and WFNNB was not subject to a capital directive order.

The Company's industrial bank, World Financial Capital Bank, is authorized to do business by the State of Utah and the Federal Deposit Insurance Corporation. World Financial Capital Bank is subject to capital ratios and paid-in capital minimums and must maintain adequate allowances for loan losses. While the consequence of losing the World Financial Capital Bank authority to do business would be significant, the Company believes that the risk of such loss is minimal as a result of the precautions it has taken and the management team it has in place.

As part of an acquisition in 2003 by World Financial Network National Bank, which required approval by the OCC, the OCC required World Financial Network National Bank to enter into an operating agreement with the OCC and a capital adequacy and liquidity maintenance agreement with the Company. The operating agreement requires World Financial Network National Bank to continue to operate in a manner consistent with its current practices, regulatory guidelines and applicable law, including those related to affiliate transactions, maintenance of capital and corporate governance. This operating agreement has not required any changes in World Financial Network National Bank's operations. The capital adequacy and liquidity maintenance agreement memorializes the Company's current obligations to World Financial Network National Bank.

If either of the Company's depository institution subsidiaries, World Financial Network National Bank or World Financial Capital Bank, failed to meet the criteria for the exemption from the definition of "bank" in the Bank Holding Company Act under which it operates, and if the Company did not divest such depository institution upon such an occurrence, the Company would become subject to regulation under the Bank Holding Company Act. This would require the Company to cease certain activities that are not permissible for companies that are subject to regulation under the Bank Holding Company Act.

Cardholders

The Company's Credit Services segment is active in originating private label and co-branded credit cards in the United States. The Company reviews each potential customer's credit application and evaluates the applicant's financial history and ability and perceived willingness to repay. Credit card loans are made primarily on an unsecured basis. Cardholders reside throughout the United States and are not significantly concentrated in any one area.

Holders of credit cards issued by the Company have available lines of credit, which vary by cardholders that can be used for purchases of merchandise offered for sale by clients of the Company. These lines of credit represent elements of risk in excess of the amount recognized in the financial statements. The lines of credit are subject to change or cancellation by the Company. As of December 31, 2006, the Company had approximately 29.3 million cardholders, having unused lines of credit averaging $947 per account.

Legal Proceedings

From time to time, the Company is involved in various claims and lawsuits arising in the ordinary course of business that it believes will not have a material adverse affect on its business or financial condition, including claims and lawsuits alleging breaches of contractual obligations.

17. FINANCIAL INSTRUMENTS

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financial needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit through charge cards. Such instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of these instruments reflect the extent of the Company's involvement in particular classes of financial instruments.

Fair Value of Financial Instruments — The estimated fair values of the Company's financial instruments were as follows:

	December 31,			
	2005		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)			
Financial assets				
Cash and cash equivalents	$143,213	$143,213	$ 180,075	$ 180,075
Due from card associations	58,416	58,416	108,671	108,671
Trade receivables, net	203,883	203,883	271,563	271,563
Seller's interest and credit card receivables, net	479,108	479,108	569,389	569,389
Redemption settlement assets, restricted	260,963	260,963	260,957	260,957
Due from securitizations	271,256	271,256	325,457	325,457
Financial liabilities				
Accounts payable	67,384	67,384	112,582	112,582
Merchant settlement obligations	127,038	127,038	188,336	188,336
Debt	836,944	836,944	1,044,377	1,048,477

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

Cash and cash equivalents, due from card associations, trade receivables, net, accounts payable, and merchant settlement obligations — The carrying amount approximates fair value due to the short maturity.

Seller's interest and credit card receivables, net — The carrying amount of credit card receivables approximates fair value due to the short maturity, and the average interest rates approximate current market origination rates.

Redemption settlement assets — Fair value for securities are based on quoted market prices.

Due from securitizations — The spread deposits and I/O strips are recorded at their fair value. The carrying amount of excess funding deposits approximates its fair value due to the relatively short maturity period and average interest rates, which approximate current market rates.

Debt — The fair value was estimated based on the current rates available to the Company for debt with similar remaining maturities.

18. PARENT-ONLY FINANCIAL STATEMENTS

ADSC provides guarantees under the credit facilities on behalf of certain of its subsidiaries. The stand alone parent-only financial statements are presented below.

Balance Sheets

	December 31,	
	2005	2006
	(In thousands)	
Assets:		
Cash and cash equivalents	$ 5	$ 20
Investment in subsidiaries	733,444	1,262,115
Intercompany receivables	874,157	805,768
Other assets	3,171	3,073
Total assets	$1,610,777	$2,070,976
Liabilities:		
Current debt	$ 230,000	$ —
Long-term debt	211,000	725,000
Other liabilities	248,670	274,443
Total liabilities	689,670	999,443
Stockholders' equity	921,107	1,071,533
Total liabilities and stockholders' equity	$1,610,777	$2,070,976

Statements of Income

	Year Ended December 31,		
	2004	2005	2006
		(In thousands)	
Interest from loans to subsidiaries	$ 20,049	$ 27,235	$ 33,996
Dividends from subsidiaries	100,900	100,000	102,500
Total revenue	120,949	127,235	136,496
Interest expense, net	4,429	11,665	34,061
Other expenses	239	140	184
Total expenses	4,668	11,805	34,245
Income before income taxes and equity in undistributed net income of subsidiaries	116,281	115,430	102,251
Provision for income taxes	4,567	10,192	1,399
Income before equity in undistributed net income of subsidiaries	111,714	105,238	100,852
Equity in undistributed net income of subsidiaries	(9,343)	33,507	88,753
Net income	$102,371	$138,745	$189,605

18. PARENT-ONLY FINANCIAL STATEMENTS — (Continued)

Statements of Cash Flows

	Year Ended December 31,		
	2004	2005	2006
		(In thousands)	
Net cash (used in) provided by operating activities	$ (8,926)	$ 18,292	$ (97,857)
Investing activities:			
Net cash paid for corporate acquisitions	(314,453)	(140,901)	(205,567)
Net cash used in investing activities	(314,453)	(140,901)	(205,567)
Financing activities:			
Credit facility and subordinated debt	765,000	1,264,000	3,599,000
Repayment of credit facility and subordinated debt	(577,000)	(1,126,000)	(3,315,000)
Excess tax benefit from share-based awards	—	—	17,521
Other	—	—	(3,415)
Purchase of treasury shares	—	(145,043)	(145,998)
Net proceeds from issuances of common stock	34,528	29,106	48,831
Dividends paid	100,900	100,000	102,500
Net cash provided by financing activities	323,428	122,063	303,439
Increase (decrease) in cash and cash equivalents	49	(546)	15
Cash and cash equivalents at beginning of year	502	551	5
Cash and cash equivalents at end of year	$ 551	$ 5	$ 20

19. SEGMENT INFORMATION

Operating segments are defined by SFAS No. 131 "Disclosure About Segments of an Enterprise and Related Information" as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision making group is the Executive Committee of management, which consists of the Chairman of the Board and Chief Executive Officer, Chief Operating Officer, and all Executive Vice Presidents. The operating segments are reviewed separately because each operating segment represents a strategic business unit that generally offers different products and serves different markets.

The Company operates in three reportable segments: Marketing Services, Credit Services and Transaction Services.

- Marketing Services provides loyalty programs, such as the AIR MILES Reward Program, and integrated direct marketing solutions that combine database marketing technology and analytics with a broad range of direct marketing services, that includes email marketing campaigns. The Marketing Services segment has two operating segments, AIR MILES Reward Program and U.S. Marketing Services, that have been aggregated to one reportable segment.

- Credit Services provides private label, commercial and co-brand credit card receivables financing. Credit Services generally securitizes the credit card receivables that it underwrites from its private label credit card programs.

19. SEGMENT INFORMATION — (Continued)

- Transaction Services encompasses card processing, billing and payment processing and customer care for specialty and petroleum retailers (processing services), customer information system hosting, customer care and billing and payment processing for regulated and de-regulated municipal utilities (utility services) and point-of-sale services (merchant services).

The Transaction Services segment performs card processing and servicing activities for cardholder accounts generated by the Credit Services segment. For this, the Transaction Services segment receives a fee equal to its direct costs before corporate overhead plus a margin. The margin is based on estimated current market rates for similar services. This fee represents an operating cost to the Credit Services segment and a corresponding revenue for the Transaction Services segment. Inter-segment sales are eliminated upon consolidation. Revenues earned by the Transaction Services segment from servicing the Credit Services segment, and consequently paid by the Credit Services segment to the Transaction Services segment, are set forth opposite "Other and eliminations" in the tables below.

The accounting policies of the operating segments are generally the same as those described in the summary of significant accounting policies. Corporate overhead is allocated equally across the segments.

Interest expense, net and income taxes are not allocated to the segments in the computation of segment operating profit for internal evaluation purposes. Total assets are not allocated to the segments.

Year Ended December 31, 2004	Marketing Services	Credit Services	Transaction Services	Other/ Elimination	Total
			(In thousands)		
Revenues	$375,630	$513,988	$681,736	$(313,916)	$1,257,438
Adjusted EBITDA(1)	56,081	125,718	97,465	—	279,264
Depreciation and amortization	21,674	7,938	61,786	—	91,398
Stock compensation expense	5,256	5,256	5,255	—	15,767
Operating income	29,151	112,524	30,424	—	172,099
Fair value loss on interest rate derivative	—	(808)	—	—	(808)
Interest expense, net	—	—	—	6,972	6,972
Income before income taxes	$ 29,151	$111,716	$ 30,424	$ (6,972)	$ 164,319
Capital expenditures	$ 17,263	$ 1,375	$ 29,691	$ —	$ 48,329

Year Ended December 31, 2005	Marketing Services	Credit Services	Transaction Services	Other/ Elimination	Total
			(In thousands)		
Revenues	$604,145	$561,413	$699,884	$(313,005)	$1,552,437
Adjusted EBITDA(1)	97,903	162,481	90,074	—	350,458
Depreciation and amortization	36,477	6,647	56,583	—	99,707
Stock compensation expense	4,714	4,714	4,715	—	14,143
Operating income	56,712	151,120	28,776	—	236,608
Interest expense, net	—	—	—	14,482	14,482
Income before income taxes	$ 56,712	$151,120	$ 28,776	$ (14,482)	$ 222,126
Capital expenditures	$ 20,340	$ 2,152	$ 43,408	$ —	$ 65,900

19. SEGMENT INFORMATION — (Continued)

Year Ended December 31, 2006	Marketing Services	Credit Services	Transaction Services	Other/ Elimination	Total
			(In thousands)		
Revenues	$849,158	$731,338	$776,036	$(357,790)	$1,998,742
Adjusted EBITDA[(1)]	159,186	248,204	107,970	—	515,360
Depreciation and amortization	58,681	13,690	52,669	—	125,040
Stock compensation expense	18,162	8,451	16,440	—	43,053
Operating income	82,343	226,063	38,861	—	347,267
Interest expense, net	—	—	—	40,998	40,998
Income before income taxes	$ 82,343	$226,063	$ 38,861	$ (40,998)	$ 306,269
Capital expenditures	$ 32,652	$ 1,996	$ 65,704	$ —	$ 100,352

(1) Adjusted EBITDA is a non-GAAP financial measure equal to net income, the most directly comparable GAAP financial measure, plus stock compensation expense, provision for income taxes, interest expense, net, fair value loss on interest rate derivative, other expenses, depreciation and amortization. Adjusted EBITDA is presented in accordance with SFAS No. 131 as it is the primary performance metric by which senior management is evaluated.

Information concerning principal geographic areas is as follows:

	United States	Canada	Other	Total
Revenues				
Year Ended December 31, 2004	$ 913,378	$338,919	$ 5,141	$1,257,438
Year Ended December 31, 2005	1,135,968	412,193	4,276	1,552,437
Year Ended December 31, 2006	1,413,957	571,920	12,865	1,998,742
Long lived assets				
December 31, 2005	$1,339,530	$544,099	$ —	$1,883,629
December 31, 2006	1,519,199	560,182	14,659	2,094,040

20. SUBSEQUENT EVENTS

In December 2006, the Company entered into an agreement to acquire Abacus, a division of DoubleClick Inc. Abacus is a leading provider of data, data management and analytical services for the retail and catalog industry as well as other industries. The acquisition closed in February 2007. Total consideration paid was approximately $435 million in cash.

In January 2007, the Company entered into a short term credit agreement with the Bank of Montreal which provides for loans to the Company in a maximum amount of $400.0 million. At the closing of this bridge loan, the Company borrowed $300.0 million for general corporate purposes including the repayment of debt and the financing of permitted acquisitions. The bridge loan includes an uncommitted accordion feature of up to $100.0 million, subject to certain conditions. The bridge loan is scheduled to mature on July 24, 2007. The bridge loan is unsecured. The bridge loan must be prepaid prior to the scheduled maturity date if the Company or any subsidiary issues any debt or equity securities, subject to certain exceptions.

21. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Unaudited quarterly results of operations for the years ended December 31, 2005 and 2006 are presented below.

	Quarter Ended			
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
	(In thousands, except per share amounts)			
Revenues	$375,875	$370,568	$384,813	$421,181
Operating expenses	313,626	313,221	325,008	363,974
Interest expense, net	2,761	2,353	2,422	6,946
Income before income taxes	59,488	54,994	57,383	50,261
Provision for income taxes	22,306	20,611	21,532	18,932
Net income	$ 37,182	$ 34,383	$ 35,851	$ 31,329
Net income per share — basic	$ 0.45	$ 0.42	$ 0.43	$ 0.39
Net income per share — diluted	$ 0.43	$ 0.40	$ 0.42	$ 0.38

	Quarter Ended			
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
	(In thousands, except per share amounts)			
Revenues	$477,231	$490,447	$506,584	$524,480
Operating expenses	377,823	407,265	417,375	449,012
Interest expense, net	8,537	10,059	10,639	11,763
Income before income taxes	90,871	73,123	78,570	63,705
Provision for income taxes	34,450	28,328	29,790	24,096
Net income	$ 56,421	$ 44,795	$ 48,780	$ 39,609
Net income per share — basic	$ 0.70	$ 0.56	$ 0.61	$ 0.50
Net income per share — diluted	$ 0.69	$ 0.55	$ 0.60	$ 0.48

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Alliance Data Systems Corporation has duly caused this annual report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIANCE DATA SYSTEMS CORPORATION

By: /s/ J. Michael Parks

J. Michael Parks
Chairman of the Board, Chief Executive Officer and Director

DATE: FEBRUARY 26, 2007

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of Alliance Data Systems Corporation and in the capacities and on the dates indicated.

Name	Title	Date
/s/ J. Michael Parks J. Michael Parks	Chairman of the Board, Chief Executive Officer and Director	February 26, 2007
/s/ Edward J. Heffernan Edward J. Heffernan	Executive Vice President and Chief Financial Officer	February 26, 2007
/s/ Michael D. Kubic Michael D. Kubic	Senior Vice President, Corporate Controller, and Chief Accounting Officer	February 26, 2007
/s/ Bruce K. Anderson Bruce K. Anderson	Director	February 26, 2007
/s/ Roger H. Ballou Roger H. Ballou	Director	February 26, 2007
/s/ Lawrence M. Benveniste, Ph.D. Lawrence M. Benveniste, Ph.D.	Director	February 26, 2007
/s/ D. Keith Cobb D. Keith Cobb	Director	February 26, 2007
/s/ E. Linn Draper, Jr., Ph.D. E. Linn Draper, Jr., Ph.D.	Director	February 26, 2007
/s/ Kenneth R. Jensen Kenneth R. Jensen	Director	February 26, 2007
/s/ Robert A. Minicucci Robert A. Minicucci	Director	February 26, 2007

SCHEDULE II

ALLIANCE DATA SYSTEMS CORPORATION

CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Write-Offs Net of Recoveries	Balance at End of Period
Allowance for Doubtful Accounts — Trade receivables:					
Year Ended December 31, 2004	$ 1,316	$ 495	$ 342	$ (695)	$ 1,458
Year Ended December 31, 2005	1,458	799	$ 40	(218)	2,079
Year Ended December 31, 2006	2,079	3,550	$ 208	(512)	5,325
Allowance for Doubtful Accounts — Seller's interest and credit card receivables:					
Year Ended December 31, 2004	17,151	1,797	2,535	(9,810)	11,673
Year Ended December 31, 2005	11,673	20,916	21,698	(15,872)	38,415
Year Ended December 31, 2006	38,415	33,777	4,802	(31,075)	45,919

AllianceData

Alliance Data Systems Corporation
17655 Waterview Parkway
Dallas, Texas 75252
972 348-5100

www.AllianceData.com

AllianceData

ALLIANCE DATA SYSTEMS CORPORATION
17655 Waterview Parkway
Dallas, Texas 75252
(972) 348-5100

NOTICE OF 2007 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 6, 2007

To the stockholders of Alliance Data Systems Corporation:

We will hold the 2007 annual meeting of our stockholders at our corporate headquarters, 17655 Waterview Parkway, Dallas, Texas 75252 on Wednesday, June 6, 2007 at 10:00 a.m. (local time), for the following purposes:

(1) the re-election of three class I directors;

(2) the ratification of the selection of Deloitte & Touche LLP as the independent registered public accounting firm of the company for 2007; and

(3) the transaction of such other business as may properly come before the annual meeting or any adjournments or postponements thereof.

Stockholders of record as of April 12, 2007 are the only stockholders entitled to vote at the meeting and any adjournments or postponements thereof. **You are cordially invited to attend the meeting, but whether or not you expect to attend in person, we urge you to mark, date and sign the enclosed proxy card and return it in the enclosed prepaid envelope, or you may also grant your proxy to vote your shares by telephone or through the Internet by following the instructions included on the proxy card. If you are a registered holder and you have previously submitted a proxy card and attend the annual meeting in person, you may revoke the proxy and vote in person on all matters submitted at the annual meeting.**

Enclosed for your information is our annual report to our stockholders, which contains our Annual Report on Form 10-K for the year ended December 31, 2006.

By Order of the Board of Directors

Alan M. Utay
Corporate Secretary

April 27, 2007
Dallas, Texas

AllianceData

ALLIANCE DATA SYSTEMS CORPORATION
17655 Waterview Parkway
Dallas, Texas 75252

PROXY STATEMENT
2007 Annual Meeting of Stockholders
To be Held on June 6, 2007

The board of directors of Alliance Data Systems Corporation is soliciting your proxy to vote at the 2007 annual meeting of stockholders to be held on June 6, 2007 at 10:00 a.m. (local time) and any adjournments or postponements of that meeting. The meeting will be held at our corporate headquarters, 17655 Waterview Parkway, Dallas, Texas 75252.

This proxy statement and the accompanying proxy card, notice of meeting, and annual report to our stockholders were first mailed on or about April 27, 2007 to all stockholders of record as of April 12, 2007. **Our only voting securities are shares of our common stock of which there were 78,658,735 shares outstanding as of April 12, 2007.** We will have a list of stockholders available for inspection for at least ten days prior to the annual meeting at our principal executive offices at 17655 Waterview Parkway, Dallas, Texas 75252 and at the annual meeting.

Questions and Answers About the Proxy Process

What is the purpose of holding this meeting?

We are holding the 2007 annual meeting of stockholders to re-elect three class I directors and to ratify the selection of Deloitte & Touche LLP as the independent registered public accounting firm of the company for 2007. The director nominees, currently serving as class I directors, have been recommended by our nominating/corporate governance committee to our board of directors, and our board of directors has nominated the three nominees. The board of directors also recommends approval by our stockholders of the selection of Deloitte & Touche LLP as the independent registered public accounting firm of the company for 2007. If any other matters requiring a stockholder vote properly come before the meeting, those stockholders present at the meeting and the proxies who have been appointed by our stockholders will vote as they think appropriate.

How does the proxy process and stockholder voting operate?

The proxy process is the means by which corporate stockholders can exercise their rights to vote for the election of directors and other strategic corporate proposals. The notice of meeting and this proxy statement provide notice of a scheduled stockholder meeting, describe the directors presented for re-election, include information regarding the selection of Deloitte & Touche LLP as the independent registered public accounting firm of the company for 2007 and include other information required to be disclosed to stockholders. The accompanying proxy card provides stockholders with a simple means to vote without having to attend the stockholder meeting in person.

By executing the proxy card, you authorize Edward J. Heffernan and Michael D. Kubic, and each of them, to act as your proxies to vote your shares in the manner that you specify. The proxy voting mechanism is vitally important to us. In order for us to obtain the necessary stockholder approval of proposals, a "quorum" of stockholders (a majority of the issued and outstanding shares of common stock as of the record date entitled to vote) must be represented at the meeting in person or by proxy. Since few stockholders can spend the time or money to attend stockholder meetings in person, voting by proxy is necessary to obtain a quorum and complete the stockholder vote. It is important that you attend the meeting in person or grant a proxy to vote your shares to assure a quorum is present so corporate business can be transacted. If a quorum is not present, we must postpone the meeting and solicit additional proxies; this is an expensive and time-consuming process that is not in the best interest of our company or its stockholders.

Why did I receive these materials?

All of our stockholders as of the close of business on April 12, 2007, the record date, are entitled to vote at our 2007 annual meeting. We are required by law to distribute these proxy materials to all of our stockholders as of the record date.

What does it mean if I receive more than one set of materials?

This means your ownership of shares is registered under different names. For example, you may own some shares directly as a "registered holder" and other shares through a broker in "street name," or you may own shares through more than one broker. In these situations you may receive multiple sets of proxy materials. It is necessary for you either to attend in person (applies only if you are a "registered holder") or indicate your vote, sign and return all of the proxy cards or follow the instructions for any alternative voting procedure on each of the proxy cards you receive in order to vote all of the shares you own. Each proxy card you received came with its own prepaid return envelope. If you vote by mail, make sure you return each proxy card in the return envelope that accompanied that proxy card.

If I own my shares through a broker, how is my vote recorded?

Brokers typically own shares of common stock for many stockholders who are referred to as "beneficial owners." In this situation the "registered holder" on our stock register is the broker or its nominee. This often is referred to as holding shares in "street name." The beneficial owners do not appear in our stockholder register. Therefore, for shares held in "street name," distributing the proxy materials and tabulating votes are both two-step processes. Brokers inform us how many of their clients are beneficial owners and we provide the broker with that number of proxy materials. Each broker then forwards the proxy materials to its clients who are beneficial owners to obtain their votes. When you receive proxy materials from your broker, the accompanying return envelope is addressed to return your executed proxy card to your broker. Shortly before the meeting, each broker totals the votes and submits a proxy card reflecting the aggregate votes of the beneficial owners for whom it holds shares.

How do I vote?

You may attend the annual meeting and vote your shares in person if you are a "registered holder." You may also grant your proxy to vote by mail, by telephone or through the Internet by following the instructions included on the proxy card. To use one of these alternative voting procedures, follow the instructions on each proxy card that you receive. To grant your proxy to vote by mail, sign and date each proxy card you receive, indicating your voting preference on each proposal, and return each proxy card in the prepaid envelope that accompanied that proxy card. If you return a signed and dated proxy card but you do not indicate your voting preference, your shares, except for those shares you own in the ADS Stock Fund portion of the Alliance Data Systems 401(k) and Retirement Savings Plan, will be voted in favor of the director nominees and the ratification of the selection of Deloitte & Touche LLP as the independent registered public accounting firm of the company for 2007. **If you hold shares in "street name," you must vote by giving instructions to your broker or nominee.** All outstanding shares of common stock represented by your signed and dated proxy card or for which you have provided instructions by an alternative voting procedure that are received by the deadline will be voted. For shares you own in the ADS Stock Fund portion of the Alliance Data Systems 401(k) and Retirement Savings Plan, your proxy card or instructions must be received at the proxy tabulator, Computershare, by June 1, 2007. For all other shares that you own, the proxy card or instructions must be received in time for the annual meeting.

Does my vote matter?

Yes. Corporations are required to obtain stockholder approval for the election of directors and certain other important matters. Stockholder participation is not a mere formality. Each share of our common stock held on the record date is entitled to one vote, and every share voted has the same weight. It is also important that you vote to assure that a quorum is present so corporate business can be transacted.

What constitutes a quorum?

Unless a quorum is present at the annual meeting, no action may be taken at the meeting except the adjournment thereof until a later time. The presence at the annual meeting, in person or by proxy, of stockholders holding a majority of our issued and outstanding shares of common stock as of the record date will constitute a quorum for the transaction of business at the 2007 annual meeting. Shares that are represented at the annual meeting but abstain from voting on any or all matters and "broker non-votes" (shares held by brokers or nominees for which they have no discretionary power to vote on a particular matter and have received no instructions from the beneficial owners or persons entitled to vote) will be counted as shares present and entitled to vote in determining whether a quorum is present at the annual meeting. If you own shares in the ADS Stock Fund portion of the Alliance Data Systems 401(k) and Retirement Savings Plan, your shares will not be represented at the meeting for quorum purposes and the trustee cannot vote those shares if you do not provide a proxy with explicit directions. The inspector of election appointed for the annual meeting will determine the number of shares of our common stock present at the meeting, determine the validity of proxies and ballots, determine whether a quorum is present, and count all votes and ballots.

What percentage of votes is required to re-elect directors and to ratify the selection of Deloitte & Touche LLP as the independent registered public accounting firm of the company for 2007?

If a quorum is present, directors are elected by a plurality of all of the votes cast, in person or by proxy. This means that the three nominees will be re-elected if they receive more affirmative votes than any other nominee for the same position. Votes marked "For" a nominee will be counted in favor of that nominee. Votes "Withheld" from a nominee have no effect on the vote since a plurality of the votes cast at the annual meeting is required for the re-election of each nominee. Stockholders may not abstain from voting with respect to the election of directors. Stockholders may not cumulate their votes with respect to the election of directors.

If a quorum is present and a majority of the shares represented, in person or by proxy, and entitled to vote are in favor of Proposal Two, the selection of Deloitte & Touche LLP as the independent registered public accounting firm of the company for 2007 will be ratified. Votes marked "For" Proposal Two will be counted in favor of ratification of the selection of Deloitte & Touche LLP as the independent registered public accounting firm of the company for 2007. An "Abstention" with respect to Proposal Two will not be voted on that item, although it will be counted for purposes of determining the number of shares represented and entitled to vote. Accordingly, an "Abstention" will have the effect of a vote "Against" Proposal Two.

What is the effect of not voting?

The effect of not voting depends on how you own your shares. If you own shares as a "registered holder," rather than through a broker, your unvoted shares will not be represented at the meeting and will not count toward the quorum requirement. Assuming a quorum is present, your unvoted shares will not affect whether a proposal is approved or rejected. If you own shares through a broker and do not vote, your broker may represent your shares at the meeting for purposes of obtaining a quorum. As described in the answer to the following question, if you do not provide your broker with voting instructions, your broker may or may not vote your shares, depending upon the proposal. If you own shares in the ADS Stock Fund portion of the Alliance Data Systems 401(k) and Retirement Savings Plan, your unvoted shares will not be represented at the meeting and will not count toward the quorum requirements, or affect whether a proposal is approved or rejected.

If I do not vote, will my broker vote for me?

If you own your shares through a broker and you do not vote, your broker may vote your shares in its discretion on some "routine matters." However, with respect to other proposals, your broker may not vote your shares for you. With respect to these proposals, the aggregate number of unvoted shares is reported as broker non-votes. Broker non-vote shares are counted toward the quorum requirement. Proposals One and Two set forth in this proxy statement are routine matters on which brokers will be permitted to vote unvoted shares.

Is my vote confidential?

It is our policy that all stockholder meeting proxies, ballots and voting records that identify the particular vote of a stockholder are confidential. The vote of any stockholder will not be revealed to anyone other than a non-employee tabulator of votes or an inspector of election, except: (1) as necessary to meet applicable legal and stock exchange listing requirements; (2) to assert claims for or defend claims against us; (3) to allow the inspector of election to certify the results of the stockholder vote; (4) in the event of a contested proxy solicitation; (5) if a stockholder has requested that their vote be disclosed; or (6) to respond to stockholders who have written comments on proxy cards.

Can I revoke my proxy and change my vote?

You have the right to revoke your proxy at any time prior to the time your shares are voted. If you are a "registered holder," your proxy can be revoked in several ways: (1) by timely delivery of a written revocation delivered to Alan M. Utay, Corporate Secretary, Alliance Data Systems Corporation, 17655 Waterview Parkway, Dallas, Texas 75252; (2) by submitting another valid proxy bearing a later date; or (3) by attending the meeting in person and giving the inspector of election notice that you intend to vote your shares in person. However, if your shares are held in "street name" by a broker, you must contact your broker in order to revoke your proxy.

Will any other business be transacted at the meeting? If so, how will my proxy be voted?

We do not know of any business to be transacted at the 2007 annual meeting other than the re-election of directors and the ratification of the selection of Deloitte & Touche LLP as the independent registered public accounting firm of the company for 2007, as described in this proxy statement. The period specified in our bylaws for submitting proposals to be considered at the meeting has passed and no proposals were submitted. However, should any other matters properly come before the meeting, and any adjournments and postponements thereof, shares with respect to which voting authority has been granted to the proxies will be voted by the proxies in accordance with their judgment.

Who counts the votes?

If you are a "registered holder," your executed proxy card or your instructions provided by an alternative voting procedure will be returned or delivered directly to Computershare for tabulation. As noted above, if you hold your shares through a broker or trustee, your broker or trustee returns one proxy card to Computershare on behalf of its clients. Votes will be counted and certified by the inspector of election.

Will you use a soliciting firm to receive votes?

We use our transfer agent, their agents, and brokers to distribute all the proxy materials to our stockholders. We will pay them a fee and reimburse any expenses they incur in making the distribution. Our directors, officers and employees may solicit proxies in person, by mail, telephone, facsimile transmission or electronically. No additional compensation will be paid to such directors, officers and employees for soliciting proxies. We will bear the entire cost of solicitation of proxies.

What is the deadline for submitting proposals to be considered for inclusion in the proxy statement for our 2008 annual meeting?

If any of our stockholders intends to present a proposal for consideration at the 2008 annual meeting, excluding the nomination of directors, and desires to have such proposal included in the proxy statement and form of proxy distributed by the board of directors with respect to such meeting, such proposal must be in writing and received by us not later than December 29, 2007. Proposals may be submitted by eligible stockholders and must comply with our bylaws and the relevant regulations of the SEC regarding stockholder proposals.

If any of our stockholders intends to present a proposal for consideration at the 2008 annual meeting, excluding the nomination of directors, without inclusion in the proxy statement and form of proxy, such proposal must be in writing and received by us no sooner than November 29, 2007 and no later than December 29, 2007. Any such proposal must comply with our bylaws. The foregoing time limits also apply in determining whether notice is timely for purposes of rules adopted by the SEC relating to the exercise of discretionary voting authority with respect to proxies.

In addition, stockholders who wish to have their nominees for election to the board of directors considered by our nominating/corporate governance committee must comply with the nomination requirements set forth in our bylaws and any applicable rules and regulations of the SEC. Such nominations must be made by notice in writing, delivered or mailed by first class U.S. mail, postage prepaid, to our Corporate Secretary not less than 14 days nor more than 50 days prior to any meeting of the stockholders called for the election of directors; provided, however, that if less than 21 days notice of the meeting is given to stockholders, such written notice shall be delivered or mailed, as prescribed above, to our Corporate Secretary not later than the close of the seventh day following the day on which notice of the meeting was mailed to stockholders. Such nominations will not be included in the proxy statement and form of proxy distributed by the board of directors.

A copy of our bylaws is available from our Corporate Secretary upon written request. Proposals should be directed to Alan M. Utay, Corporate Secretary, Alliance Data Systems Corporation, 17655 Waterview Parkway, Dallas, Texas 75252.

DIRECTORS, EXECUTIVE OFFICERS AND OTHER KEY EMPLOYEES

The following table sets forth the name, age and positions of each of our directors, nominees for director and executive officers, and certain business unit presidents and other key employees as of April 12, 2007:

Name	Age	Positions
J. Michael Parks	56	Chairman of the Board of Directors and Chief Executive Officer
Bruce K. Anderson	67	Director
Roger H. Ballou	55	Director
Lawrence M. Benveniste, Ph. D	56	Director
D. Keith Cobb	66	Director
E. Linn Draper, Jr., Ph.D.	65	Director
Kenneth R. Jensen	63	Director
Robert A. Minicucci	54	Director
John W. Scullion	49	President and Chief Operating Officer
Ivan M. Szeftel	53	Executive Vice President and President, Retail Credit Services
Edward J. Heffernan	44	Executive Vice President and Chief Financial Officer
Dwayne H. Tucker	50	Executive Vice President and President, Transaction Services
Alan M. Utay	42	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary
Daniel P. Finkelman	51	Executive Vice President, Corporate Development and Innovation
Transient C. Taylor	41	Executive Vice President, Human Resources
Robert P. Armiak	45	Senior Vice President and Treasurer
Barry R. Carter	44	Senior Vice President and Information Technology Officer
Michael L. Iaccarino	42	President, Alliance Data U.S. Marketing Services
Michael D. Kubic	51	Senior Vice President, Corporate Controller and Chief Accounting Officer
Bryan A. Pearson	43	President, Alliance Data Loyalty Services
Richard E. Schumacher, Jr.	40	Senior Vice President, Tax

PROPOSAL ONE: RE-ELECTION OF DIRECTORS

Our board of directors is divided into three classes, being divided as equally as possible with each class having a term of three years. Each year the term of office of one class expires. This year, the term of class I directors, currently consisting of three directors, expires. Our nominating/corporate governance committee has recommended to our board of directors and our board of directors has nominated each of the current class I directors, Lawrence M. Benveniste, Ph.D., D. Keith Cobb and Kenneth R. Jensen, for re-election as a director, each to hold office for a term of three years until the annual meeting of stockholders in 2010 and until his respective successor is duly elected and qualified.

Mr. Heffernan and Mr. Kubic, and each of them, as proxies, will have full discretion to cast votes for other persons in the event any nominee is unable to serve. Our board of directors has no reason to believe that any nominee will be unable to serve if elected. If a quorum is present, directors are elected by a plurality of the votes cast, in person or by proxy. This means that the three nominees will be re-elected if they receive more affirmative votes than any other nominee for the same position. Votes marked "For" a nominee will be counted in favor of that nominee. Votes "Withheld" from a nominee have no effect on the vote since a plurality of the votes cast at the annual meeting is required for the re-election of each nominee. Stockholders may not abstain from voting with respect to the election of directors. Stockholders may not cumulate their votes with respect to the election of directors.

The following sets forth information regarding each nominee, and the remaining directors who will continue in office after the annual meeting, including proposed committee memberships.

Class I Nominees for Re-Election to the Board of Directors
(Terms expiring in 2007; if re-elected, terms will expire in 2010)

LAWRENCE M. BENVENISTE, Ph.D. has served as a director since June 2004. Dr. Benveniste has served as the Dean of Goizueta Business School at Emory University since July 2005. Dr. Benveniste served as the Dean of the Carlson School of Management at the University of Minnesota from January 2001 to July 2005, and prior to January 2001 he was an associate dean, the chair of the finance department, and a professor of finance at the Carlson School of Management. He previously served on the faculties of Boston College, Northwestern University, the University of Pennsylvania, the University of Rochester and the University of Southern California. Dr. Benveniste is currently a director of Rimage Corporation. Dr. Benveniste holds a Bachelor's degree from the University of California at Irvine and a Ph.D. in Mathematics from the University of California at Berkeley.

Committees: Compensation

D. KEITH COBB has served as a director since June 2004. Mr. Cobb has served as a business consultant and strategic advisor for a number of companies since 1996. Mr. Cobb completed a six-year term on the Board of the Federal Reserve Bank of Atlanta, Miami Branch in 2002. He spent 32 years as a practicing certified public accountant for KPMG, LLP, including as the National Managing Partner – Financial Services and as a senior member of the firm's management committee. Mr. Cobb was vice chairman and chief executive officer of Alamo Rent-a-Car, Inc. from 1995 until its sale in 1996. Mr. Cobb is currently a director of BankAtlantic Bancorp, Inc., BFC Financial Corp., RHR International, Inc., and the Wayne Huizenga Graduate School of Business and Entrepreneurship at Nova Southeastern University. Mr. Cobb holds a Bachelor's degree from the University of Southern Mississippi.

Committees: Audit (Chair) and Nominating/Corporate Governance

KENNETH R. JENSEN has served as a director since February 2001. Mr. Jensen has served as a business consultant and strategic advisor for a number of companies since July 2006. Mr. Jensen served as the executive vice president, chief financial officer, treasurer and assistant secretary of Fiserv, Inc., a public company engaged in data processing outsourcing, from July 1984 until June 2006. He was named senior executive vice president of Fiserv in 1986. Mr. Jensen is currently a director of Fiserv, Inc. Mr. Jensen holds a Bachelor's degree from Princeton University in Economics, an MBA from the

University of Chicago in Accounting, Economics and Finance and a Ph.D. from the University of Chicago in Accounting, Economics and Finance.

Committees: Audit and Executive

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR EACH OF THE THREE NOMINEES.

Continuing Directors

Class II Directors
(Terms expiring in 2008)

BRUCE K. ANDERSON has served as a director since August 1996. Since March 1979, he has been a partner and co-founder of the investment firm Welsh, Carson, Anderson & Stowe. Prior to that, he spent nine years with Automatic Data Processing, Inc., or ADP, where, as executive vice president and a member of the board of directors, he was active in corporate development and general management. Before joining ADP, Mr. Anderson spent four years in computer marketing with International Business Machines Corporation, or IBM, and two years in consulting. Mr. Anderson is currently a director of Amdocs Limited and Headstrong, Inc. He holds a Bachelor's degree from the University of Minnesota.

Committees: Nominating/Corporate Governance

ROGER H. BALLOU has served as a director since February 2001. Mr. Ballou has been the chief executive officer and a director of CDI Corporation, a public company engaged in providing staffing and outsourcing services, since October 2001. He was a self-employed consultant from October 2000 to October 2001. Before that time, Mr. Ballou had served as chairman and chief executive officer of Global Vacation Group, Inc. from April 1998 to September 2000. Prior to that, he was a senior advisor for Thayer Capital Partners from September 1997 to April 1998. From April 1995 to August 1997, he served as vice chairman and chief marketing officer, then as president and chief operating officer, of Alamo Rent-a-Car, Inc. Mr. Ballou is also currently a director of Fox Chase Bank. Mr. Ballou holds a Bachelor's degree from the Wharton School of the University of Pennsylvania and an MBA from the Tuck School of Business at Dartmouth.

Committees: Audit, Nominating/Corporate Governance (Chair) and Executive

E. LINN DRAPER, JR., Ph.D. has served as a director since February 2005. He has served in an executive and directoral capacity for a number of companies since 1980. Dr. Draper was chairman of the board of American Electric Power Company, Inc., or AEP, for 11 years until his retirement from AEP in 2004, and served as president and chief executive officer of AEP from 1993 to 2003. He was the president of the Ohio Valley Electric Corporation from 1992 until 2004, and was the chairman, president and chief executive officer of Gulf States Utilities Company from 1987 to 1992. Dr. Draper is a director of TransCanada Corporation, Alpha Natural Resources, Inc., NorthWestern Corporation and Temple-Inland Inc. Dr. Draper also serves on the Cornell University Council Board and the University of Texas Engineering Foundation Council. He holds two Bachelor's degrees from Rice University and a Doctorate from Cornell University.

Committees: Compensation

Class III Directors
(Terms expiring in 2009)

ROBERT A. MINICUCCI has served as a director since August 1996. Mr. Minicucci is a general partner with Welsh, Carson, Anderson & Stowe, joining the firm in August 1993. Before joining Welsh Carson, he served as senior vice president and chief financial officer of First Data Corporation from December 1991 to August 1993. Prior to joining First Data Corporation, Mr. Minicucci was treasurer and senior vice president of American Express Company. Mr. Minicucci is currently a director of Amdocs Limited, BancTec Inc., Global Knowledge, Inc., Headstrong, Inc., Ruesch International, Inc., and Electronic Evidence Discovery, Inc. Mr. Minicucci holds a Bachelor's degree from Amherst College and an MBA from Harvard Business School.

Committees: Compensation (Chair) and Executive

J. MICHAEL PARKS, chairman of the board of directors and chief executive officer, joined us in March 1997. From March 1997 until October 2006, Mr. Parks also served as president of Alliance Data Systems Corporation. Before joining us, Mr. Parks was president of First Data Resources, the credit card processing and billing division of First Data Corporation, from December 1993 to July 1994. Mr. Parks joined First Data Corporation in July 1976 where he gained increased responsibility for sales, service, operations and profit and loss management during his 18 years of service. Mr. Parks holds a Bachelor's degree from the University of Kansas.

Committees: Executive

Executive Officers

JOHN W. SCULLION, president and chief operating officer, joined our wholly-owned subsidiary, Loyalty Management Group Canada, Inc., in October 1993, and became our president and chief operating officer in October 2006. Mr. Scullion served as president of Alliance Data Loyalty Services from February 1999 until October 2006, and prior to becoming president, he served as chief financial officer. Prior to that, he served as chief financial officer of The Rider Group from September 1988 to October 1993. Mr. Scullion holds a Bachelor's degree from the University of Toronto. He is a Chartered Accountant in the Province of Ontario.

IVAN M. SZEFTEL, executive vice president and president, Retail Credit Services, joined us in May 1998. Before joining us, he served as a director and chief operating officer of Forman Mills, Inc. from November 1996 to February 1998. Prior to that, he served as executive vice president and chief financial officer of Charming Shoppes, Inc. from November 1981 to January 1996. Mr. Szeftel holds Bachelor's and graduate degrees from the University of Cape Town and is a Certified Public Accountant in the State of Pennsylvania.

EDWARD J. HEFFERNAN, executive vice president and chief financial officer, joined us in May 1998. Before joining us, he served as vice president, mergers and acquisitions for First Data Corporation from October 1994 to May 1998. Prior to that, he served as vice president, mergers and acquisitions for Citicorp from July 1990 to October 1994, and prior to that he served in corporate finance at Credit Suisse First Boston from June 1986 until July 1990. Mr. Heffernan was a director and chair of the audit committee of VALOR Communications Group, Inc. from 2005 until its merger into Windstream Corporation in 2006. Mr. Heffernan holds a Bachelor's degree from Wesleyan University and an MBA from Columbia Business School.

DWAYNE H. TUCKER, executive vice president and president, Transaction Services, joined us in June 1999 as executive vice president for human resources. From June 1999 until September 2003, he served as executive vice president and chief administrative officer. Before joining us, he served as vice president of human resources for Northwest Airlines. Mr. Tucker joined First Data Corporation in March 1990 where he gained increased responsibility for business unit and corporate human resources, operations and profit and loss management during his eight years of service. Mr. Tucker holds a Bachelor's degree from Tennessee State University.

ALAN M. UTAY, executive vice president, general counsel, chief administrative officer and secretary, joined us in September 2001. He is responsible for legal, internal audit, compliance, corporate administration and corporate communications. Before joining us, he served as a partner at Akin Gump Strauss Hauer & Feld LLP, where he practiced law since October 1990. Mr. Utay holds a Bachelor's degree from the University of Texas and a J.D. from the University of Texas School of Law.

DANIEL P. FINKELMAN, executive vice president, corporate development and innovation, joined us in such capacity in July 2004. His responsibilities include enterprise-wide business and growth planning as well as corporate marketing. From January 1998 to July 2004 he served as a director of the company. Mr. Finkelman was employed with Limited Brands as senior vice president of brand and business planning from August 1996 until March 2004. He was self-employed as a consultant from February 1996 to August 1996 and he served as executive vice president of marketing for Cardinal Health, Inc. from May 1994 to February 1996. Prior to that, he was a partner with McKinsey & Company where he was co-leader of the firm's marketing practice. Mr. Finkelman holds a Bachelor's degree from Grinnell College and graduated as a Baker Scholar at Harvard Business School.

TRANSIENT C. TAYLOR, executive vice president, human resources, joined us in August 2005. He is responsible for directing all human resource activities. Before joining us, he served as vice president of human resources for The Home Depot from 2001 to July 2005. Prior to that, he served as director of human resources for Raytheon Telecommunications from 1999 to 2001. Additionally, Mr. Taylor has held senior human resources positions with Westinghouse Electric Corporation and BellSouth Personal Communications. Mr. Taylor holds a Bachelor's degree and MPA from West Virginia University.

ROBERT P. ARMIAK, senior vice president and treasurer, joined us in February 1996. He is responsible for cash management, hedging strategy, financial risk management and capital structure. Before joining us, he held several positions, including most recently treasurer at FTD Inc. from August 1990 to February 1996. Mr. Armiak holds a Bachelor's degree from Michigan State University and an MBA from Wayne State University.

BARRY R. CARTER, senior vice president and information technology officer, joined us in August 2004. He is responsible for the information technology solutions group and remittance processing shared service. Before joining us, Mr. Carter served as senior vice president of portfolio management at United Healthcare. Prior to that, he served as chief information officer of Capital One Auto Finance from August 2000 to May 2004. Additionally, Mr. Carter has held senior executive IT positions with AMR, Sabre and AirTran Airways. Mr. Carter holds a Bachelor's degree from East Carolina University and an MBA from Syracuse University.

MICHAEL L. IACCARINO, president, Alliance Data U.S. Marketing Services, joined our wholly-owned subsidiary, Epsilon, in May 1998. Mr. Iaccarino has served as president and chief executive officer for Epsilon since December 2001 and prior to that, he served as chief financial officer for Epsilon. Prior to that, Mr. Iaccarino served as a senior manager for Price Waterhouse from August 1997 until May 1998. Mr. Iaccarino served as vice president, controller for Summit Technology from January 1991 until August 1997, and he served as a supervising senior manager for KPMG from May 1986 until December 1990. Mr. Iaccarino holds Bachelor's degrees from Boston College and is a Certified Public Accountant in the State of Massachusetts.

MICHAEL D. KUBIC, senior vice president, corporate controller and chief accounting officer, joined us in October 1999. Before joining us, he served as vice president of finance for Kevco, Inc. from March 1999 to October 1999. Prior to that he served as vice president and corporate controller for BancTec, Inc. from September 1993 to February 1998. Mr. Kubic holds a Bachelor's degree from the University of Massachusetts and is a Certified Public Accountant in the State of Texas.

BRYAN A. PEARSON, president, Alliance Data Loyalty Services, joined our wholly-owned subsidiary, Loyalty Management Group Canada, Inc., in November 1992. Mr. Pearson has served as president for the AIR MILES® Reward Program since January 1999 and prior to becoming president, he held various senior management and executive positions within the AIR MILES Reward Program. Mr. Pearson held management positions with Alias Research Inc. from June 1991 until October 1992. Prior to that, he served in brand marketing at Quaker Oats Company of Canada from July 1988 until June 1991. Mr. Pearson holds a BScH degree and MBA from Queen's University.

RICHARD E. SCHUMACHER, JR., senior vice president of tax, joined us in October 1999. He is responsible for corporate tax affairs. Before joining us, he served as tax senior manager for Deloitte & Touche LLP from 1989 to October 1999 where he was responsible for client tax services and practice management and was in the national tax practice serving the banking and financial services industry. Mr. Schumacher holds a Bachelor's degree from Ohio State University and a Master's degree from Capital University Law and Graduate School and is a Certified Public Accountant in the State of Ohio.

CORPORATE GOVERNANCE

Board of Directors and Committees

We are managed under the direction of our board of directors. Under our bylaws, the size of our board of directors may be between six and twelve. We currently have eight directors, including seven non-employee directors. Assuming the stockholders approve Proposal One: Re-Election of Directors, we will continue to have eight directors, including seven non-employee directors.

Our board of directors is divided into three classes of directors and each class serves a three year term. Our board of directors presently has four committees, consisting of the audit committee, the compensation committee, the nominating/corporate governance committee and the executive committee. The charters for each of the committees, as well as our corporate governance guidelines and our Codes of Ethics for our Senior Financial Executives, CEO and Directors, are posted on our web site at http://www.alliancedata.com. These documents are available free of charge to any stockholder from our Corporate Secretary upon written request. Requests should be addressed to: Alan M. Utay, Corporate Secretary, Alliance Data Systems Corporation, 17655 Waterview Parkway, Dallas, Texas 75252.

During 2007, the board of directors met eight times, the audit committee met 12 times, the compensation committee met five times and the nominating/corporate governance committee met four times. Each of our directors attended at least 75% of the meetings of the board of directors and their respective committees. It is our policy that the directors who are up for re-election at the annual meeting attend the annual meeting, and we encourage all other directors to attend the annual meeting if possible. All directors, including those up for re-election at the annual meeting, attended the 2006 annual meeting of stockholders.

Audit Committee

The audit committee currently consists of Roger H. Ballou, D. Keith Cobb and Kenneth R. Jensen. Assuming the stockholders approve Proposal One: Re-Election of Directors, the audit committee will continue to consist of Roger H. Ballou, D. Keith Cobb and Kenneth R. Jensen. Mr. Cobb currently serves as chairman of the audit committee. The primary function of the audit committee is to assist our board of directors in fulfilling its oversight responsibilities by reviewing: (1) the integrity of our financial statements; (2) our compliance with legal and regulatory requirements; (3) the independent accountant's qualifications and independence; and (4) the performance of our internal audit department and the independent accountant. In addition, the audit committee has sole responsibility to: (1) prepare the audit committee report required by the SEC for inclusion in our annual proxy statement; (2) appoint, retain, compensate, evaluate and terminate our independent accountant; (3) approve audit and permissible non-audit services to be performed by our independent accountant; (4) review and approve related party transactions; and (5) establish procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding any questionable accounting or auditing matters. The audit committee adopted and will periodically review the written charter that specifies the scope of the audit committee's responsibilities. Our audit committee members do not simultaneously serve on the audit committees of more than two other public companies.

The audit committee includes three independent members of our board of directors, as such independence is defined by applicable requirements of the New York Stock Exchange, the Sarbanes-Oxley Act of 2002 and rules and regulations of the SEC. As determined by our board of directors, each member of the audit committee is financially literate and two members are audit committee financial experts, as defined by the SEC, with accounting or related financial management expertise as required by the New York Stock Exchange. Each of Mr. Cobb, who currently serves as chairman of the audit committee, and Mr. Jensen is an audit committee financial expert, as defined by the SEC, because he has an understanding of generally accepted accounting principles (GAAP) and financial statements. Each of Mr. Cobb and Mr. Jensen has the ability to assess the general application of GAAP in connection with the accounting for estimates, accruals and reserves. Each has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by our financial statements, or experience actively supervising one or more persons engaged in such activities. Each of Mr. Cobb and Mr. Jensen has an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions. Each acquired these attributes through education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions. Each has also had experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements.

Compensation Committee

The compensation committee currently consists of Lawrence M. Benveniste, E. Linn Draper, Jr. and Robert A. Minicucci. Assuming the stockholders approve Proposal One: Re-Election of Directors, the compensation committee will continue to consist of Lawrence M. Benveniste, E. Linn Draper, Jr. and Robert A. Minicucci. Mr. Minicucci currently serves as chairman of the compensation committee. The compensation committee consists of non-employee directors who are independent as defined by applicable requirements of the New York Stock Exchange, the SEC, and the Internal Revenue Service. None of the members is an executive officer of another company in which one of our executive officers holds a director position.

The compensation committee's primary function is to oversee matters relating to compensation and our benefit plans. Specifically, the compensation committee's responsibilities include, among other duties, the responsibility to: (1) annually review the compensation levels of our executive officers; (2) set salaries for our executive officers, and recommend such matters to the board of directors with respect to our chief executive officer; (3) determine target levels of incentive compensation and corresponding performance objectives, and recommend such matters to the board of directors with respect to our chief executive officer; (4) review and approve our compensation philosophy, programs and plans for associates generally; (5) periodically review director compensation practices and recommend to the board of directors appropriate revisions to such practices; (6) administer specific matters with respect to our equity and certain other compensation plans; and (7) review disclosure related to executive and director compensation in our proxy statements and discuss the Compensation Discussion and Analysis annually with management.

With the assistance of an external compensation consultant, target compensation amounts for our executive officers are determined by the compensation committee and, with respect to the chief executive officer, by the board of directors. Typically, our chief executive officer makes compensation recommendations to the compensation committee with respect to our other executive officers. The compensation committee may accept or adjust the chief executive officer's recommendations in its sole discretion and also makes a recommendation regarding the chief executive officer's compensation to the full board of directors. Material changes to pay levels for individuals are typically made only upon a significant change in job responsibilities.

With the exception of significant promotions and new hires, the compensation committee sets target total direct compensation for our executive officers immediately prior to the beginning of each year. This timing allows us to consider the performance of the company and each potential recipient in the prior year, as well as expectations for the upcoming year. Performance-based cash incentive compensation and long-term equity incentive compensation are awarded as early as practicable in the year, contingent upon the availability of the prior year's financial results, in order to maximize the time period over which the applicable performance incentives apply. Beginning in February 2007, our annual grants of equity-based awards to executive officers will be made on February 21 (or if February 21 falls on a weekend or holiday, the next business day) of each year, or such other pre-determined date following public release of our earnings for the prior year. This is consistent with our practice of granting equity-based awards for new hires, promotions and associates that have joined us as a result of a merger or acquisition on the 21st day of each month (or if the 21st day falls on a weekend or holiday, the next business day). In the event there exists material information that we have not yet disclosed, the compensation committee may delay or defer the grant of any equity-based awards until all disclosures are current.

The compensation committee has the authority to delegate certain of its responsibilities under our compensation and benefits plans. Under our compensation plans, the compensation committee generally may delegate administrative functions to members of management and may delegate other responsibilities under the plans to the extent permitted by applicable law, but the compensation committee generally may not delegate responsibilities with regard to participants subject to Section 16 of the Securities and Exchange Act of 1934, as amended, and may not delegate the responsibility to certify the satisfaction of applicable performance objectives set under the plans. Otherwise, the compensation committee generally may not delegate its responsibilities with regard to the compensation practices of the company.

Compensation Committee Interlocks and Insider Participation

Our compensation committee is currently composed of Messrs. Benveniste, Draper and Minicucci, who are non-employee directors. No member of the compensation committee is or has ever been one of our officers or employees. No interlocking relationship exists between our executive officers or the members of our compensation committee and the board of directors or compensation committee of any other company.

Nominating/Corporate Governance Committee

The nominating/corporate governance committee currently consists of Bruce K. Anderson, Roger H. Ballou and D. Keith Cobb. Assuming the stockholders approve Proposal One: Re-Election of Directors, the nominating/corporate governance committee will continue to consist of Bruce K. Anderson, Roger H. Ballou and D. Keith Cobb. Mr. Ballou currently serves as chairman of the nominating/corporate governance committee. The primary functions of the nominating/corporate governance committee are to: (1) assist the board of directors by identifying individuals qualified to become board members and to recommend to the board of directors the director nominees for the next annual meeting of stockholders (or to fill vacancies); (2) recommend to the board of directors the director nominees for each committee; (3) develop and recommend to the board of directors a set of corporate governance principles applicable to us and to re-evaluate these principles on an annual basis; and (4) lead the board of directors in its annual review of both the board of directors' performance and the Corporate Governance Guidelines. The nominating/corporate governance committee develops criteria for the selection of directors, including procedures for reviewing potential nominees proposed by stockholders. The nominating/corporate governance committee reviews with the board of directors the desired experience, mix of skills and other qualities to assure appropriate board of directors composition, taking into account the current directors and the specific needs of our company and the board of directors. The nominating/corporate governance committee also reviews and monitors the size and composition of the board of directors and its committees to ensure that the requisite number of directors are "independent directors," "non-employee directors" and "outside directors" within the meaning of any rules and laws applicable to us. The members of the nominating/corporate governance committee are independent as defined by applicable requirements of the New York Stock Exchange and rules and regulations of the SEC.

How does the board of directors identify candidates for nomination to the board of directors?

The nominating/corporate governance committee identifies nominees by first evaluating the current members of our board of directors willing to continue in service. Current members of our board of directors with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of our board of directors with that of obtaining a new perspective. The nominating/corporate governance committee has two primary methods, other than those proposed by our stockholders, as discussed below, for identifying new candidates for possible inclusion in our recommended slate of director nominees. First, on a periodic basis, the nominating/corporate governance committee solicits ideas for possible candidates from a number of sources — members of our board of directors, our senior level executives, individuals personally known to the members of the board of directors, and research, including database or Internet searches.

Second, the nominating/corporate governance committee may from time to time use its authority under its charter to retain, at our expense, one or more third-party search firms to identify candidates. If the nominating/corporate governance committee retains one or more search firms, they may be asked to identify possible candidates who meet the minimum and desired qualifications, to interview and screen such candidates (including conducting appropriate background and reference checks), to act as a liaison among the board of directors, the nominating/corporate governance committee and each candidate during the screening and evaluation process, and thereafter to be available for consultation as needed by the nominating/corporate governance committee.

In addition to the methods described above, any of our stockholders entitled to vote for the election of directors may nominate one or more persons for election to our board of directors at an annual meeting of stockholders if the stockholder complies with the nomination requirements set forth in our bylaws and any applicable rules and regulations of the SEC. Such nominations must be made by notice in writing, delivered or mailed by first class U.S. mail, postage prepaid, to our Corporate Secretary not less than 14 days nor more than 50 days prior to any meeting of the stockholders called for the election of directors; provided, however, that if less than 21 days notice of the meeting is given to stockholders, such written notice shall be delivered or mailed, as prescribed above, to our Corporate Secretary not later than the close of the seventh day following the day on which notice of the meeting was mailed to stockholders. Such nominations will not be included in the proxy statement and form of proxy distributed by the board of directors. Each such notice must set forth: (1) the name and address of the nominating stockholder; (2) the name, age, business address and, if known, residence address of each nominee proposed in such notice; (3) the principal occupation or employment of each such nominee; (4) the number of shares of our common stock that are beneficially owned by each such nominee; (5) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors or is otherwise required by the rules and regulations of the SEC promulgated under the Securities Exchange Act of 1934, as amended; (6) the written consent of such person to be named in the proxy statement as a nominee and to serve as a director if elected; and (7) a description of all arrangements or understandings between such stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by such stockholder. Proposals should be addressed to: Alan M. Utay, Corporate Secretary, Alliance Data Systems Corporation, 17655 Waterview Parkway, Dallas, Texas 75252.

How does the board of directors evaluate candidates for nomination to the board of directors?

The nominating/corporate governance committee will consider all candidates identified through the processes described above, and will evaluate each of them, including incumbents, based on the same criteria. Once the nominating/corporate governance committee has identified a candidate, the nominating/corporate governance committee makes an initial determination as to whether to conduct a full evaluation of the candidate. This initial determination is based on information provided to the nominating/corporate governance committee with the recommendation of the candidate, as well as the nominating/corporate governance committee's own knowledge of the candidate, which may be supplemented by inquiries to the person making the recommendation or others. The preliminary determination is based primarily on the need for additional board members to fill vacancies or expand the size of the board of directors and the likelihood that the candidate can satisfy the minimum and desired qualifications set forth in the Corporate Governance Guidelines, as posted on our web site at http://www.alliancedata.com, as well as the applicable qualification requirements of the New York Stock Exchange and the SEC. There are no firm prerequisites to qualify as a candidate for our board of directors, but we seek a diverse group of candidates who possess the background, knowledge, experience, skill sets, and expertise that would strengthen and increase the diversity of the board of directors. We seek those individuals with time to make a significant contribution to the board of directors, to our company, and to our stockholders. Each member of our board of directors is expected to ensure that other existing and planned future commitments do not materially interfere with his or her service as a director. Directors are expected to attend meetings of the board of directors and the board committees on which they serve and to spend the time needed to prepare for meetings. If the nominating/corporate governance committee determines, in consultation with the chairman of the board of directors and other board members as appropriate, that additional consideration is warranted, it may request a third-party search firm to gather additional information about the candidate's background and experience and to report its findings to the nominating/corporate governance committee.

The nominating/corporate governance committee also considers such other relevant factors as it deems appropriate, including the current composition of the board of directors, the balance of management and independent directors and the need for audit committee expertise. In connection with this evaluation, the nominating/corporate governance committee determines whether to interview the candidate, and if warranted, one or more members of the nominating/corporate governance committee, and others as appropriate, will interview candidates in person or by telephone. After completing this evaluation and interview, and the evaluations of other candidates, the nominating/corporate governance committee makes a recommendation to the full board of directors as to the persons who should be nominated by the board of directors, and the board of directors determines the nominees to be recommended to our stockholders after considering the recommendation and report of the nominating/corporate governance committee.

Executive Committee

The executive committee currently consists of Roger H. Ballou, Kenneth R. Jensen, Robert A. Minicucci and J. Michael Parks. Assuming the stockholders approve Proposal One: Re-Election of Directors, the executive committee will continue to consist of Roger H. Ballou, Kenneth R. Jensen, Robert A. Minicucci and J. Michael Parks. The executive committee has the authority to approve acquisitions, divestitures, capital expenditures and leases that were not included in the budget approved by the board of directors, with a total cost of up to $10 million, provided that prior notice of all acquisitions is given to the full board of directors. The executive committee did not meet during 2006.

Executive Session

We regularly conclude our board of directors' meetings with executive sessions. After all non-directors leave the board of directors meeting, Mr. Parks leads the board of directors in a director-only executive session. After Mr. Parks leaves the meeting, Mr. Minicucci then leads the non-management members of the board of directors in an executive session.

Communications with the Board of Directors

The board of directors provides a process for stockholders and interested parties to send communications to the board of directors or any individual director. Stockholders and interested parties may forward communications to the board of directors or any individual director through the Corporate Secretary. Communications should be addressed to Alan M. Utay, Corporate Secretary, Alliance Data Systems Corporation, 17655 Waterview Parkway, Dallas, Texas 75252. All communications will be compiled by the office of the Corporate Secretary and submitted to the board of directors or the individual directors on a periodic basis. Stockholders and interested parties may also submit questions or comments, on an anonymous basis if desired, to the board of directors through our Ethics and Compliance Hotline at (877) 217-6218. Concerns relating to accounting, internal control over financial reporting or auditing matters will be brought to the attention of the audit committee and handled in accordance with our procedures with respect to such matters. We welcome and encourage stockholder communication with the board of directors.

Director Independence

We have adopted general standards for determination of director independence. For a director to be deemed independent, the board of directors must affirmatively determine that the director has no material relationship with us or our affiliates or any member of our senior management or his or her affiliates. This determination is disclosed in the proxy statement for each annual meeting of our stockholders. In making this determination, the board of directors applies the following standards:

- A director who is an employee, or whose immediate family member is an executive officer, of our company may not be deemed independent until three years after the end of such employment relationship. Employment as an interim chairman or chief executive officer will not disqualify a director from being considered independent following that employment.

- A director who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from our company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), may not be deemed independent until three years after he or she ceases to receive more than $100,000 in compensation. Compensation received by a director for former service as an interim chairman, chief executive officer or other executive officer and compensation received by an immediate family member for service as a non-executive employee for us will not be considered in determining independence under this test.

- A director: (1) who is a current partner, or whose immediate family member is a current partner, of a firm that is our company's internal or external auditor; (2) who is a current employee of such firm; (3) who has an immediate family member who is a current employee of such a firm and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or (4) who was, or whose immediate family member was, a partner or employee of such firm and personally worked on our company's audit within that time period may not be deemed independent until three years after the end of the affiliation or the employment or auditing relationship.

- A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of our current executive officers serve on that company's compensation committee may not be deemed independent until three years after the end of such service or the employment relationship.

- A director who is an executive officer, general partner or employee, or whose immediate family member is an executive officer or general partner, of an entity that makes payments to, or receives payments from, us for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or 2% of such other entity's consolidated gross revenues, may not be deemed independent until three years after falling below that threshold.

For relationships not covered by the guidelines above, the determination of whether the relationship is material and, therefore, whether the director would be independent, is made by the board of directors. The board of directors annually reviews the independence of its non-employee directors. Directors have an affirmative obligation to inform the board of directors of any material changes in their circumstances or relationships that may impact their designation as "independent."

The board of directors undertook a review of director independence and considered transactions and relationships between each of the nominees (including their immediate family members) and directors (including their immediate family members), and us (including our subsidiaries and our senior management). As a result of this review, the board of directors affirmatively determined that, as of the record date for the 2007 annual meeting, none of Messrs. Anderson, Ballou, Benveniste, Cobb, Draper, Jensen or Minicucci has a material relationship with us and, therefore, each is independent as defined by the rules and regulations of the SEC, the listing standards of the New York Stock Exchange and Internal Revenue Code Section 162(m).

Code of Ethics

We have adopted codes of ethics that apply to our chief executive officer, chief financial officer, financial executives and board of directors. The Alliance Data Systems Code of Ethics for Senior Financial Executives and CEO and the Code of Ethics for members of the board of directors are posted on our web site, found at http://www.alliancedata.com (we intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to or waiver from a provision of this code of ethics, if any, by posting such information on our web site).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transaction Policy

It is our policy not to enter into any "related party transaction" unless the audit committee approves such transaction in accordance with our related party transaction policy, or the transaction is approved by a majority of disinterested directors of the company. The board of directors has determined that the audit committee is best suited to review and approve related party transactions, although the board of directors may instead determine that a particular related party transaction be reviewed and approved by a majority of disinterested directors. No member of the audit committee shall participate in the review or approval of any related party transaction with respect to which such member is a related party. In reviewing and approving any related party transaction, the audit committee shall:

- satisfy itself that it has been fully informed as to the material facts of the related party's relationship and interest and as to the material facts of the proposed related party transaction; and
- determine that the related party transaction is fair to the company.

For these purposes, a related party is: (1) any person who is, or at any time since the beginning of the company's current fiscal year was, an "executive officer" of the company (as defined in Rule 405 promulgated under the Securities Act of 1933 and Rule 3b-7 promulgated under the Securities Exchange Act of 1934); (2) any person who is, or at any time since the beginning of the company's current fiscal year was, a director of the company or a nominee for director of the company; (3) a person (including an entity or group) known to the company to be the beneficial owner of more than 5% of any class of the company's voting securities; (4) an individual who is an "immediate family member" (including any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law) of a person listed in 1, 2, or 3 above; (5) an entity that is, directly or indirectly, owned or controlled by a person listed in 1, 2, 3, or 4 above; (6) an entity in which a person listed in 1, 2, 3 or 4 above serves as an executive officer or principal or in a similar position, or in the case of a partnership, serves as a general partner or holds any position other than that of a limited partner; (7) an entity in which a person listed in 1, 2, 3 or 4 above, together with all other persons specified in 1, 2, 3 and 4 above, owns 10% or more of the equity interest, or in the case of a partnership, 10% or more of the partnership interest; or (8) an entity at which a person listed in 1, 2, 3 or 4 above is employed if (a) the person is directly involved in the negotiation of the related party transaction or will have or share primary responsibility at such entity for the performance of the related party transaction, or (b) the person's compensation from the entity is directly tied to the related party transaction.

A related party transaction includes any transaction (including any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness)), or series of related transactions, or any material amendment to any such transaction, involving a related party and in which the company or any of its subsidiaries is a participant, other than: (1) a transaction involving compensation of directors (the procedures for the review and approval of such transactions have been set forth in the charter of the compensation committee of the board of directors); (2) a transaction involving compensation of an executive officer or involving an employment agreement, severance arrangement, change in control provision or agreement or special supplemental benefit of an executive officer (the procedures for the review and approval of such transactions have been set forth in the charter of the compensation committee of the board of directors); (3) a transaction with a related party involving less than $120,000; (4) a transaction in which the interest of the related party arises solely from the ownership of a class of the company's equity securities and all holders of that class receive the same benefit on a pro rata basis; (5) a transaction in which the rates or charges involved therein are determined by competitive bids, or a transaction that involves the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority; or (6) a transaction that involves services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.

At each audit committee meeting, management shall recommend any related party transactions, if applicable, to be entered into by the company. After review, the audit committee shall approve or disapprove such transactions and at each subsequently scheduled meeting, management shall update the audit committee as to any material change to those approved transactions. The audit committee shall establish such guidelines as it determines are necessary or appropriate for management to follow in its dealings with related parties in related party transactions.

All related party transactions of which management is aware are required to be disclosed to the audit committee. If management becomes aware of a proposed related party transaction or an existing related party transaction that has not been pre-approved by the audit committee, management is required to promptly notify the chairman of the audit committee and such transactions shall be submitted to the audit committee for their review, consideration and determination of whether to approve or ratify, as applicable, such transaction if the audit committee determines it is fair to the company. If management, in consultation with the company's chief executive officer or chief financial officer, determines that it is not practicable to wait until the next audit committee meeting, the chairman of the audit committee has the delegated authority during the period between audit committee meetings, to review, consider and determine whether any such transaction is fair to the company and whether the transaction should be approved, or ratified, as the case may be. The chairman of the audit committee shall report to the audit committee any transactions reviewed by him or her pursuant to this delegated authority at the next audit committee meeting.

COMPENSATION COMMITTEE REPORT

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement.

This report has been furnished by the current members of the compensation committee.

Robert A. Minicucci, Chair
Lawrence M. Benveniste
E. Linn Draper, Jr.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

We consider our total compensation package integral to our ability to grow and improve our business. By design, we have developed, with the guidance of external compensation consultants, a unique mix of compensation elements. Our total program, assuming sustained above industry-average performance, is designed to reward executive officers and other senior management at competitive levels. However, the total program is also structured to significantly reduce rewards for performance below expectations. The compensation committee believes that this design will attract, retain, and motivate executive officers and other senior management with the quality and profile required to successfully lead the company in our highly competitive and evolving industries.

Objectives of Compensation

The objectives of our compensation program are to retain our executive officers, to reward our executive officers for meeting our growth and profitability objectives and to align the interests of our executive officers with those of our stockholders. The total direct compensation in 2006 for the chief executive officer, chief financial officer and three other most highly compensated executive officers (the ***"NEOs"***), other executive officers and senior management was a combination of three components:

- base salary;
- annual performance-based cash incentive compensation; and
- periodic (typically annual) awards of long-term equity incentive compensation, which may be subject to performance-based or time-based vesting provisions.

We use each component of compensation to satisfy one or more of our compensation objectives. The compensation committee places a significant portion of the overall target compensation for our executive officers "at risk" in the form of performance-based cash incentive compensation and long-term equity incentive compensation. According to the survey results provided by our external compensation consultant, we generally target a greater percentage of executive compensation "at risk" than the average among the surveyed companies.

Retention

We believe that continuity in our executive leadership is critical to our long-term success. To encourage executive retention and foster a focus on long-term results, portions of the equity-based compensation granted to our executive officers are subject to multi-year vesting schedules. In addition, the compensation committee has occasionally granted special retention awards designed to encourage retention of executive officers. Further details of these compensation practices are included below under the caption "Elements of Compensation."

Pay for Performance

Historically, we have targeted 12% revenue growth, 15% EBITDA growth and 18% cash earnings per share, or EPS, growth. The compensation committee selects target performance measures for performance-based cash incentive compensation and long-term equity incentive compensation that it believes are integral to achievement of these growth and profitability objectives, such as annual revenue, cash EPS growth and associate engagement. Performance-based cash incentive compensation and performance-based long-term equity incentive compensation generally pay out or vest only upon achievement of a threshold performance target. Further details of these compensation practices are included below under the caption "Elements of Compensation." EBITDA and cash EPS are defined below under the caption "Non-GAAP Performance Measures."

Alignment with Stockholders

We believe that in addition to the retention benefit associated with executive ownership of our common stock and vested stock options, our executive officers should maintain at least a minimum position in our common stock so that their interests are aligned with those of our stockholders. Under our stock ownership guidelines, we require our chief executive officer to maintain an investment position in our common stock equal to five times his base salary, and we require our chief financial officer and each of our other executive officers to maintain an investment position in our common stock equal to three times their base salary. Further, we require our senior vice presidents to maintain an investment position in our common stock equal to their base salary and our vice presidents to maintain an investment position in our common stock equal to one third of their base salary. Generally, these investment positions must have been met by December 31, 2006, or within five years from the January 1st following the time an executive officer or other senior manager first becomes subject to the stock ownership guidelines. The following table shows the stock ownership levels of our NEOs as of February 28, 2007, the last date on which we verified compliance with these internal stock ownership guidelines:

Name	Title	Stock Ownership Position(1)
J. Michael Parks.	Chairman of the Board of Directors and Chief Executive Officer	42 times base salary
Edward J. Heffernan. .	Executive Vice President and Chief Financial Officer	11 times base salary
Ivan M. Szeftel	Executive Vice President and President, Retail Credit Services	18 times base salary
John W. Scullion	President and Chief Operating Officer	33 times base salary
Dwayne H. Tucker . . .	Executive Vice President and President, Transaction Services	15 times base salary

(1) The share price used for ownership calculations is calibrated periodically under our stock ownership guidelines. Currently the fair market value of our common stock on January 3, 2007, the first trading day of the year, calculated as the average of the high and low prices as reported on the New York Stock Exchange of $63.55 per share, is the basis for the stock ownership position calculation.

Competitive Considerations

In determining appropriate levels of compensation, the compensation committee considers the competitive market for talent and compensation levels provided by comparable companies, to minimize significant differences that could negatively impact our ability to attract and retain exceptional executive officers. The compensation committee, with the assistance of an external compensation consultant, Hewitt Associates, LLC, reviews at least annually the compensation practices at proxy peer companies with whom we compete for business and/or talent, and high performing companies, which we define as companies with annual revenue between $1 billion and $5 billion and three year annualized EPS growth equal to or greater than 18 percent, that are of comparable size and financial performance. For 2006, the companies comprising the survey group included:

- Acxiom Corporation
- Affiliated Computer Services, Inc.
- Convergys Corporation
- DST Systems, Inc.
- Fidelity National Information Services, Inc.
- First Data Corporation
- Fiserv, Inc.
- Global Payments Inc.
- Harte-Hanks, Inc.
- MasterCard Incorporated
- Total System Services, Inc.
- The Western Union Company

Our annual revenues and market capitalization are slightly below the median for this survey group, but our three year total stockholder return and cash EPS growth fall at or near the highest level in the survey group. For purposes of comparing the survey compensation data to our own compensation levels, regression analysis is used to adjust the survey compensation data for differences in revenue. This adjusted value is used as the basis of comparison of compensation between our company and the companies in the survey group.

Generally, the compensation committee targets each component of compensation at a certain percentile of those companies surveyed. For the NEOs and other executive officers, base salary approximates the 60th percentile; total cash compensation, which includes base salary and target performance-based cash incentive compensation, approximates the 75th percentile; and total direct compensation, which includes base salary, target performance-based cash incentive compensation and target long-term equity incentive compensation, approximates the 75th percentile. We believe compensation at these target levels, vis-à-vis the companies surveyed, is appropriate given our record of performing above the average for our peer group. The compensation committee also considers factors such as company performance, individual performance, expected future contributions, prior compensation and retention risk.

Compensation Procedures

With the assistance of an external compensation consultant, target compensation amounts for our executive officers are determined by the compensation committee and, with respect to the chief executive officer, by the board of directors. Typically, our chief executive officer makes compensation recommendations to the compensation committee with respect to our other executive officers. The compensation committee may accept or adjust the chief executive officer's recommendations in its sole discretion and also makes a recommendation regarding the chief executive officer's compensation to the full board of directors. Material changes to pay levels for individuals are typically made only upon a significant change in job responsibilities.

With the exception of significant promotions and new hires, the compensation committee sets target total direct compensation for our executive officers immediately prior to the beginning of each year. This timing allows us to consider the performance of the company and each potential recipient in the prior year, as well as expectations for the upcoming year. Performance-based cash incentive compensation and long-term equity incentive compensation are awarded as early as practicable in the year, contingent upon the availability of the prior year's financial results, in order to maximize the time period over which the applicable performance incentives apply. Beginning in February 2007, our annual grants of equity-based awards to executive officers will be made on February 21 (or if February 21 falls on a weekend or holiday, the next business day) of each year, or such other pre-determined date following public release of our earnings for the prior year. This is consistent with our practice of granting equity-based awards for new hires, promotions and associates that have joined us as a result of a merger or acquisition on the 21st day of each month (or if the 21st day falls on a weekend or holiday, the next business day). In the event there exists material information that we have not yet disclosed, the compensation committee may delay or defer the grant of any equity-based awards until all disclosures are current.

Elements of Compensation

Base Salary

While a large portion of our executive officers' compensation is contingent upon meeting specified performance targets, we pay our executive officers a base salary as fixed compensation for their time, efforts and commitments throughout the year. To aid in attracting and retaining qualified executive officers, the compensation committee seeks to keep base salary competitive. In 2006, the base salary for the NEOs and other executive officers was set at the 60th percentile of surveyed companies, as described above. In determining the appropriate base salary, the compensation committee also considers, among other factors, the nature and responsibility of the position and, to the extent available, salary norms for persons in comparable positions at comparable companies; the expertise of the individual; and the competitiveness in the market for the executive officer's services.

Base salaries for other senior management are set on an annual basis according to salary bands determined relative to market rates, as reported by various external compensation consultants and studies.

Annual Performance-Based Cash Incentive Compensation

Performance-based cash incentive compensation is paid to the NEOs and other executive officers pursuant to the Executive Annual Incentive Plan, which the board of directors adopted on March 31, 2005 and the stockholders approved on June 7, 2005. The purpose of the Executive Annual Incentive Plan is to provide an incentive to our executive officers to contribute to our annual growth and profitability objectives, to retain such executive officers and where possible, to qualify the compensation paid under the Executive Annual Incentive Plan for tax deductibility under Section 162(m) of the Internal Revenue Code. The Executive Annual Incentive Plan focuses on matching rewards with results and encourages executive officers to make significant contributions toward our financial results by providing a basic reward for reaching minimum expectations, plus an upside for reaching our aspirational goals.

Terms of Awards

In 2006, base salary plus target performance-based cash incentive compensation, or total cash compensation, for the NEOs and other executive officers was set at the 75th percentile of surveyed companies, as described above. Each NEO has a target payout amount that is expressed as a percentage of his annualized base salary. For Mr. Parks, the target payout amount was 131% of base salary, for Mr. Heffernan, 110% of base salary, for Mr. Szeftel, 125% of base salary, for Mr. Scullion, 100% of base salary and for Mr. Tucker, 125% of base salary. In addition, our chief executive officer has the discretion, as authorized by the compensation committee, to adjust each payout up or down by up to 10% from the amount communicated to the executive officer.

Guided by our annual growth and profitability objectives of 12% revenue growth, 15% EBITDA growth and 18% cash EPS growth, the payout of performance-based cash incentive compensation for executive officers is generally contingent upon meeting segment specific and/or corporate EBITDA targets, segment specific and/or corporate revenue targets and target levels of associate engagement. We consider associate engagement, which is the extent to which associates are committed, motivated and actively involved in helping our company be successful, to be a critical, non-financial organizational factor that contributes to sustainable business performance and to maintaining a competitive advantage in recruiting, developing and retaining high performing associates. Weightings applicable to each of these components of performance-based cash incentive compensation vary by NEO. For Messrs. Parks and Heffernan, the corporate revenue target accounted for 35-40% of the applicable target payout amount, the corporate EBITDA target accounted for 45-50% and the corporate associate engagement target accounted for 15%. For Messrs. Szeftel, Scullion and Tucker, corporate revenue and EBITDA targets each accounted for 10% of the applicable target payout amount, and segment specific performance targets accounted for the remaining 80%.

For each performance target, payout is determined on a fixed scale, ranging from 65% payout when a minimum percentage of the target is met, 100% payout when 100% of the target is met and a maximum 150% payout when the target is exceeded by a certain percentage, as follows:

	Minimum Payout	Target Payout	Maximum Payout
Corporate and Credit Services Segment....	90% of target achieved	100% of target achieved	110% or more of target achieved
Other Business Segments..........	80% of target achieved	100% of target achieved	120% or more of target achieved

Payout over 100% for the associate engagement component is contingent upon meeting both the applicable EBITDA and revenue targets. Eligibility to receive the revenue component of the performance-based cash incentive compensation is also contingent upon meeting a pre-determined corporate cash EPS growth objective, which for 2006 was $2.16 per share.

Our corporate performance targets for 2006 were $1.68 billion in revenue, $400 million in EBITDA and a 70% associate engagement rate. Segment specific revenue, EBITDA and associate engagement targets vary among the business segments to reflect differences in performance objectives and were generally designed to mirror the degree of difficulty established for corporate performance targets. In accordance with the pre-determined formula for the calculation of performance-based cash incentive compensation payouts and the applicable weightings as set forth above, our NEOs received the payouts of performance-based cash incentive compensation as reflected in the Summary Compensation Table below.

The compensation committee feels that revenue, EBITDA, cash EPS and associate engagement performance measures are integral to achievement of our long-term growth and profitability objectives. However, the compensation committee has discretion to select from numerous performance measures and may employ those performance measures it deems most appropriate for a given year. Additional details of performance-based cash incentive compensation are included below under the caption "Non-Equity Incentive Compensation."

Generally, for other senior management below the executive level, performance-based cash incentive compensation is paid pursuant to incentive compensation plans approved annually by the compensation committee. Each participant has a target payout amount that is expressed as a percentage of his or her annualized base salary. The amount of compensation a participant receives depends on the percentage of performance targets that are achieved. Under the 2006 Incentive Compensation Plan, the critical performance measures were overall corporate and line of business revenue and EBITDA targets, associate engagement, as measured by an annual associate satisfaction survey, and in some cases, individual performance against pre-determined objectives.

Payout over 100% for the associate engagement component is contingent upon meeting both the applicable EBITDA and revenue targets. Payouts are determined on a fixed scale, ranging from 65% payout when a minimum percentage of the target is met, 100% payout when 100% of the target is met and a maximum 150% payout when the target is exceeded by a certain percentage, except that the payout for the individual performance component may not exceed 110%.

We set applicable revenue, EBITDA and cash EPS growth targets at relatively high levels with respect to our past performance. While performance targets have frequently been achieved, we are a young company with historically high rates of growth. As we continue to grow and expand our offerings and client base, we believe these performance targets will become increasingly challenging for our executive officers and management to obtain and will continue to encourage sustained above industry-average growth and high stockholder return.

Waiver or Amendment

Under the Executive Annual Incentive Plan, the compensation committee has the authority to reduce or eliminate an award to a participant after a termination of an executive officer or a reduction in duties and may adjust performance targets or awards to take into account certain significant corporate events or in response to changes in relevant accounting or other rules and regulations. Further, the board of directors or the compensation committee, if so designated by the board of directors, has authority to amend, modify or suspend the Executive Annual Incentive Plan and the terms and provisions of any award granted thereunder that has not yet been paid. Individual payment calculations and amounts under the incentive compensation plans applicable to other senior management may be adjusted or modified at any time with the approval of the chief executive officer, the appropriate executive vice president, the appropriate business manager and the senior director of corporate compensation.

Long-Term Equity Incentive Compensation

We grant long-term equity incentive awards to encourage retention and foster a focus on long-term results, as well as to align the interests of our executive officers with those of our stockholders. In granting these awards, the compensation committee may establish restrictions, performance measures and targets as it deems appropriate. Generally, awards of long-term equity incentive compensation pay out only upon attainment of a threshold level of pre-determined performance targets, such as cash EPS, revenue or EBITDA growth, or continued employment of an executive officer.

In 2006, total direct compensation, which includes base salary, target performance-based cash incentive compensation and target long-term equity incentive compensation, for the NEOs and other executive officers was set at the 75th percentile of surveyed companies, as described above. In determining the size of long-term equity incentive awards, the compensation committee also considers, among other factors, the value of total direct compensation for comparable positions in comparable companies, company and individual performance against strategic plans, the number and value of stock options and restricted stock or restricted stock unit awards previously granted, the allocation of overall equity awards attributed to executive officers relative to all equity awards and the relative proportion of long-term incentives within the total direct compensation mix.

We currently grant long-term equity incentive compensation to the NEOs and other executive officers and senior management pursuant to our 2005 Long Term Incentive Plan and have granted long-term equity incentive compensation that remains outstanding under our prior equity plans, both the 2003 Long Term Incentive Plan and the Amended and Restated Alliance Data Systems Corporation and its Subsidiaries Stock Option and Restricted Stock Plan. The 2005 Long Term Incentive Plan was adopted by the board of directors on March 31, 2005 and approved by stockholders on June 7, 2005. Each of the three plans permit the board of directors to delegate all or a portion of its authority under the plan to the compensation committee, and the board of directors has done so except for purposes of awards to the chief executive officer. The 2003 Long Term Incentive Plan was approved by stockholders in June 2003, and the Amended and Restated Alliance Data Systems Corporation and its Subsidiaries Stock Option and Restricted Stock Plan was approved by stockholders before we became a public company.

Terms of Awards

Long-term equity incentive awards to the NEOs and other executive officers typically consist of a roughly equal mix of: (1) options to purchase our common stock; (2) time-based restricted stock or time-based restricted stock unit awards; and (3) performance-based restricted stock or performance-based restricted stock unit awards. In each case, the executive officer must be employed at the time of vesting to receive the award. Stock options, by their nature, only provide a reward when the price of our common stock appreciates over time, and awards of time-based and performance-based restricted stock or stock units encourage retention and directly build executive stock ownership.

The exercise price for stock options is the fair market value of our common stock on the date of grant, which, according to the terms of each of our equity plans, is equal to the average of the high and low prices on the New York Stock Exchange during the trading hours on the date of grant. Stock options typically vest ratably over three years and expire ten years after the date of grant, if unexercised.

Time-based restricted stock and time-based restricted stock unit awards granted to our executive vice presidents typically vest ratably over a three year period. Performance-based restricted stock unit awards granted to our executive vice presidents in 2006 vested in February 2007 based on 2006 cash EPS growth, with the number of shares ultimately received determined on a fixed scale with a minimum cash EPS growth rate of 10% necessary to receive a minimum 50% of the award, 18% cash EPS growth to receive 100% of the award, and at least 36% cash EPS growth to receive a maximum 200% of the award. These target growth rates were selected to emulate long-term historical S&P 500 performance at the 50th, 75th and 90th percentiles, respectively. For purposes of this calculation, cash EPS includes stock-based compensation expense, net of tax. Based on the company's cash EPS growth in excess of 36% in 2006, our executive vice presidents received 200% of the performance-based restricted stock unit awards granted in 2006. Additional details of long-term equity incentive compensation are included below under the caption "Equity Incentive Compensation."

Awards granted to other senior management are made concurrently with awards to executive officers and are subject to the same general vesting provisions, except with regard to performance-based restricted stock. For performance-based restricted stock granted to senior management below the executive level, no shares may vest unless the minimum 10% cash EPS growth target is obtained, at which point 100% of the shares or units vest.

Waiver or Amendment

Following certain significant corporate events, unusual and non-recurring corporate events or following changes in applicable laws, regulations or accounting principles, the compensation committee has the authority under both the 2005 Long Term Incentive Plan and the 2003 Long Term Incentive Plan to waive performance conditions relating to an award and to make adjustments to any award that the compensation committee feels is appropriate. Further, the compensation committee may reduce payout amounts under performance-based awards if, in the discretion of the compensation committee, such a reduction is appropriate. The compensation committee may not, however, increase the payout amount for any such performance-based award. In addition, these plans do not permit stock options to be "repriced" at a lower exercise price, or otherwise modified or amended in such a manner that would constitute a "repricing." Under both the 2005 Long Term Incentive Plan and the 2003 Long Term Incentive Plan, the compensation committee has the authority to cancel or require repayment of an award in the event a participant or former participant breaches any non-solicitation agreement entered into with the company. Under the Amended and Restated Alliance Data Systems Corporation and its Subsidiaries Stock Option and Restricted Stock Plan, the board of directors or delegated committee thereof has the right to amend any stock option or restricted stock or restricted stock unit award granted to a participant, in most cases subject to the participant's written consent.

2007 Special Award

On January 31, 2007, the compensation committee and the board of directors approved a special award for certain of our executive officers designed to retain and incent those executive officers, consistent with stockholder value, in recognition of the company's proven track record of success attributable to continuity in the executive leadership and the performance of those executive officers. This special award includes cash and performance-based restricted stock units, split 50% cash and 50% performance-based restricted stock units, with a three-year, back-end loaded vesting schedule of 25%, 25% and 50%. The restrictions on the performance-based restricted stock units will lapse contingent upon board of directors approval and meeting a 5% cash EPS growth hurdle for 2007. The executive officer must also be employed on each vesting date in 2008, 2009 and 2010 to receive payout. The cash portion of this special award is pursuant to the Executive Annual Incentive Plan and the performance-based restricted stock unit portion of the special award is pursuant to the 2005 Long Term Incentive Plan, each as described above. The special awards are structured to meet the deductibility requirements of Internal Revenue Code Section 162(m). Business needs and other retention considerations led to differentiation among the individual executive officers in calibrating the special award values.

Executive Deferred Compensation Plan

We adopted the Executive Deferred Compensation Plan in December 2004 as a successor to our former Supplemental Executive Retirement Plan, a substantially similar deferred compensation plan. The purpose of the Executive Deferred Compensation Plan is to help certain key individuals maximize their pre-tax savings and company contributions that are otherwise restricted due to tax limitations. The Executive Deferred Compensation Plan allows the participant to contribute:

- up to 50% of eligible compensation on a pre-tax basis;
- any pre-tax 401(k) contributions that would otherwise be returned because of reaching the statutory limit under Section 415 of the Internal Revenue Code; and
- any retirement savings plan contributions for compensation in excess of the statutory limits.

Account balances accrue interest at a rate of 8.0% per year, which is currently above market rates as defined by the SEC; this interest rate may be adjusted periodically by the committee of management that administers the Executive Deferred Compensation Plan. Further details of the Executive Deferred Compensation Plan are set forth below following the Nonqualified Deferred Compensation table.

Perquisites

With limited exceptions, the compensation committee's policy is to provide personal benefits and perquisites to the NEOs and other executive officers that are substantially similar to those offered to our other associates at or above the level of vice president. The personal benefits and perquisites that may be available in addition to those available to our other associates include enhanced life insurance, long-term disability benefits, an annual physical, company contributions to the Executive Deferred Compensation Plan, travel and related expenses for spouses in connection with company events, and in certain cases, commuting and living expenses. For additional information about the perquisites given to our executive officers in 2006, see the Summary Compensation Table below.

Agreements with Executive Officers

Employment Agreements

We generally do not enter into employment agreements with our associates. However, in connection with some of our acquisitions we have entered into agreements with selected key individuals to ensure the success of the integration of the acquisition and long-term business strategies. Further, we previously entered into employment agreements with Messrs. Parks and Szeftel to ensure their retention throughout the early stages of our growth. The terms of these employment agreements are generally no longer applicable except for certain severance or benefits in the event of a termination. However, pursuant to the terms of our change in control agreements with our executive officers, as described below, if an executive officer becomes entitled to a severance amount under the change in control agreement, the executive officer will not be entitled to severance payments under any other agreement or arrangement, including any employment agreement. The compensation and benefits determinations for Messrs. Parks and Szeftel are currently made by the board of directors and compensation committee, consistent with the company's compensation policies as described in this Compensation Discussion and Analysis. Further details of the employment agreements with Messrs. Parks and Szeftel are set forth below under the caption "Employment Agreements."

Change in Control and Indemnification Agreements

Change in Control Agreements

We believe that executive performance generally may be hampered by distraction, uncertainty and other activities in the event of an actual or threatened change in control event. In order to reduce such adverse effects and encourage fair treatment of our executive officers in connection with any such change in control event, we have entered into a change in control agreement with each of our executive officers, including our NEOs. Payouts under the change in control agreement are triggered upon a qualifying termination, defined in the change in control agreement as: (1) termination by the executive officer for good reason within two years of a change in control event; or (2) termination of the executive officer by the company without cause within two years of a change in control event. With regard to our chief executive officer, termination for good reason or termination without cause must occur within three years of a change in control event. A termination of the executive officer's employment due to disability, retirement or death will not constitute a qualifying termination.

Upon a qualifying termination, the executive officer will be paid all earned and accrued salary due and owing to the executive officer, a pro-rata portion of the executive officer's target bonus, continued medical, dental and hospitalization coverages for a pre-determined period, other benefits due under benefit plans, all accrued and unpaid vacation and a severance amount. For our chief executive officer, the severance amount is equal to three times the sum of his current base salary and target cash incentive compensation, and for our chief financial officer and other executive officers, the severance amount is equal to two times the sum of the executive officer's current base salary and target cash incentive compensation. Any severance amounts to which the executive officer is entitled will be paid in a lump sum within thirty days of execution by the executive officer of a general release. If an executive officer becomes entitled to a severance amount under the change in control agreement, such executive officer will not be entitled to severance payments under any other agreement or arrangement, including any employment agreement.

Additional details of these change in control agreements are set forth below under the caption "Potential Payments upon Termination or Change in Control."

Indemnification Agreements

We have also entered into indemnification agreements with each of our executive officers so that they may serve the company without undue concern for their protection in connection with their services. Under these indemnification agreements, if a current or former executive officer is made a party or is threatened to be made a party, as a witness or otherwise, to any threatened, pending or completed action, suit, inquiry or other proceeding by reason of any action or inaction on his part while acting on behalf of the company, the board of directors may approve payment or reimbursement of properly documented expenses, including judgments, fines, penalties, attorneys' fees and other costs reasonably incurred by the executive officer in connection with such proceeding, to the extent not paid by applicable insurance policies. This indemnification only applies to the extent permitted by Delaware general corporation law, and the company will not be liable for damages or judgments: (1) based upon or attributable to the executive officer gaining any personal profit or advantage to which the executive officer was not legally entitled; (2) with respect to an accounting of profits made from the purchase or sale by the executive officer of securities of the company within the meaning of Section 16(b) of the Securities Exchange Act of 1934, as amended; or (3) resulting from an adjudication that the executive officer committed an act of active and deliberate dishonesty with actual dishonest purpose and intent, which act was material to the cause of action adjudicated.

Reasonability of Compensation

In determining appropriate compensation levels, during the course of 2006 the compensation committee reviewed all forms of executive compensation and balances in equity, retirement and nonqualified deferred compensation plans, including base salary, performance-based cash incentive compensation, long-term equity incentive awards, ratios of vested to unvested equity previously granted to executive officers, realized stock option gains, realizable amounts from equity previously granted to executive officers, the company's contributions to the Alliance Data Systems 401(k) and Retirement Savings Plan and Executive Deferred Compensation Plan, life insurance and long-term disability premiums and the value of any perquisites received for the 2006 performance year. Based on company performance in 2006 and in prior years, and other applicable factors and known information, including the market data provided by the external compensation consultant, the compensation committee, and the board of directors with respect to the chief executive officer, have each determined that the total 2006 compensation paid to executive officers was reasonable and not excessive. As reported in our Annual Report on Form 10-K, in 2006, our revenue increased 28.7% to a record $1.99 billion, compared to $1.55 billion in 2005. Adjusted EBITDA increased 47% to $515.4 million, compared to $350.5 million for 2005. In addition, cash earnings per diluted share increased 52% to $3.14 per share, compared to $2.06 per share in 2005.

Tax Considerations

Section 162(m) of the Internal Revenue Code limits the tax deduction to $1 million for compensation paid to each of certain executive officers of public companies. The compensation committee has considered these requirements and believes that the Executive Annual Incentive Plan and certain grants made under the Amended and Restated Alliance Data Systems Corporation and its Subsidiaries Stock Option and Restricted Stock Plan, the 2003 Long Term Incentive Plan and the 2005 Long Term Incentive Plan meet the requirement that they be "performance-based" and, therefore, compensation paid to our executive officers pursuant to the terms of these plans would generally be exempt from the limitations on deductibility. Our present intention is to comply with Section 162(m) unless the compensation committee feels that compliance in a particular instance would not be in our best interest.

Director Compensation

Members of our board of directors who are also officers or employees of our company do not receive compensation for their services as directors. All directors are reimbursed for reasonable out-of-pocket expenses incurred while serving on the board of directors and any committee of the board of directors. Non-employee director compensation generally includes an annual cash retainer, cash meeting fees and annual equity awards consisting of options to purchase our common stock and restricted stock awards.

The awards of stock options and restricted stock granted in 2006 were granted pursuant to the 2005 Long Term Incentive Plan, as described above. The annual cash retainers and equity awards are paid at the beginning of the director's service year, and prior year meeting fees are paid at the end of the service year. While the restricted stock granted is immediately vested, non-employee directors may not sell or otherwise transfer the stock until one year after their service on the board of directors terminates. The exercise price for stock options granted in 2006 is the fair market value of our common stock on the date of the grant, which, according to the terms of each of our equity plans, is equal to the average of the high and low prices on the New York Stock Exchange during the trading hours on the date of grant. The stock options granted each year to a director vest ratably over the remaining one, two or three years of that director's service term. This means that in addition to length of tenure, the number of exercisable and unexercisable stock options held by each director, as set forth below following the Director Compensation table, will vary by class of director. Stock options expire ten years after the date of grant, if unexercised. Additional details of our director compensation package are included below following the Director Compensation table.

We target a 35% cash and 65% equity mix for non-employee director compensation, with total non-employee director compensation between the 50th and 75th percentile of comparable public companies. We feel this approach to non-employee director compensation is appropriate because: (1) we are a public company; (2) there is an increased focus on corporate governance and has been a corresponding drain to the available talent pool for directors; and (3) we want to align our non-employee director compensation plan with our executive compensation plans.

We offer our non-employee directors the option to defer up to 50% of their cash compensation under our Non-Employee Director Deferred Compensation Plan. Account balances accrue interest at a rate of 8.0% per year, which is currently above market rates as defined by the SEC; this interest rate may be adjusted periodically by the committee of management that administers the Non-Employee Director Deferred Compensation Plan, which committee also administers the Executive Deferred Compensation Plan. Further details of the Non-Employee Director Deferred Compensation Plan are set forth below following the Director Compensation table.

We have entered into an indemnification agreement with each of our directors. These indemnification agreements contain substantially the same terms as described above with respect to our executive officers.

Non-GAAP Performance Measures

As described above, certain performance-based compensation is dependent, in part, upon the attainment of EBITDA and cash EPS targets. EBITDA is a non-GAAP financial measure generally equal to net income, the most directly comparable GAAP financial measure, plus stock compensation expense, provision for income taxes, interest expense, net, depreciation and other amortization and amortization of purchased intangibles. Cash EPS is generally equal to net income per share, but without deduction for non-cash operating expenses, such as amortization of purchased intangibles and stock compensation expense, with an applicable income tax adjustment. We use EBITDA measures as an integral part of our internal reporting to measure the performance of our reportable segments and to evaluate the performance of our senior management, as well as to monitor compliance with financial covenants in our credit agreement and our senior note agreements.

EBITDA measures are considered important indicators of the operational strength of our businesses. EBITDA measures eliminate the uneven effect across all business segments of considerable amounts of non-cash depreciation of tangible assets and amortization of certain intangible assets that were recognized in business combinations. A limitation of this measure, however, is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our businesses. Management evaluates the costs of such tangible and intangible assets, the impact of related impairments, as well as asset sales through other financial measures, such as capital expenditures, investment spending and return on capital. EBITDA measures also eliminate the non-cash effect of stock compensation expense. Stock compensation expense is not included in the measurement of EBITDA provided to the chief operating decision maker for purposes of assessing segment performance and decision making with respect to resource allocations. Therefore, we believe that EBITDA measures provide useful information to our investors regarding our performance and overall results of operations.

EBITDA measures are not intended to be performance measures that should be regarded as an alternative to, or more meaningful than, either operating income or net income as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. In addition, EBITDA measures are not intended to represent funds available for dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The EBITDA measures discussed in this proxy statement may not be comparable to similarly titled measures presented by other companies, and may not be identical to corresponding measures used in our various agreements.

DIRECTOR AND EXECUTIVE OFFICER COMPENSATION

The following tables and accompanying narratives set forth the compensation paid to our chief executive officer, chief financial officer and the next three most highly paid executive officers for the fiscal year ended December 31, 2006.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)[4]	Total ($)
J. Michael Parks . . . . Chairman of the Board of Directors and Chief Executive Officer	2006	$840,000	—	$2,784,859	$1,335,655	$1,572,196	$25,796	$ 75,907	$6,634,413
Edward J. Heffernan . . . . Executive Vice President and Chief Financial Officer	2006	$400,000	$56,579	$1,170,508	$ 408,828	$ 628,650	$ 4,086	$ 48,828	$2,714,479
Ivan M. Szeftel . . . . Executive Vice President and President, Retail Credit Services	2006	$460,000	$66,066	$1,532,637	$ 538,998	$ 825,844	$ 6,831	$ 96,088	$3,526,464
John W. Scullion[5] . . . . President and Chief Operating Officer	2006	$549,622	$91,296[6]	$1,395,903	$ 606,367	$ 792,180	—	$ 58,108	$3,493,476
Dwayne H. Tucker . . . . Executive Vice President and President, Transaction Services	2006	$365,000	$20,224	$1,243,090	$ 413,993	$ 334,020	$ 7,663	$155,469	$2,539,459

(1) This column includes amounts deferred pursuant to the Executive Deferred Compensation Plan, as follows: $95,133 deferred by Mr. Heffernan, $26,892 deferred by Mr. Szeftel and $49,000 deferred by Mr. Tucker.

(2) Amounts in this column represent discretionary increases to Non-Equity Incentive Plan Compensation granted to the executive officers by the chief executive officer, in his sole discretion.

(3) This column includes amounts deferred pursuant to the Executive Deferred Compensation Plan, as follows: $82,227 deferred by Mr. Heffernan, $71,352 deferred by Mr. Szeftel and $177,122 deferred by Mr. Tucker.

(4) See the All Other Compensation table below for further information regarding amounts included in this column.

(5) Amounts included in this row are shown in US Dollars but were paid to Mr. Scullion in Canadian Dollars. We used an exchange rate of .86169 US Dollars per Canadian Dollar, which was the prevailing exchange rate as of December 29, 2006, the last business day of the year, to convert the amounts paid to US Dollars. Because Mr. Scullion resides in Canada and has responsibilities in both Canada and the US, Mr. Scullion is also covered by our Tax Equalization Policy that is generally available to all associates accepting international assignments.

(6) This amount includes $20,000 granted to Mr. Scullion commensurate with his appointment as President and Chief Operating Officer in October 2006, before his compensation was increased.

The amounts reported in the Stock Awards and Option Awards columns reflect the dollar amount, without any reduction for risk of forfeiture, recognized for financial reporting purposes for the fiscal year ended December 31, 2006 of awards of stock options and restricted stock or restricted stock units to each of the NEOs calculated in accordance with the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), and were calculated using certain assumptions, as set forth in Note 13 to our audited financial statements for the fiscal year ended December 31, 2006, included in our Annual Report on Form 10-K, filed with the SEC on February 26, 2007. These amounts may include amounts from awards granted in and prior to 2006. This means that these numbers will be hard to compare with prior proxy statements. To see the value of awards made to the NEOs in 2006, see the Fiscal Year 2006 Grants of Plan Based Awards table below. Awards granted in 2006 and included in the Stock Awards and Option Awards columns were granted pursuant to the 2005

Long Term Incentive Plan, discussed in further detail below under the caption "Equity Incentive Compensation."

The amounts reported in the Non-Equity Incentive Plan Compensation column reflect the amounts earned and paid to each NEO in February 2007 for 2006 performance under the Executive Annual Incentive Plan, as described below under the caption "Non-Equity Incentive Compensation." These amounts are the actual amounts earned under the awards described in the Fiscal Year 2006 Grants of Plan-Based Awards table below. These payout amounts were computed in accordance with the pre-determined formula for the calculation of performance-based cash incentive compensation and the applicable weightings as set forth above in the Compensation Discussion and Analysis, and equate to the following percentages of target payout amounts: for Mr. Parks, 143%; for Mr. Heffernan, 143%; for Mr. Szeftel, 144%; for Mr. Scullion, 144%; and for Mr. Tucker, 73%.

The amounts reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column consist entirely of above-market earnings on compensation deferred pursuant to the Executive Deferred Compensation Plan, as described below following the Nonqualified Deferred Compensation table. Above-market earnings represent the difference between market interest rates determined pursuant to SEC rules and the 8.0% annual interest rate credited by the company on contributions.

All Other Compensation

Name	Registrant Contributions to 401(k) and Retirement Savings Plan	Registrant Contributions to Executive Deferred Compensation Plan	Life Insurance Premiums	Medical and Dental Insurance Premiums	Long-Term Disability Insurance Premiums	Perquisites and Personal Benefits
J. Michael Parks	$16,031	$34,619	$130	$10,722	$ 150	$ 14,255(1)
Edward J. Heffernan	$16,031	$20,093	$528	$10,068	$ 150	$ 1,958(2)
Ivan M. Szeftel	$16,031	$29,483	$607	$10,588	$ 150	$ 39,229(3)
John W. Scullion(4)	—	—	$ 18	$24,875(5)	$10,039(6)	$ 23,176(7)
Dwayne H. Tucker......	$16,031	$12,680	$483	$10,202	$ 150	$115,923(8)

(1) This amount includes supplemental life insurance premiums, an executive physical and travel and related expenses for his spouse in connection with company events.

(2) This amount represents supplemental life insurance premiums.

(3) This amount includes supplemental life insurance premiums, commuting and housing expenses, use of a company vehicle and travel and related expenses for his spouse in connection with company events.

(4) Amounts included in this row are shown in US Dollars but were paid in Canadian Dollars. We used an exchange rate of .86169 US Dollars per Canadian Dollar, which was the prevailing exchange rate as of December 29, 2006, the last business day of the year, to convert the amounts paid to US Dollars.

(5) This amount represents required employer contributions to Canada's health insurance program.

(6) This amount includes both long-term disability insurance premiums and long term illness insurance premiums.

(7) This amount includes supplemental life insurance premiums and travel and related expenses for his spouse in connection with company events.

(8) This amount includes supplemental life insurance premiums, an executive physical, travel and related expenses for his spouse in connection with company events, relocation expenses, $30,780 in commuting expenses, $36,795 in housing expenses and $25,026 in tax reimbursements for housing expenses. These amounts represent the entire amount reimbursed to Mr. Tucker.

Fiscal Year 2006
Grants of Plan-Based Awards

The following table provides information about equity and non-equity awards granted to the NEOs in 2006, including performance-based cash incentive compensation awards and stock option and restricted stock unit awards. Each award is shown separately for each NEO, with the corresponding vesting schedule for each equity award in the footnotes following this table.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards							
Name	Grant Date	Date Authorized by the Board of Directors or Compensation Committee (Relative to Option Awards)	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Under-Lying Options (#)	Exercise or Base Price of Option Awards ($/Sh)[1]	Closing Market Price on Grant Date (Relative to Option Awards)	Full Grant Date Fair Value of Equity Awards Granted in 2006
J. Michael Parks	2/13/06					13,528	27,056[2]	54,112					$1,167,466
J. Michael Parks	2/13/06						27,056[3]						$1,167,466
J. Michael Parks	2/13/06	1/30/06					64,572[4]				$43.01	$43.15	$1,180,376
J. Michael Parks			$715,260	$1,100,000	$1,650,600								
Edward J. Heffernan	2/13/06					4,500	9,001[5]	18,002					$ 388,393
Edward J. Heffernan	2/13/06						9,001[6]						$ 388,393
Edward J. Heffernan	2/13/06	1/30/06					21,482[7]				$43.01	$43.15	$ 392,691
Edward J. Heffernan			$286,000	$ 440,000	$ 660,000								
Ivan M. Szeftel	2/13/06					6,255	12,511[8]	25,022					$ 539,850
Ivan M. Szeftel	2/13/06						12,511[9]						$ 539,850
Ivan M. Szeftel	2/13/06	1/30/06					29,859[10]				$43.01	$43.15	$ 545,823
Ivan M. Szeftel			$373,750	$ 575,000	$ 862,500								
John W. Scullion	2/13/06					6,344	12,688[11]	25,376					$ 547,487
John W. Scullion	2/13/06						12,688[12]						$ 547,487
John W. Scullion	2/13/06	1/30/06					30,281[13]				$43.01	$43.15	$ 553,537
John W. Scullion[14]			$232,428	$ 550,125	$ 825,188								
Dwayne H. Tucker	2/13/06					4,549	9,098[15]	18,196					$ 392,579
Dwayne H. Tucker	2/13/06						9,098[16]						$ 392,579
Dwayne H. Tucker	2/13/06	1/30/06					21,714[17]				$43.01	$43.15	$ 396,932
Dwayne H. Tucker			$296,563	$ 456,250	$ 684,375								

(1) The exercise price for stock options granted in 2006 is the fair market value of our common stock on the date of the grant, which, according to the terms of each of our equity plans, is equal to the average of the high and low prices on the New York Stock Exchange during the trading hours on the date of grant.

(2) The award is for 27,056 shares of common stock represented by performance-based restricted stock units, which could be adjusted up or down at the time of vesting. On 2/16/07, based on the company's cash EPS growth rate in 2006, common stock equal to 200% of the target performance-based restricted stock unit award granted on 2/13/06 was received, resulting in the issuance of an aggregate of 54,112 fully vested shares.

(3) The award is for 27,056 shares of common stock represented by time-based restricted stock units. The restrictions on 8,928 shares lapsed on 2/13/07, and the restrictions will lapse on 8,928 shares on 2/13/08 and on 9,200 shares on 2/13/09.

(4) The award is for options representing 64,572 shares of common stock, of which 21,308 options vested on 2/13/07, 21,309 options will vest on 2/13/08 and 21,955 options will vest on 2/13/09.

(5) The award is for 9,001 shares of common stock represented by performance-based restricted stock units, which could be adjusted up or down at the time of vesting. On 2/16/07, based on the company's cash EPS growth rate in 2006, common stock equal to 200% of the target performance-based restricted stock unit award granted on 2/13/06 was received, resulting in the issuance of an aggregate of 18,002 fully vested shares.

(6) The award is for 9,001 shares of common stock represented by time-based restricted stock units. The restrictions on 2,970 shares lapsed on 2/13/07, and the restrictions will lapse on 2,970 shares on 2/13/08 and on 3,061 shares on 2/13/09.

(7) The award is for options representing 21,482 shares of common stock, of which 7,089 options vested on 2/13/07, 7,089 options will vest on 2/13/08 and 7,304 options will vest on 2/13/09.

(8) The award is for 12,511 shares of common stock represented by performance-based restricted stock units, which could be adjusted up or down at the time of vesting. On 2/16/07, based on the company's cash EPS growth rate in 2006, common stock equal to 200% of the target performance-based restricted stock unit award granted on 2/13/06 was received, resulting in the issuance of an aggregate of 25,022 fully vested shares.

(9) The award is for 12,511 shares of common stock represented by time-based restricted stock units. The restrictions on 4,128 shares lapsed on 2/13/07, and the restrictions will lapse on 4,129 shares on 2/13/08 and on 4,254 shares on 2/13/09.

(10) The award is for options representing 29,859 shares of common stock, of which 9,853 options vested on 2/13/07, 9,853 options will vest on 2/13/08 and 10,153 options will vest on 2/13/09.

(11) The award is for 12,688 shares of common stock represented by performance-based restricted stock units, which could be adjusted up or down at the time of vesting. On 2/16/07, based on the company's cash EPS growth rate in 2006, common stock equal to 200% of the target performance-based restricted stock unit award granted on 2/13/06 was received, resulting in the issuance of an aggregate of 25,376 fully vested shares.

(12) The award is for 12,688 shares of common stock represented by time-based restricted stock units. The restrictions on 4,187 shares lapsed on 2/13/07, and the restrictions will lapse on 4,187 shares on 2/13/08 and on 4,314 shares on 2/13/09.

(13) The award is for options representing 30,281 shares of common stock, of which 9,992 options vested on 2/13/07, 9,993 options will vest on 2/13/08 and 10,296 options will vest on 2/13/09.

(14) Amounts included in this row are shown in US Dollars but were paid to Mr. Scullion in Canadian Dollars. We used an exchange rate of .86169 US Dollars per Canadian Dollar, which was the prevailing exchange rate as of December 29, 2006, the last business day of the year, to convert the amounts paid to US Dollars.

(15) The award is for 9,098 shares of common stock represented by performance-based restricted stock units, which could be adjusted up or down at the time of vesting. On 2/16/07, based on the company's cash EPS growth rate in 2006, common stock equal to 200% of the target performance-based restricted stock unit award granted on 2/13/06 was received, resulting in the issuance of an aggregate of 18,196 fully vested shares.

(16) The award is for 9,098 shares of common stock represented by time-based restricted stock units. The restrictions lapsed on 3,002 shares on 2/13/07, and the restrictions will lapse on 3,002 shares on 2/13/08 and on 3,094 shares on 2/13/09.

(17) The award is for options representing 21,714 shares of common stock, of which 7,165 options vested on 2/13/07, 7,166 options will vest on 2/13/08 and 7,383 options will vest on 2/13/09.

Non-equity incentive plan awards were made pursuant to the Executive Annual Incentive Plan, discussed in further detail below under the caption "Non-Equity Incentive Compensation." Actual payout amounts of these awards have already been determined and were paid in February 2007, and are included in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table above. The amounts in this Fiscal Year 2006 Grants of Plan Based Awards table represent the threshold, target and maximum payout amounts of the awards made in February 2006 to each of the NEOs.

Equity incentive plan awards were granted pursuant to the 2005 Long Term Incentive Plan, discussed in further detail below under the caption "Equity Incentive Compensation." Portions of these awards subsequently vested in February 2007, as indicated in the footnotes to this table. Full grant date fair value of equity awards granted in 2006 is computed in accordance with SFAS 123(R) and reflects the total amount of the award to be spread over the applicable vesting period, as described in the footnotes to this table. The amount recognized for financial reporting purposes under SFAS 123(R) of the target awards granted is included in the Stock Awards and Option Awards columns of the Summary Compensation Table above.

Equity Incentive Compensation

Stock option and restricted stock unit awards granted in 2006 were granted pursuant to the 2005 Long Term Incentive Plan, which was adopted by the board of directors on March 31, 2005 and approved by stockholders on June 7, 2005. The exercise price for stock options granted in 2006 is the fair market value of our common stock on the date of the grant, which, according to the terms of each of our equity plans, is equal to the average of the high and low prices on the New York Stock Exchange during the trading hours on the date of grant. The stock options vest ratably over three years and expire ten years after the date of grant, if unexercised. The first tranche of stock options granted in 2006 vested on February 13, 2007. Time-based restricted stock unit awards granted in 2006 vest ratably over a three year period. The first tranche of time-based restricted stock units granted in 2006 vested on February 13, 2007. Performance-based restricted stock unit awards granted in 2006 vested in February 2007 based on 2006 cash EPS growth, with the number of shares ultimately received determined on a fixed scale with a minimum cash EPS growth rate of 10% necessary to receive a minimum 50% of the award, 18% cash EPS growth to receive 100% of the award, and at least 36% cash EPS growth to receive a maximum 200% of the award. These target growth rates were selected to emulate long-term historical S&P 500 performance at the 50th, 75th and 90th percentiles, respectively. For purposes of this calculation, cash EPS includes stock-based compensation expense, net of tax. Based on the company's cash EPS growth in excess of 36% in 2006, our NEOs received 200% of the performance-based restricted stock unit awards granted in 2006.

Upon termination of an executive officer for cause, all unexercised options granted to such executive officer shall immediately be forfeited. If an executive officer terminates employment for any other reason, including retirement, death or disability but excluding a qualifying termination following a change in control event, such executive officer may, for a limited time period, exercise those options that were exercisable immediately prior to such termination of employment. All unvested shares of restricted stock or restricted stock units granted to an executive officer will be forfeited upon that executive officer's termination of employment for any reason other than a qualifying termination following a change in control event. Additional information regarding change in control events is set forth below under the caption "Potential Payments upon Termination or Change in Control."

The 2005 Long Term Incentive Plan provides for awards of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units and other performance-based awards to selected officers, associates, non-employee directors and consultants performing services for us or any of our affiliates. The 2005 Long Term Incentive Plan is an omnibus plan that gives us flexibility to adjust to changing market forces. On June 13, 2005, we filed a Registration Statement on Form S-8, File No. 333-125770, with the SEC to register an additional 4,750,000 shares of common stock, par value $0.01 per share, that may be issued and sold under the 2005 Long Term Incentive Plan. As of December 31, 2006, as a result of grants made under all of our equity plans, there were 4,872,000 shares of common stock subject to outstanding options at a weighted average exercise price of $30.98, 889,954 shares of time-based restricted stock or time-based restricted stock units and 219,455 shares of performance-based restricted stock or performance-based restricted stock units granted to associates.

The 2005 Long Term Incentive Plan is administered by the compensation committee, which has full and final authority to make awards, establish the terms thereof, and administer and interpret the 2005 Long Term Incentive Plan in its sole discretion unless authority is specifically reserved to the board of directors under the 2005 Long Term Incentive Plan, our certificate of incorporation or bylaws, or applicable law. Following certain significant corporate events, unusual and non-recurring corporate events or following changes in applicable laws, regulations or accounting principles, the compensation committee has the authority under the 2005 Long Term Incentive Plan to waive performance conditions relating to an award, and to make adjustments to any award that the compensation committee feels is appropriate. Further, the compensation committee may reduce payout amounts under performance-based awards if, in the discretion of the compensation committee, such a reduction is appropriate. The compensation committee may not, however, increase the payout amount for any such performance-based award. In addition, the 2005 Long Term Incentive Plan does not permit stock options to be "repriced" at a lower exercise price, or otherwise modified or amended in such a manner that would constitute a "repricing." Under the 2005 Long Term Incentive Plan, the compensation committee has the authority to cancel or require repayment of an award in the event a participant or former participant breaches any non-solicitation agreement entered into with the company.

Any action of the compensation committee with respect to the 2005 Long Term Incentive Plan will be final, conclusive and binding on all persons. The compensation committee may delegate certain responsibilities to our officers or managers. The board of directors may delegate, by a resolution adopted by the board of directors, authority to one or more of our officers to do one or both of the following: (1) designate the officers and employees who will be granted awards under the 2005 Long Term Incentive Plan; and (2) determine the number of shares subject to specific awards to be granted to such officers and employees.

The number of shares that may be delivered upon the exercise of incentive stock options may not exceed 4,000,000. During any calendar year no participant under the 2005 Long Term Incentive Plan may be granted awards of more than 500,000 shares of stock, subject to adjustments. We may reserve for the purposes of the 2005 Long Term Incentive Plan, out of our authorized but unissued shares of stock or out of shares of stock reacquired by us in any manner, or partly out of each, such number of shares of stock as shall be determined by the board of directors. In addition, any shares of stock that were not issued under our predecessor stock plans, including shares subject to awards that may have been forfeited under our predecessor stock plans, may be the subject of awards granted under the 2005 Long Term Incentive Plan. The maximum number of shares of stock available for awards shall be reduced by the number of shares in respect of which the award is granted or denominated. If any stock option is exercised by tendering shares either actually or by attestation, as full or partial payment of the exercise price, the maximum number of shares available shall be increased by the number of shares so tendered. Shares of stock allocable to an expired, canceled, settled or otherwise terminated portion of an award may again be the subject of awards granted thereunder. In addition, any shares of stock withheld for payment of taxes may be the subject of awards granted under this plan and the number of shares equal to the difference between the number of stock appreciation rights exercised and the number of shares delivered upon exercise shall again be available for awards.

The 2005 Long Term Incentive Plan provides for awards of incentive stock options to any person employed by us or by any of our affiliates. The exercise price for incentive stock options granted under the 2005 Long Term Incentive Plan may not be less than 100% of the fair market value of our common stock on the date of grant. If an incentive stock option is granted to an employee who owns 10% or more of our common stock, the exercise price of that stock option may not be less than 110% of the fair market value of our common stock on the date of grant. The 2005 Long Term Incentive Plan also provides for awards of nonqualified stock options to any officers, employees, non-employee directors or consultants performing services for us or our affiliates. The exercise price for nonqualified stock options granted under the 2005 Long Term Incentive Plan may not be less than 100% of the fair market value of our common stock on the date of grant. Under the 2005 Long Term Incentive Plan, stock options generally vest one-third per year over three years and terminate on the tenth anniversary of the date of grant. The 2005 Long Term Incentive Plan gives our board of directors discretion to determine the vesting provisions of each individual stock option. In the event of a change in control, this plan provides that our board of directors may provide for accelerated vesting of stock options.

The compensation committee is authorized under the 2005 Long Term Incentive Plan to grant restricted stock or performance share awards with restrictions that may lapse over time or upon the achievement of specified performance targets. Restrictions may lapse separately or in such installments as the compensation committee may determine. A participant granted restricted stock or performance shares shall have the stockholder rights as may be set forth in the applicable agreement, including, for example, the right to vote the restricted stock or performance shares.

The compensation committee is authorized under the 2005 Long Term Incentive Plan to grant restricted stock unit awards. Until all restrictions upon restricted stock units granted to a participant shall have lapsed, the participant may not be a stockholder of us, nor have any of the rights or privileges of a stockholder of us, including rights to receive dividends and voting rights with respect to the restricted stock units. We will establish and maintain a separate account for each participant who has received an award of restricted stock units, and such account will be credited for the number of restricted stock units granted to such participant. Restricted stock unit awards granted under the 2005 Long Term Incentive Plan may vest at such time or times and on such terms and conditions as the compensation committee may determine. The agreement evidencing the award of restricted stock units will set forth any such terms and conditions. As soon as practicable after each vesting date of an award of restricted stock units, payment will be made in stock (based upon the fair market value of our common stock on the day all restrictions lapse).

The compensation committee is also authorized under the 2005 Long Term Incentive Plan to grant stock appreciation rights, known as SARs. The exercise price per SAR shall be determined by the compensation committee and may not be less than the fair market value of a share of stock on the date of grant. The full or partial exercise of SARs that provide for stock settlement shall be made only by a written notice specifying the number of SARs with respect to which the award is being exercised. Upon the exercise of SARs, the participant is entitled to receive an amount in shares determined by multiplying (a) the appreciation value by (b) the number of SARs being exercised, minus the number of shares withheld for payment of taxes. The compensation committee may limit the number of shares that may be delivered with respect to any award of SARs by including such a limit in the agreement evidencing SARs at the time of grant.

Non-Equity Incentive Compensation

The awards of non-equity incentive compensation made in 2006 were made pursuant to the Executive Annual Incentive Plan, which the board of directors adopted on March 31, 2005 and the stockholders approved on June 7, 2005. The purpose of the Executive Annual Incentive Plan is to provide an incentive to our executive officers to contribute to our annual growth and profitability objectives, to retain such executive officers and where possible, to qualify the compensation paid under the Executive Annual Incentive Plan for tax deductibility under Section 162(m) of the Internal Revenue Code. The Executive Annual Incentive Plan focuses on matching rewards with results and encourages executive officers to make significant contributions toward our financial results by providing a basic reward for reaching minimum expectations, plus an upside for reaching our aspirational goals.

Each NEO has a target payout amount that is expressed as a percentage of his or her annualized base salary. In 2006, for Mr. Parks, the target payout amount was 131% of base salary, for Mr. Heffernan, 110% of base salary, for Mr. Szeftel, 125% of base salary, for Mr. Scullion, 100% of base salary and for Mr. Tucker, 125% of base salary. In addition, our chief executive officer has the discretion, as authorized by the compensation committee, to adjust each payout up or down by up to 10% from the amount communicated to the executive officer. Awards in 2006 were contingent upon meeting segment specific and/or corporate EBITDA targets, segment specific and/or corporate revenue targets and target levels of associate engagement. Weightings applicable to each of these components varied by NEO, as detailed further in the Compensation Discussion and Analysis above. Eligibility to receive the revenue component was also contingent upon meeting a pre-determined corporate cash EPS growth objective, which for 2006 was $2.16 per share. Our corporate performance targets for 2006 were $1.68 billion in revenue, $400 million in EBITDA and a 70% associate engagement rate. Segment specific revenue, EBITDA and associate engagement targets varied among the segments to reflect differences in performance objectives.

For the 2006 performance year, our corporate EBITDA results were 128.9% of target and corporate revenue results were 119% of target. In accordance with the pre-determined formula for the calculation of performance-based cash incentive compensation payouts and the applicable weightings as set forth above in the Compensation Discussion and Analysis, our NEOs received the payouts of performance-based cash incentive compensation as set forth in the Summary Compensation Table and accompanying footnotes above. The performance-based cash incentive compensation payments under the Executive Annual Incentive Plan in respect of the 2006 performance year were paid in February 2007.

Each covered employee (as defined in Section 162(m) of the Internal Revenue Code), executive officer that reports directly to our chief executive officer and any other key employees who are selected by our compensation committee may participate in the Executive Annual Incentive Plan. The Executive Annual Incentive Plan is administered by the compensation committee, which has full and final authority to: (1) select participants; (2) grant awards; (3) establish the terms and conditions of the awards; (4) notify the participants of such awards and the terms thereof; and (5) administer and interpret the Executive Annual Incentive Plan in its full discretion. The compensation committee may delegate certain responsibilities to our officers, one or more members of the compensation committee or the board of directors.

The compensation committee will establish the performance target(s) for each performance award, consisting of one or more business criteria permitted as performance measures, one or more target levels of performance with respect to each such performance measure, and the amount or amounts payable or other rights that the participant will be entitled to upon achievement of such target levels of performance.

Business criteria that may underlie performance measures include, for example, cash EPS, EBITDA or total stockholder return, among others. More than one performance target may be incorporated into an award, in which case achievement with respect to each performance target may be assessed individually or in combination with each other. Performance targets shall be objective and shall otherwise meet the requirements of Section 162(m) of the Internal Revenue Code. Performance targets may differ for performance awards granted to any one participant or to different participants. No participant may be granted awards in excess of $5.0 million in any calendar year.

Under the Executive Annual Incentive Plan, the compensation committee has the authority to reduce or eliminate an award to a participant after a termination of an executive officer or a reduction in duties and may adjust performance targets or awards to take into account certain significant corporate events or in response to changes in relevant accounting or other rules and regulations. Further, the board of directors or the compensation committee, if so designated by the board of directors, has authority to amend, modify or suspend the Executive Annual Incentive Plan and the terms and provisions of any award granted thereunder that has not yet been paid.

Under Section 409A of the Internal Revenue Code, certain awards granted under the Executive Annual Incentive Plan could be determined to be deferred compensation and subject to a 20% excise tax if the terms of the awards do not meet the requirements of Section 409A of the Internal Revenue Code and any regulations or guidance issued thereunder. To the extent applicable, the Executive Annual Incentive Plan is intended to comply with Section 409A of the Internal Revenue Code. To that end, the compensation committee will interpret and administer the Executive Annual Incentive Plan in accordance with Section 409A of the Internal Revenue Code. In addition, any Executive Annual Incentive Plan provision that is determined to violate the requirements of Section 409A of the Internal Revenue Code will be void and without effect, and any provision that Section 409A of the Internal Revenue Code requires that is not expressly set forth in the Executive Annual Incentive Plan will be deemed to be included in the Executive Annual Incentive Plan, and the Executive Annual Incentive Plan will be administered in all respects as if any such provision were expressly included in the Executive Annual Incentive Plan. In addition, the timing of payment of certain awards will be revised as necessary for compliance with Section 409A of the Internal Revenue Code. The compensation committee will establish the duration of each performance period at the time that it sets the performance targets applicable to that performance period. Performance period shall mean a calendar year or such shorter or longer period as designated by the compensation committee.

Executive Deferred Compensation Plan

We adopted the Executive Deferred Compensation Plan in December 2004 as a successor to our former Supplemental Executive Retirement Plan, a substantially similar deferred compensation plan. The purpose of the Executive Deferred Compensation Plan is to help certain key individuals maximize their pre-tax savings and company contributions that are otherwise restricted due to tax limitations. The Executive Deferred Compensation Plan allows the participant to contribute:

- up to 50% of eligible compensation on a pre-tax basis;
- any pre-tax 401(k) contributions that would otherwise be returned because of reaching the statutory limit under Section 415 of the Internal Revenue Code; and
- any retirement savings plan contributions for compensation in excess of the statutory limits.

Account balances accrue interest at a rate of 8.0% per year, which is currently above market rates as defined by the SEC; this interest rate may be adjusted periodically by the committee of management that administers the Executive Deferred Compensation Plan. Further details of the Executive Deferred Compensation Plan are set forth below following the Nonqualified Deferred Compensation table.

Other Compensation Plans

Alliance Data Systems 401(k) and Retirement Savings Plan

The Alliance Data Systems 401(k) and Retirement Savings Plan is a defined contribution plan that is qualified under Section 401(k) of the Internal Revenue Code of 1986. Contributions made by associates or by us to the 401(k) and Retirement Savings Plan, and income earned on these contributions, are not taxable to associates until withdrawn from the 401(k) and Retirement Savings Plan. The 401(k) and Retirement Savings Plan covers U.S. employees, who are at least 21 years old, of ADS Alliance Data Systems, Inc., one of our wholly owned subsidiaries, and any other subsidiary or affiliated organization that adopts this 401(k) and Retirement Savings Plan. In addition, seasonal or "on-call" associates must complete a year of eligibility service before they may participate in the 401(k) and Retirement Savings Plan. We, and all of our U.S. subsidiaries, are currently covered under the 401(k) and Retirement Savings Plan.

We amended our 401(k) and Retirement Savings Plan effective January 1, 2004 to better benefit the majority of our associates. The new 401(k) and Retirement Savings Plan is an IRS approved safe harbor plan design that eliminates the need for most discrimination testing. Eligible associates can participate in the 401(k) and Retirement Savings Plan immediately upon joining us and after six months of employment begin receiving company matching contributions. On the first three percent of savings, we match dollar-for-dollar. An additional fifty cents for each dollar an associate contributes is matched for savings of more than three percent and up to five percent of pay. All company matching contributions are immediately vested. In addition to the company match, we may make an additional annual contribution based on our profitability. This contribution, subject to board of directors approval, is based on a percentage of pay and is subject to a separate five-year vesting schedule.

In 2006, we made regular matching contributions under the 401(k) and Retirement Savings Plan as described in the preceding paragraph, and an additional discretionary matching contribution was approved by our board of directors in an amount equal to 2% of the participant's compensation (as defined in the 401(k) and Retirement Savings Plan) during the 2006 plan year up to the Social Security wage base, and 4% of any compensation in excess of the Social Security wage base. The discretionary matching contribution vests 20% over five years for participants with less than five years of service. All of these contributions vest immediately if the participating associate retires at age 65 or later, becomes disabled, dies or if the 401(k) and Retirement Savings Plan terminates.

On July 20, 2001, we registered 1,500,000 shares of our common stock for issuance in accordance with our 401(k) and Retirement Savings Plan pursuant to a Registration Statement on Form S-8, File No. 333-65556.

Employment Agreements

We generally do not enter into employment agreements with our associates. However, in connection with some of our acquisitions we have entered into agreements with selected key individuals to ensure the success of the integration of the acquisition and long-term business strategies. Further, we previously entered into employment agreements with Messrs. Parks and Szeftel, as described below, to ensure their retention throughout the early stages of our growth. The terms of these employment agreements are generally no longer applicable except for certain severance or benefits in the event of a termination, as described below. However, pursuant to the terms of our change in control agreements with our executive officers, as described below, if an executive officer becomes entitled to a severance amount under the change in control agreement, the executive officer will not be entitled to severance payments under any other agreement or arrangement, including any employment agreement. The compensation and benefits determinations for Messrs. Parks and Szeftel are currently made by the board of directors and compensation committee, consistent with the company's compensation policies as described herein.

J. Michael Parks. We entered into an employment agreement with Mr. Parks effective March 10, 1997 pursuant to which he serves as chairman of the board of directors and chief executive officer. The agreement provided that Mr. Parks would receive a minimum annual base salary of $475,000 and an annual incentive bonus of $400,000 for fiscal year 1997, based on the achievement of our financial goals, with a bonus of $100,000 guaranteed for the first two years. Under the agreement, we granted Mr. Parks options to purchase 333,332 shares of our common stock at an exercise price of $9.00 per share, all of which have been exercised. Additionally, Mr. Parks is entitled to participate in our 401(k) and Retirement Savings Plan, our Executive Annual Incentive Plan and any other employee benefits as provided to other executive officers. Under this agreement, Mr. Parks is entitled to 18 months of continued base salary and benefits if terminated for any reason other than a qualifying termination following a change in control event, which is governed by the terms of the change in control agreement discussed below under the caption "Potential Payments upon Termination or Change in Control."

Ivan M. Szeftel. We entered into an employment agreement with Mr. Szeftel dated May 4, 1998 pursuant to which he serves as the president of our retail services division. The agreement provides that Mr. Szeftel is entitled to receive a minimum annual base salary of $325,000, subject to increases based on annual reviews. Under the agreement, we granted Mr. Szeftel options to purchase 111,111 shares of our common stock at an exercise price of $9.00 per share, all of which have been exercised. Mr. Szeftel is entitled to participate in our 401(k) and Retirement Savings Plan, our Executive Annual Incentive Plan and any other benefits as provided to other executive officers. Except in connection with a change in control event, which is governed by the terms of the change in control agreement discussed below under the caption "Potential Payments upon Termination or Change in Control," this agreement provides for a severance payment equal to 12 months base salary if we terminate Mr. Szeftel's employment without cause or if Mr. Szeftel terminates his employment for good reason. We may elect to make this severance payment as a lump sum or in installments. If we elect to pay the severance amount in installments, Mr. Szeftel will be entitled to continued benefits for a period of 12 months. Mr. Szeftel's employment agreement contains definitions for the terms "termination without cause" and termination for "good reason." "Termination without cause" includes termination for any reason other than the commission of a felony, dishonesty, fraud, material misrepresentation, willful misconduct and gross neglect of responsibilities. "Good reason" for termination by Mr. Szeftel includes the occurrence of any of the following events: (1) a material change in job title, position or responsibilities; (2) a change in required home base or work location; or (3) any material breach by the company of the terms of the employment agreement.

Fiscal Year 2006
Outstanding Equity Awards at Fiscal Year-End

The following table provides information on the holdings of stock options and restricted stock and restricted stock units by the NEOs. This table includes unexercised and unvested stock options and unvested restricted stock and unvested restricted stock units. Each equity award is shown separately for each NEO, with the corresponding vesting schedule for each award in the footnotes following this table.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options - Exercisable (#)	Number of Securities Underlying Unexercised Options - Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
J. Michael Parks	63,131			$ 9.90	5/6/09				
J. Michael Parks	230,000			$15.00	8/31/10				
J. Michael Parks	109,388			$12.00	6/7/11				
J. Michael Parks	106,203			$24.03	6/23/13				
J. Michael Parks	85,332	43,959[1]		$31.38	2/2/14				
J. Michael Parks	19,346	39,280[2]		$41.32	2/3/15				
J. Michael Parks		64,572[3]		$43.01	2/13/16				
J. Michael Parks						41,197[4]	$2,573,577		
J. Michael Parks						38,167[5]	$2,384,292		
Edward J. Heffernan . .	28,699			$24.03	6/23/13				
Edward J. Heffernan . .	22,926	11,809[6]		$31.38	2/2/14				
Edward J. Heffernan . .	6,381	12,956[7]		$41.32	2/3/15				
Edward J. Heffernan . .		21,482[8]		$43.01	2/13/16				
Edward J. Heffernan . .						19,591[9]	$1,223,850		
Edward J. Heffernan . .						9,001[10]	$ 562,292		
Ivan M. Szeftel.	52,001			$15.00	8/31/10				
Ivan M. Szeftel.	42,528			$24.03	6/23/13				
Ivan M. Szeftel.	27,788	14,315[11]		$31.38	2/2/14				
Ivan M. Szeftel.	8,947	18,166[12]		$41.32	2/3/15				
Ivan M. Szeftel.		29,859[13]		$43.01	2/13/16				
Ivan M. Szeftel.						24,977[14]	$1,560,313		
Ivan M. Szeftel.						12,511[15]	$ 781,562		
John W. Scullion.	53,334			$15.00	8/31/10				
John W. Scullion.	40,325			$12.00	6/7/11				
John W. Scullion.	35,723			$24.03	6/23/13				
John W. Scullion.	22,926	11,809[16]		$31.38	2/2/14				
John W. Scullion.	6,887	13,985[17]		$41.32	2/3/15				
John W. Scullion.	16,460	8,231[18]		$41.32	2/3/15				
John W. Scullion.		30,281[19]		$43.01	2/13/16				
John W. Scullion.						20,686[20]	$1,292,254		
John W. Scullion.						12,688[21]	$ 792,619		
Dwayne H. Tucker . . .	21,839			$15.00	8/31/10				
Dwayne H. Tucker . . .	1			$12.00	6/7/11				
Dwayne H. Tucker . . .	33,171			$24.03	6/23/13				
Dwayne H. Tucker . . .	22,230	11,452[22]		$31.38	2/2/14				
Dwayne H. Tucker . . .	5,402	10,968[23]		$41.32	2/3/15				
Dwayne H. Tucker . . .	1,519	3,085[24]		$40.82	3/31/15				
Dwayne H. Tucker . . .		21,714[25]		$43.01	2/13/16				
Dwayne H. Tucker . . .						23,090[26]	$1,442,432		
Dwayne H. Tucker . . .						16,098[27]	$1,005,642		

(1) These 43,959 options subsequently vested on 2/2/07.

(2) 19,346 options subsequently vested on 2/3/07; the remaining 19,934 options will vest on 2/3/08.

(3) 21,308 options subsequently vested on 2/13/07; 21,309 options are scheduled to vest on 2/13/08 and 21,955 options are scheduled to vest on 2/13/09.

(4) Shares and stock units subject to time-based restrictions. The restrictions subsequently lapsed on 6,965 shares on 2/5/07 and on 8,928 units on 2/13/07; the restrictions are scheduled to lapse on 7,176 shares on 2/3/08, on 8,928 units on 2/13/08 and on 9,200 units on 2/13/09.

(5) Shares and stock units subject to performance-based restrictions. The restrictions on 11,111 shares of performance-based restricted stock granted 2/3/05 subsequently lapsed on 2/5/07. In addition, on 2/16/07, based on the company's cash EPS growth rate in 2006, 200% of the performance-based restricted stock unit award granted on 2/13/06 was received, resulting in the issuance of an additional 27,056 shares.

(6) These 11,809 options subsequently vested on 2/2/07.

(7) 6,381 options subsequently vested on 2/3/07; the remaining 6,575 options are scheduled to vest on 2/3/08.

(8) 7,089 options subsequently vested on 2/13/07; 7,089 options are scheduled to vest on 2/13/08 and 7,304 options are scheduled to vest on 2/13/09.

(9) Shares and stock units subject to time-based restrictions. The restrictions subsequently lapsed on 2,297 shares on 2/5/07 and on 2,970 units on 2/13/07; the restrictions are scheduled to lapse on 5,926 shares on 12/9/07, on 2,367 shares on 2/3/08, on 2,970 units on 2/13/08 and on 3,061 units on 2/13/09.

(10) Stock units subject to performance-based restrictions. Subsequently, on 2/16/07, based on the company's cash EPS growth rate in 2006, 200% of the performance-based restricted stock unit award granted on 2/13/06 was received, resulting in the issuance of an additional 9,001 shares.

(11) These 14,315 options subsequently vested on 2/2/07.

(12) 8,947 options subsequently vested on 2/3/07; the remaining 9,219 options are scheduled to vest on 2/3/08.

(13) 9,853 options subsequently vested on 2/13/07; 9,853 options are scheduled to vest on 2/13/08 and 10,153 options are scheduled to vest on 2/13/09.

(14) Shares and stock units subject to time-based restrictions. The restrictions subsequently lapsed on 3,221 on 2/5/07 and on 4,128 units on 2/13/07; the restrictions are scheduled to lapse on 5,926 shares on 12/9/07, on 3,319 shares on 2/3/08, on 4,129 units on 2/13/08 and on 4,254 units on 2/13/09.

(15) Stock units subject to performance-based restrictions. Subsequently, on 2/16/07, based on the company's cash EPS growth rate in 2006, 200% of the performance-based restricted stock unit award granted on 2/13/06 was received, resulting in the issuance of an additional 12,511 shares.

(16) These 11,809 options subsequently vested on 2/2/07.

(17) 6,887 options subsequently vested on 2/3/07; the remaining 7,098 options are scheduled to vest on 2/3/08.

(18) These 8,231 options are scheduled to vest on 12/9/07.

(19) 9,992 options subsequently vested on 2/13/07; 9,993 options are scheduled to vest on 2/13/08 and 10,296 options are scheduled to vest on 2/13/09.

(20) Shares and stock units subject to time-based restrictions. The restrictions subsequently lapsed on 2,480 shares on 2/5/07 and on 4,187 units on 2/13/07; the restrictions are scheduled to lapse on 2,963 shares on 12/9/07, on 2,555 shares on 2/3/08, on 4,187 units on 2/13/08 and on 4,314 units on 2/13/09.

(21) Stock units subject to performance-based restrictions. Subsequently, on 2/16/07, based on the company's cash EPS growth rate in 2006, 200% of the performance-based restricted stock unit award granted on 2/13/06 was received, resulting in the issuance of an additional 12,688 shares.

(22) These 11,452 options vested on 2/2/07.

(23) 5,402 options subsequently vested on 2/3/07; the remaining 5,566 options are scheduled to vest on 2/3/08.

(24) 1,519 options subsequently vested on 2/3/07; the remaining 1,566 options are scheduled to vest on 2/3/08.

(25) 7,165 options subsequently vested on 2/13/07; 7,166 options are scheduled to vest on 2/13/08 and 7,383 options are scheduled to vest on 2/13/09.

(26) Shares and stock units subject to time-based restrictions. The restrictions subsequently lapsed on 2,495 shares on 2/5/07, on 3,002 units on 2/13/07 and on 3,000 shares on 3/31/07; the restrictions are scheduled to lapse on 5,926 shares on 12/9/07, on 2,571 shares on 2/3/08, on 3,002 units on 2/13/08 and on 3,094 units on 2/13/09.

(27) Shares and stock units subject to performance-based restrictions. The restrictions on 7,000 shares of performance-based restricted stock granted 3/31/05 subsequently lapsed on 3/31/07. In addition, on 2/16/07, based on the company's cash EPS growth rate in 2006, 200% of the performance-based restricted stock unit award granted on 2/13/06 was received, resulting in the issuance of an additional 9,098 shares.

Portions of these awards subsequently vested in February and March 2007, as indicated in the footnotes to this table. Market values of the restricted stock and restricted stock unit awards shown in this table are based on the closing market price of our common stock as of December 31, 2006, which was $62.47, and assume the satisfaction of applicable vesting conditions. For additional information about the stock option and restricted stock and restricted stock unit awards, see the description of the 2005 Long Term Incentive Plan above under the caption "Equity Incentive Compensation."

Fiscal Year 2006
Option Exercises and Stock Vested

The following table provides information on stock option exercises and restricted stock and restricted stock units vested during 2006.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
J. Michael Parks	238,888	$10,100,982	41,924[(1)]	$1,890,077
Edward J. Heffernan	81,737[(2)]	$ 3,022,703	16,089[(3)]	$ 845,282
Ivan M. Szeftel	69,714	$ 2,899,649	20,177[(4)]	$1,032,639
John W. Scullion	78,985	$ 3,317,693	13,933	$ 692,518
Dwayne H. Tucker	22,518	$ 643,069	16,963[(5)]	$ 885,340

(1) Of the 41,924 shares acquired by Mr. Parks on vesting, 13,474 shares were withheld to pay withholding taxes.

(2) 1,699 shares were delivered by Mr. Heffernan in payment of the exercise price of 6,918 employee stock options.

(3) Of the 16,089 shares acquired by Mr. Heffernan on vesting, 5,113 shares were withheld to pay withholding taxes.

(4) Of the 20,177 shares acquired by Mr. Szeftel on vesting, 7,093 shares were withheld to pay withholding taxes.

(5) Of the 16,963 shares acquired by Mr. Tucker on vesting, 5,417 shares were withheld to pay withholding taxes.

All values in this table reflect gross amounts before payment of any applicable withholding tax and broker commissions. For Stock Awards, the value realized on vesting is calculated by multiplying the number of shares vested by the average of the high and low prices of our common stock on the New York Stock Exchange during the trading hours on the date of vesting.

Nonqualified Deferred Compensation

The table below provides information on the nonqualified deferred compensation of the NEOs in 2006, including contributions by each NEO and by the company and earnings on contributions credited during 2006.

Name	Executive Contributions in Last Fiscal Year ($)[(1)]	Registrant Contributions in Last Fiscal Year ($)[(2)]	Aggregate Earnings in Last Fiscal Year ($)[(3)]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
J. Michael Parks	—	$34,619	$160,225	—	$2,108,312
Edward J. Heffernan	$95,134	$20,093	$ 25,331	—	$ 375,059
Ivan M. Szeftel	$97,338	$29,483	$ 42,376	—	$ 598,456
John W. Scullion	—	—	—	—	—
Dwayne H. Tucker	$49,000	$12,680	$ 47,576	—	$ 650,369

(1) All amounts in this column were included in the Salary and Non-Equity Incentive Compensation columns of the Summary Compensation Table above.

(2) All amounts in this column were included in the All Other Compensation column of the Summary Compensation Table above.

(3) The amounts in this column include all interest accrued on contributions under the Executive Deferred Compensation Plan. The above-market portion of such earnings, as defined by the SEC, is included in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column of the Summary Compensation Table above.

Executive Deferred Compensation Plan

We adopted the Executive Deferred Compensation Plan in December 2004 as a successor to our former Supplemental Executive Retirement Plan, a substantially similar deferred compensation plan. The purpose of the Executive Deferred Compensation Plan is to help certain key individuals maximize their pre-tax savings and company contributions that are otherwise restricted due to tax limitations. Eligibility under the Executive Deferred Compensation Plan requires an individual to: (1) be a regular, full-time U.S. employee of ADS Alliance Data Systems, Inc., one of our wholly owned subsidiaries; (2) receive a base salary equal to or greater than $150,000 on an annual basis, or have received total compensation on an annual basis of at least $170,000 as of December 31, 2003 and have not fallen below that amount in any subsequent year; and (3) be a participant in the Alliance Data Systems 401(k) and Retirement Savings Plan. The Executive Deferred Compensation Plan allows the participant to contribute:

- up to 50% of eligible compensation on a pre-tax basis;
- any pre-tax 401(k) contributions that would otherwise be returned because of reaching the statutory limit under Section 415 of the Internal Revenue Code; and
- any retirement savings plan contributions for compensation in excess of the statutory limits.

At the time of enrollment, a participant may direct the company to withhold a percentage of the participant's base salary and also, provided the enrollment is effective no later than April 1st of the applicable year, the performance-based cash incentive compensation earned for services performed in the year. The percentage selected for each type of compensation is determined by the participant and may be any whole number percentage up to 50%. A participant may terminate an election to make contributions to the Executive Deferred Compensation Plan at any time during the year, but may not decrease or increase the election until the next calendar year. In addition, we will allocate to the participant any contributions to the Alliance Data Systems 401(k) and Retirement Savings Plan that would otherwise have been returned to the participant as a result of the limit imposed by the Internal Revenue Code on such 401(k) contributions. This allocation includes non-matching retirement contributions and discretionary profit-sharing contributions to the Alliance Data Systems 401(k) and Retirement Savings Plan that were similarly restricted. Loans are not available under the Executive Deferred Compensation Plan. Contributions made under the Executive Deferred Compensation Plan are unfunded and generally subject to the claims of our general unsecured creditors.

Each participant is 100% vested in his or her own contributions. A participant becomes 100% vested in the retirement savings plan contributions after five continuous years of service. In the event of a change in control, as defined under the Executive Deferred Compensation Plan, participants will be 100% vested in their retirement savings plan contributions, and we will establish a rabbi trust to which we will contribute sufficient assets to fully fund all accounts under the Executive Deferred Compensation Plan. The assets in the rabbi trust will remain subject to the claims of our unsecured creditors. Account balances accrue interest at a rate of 8.0% per year, which is above market rates as defined by the SEC; this interest rate may be adjusted periodically by the committee of management that administers the Executive Deferred Compensation Plan.

A participant who is actively employed generally may not withdraw or otherwise access any amounts credited under the Executive Deferred Compensation Plan. However, at the time a participant elects to make elective contributions, that participant may elect to have all contributions made pursuant to that election for that year distributed as of January 1 of any subsequent year, subject however, to any restriction imposed under Internal Revenue Code Section 409A. The distribution shall be made within 60 days of the specified date or, if earlier, the date required in the event of cessation of employment, retirement or disability, as described below. Furthermore, amounts may be withdrawn in the event of an "unforeseeable emergency," within the meaning of Internal Revenue Code Section 409A(a)(2)(B)(ii). Any such early withdrawal must be approved by the committee of management administering the Executive Deferred Compensation Plan and may not exceed the amount necessary to meet the emergency, taking into account other assets available to the participant, as well as any taxes incurred as a result of the distribution. If the committee of management administering the Executive Deferred Compensation Plan approves a distribution on this basis, the distribution shall be made as soon as practicable thereafter; and the participant's right to make elective contributions shall be suspended until the first day of the following year. If a participant ceases to be actively employed, retires or becomes disabled, the participant will receive the value of his or her account within 60 days of the end of the quarter in which he or she became eligible for the distribution unless the participant is a Specified Employee under Internal Revenue Code Section 409A, in which case distributions are delayed for six months following the end of the quarter in which the participant becomes eligible for the distribution, unless the executive officer dies before that time. Under current Internal Revenue Code Section 409A, each of our NEOs is considered a Specified Employee. In the event of termination due to death, the balance of the account will be distributed in one lump sum to the executive officer's designated beneficiary. A distribution from the Executive Deferred Compensation Plan is taxed as ordinary income and is not eligible for any special tax treatment. The Executive Deferred Compensation Plan is designed and administered to comply with the Internal Revenue Code Section 409A regulations.

Potential Payments upon Termination or Change in Control

Termination Following a Change in Control Event

We believe that executive performance generally may be hampered by distraction, uncertainty and other activities in the event of an actual or threatened change in control event. In order to reduce such adverse effects and encourage fair treatment of our executive officers in connection with any such change in control event, we have entered into a change in control agreement with each of our executive officers, including our NEOs.

Qualifying Terminations

Payouts under the change in control agreement are triggered upon a qualifying termination, defined in the change in control agreement as: (1) termination by the executive officer for good reason within two years of a change in control event; or (2) termination of the executive officer by the company without cause within two years of a change in control event. With regard to our chief executive officer, termination for good reason or termination without cause must occur within three years of a change in control event. A termination of the executive officer's employment due to disability, retirement or death will not constitute a qualifying termination.

Pursuant to the change in control agreement, "cause" for termination includes: (1) material breach of an executive officer's covenants or obligations under any applicable employment agreement or offer letter or any other agreement for services or non-compete agreement; (2) continued failure after written notice from the company or any applicable affiliate to satisfactorily perform assigned job responsibilities or to follow the reasonable instructions of the executive officer's superiors, including, without limitation, the board of directors; (3) commission of a crime constituting a felony (or its equivalent) under the laws of any jurisdiction in which we or any of our applicable affiliates conducts business or other crime involving moral turpitude; or (4) material violation of any material law or regulation or any policy or code of conduct adopted by the company or engaging in any other form of misconduct which, if it were made public, could reasonably be expected to adversely affect the business reputation or affairs of the company or of an affiliate. The board of directors, in good faith, shall determine all matters and questions relating to whether the executive officer has been discharged for cause. Pursuant to the change in control agreement, "good reason" for termination by the executive officer includes the occurrence of any of the following events, in each case without the executive officer's consent: (1) lessening of the executive officer's responsibilities; (2) a reduction of at least five percent in the executive officer's annual salary and/or incentive compensation; or (3) the company's requiring the executive officer to be based anywhere other than within 50 miles of the executive officer's place of employment at the time of the occurrence of the change in control, except for reasonably required travel to the extent substantially consistent with the executive officer's business travel obligations as in existence at the time of the change in control. If an executive is party to an employment agreement, offer letter or any other agreement for services with us that contains a definition for either "cause" or "good reason" and that agreement is in effect at the time of termination of employment, the definition in that agreement will prevail over the definition contained in the change in control agreement described here.

Payments and Benefits Following a Qualifying Termination

Upon a qualifying termination, the executive officer will be paid all earned and accrued salary due and owing to the executive officer, a pro-rata portion of the executive officer's target bonus, continued medical, dental and hospitalization coverages for a pre-determined period, as described below, other benefits due under benefit plans, all accrued and unpaid vacation and a severance amount. For our chief executive officer, the severance amount is equal to three times the sum of his current base salary and target cash incentive compensation, and for our chief financial officer and other executive officers, the severance amount is equal to two times the sum of the executive officer's current base salary and target cash incentive compensation. Any severance amounts to which the executive officer is entitled will be paid in a lump sum within thirty days of execution by the executive officer of a general release. If an executive officer ceases to be actively employed following a change in control, he or she will receive the value of his or her deferred compensation account, if any, no earlier than six months following the end of the quarter in which the termination occurred, unless the executive officer dies before that time.

After a qualifying termination, the executive officer and his or her dependents are eligible to receive equivalent medical, dental and hospitalization coverages and benefits as provided to the executive officer immediately prior to the change in control event or qualifying termination. For our chief executive officer, such coverage and benefits will continue for a period of 36 months following a qualifying termination, and for our chief financial officer and other executive officers, for a period of 24 months following a qualifying termination. The change in control agreement further provides that if any payments or benefits that the executive officer receives are subject to the "golden parachute" excise tax imposed under Section 4999 of the Internal Revenue Code, the executive officer will be entitled to a "gross-up" payment so that the executive officer is placed in the same after-tax position as if no excise tax had been imposed.

Impact on Outstanding Equity

In the event of a change in control, all equity awards made to the executive officer that remain outstanding generally remain subject to the terms and conditions set forth in any governing plan or award documents applicable to the equity awards. Our equity plans provide that our board of directors may accelerate vesting of stock options and restricted stock or restricted stock units in the event of a change in control. Further, in the event of a qualifying termination within twelve months of a change in control event, all restrictions on stock options and restricted stock or restricted stock units will lapse. Stock options will be exercisable following a qualifying termination until the earlier of the end of the option term or the end of the one year period following a qualifying termination.

Other General Terms of the Change in Control Agreement

The change in control agreement provides a mechanism to resolve disputes, does not constitute a contract of employment, and automatically renews every three years unless we provide 90 days advance written notice of our intent to terminate.

Other Termination Events

Generally, our executive officers are not entitled to any payments, benefits or any accelerated vesting or lapse of restrictions with respect to their outstanding equity awards following a termination for reasons other than a qualifying termination in connection with a change in control event. While we previously entered into employment agreements with Messrs. Parks and Szeftel to ensure their retention throughout the early stages of our growth, the terms of these employment agreements are generally no longer applicable except for certain severance or benefits in the event of a termination, as described below. Further, pursuant to the terms of our change in control agreements with our executive officers, as described above, if an executive officer becomes entitled to a severance amount under the change in control agreement, the executive officer will not be entitled to severance payments under any other agreement or arrangement, including any employment agreement.

J. Michael Parks. We entered into an employment agreement with Mr. Parks effective March 10, 1997 pursuant to which he serves as chairman of the board of directors and chief executive officer. Under this agreement, Mr. Parks is entitled to 18 months of continued base salary and benefits if terminated for any reason other than a qualifying termination in connection with a change in control event, which is governed by the terms of the change in control agreement discussed above.

Ivan M. Szeftel. We entered into an employment agreement with Mr. Szeftel dated May 4, 1998 pursuant to which he serves as the president of our retail services division. Except in connection with a qualifying termination in connection with a change in control event, which is governed by the terms of the change in control agreement discussed above, Mr. Szeftel's agreement provides for a severance payment equal to 12 months base salary if we terminate Mr. Szeftel's employment without cause or if Mr. Szeftel terminates his employment for good reason. We may elect to make this severance payment as a lump sum or in installments. If we elect to pay the severance amount in installments, Mr. Szeftel will be entitled to continued benefits for a period of 12 months. Mr. Szeftel's employment agreement contains definitions for the terms "termination without cause" and termination for "good reason." "Termination without cause" includes termination for any reason other than the commission of a felony, dishonesty, fraud, material misrepresentation, willful misconduct and gross neglect of responsibilities. "Good reason" for termination by Mr. Szeftel includes the occurrence of any of the following events: (1) a material change in job title, position or responsibilities; (2) a change in required home base or work location; or (3) any material breach by the company of the terms of the employment agreement. Pursuant to the terms of the change in control agreement, these definitions in Mr. Szeftel's employment agreement apply in lieu of those set forth in the change in control agreement described above.

Impact on Outstanding Equity

Upon termination of an executive officer for cause, all unexercised options granted to the executive officer will immediately be forfeited. If an executive officer terminates employment for any other reason, including retirement, death or disability, but excluding a qualifying termination in connection with a change in control event, as described above, the executive officer may, for a limited time period, exercise those options that were exercisable immediately prior to his or her termination of employment. All unvested shares of restricted stock or restricted stock units granted to an executive officer will be forfeited upon that executive officer's termination of employment for any reason other than a qualifying termination in connection with a change in control event, as described above.

Distribution of Deferred Compensation

If an executive officer ceases to be actively employed, retires or becomes disabled, he or she will receive the value of his or her deferred compensation account, if any, no earlier than six months following the end of the quarter in which the termination occurred, unless the executive officer dies before that time. In the event of termination due to death, the balance of the account will be distributed in one lump sum to the executive officer's designated beneficiary.

The following tables show estimated payouts in the event of a termination of employment in the circumstances described above, assuming such event occurred as of December 31, 2006.

J. Michael Parks

Payments and Benefits Upon Separation	Change in Control: Termination Without Cause or Termination by Executive Officer for Good Reason	Termination for Any Reason Other Than Change in Control
Severance Amount	$5,820,000(1)	$1,260,000(2)
Pro Rata Target Cash Incentive Compensation for 2006	$1,100,000	—
Benefits	$ 32,165	$ 16,083
Accelerated Equity	$8,411,898(3)	—
Excise Tax and Gross-Up	$2,330,747(4)	—

(1) Represents the severance amount payable pursuant to the change in control agreement described above, and is equal to three times the sum of Mr. Parks' current base salary and target cash incentive compensation.

(2) Represents the salary continuation pursuant to Mr. Parks' employment agreement, as described above, and is equal to 18 months current base salary.

(3) Represents the intrinsic value of Mr. Parks' accelerated stock options and the value of Mr. Parks' accelerated restricted stock and restricted stock units as if exercised or sold on December 31, 2006, calculated in each case using the closing price of our common stock on December 29, 2006 ($62.47).

(4) Represents the gross-up payment in respect of the excise tax imposed by Section 4999 of the Internal Revenue Code, so that Mr. Parks would be placed in the same after-tax position as if no excise tax had been imposed.

Ivan M. Szeftel

Payments and Benefits Upon Separation	Change in Control: Termination Without Cause or Termination by Executive Officer for Good Reason	Termination Without Cause or Termination by Executive Officer for Good Reason	Termination for Any Other Reason
Severance Amount	$2,070,000(1)	$460,000(2)	—
Pro Rata Target Cash Incentive Compensation for 2006	$ 575,000	—	—
Benefits	$ 21,177	$ 10,588(3)	—
Value of Accelerated Equity	$3,755,258(4)	—	—
Excise Tax and Gross-Up(5)	—	—	—

(1) Represents the severance amount pursuant to the change in control agreement described above, and is equal to two times the sum of Mr. Szeftel's current base salary and target cash incentive compensation.

(2) Represents the severance amount pursuant to Mr. Szeftel's employment agreement, as described above, and is equal to 12 months current base salary.

(3) Depending on how we elect to pay Mr. Szeftel the severance amount, benefits may or may not be continued during the one year severance period.

(4) Represents the intrinsic value of Mr. Szeftel's accelerated stock options and the value of Mr. Szeftel's accelerated restricted stock and restricted stock units as if exercised or sold on December 31, 2006, calculated in each case using the closing price of our common stock on December 29, 2006 ($62.47).

(5) We have determined that the payments to Mr. Szeftel in the event of a qualifying termination following a change in control event on December 31, 2006 are not "excess parachute payments" for purposes of Section 280G of the Internal Revenue Code, and are therefore not subject to excise tax and a corresponding gross-up payment.

Edward J. Heffernan

Payments and Benefits Upon Separation	Change in Control: Termination Without Cause or Termination by Executive Officer for Good Reason	Termination for Any Reason Other Than Change in Control
Severance Amount	$1,680,000(1)	—
Pro Rata Target Cash Incentive Compensation for 2006	$ 440,000	—
Benefits	$ 20,137	—
Value of Accelerated Equity	$2,845,343(2)	—
Excise Tax and Gross-Up(3)	—	—

(1) Represents the severance amount pursuant to the change in control agreement described above, and is equal to two times the sum of Mr. Heffernan's current base salary and target cash incentive compensation.

(2) Represents the intrinsic value of Mr. Heffernan's accelerated stock options and the value of Mr. Heffernan's accelerated restricted stock and restricted stock units as if exercised or sold on December 31, 2006, calculated in each case using the closing price of our common stock on December 29, 2006 ($62.47).

(3) We have determined that the payments to Mr. Heffernan in the event of a qualifying termination following a change in control event on December 31, 2006 are not "excess parachute payments" for purposes of Section 280G of the Internal Revenue Code, and are therefore not subject to excise tax and a corresponding gross-up payment.

John W. Scullion(1)

Payments and Benefits Upon Separation	Change in Control: Termination Without Cause or Termination by Executive Officer for Good Reason	Termination for Any Reason Other Than Change in Control
Severance Amount	$2,199,494(2)	—
Pro Rata Target Cash Incentive Compensation for 2006	$ 550,125	—
Benefits	$ 49,749(3)	—
Value of Accelerated Equity	$3,511,152(4)	—
Excise Tax and Gross-Up(5)	—	—

(1) Amounts included in this table are shown in US Dollars but would be paid to Mr. Scullion in Canadian Dollars.

(2) Represents the severance amount pursuant to the change in control agreement described above, and is equal to two times the sum of Mr. Scullion's current base salary and target cash incentive compensation.

(3) Represents amounts that would be paid on behalf of Mr. Scullion in connection with the Canadian Employer Health Insurance Supplement.

(4) Represents the intrinsic value of Mr. Scullion's accelerated stock options and the value of Mr. Scullion's accelerated restricted stock and restricted stock units as if exercised or sold on December 31, 2006, calculated in each case using the closing price of our common stock on December 29, 2006 ($62.47).

(5) We have determined that the payments to Mr. Scullion in the event of a qualifying termination following a change in control event on December 31, 2006 are not "excess parachute payments" for purposes of Section 280G of the Internal Revenue Code, and are therefore not subject to excise tax and a corresponding gross-up payment.

Dwayne H. Tucker

Payments and Benefits Upon Separation	Change in Control: Termination Without Cause or Termination by Executive Officer for Good Reason	Termination for Any Reason Other Than Change in Control
Severance Amount	$1,642,500(1)	—
Pro Rata Target Cash Incentive Compensation for 2006	$ 456,250	—
Benefits	$ 20,404	—
Value of Accelerated Equity	$3,525,435(2)	—
Excise Tax and Gross-Up(3)	—	—

(1) Represents the severance amount pursuant to the change in control agreement described above, and is equal to two times the sum of Mr. Tucker's current base salary and target cash incentive compensation.

(2) Represents the intrinsic value of Mr. Tucker's accelerated stock options and the value of Mr. Tucker's accelerated restricted stock and restricted stock units as if exercised or sold on December 31, 2006, calculated in each case using the closing price of our common stock on December 29, 2006 ($62.47).

(3) We have determined that the payments to Mr. Tucker in the event of a qualifying termination following a change in control event on December 31, 2006 are not "excess parachute payments" for purposes of Section 280G of the Internal Revenue Code, and are therefore not subject to excise tax and a corresponding gross-up payment.

Director Compensation

Name(1)	Fees Earned or Paid in Cash ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Bruce K. Anderson	$44,500	$34,024	$57,261	—	—	—	$135,785
Roger H. Ballou	$64,500	$34,024	$57,261	—	$100	—	$155,885
Lawrence M. Benveniste, Ph.D.	$51,000	$34,024	$66,127	—	$100	—	$151,251
D. Keith Cobb	$60,500	$34,024	$66,127	—	—	—	$160,651
E. Linn Draper, Jr., Ph.D.	$51,000	$34,633	$41,026	—	$100	—	$126,759
Kenneth R. Jensen	$64,500	$34,024	$73,932	—	—	—	$172,456
Robert A. Minicucci	$54,000	$34,024	$51,704	—	—	—	$139,728

(1) J. Michael Parks, Chairman of the Board of Directors and Chief Executive Officer, is not included in this table because he is an associate of the company and thus receives no compensation for his service as a director. The compensation received by Mr. Parks as an associate of the company is shown in the Summary Compensation Table above.

(2) This column includes amounts deferred pursuant to the Non-Employee Director Deferred Compensation Plan, as follows: $15,000 deferred by Mr. Ballou, $15,000 deferred by Mr. Benveniste and $15,000 deferred by Mr. Draper.

(3) The full grant date fair value under SFAS 123(R) of awards made in 2006 is $24,553.38.

(4) The full grant date fair value under SFAS 123(R) of awards made in 2006 is $33,342.93.

The amounts reported in the Stock Awards and Option Awards columns reflect the dollar amount, without any reduction for risk of forfeiture, recognized for financial reporting purposes for the fiscal year ended December 31, 2006 of awards of stock options and restricted stock to each of the directors calculated in accordance with the provisions of SFAS 123(R), and were calculated using certain assumptions, as set forth in Note 13 to our audited financial statements for the fiscal year ended December 31, 2006, included in our Annual Report on Form 10-K, filed with the SEC on February 26, 2007. These amounts may include amounts from awards granted in and prior to 2006. This means that these numbers will be hard to compare with prior proxy statements. The full grant date fair value of these Stock Awards and Option Awards granted in 2006, calculated in accordance with SFAS 123(R) and indicated by footnote to this table, reflects the total amount of the awards to be spread over the applicable vesting period. Awards granted in 2006 and included in the Stock Awards and Option Awards columns were granted pursuant to the 2005 Long Term Incentive Plan, discussed in further detail above under the caption "Equity Incentive Compensation."

The amounts reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column are comprised entirely of above-market earnings on compensation deferred pursuant to the Non-Employee Director Deferred Compensation Plan, as described below. Above-market earnings represent the difference between market interest rates determined pursuant to SEC rules and the 8.0% annual interest rate credited by the company on contributions.

Director Aggregate Outstanding Equity Awards at Fiscal Year-End

Name	Stock Awards (#)[1]	Option Awards Exercisable (#)	Option Awards Unexercisable (#)
Bruce K. Anderson	2,786	53,102	4,889
Roger H. Ballou	2,786	11,102	4,889
Lawrence M. Benveniste, Ph.D.	1,695	4,230	5,553
D. Keith Cobb	1,695	4,230	5,553'
E. Linn Draper, Jr., Ph.D.	1,251	2,316	4,889
Kenneth R. Jensen	2,786	52,438	5,553
Robert A. Minicucci	2,786	55,479	2,512

(1) Stock awards listed in this column are fully vested but may not be sold or otherwise transferred until one year after the applicable director's service on the board of directors terminates.

Members of our board of directors who are also officers or officers or employees of our company do not receive compensation for their services as directors. All directors are reimbursed for reasonable out-of-pocket expenses incurred while serving on the board of directors and any committee of the board of directors. For the 2005 — 2006 term of the board of directors, beginning in June 2005 and ending in June 2006, non-employee director compensation included:

- an annual cash retainer of $30,000;
- a cash fee per board of directors meeting of $1,500;
- a cash fee per committee meeting for committee members (other than committee chairs) of $1,000;
- a cash fee per committee meeting for committee chairs of $1,500; and
- an annual equity award valued at $80,000, delivered 70% in nonqualified stock options and 30% in restricted stock (the stock options are valued using the Binomial-Lattice model, which uses the 45-day average closing price multiplied by the binomial value as determined by an outside consultant, and the number of shares of restricted stock is determined using the 45-day average closing price).

The non-employee director compensation package was revised for the 2006 — 2007 term of the board of directors, beginning in June 2006 and ending in June 2007, to better align the company's total board of directors compensation package with market competitive rates. While the meeting fees and annual equity award remain unchanged, the annual cash retainer was increased from $30,000 to $40,000 and the following cash retainers were added:

- audit committee chair retainer of $10,000;
- audit committee member retainer of $2,500;

- compensation committee chair retainer of $5,000; and
- nominating/corporate governance committee chair retainer of $5,000.

The annual cash retainers and equity awards are paid at the beginning of the director's service year, and prior year meeting fees are paid at the end of the service year. While the restricted stock granted is immediately vested, non-employee directors may not sell or otherwise transfer the stock until one year after their service on the board of directors terminates. The exercise price for stock options granted in 2006 is the fair market value of our common stock on the date of the grant, which, according to the terms of each of our equity plans, is equal to the average of the high and low prices on the New York Stock Exchange during the trading hours on the date of grant. The stock options granted each year to a director vest ratably over the remaining one, two or three years of that director's service term. This means that in addition to length of tenure, the number of exercisable and unexercisable stock options held by each director, as set forth above, will vary by class of director. Stock options expire ten years after the date of grant, if unexercised. During 2006, we granted a total of 3,206 shares of our common stock and 17,584 stock options to the board of directors, in each case, pursuant to the 2005 Long Term Incentive Plan.

We offer our non-employee directors the option to defer up to 50% of their cash compensation under our Non-Employee Director Deferred Compensation Plan. Any non-employee director is eligible to participate in the Non-Employee Director Deferred Compensation Plan. To be eligible to make contributions, a director must complete and file an enrollment form prior to the beginning of the calendar year in which the director performs the services for which the election is to be effective. Participants are always 100% vested in their contributions and related earnings. Account balances accrue interest at a rate of 8.0% per year, which is currently above market rates as defined by the SEC; this interest rate may be adjusted periodically by the committee of management that administers the Non-Employee Director Deferred Compensation Plan, which committee also administers the Executive Deferred Compensation Plan.

REPORT OF THE AUDIT COMMITTEE

The audit committee of the board of directors assists the board of directors in fulfilling its oversight responsibilities by reviewing: (1) the integrity of the company's financial statements; (2) the company's compliance with legal and regulatory requirements; (3) the independent accountant's qualifications and independence; and (4) the performance of the company's internal audit department. The audit committee appoints, compensates, and oversees the work of the independent accountant. The audit committee reviews with the independent accountant the plans and results of the audit engagement, approves and pre-approves professional services provided by the independent accountant, considers the range of audit and non-audit fees, and reviews the adequacy of the company's financial reporting process. The audit committee met with the independent accountant without the presence of any of the other members of the board of directors or management and met with the full board of directors without the presence of the independent accountant to help ensure the independence of the independent accountant. The board of directors has adopted a written charter for the audit committee, posted at http://www.alliancedata.com.

The audit committee obtained from the independent accountant, Deloitte & Touche LLP, a formal written statement describing all relationships between the company and the independent accountant that might bear on the accountant's independence, and has discussed with the independent accountant the independent accountant's independence. Consistent with the Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," as amended, the audit committee has satisfied itself that the non-audit services provided by the independent accountant are compatible with maintaining the independent accountant's independence. The audit committee reviewed with the independent accountant the matters required to be discussed by Statement on Auditing Standards No. 61, "Communications with Audit Committees," as amended, issued by the Auditing Standards Board of the American Institute of Certified Public Accountants. The lead audit partner having primary responsibility for the audit and the concurring audit partner will be rotated at least every five years. The audit committee also discussed with management, internal audit, and the independent accountant the quality and adequacy of the company's disclosure controls and procedures. In addition, the audit committee reviewed with internal audit the risk-based audit plan, responsibilities, budget, and staffing.

The audit committee reviewed and discussed with management, internal audit and the independent accountant the company's system of internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act of 2002. The audit committee discussed the classification of deficiencies under standards established by the Public Company Accounting Oversight Board (United States). Management determined and the independent accountant concluded that no identified deficiency, nor the aggregation of same, rose to the level of a material weakness based on the independent accountant's judgment.

The audit committee reviewed and discussed with management and the independent accountant the audited financial statements for the year ended December 31, 2006. Management has the responsibility for the preparation of the financial statements and the reporting process. The independent accountant has the responsibility for the examination of the financial statements and expressing an opinion on the conformity of the audited financial statements with accounting principles generally accepted in the United States. Based on the review and discussions with management and the independent accountant as described in this report, the audit committee recommended to the board of directors that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC.

This report has been furnished by the current members of the audit committee.

D. Keith Cobb, Chair
Roger H. Ballou
Kenneth R. Jensen

PROPOSAL TWO: RATIFICATION OF THE SELECTION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

During fiscal year 2006, Deloitte & Touche LLP served as the independent registered public accounting firm for the company and also provided certain tax and other audit-related services. See "Fees and Services" below. A representative of Deloitte & Touche LLP is expected to be present at the 2007 annual meeting and will have an opportunity to make a statement if so desired and to answer appropriate questions from the stockholders.

In connection with the audit of the 2006 financial statements, we entered into an engagement letter with Deloitte & Touche LLP which set forth the terms by which Deloitte & Touche LLP performed audit services for us. That engagement letter is subject to a limitation on our right to assign or transfer a claim without the prior written consent of Deloitte & Touche LLP. The audit committee does not believe that such provision limits the ability of stockholders to seek redress from Deloitte & Touche LLP.

Required Vote and Recommendation

If a quorum is present and a majority of the shares represented, in person or by proxy, and entitled to vote are in favor of Proposal Two, the selection of Deloitte & Touche LLP as the independent registered public accounting firm of the company for 2007 will be ratified. Votes marked "For" Proposal Two will be counted in favor of ratification of the selection of Deloitte & Touche LLP as the independent registered public accounting firm of the company for 2007. An "Abstention" with respect to Proposal Two will not be voted on that item, although it will be counted for purposes of determining the number of shares represented and entitled to vote. Accordingly, an "Abstention" will have the effect of a vote "Against" Proposal Two. Except as otherwise directed and except for those proxies representing shares held in the ADS Stock Fund portion of the Alliance Data Systems 401(k) and Retirement Savings Plan for which no voting preference is indicated, proxies solicited by the board of directors will be voted to approve the selection by the audit committee of Deloitte & Touche LLP as the independent registered public accounting firm of the company for the fiscal year ending December 31, 2007.

Stockholder ratification of the selection of Deloitte & Touche LLP as the company's independent registered public accounting firm is not required by our bylaws or otherwise. However, the board of directors is submitting the selection of Deloitte & Touche LLP to the stockholders for ratification. If the stockholders do not ratify the selection, the audit committee will reconsider whether it is appropriate to select a different independent registered public accounting firm. In such event, the audit committee may retain Deloitte & Touche LLP, notwithstanding the fact that the stockholders did not ratify the selection, or may select another independent registered public accounting firm without re-submitting the matter to the stockholders. Even if the selection is ratified, the audit committee reserves the right in its discretion to select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the company and its stockholders.

Fees and Services

The billed fees for services provided by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates, during 2005 and 2006 were as follows:

	2005	2006
Audit Fees[(1)]	$2,514,756	$2,640,000
Audit-Related Fees[(2)]	1,030,140	730,000
Tax Fees[(3)]	645,529	977,275
All Other Fees[(4)]	130,090	125,000
Total Fees	$4,320,785	$4,472,275

(1) Consists of fees for the audits of our financial statements for the years ended December 31, 2005 and 2006, reviews of our interim quarterly financial statements, and evaluation of our compliance with Section 404 of the Sarbanes-Oxley Act.

(2) Consists of fees for service auditors reports (SAS 70), accounting consultations, credit card receivables master trust securitizations, review and support for securities issuances as well as acquisition assistance.

(3) Tax consultation and advice and tax return preparation.

(4) Other fees include due diligence and securitization related assistance.

Our audit committee has resolved to pre-approve all audit and permissible non-audit services to be performed for us by our independent accountant, Deloitte & Touche LLP. The audit committee pre-approved all fees noted above for 2006. Non-audit services that have received pre-approval include tax preparation, tax consultation and advice, assistance with our securitization program, SAS 70 reporting and acquisition assistance. The audit committee has considered whether the provision of the above services is compatible with maintaining the independent accountant's independence. The members of our audit committee believe that the payment of the fees set forth above would not prohibit Deloitte & Touche LLP from maintaining its independence.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE RATIFICATION OF THE SELECTION OF DELOITTE & TOUCHE LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR 2007.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who beneficially own more than 10% of our common stock, to file reports of ownership and changes in ownership of our common stock with the SEC and the New York Stock Exchange. Our directors, executive officers, and greater than 10% beneficial owners are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on a review of the copies furnished to us and representations from our directors and executive officers, we believe that all Section 16(a) filing requirements for the year ended December 31, 2006 applicable to our directors, executive officers, and greater than 10% beneficial owners were satisfied. Based on written representations from our directors and executive officers, we believe that no Forms 5 for directors, executive officers and greater than 10% beneficial owners were required to be filed with the SEC that have not been filed for the period ended December 31, 2006.

INCORPORATION BY REFERENCE

With respect to any filings with the SEC into which this proxy statement is incorporated by reference, the material under the headings "Compensation Committee Report" and "Report of the Audit Committee" shall not be incorporated into such filings nor shall it be deemed "filed."

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

If you and other residents at your mailing address own shares of common stock in "street name," your broker or bank may have sent you a notice that your household will receive only one annual report and proxy statement for each company in which you hold stock through that broker or bank. Nevertheless, each stockholder will receive a separate proxy card. This practice, known as "householding," is designed to reduce our printing and postage costs. If you did not respond that you did not want to participate in householding, the broker or bank will assume that you have consented and will send one copy of our annual report and proxy statement to your address. You may revoke your consent to householding at any time by sending your name, the name of your brokerage firm, and your account number to Householding Department, 51 Mercedes Way, Edgewood, New York 11717. The revocation of your consent to householding will be effective 30 days following its receipt. In any event, if you did not receive an individual copy of this proxy statement or our annual report, we will send a copy upon written or oral request. Requests should be directed to Alan M. Utay, Corporate Secretary, Alliance Data Systems Corporation, 17655 Waterview Parkway, Dallas, Texas 75252.

OTHER MATTERS

The board of directors knows of no matters that are likely to be presented for action at the annual meeting other than the re-election of directors and the ratification of the selection of Deloitte & Touche LLP as the independent registered public accounting firm of the company for 2007, as previously described. If any other matter properly comes before the annual meeting for action, it is intended that the persons named in the accompanying proxy and acting hereunder will vote or refrain from voting in accordance with their best judgment pursuant to the discretionary authority conferred by the proxy.

By order of the Board of Directors



J. Michael Parks
Chairman of the Board of Directors and
Chief Executive Officer

April 27, 2007
Dallas, Texas

AllianceData

Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 11:59 p.m., Eastern Time, on June 1, 2007.

Vote by Internet
- Log on to the Internet and go to **www.investorvote.com**
- Follow the steps outlined on the secured website.

Vote by telephone
- Call toll free 1-800-652-VOTE (8683) within the United States, Canada & Puerto Rico any time on a touch tone telephone. There is **NO CHARGE** to you for the call.
- Follow the instructions provided by the recorded message.

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

▼ **IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposal 2.

1. Election of Directors:

	For	Withhold
01 - Lawrence M. Benveniste, Ph. D.	☐	☐
02 - D. Keith Cobb	☐	☐
03 - Kenneth R. Jensen	☐	☐

+

	For	Against	Abstain
2. To ratify the selection of Deloitte & Touche LLP as the independent registered public accounting firm of Alliance Data Systems Corporation for 2007.	☐	☐	☐

IN THEIR DISCRETION, THE PROXIES ARE ALSO AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING. MANAGEMENT PRESENTLY IS NOT AWARE OF ANY SUCH MATTERS TO BE PRESENTED FOR ACTION.

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

3 1 H V A D S 2 +

001CD40034 00P6GA 012953_COMPANY_BLANKS_2_42093453/000007/000007/i

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

AllianceData

Proxy - ALLIANCE DATA SYSTEMS CORPORATION

ANNUAL MEETING OF STOCKHOLDERS

This proxy is solicited by the Board of Directors of Alliance Data Systems Corporation for use at the Annual Meeting on June 6, 2007

By signing this proxy, you revoke all prior proxies and appoint The 401(k) Company, having the full power to appoint its substitute, to represent and to vote all the shares of Common Stock of Alliance Data Systems Corporation you held in your ADS Stock Fund account on April 12, 2007 at the Annual Meeting of Stockholders of Alliance Data Systems Corporation, and any adjournment or postponement of such meeting, in the manner specified on the other side of this proxy. The 401(k) Company will only vote shares as directed and will not vote those for which no direction is received. All voting instructions must be received by the close of business on June 1, 2007 in order to be included in the tabulation.

On the reverse side of this proxy card are instructions for voting on the matters that will be considered at the Annual Meeting of Stockholders to be held on June 6, 2007. Additional information about Alliance Data Systems Corporation and the matters to be voted on are included in our Proxy Statement and 2006 Annual Report.

PROXY VOTING CARD IN CONNECTION WITH THE ADS STOCK FUND IN THE ALLIANCE DATA SYSTEMS CORPORATION 401(k) AND RETIREMENT SAVINGS PLAN

Shown on the reverse side of this proxy card are the number of shares of Common Stock of Alliance Data Systems Corporation, if any, beneficially held by you in the ADS Stock Fund portion of your 401(k) and Retirement Savings Plan as of April 12, 2007. The number of shares held in the ADS Stock Fund were provided by The 401(k) Company.

By completing and mailing this card in time for delivery before June 1, 2007, you will have voted all of your shares held in the ADS Stock Fund. If you own shares of Common Stock of Alliance Data Systems Corporation outside of this plan, you will receive separate proxy materials that you should complete and return in the envelope provided with those materials.

Voting Authorization for ADS Stock Fund - I hereby appoint The 401(k) Company, as proxy, with the power to appoint its substitute, and hereby authorize them to represent and to vote, as designated on the reverse side, all the shares of Common Stock of Alliance Data Systems Corporation beneficially held by me in the ADS Stock Fund on April 12, 2007, at the Annual Meeting of Stockholders of Alliance Data Systems Corporation to be held on June 1, 2007, and at any adjournment or postponement thereof, in the manner specified on the reverse side of this proxy card. With respect to the ADS Stock Fund shares, this proxy, when properly executed, will be voted as directed by the undersigned stockholder. **If no direction is given, this proxy will not be voted.**

See reverse for voting instructions.

(continued, and to be signed and dated, on the reverse side)

AllianceData

Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 11:59 p.m., Eastern Time, on June 5, 2007.

Vote by Internet
- Log on to the Internet and go to **www.investorvote.com**
- Follow the steps outlined on the secured website.

Vote by telephone
- Call toll free 1-800-652-VOTE (8683) within the United States, Canada & Puerto Rico any time on a touch tone telephone. There is **NO CHARGE** to you for the call.
- Follow the instructions provided by the recorded message.

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

▼ **IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposal 2.

1. Election of Directors:

Nominee	For	Withhold
01 - Lawrence M. Benveniste, Ph. D.	☐	☐
02 - D. Keith Cobb	☐	☐
03 - Kenneth R. Jensen	☐	☐

	For	Against	Abstain
2. To ratify the selection of Deloitte & Touche LLP as the independent registered public accounting firm of Alliance Data Systems Corporation for 2007.	☐	☐	☐

IN THEIR DISCRETION, THE PROXIES ARE ALSO AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING. MANAGEMENT PRESENTLY IS NOT AWARE OF ANY SUCH MATTERS TO BE PRESENTED FOR ACTION.

B Non-Voting Items

Change of Address — Please print new address below.

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below. / /

Signature 1 — Please keep signature within the box.

Signature 2 — Please keep signature within the box.

3 1 A V A D S 1

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

AllianceData

Proxy - ALLIANCE DATA SYSTEMS CORPORATION

ANNUAL MEETING OF STOCKHOLDERS

This Proxy is solicited by the Board of Directors of Alliance Data Systems Corporation for use at the Annual Meeting on June 6, 2007

By signing this proxy, you revoke all prior proxies and appoint Edward J. Heffernan and Michael D. Kubic, and each of them, with each having the full power to appoint his substitute, to represent and to vote all the shares of Common Stock of Alliance Data Systems Corporation you held in your account on April 12, 2007 at the Annual Meeting of Stockholders of Alliance Data Systems Corporation, and any adjournment or postponement of such meeting, in the manner specified on the other side of this proxy. **If no direction is given, this proxy will be voted for the election of the directors indicated and for the approval of Proposal Two.** In their discretion, Mr. Heffernan and Mr. Kubic are also authorized to vote upon such other matters as may properly come before the meeting. Management presently is not aware of any such matters to be presented for action.

See reverse for voting instructions.

AllianceData

Alliance Data Systems Corporation
17655 Waterview Parkway
Dallas, Texas 75252
972 348-5100

www.AllianceData.com

END